Form 20-F
period 2024-12-31
Heidmar Maritime Holdings Corp.
filed 2025-05-15
CIK 2029471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

Commission file number 001-42534

Heidmar Maritime Holdings Corp.
(Exact name of Registrant as specified in its charter) (Translation of Registrant's name into English)

Marshall Islands
(Jurisdiction of incorporation or organization)

89 Akti Miaouli, Piraeus 18538, Greece
(Address of principal executive offices)

Pankaj Khanna, Tel: +30 216-002-4900, ir@heidmar.com 89 Akti Miaouli, Piraeus 18538, Greece
(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common shares, par value $0.001 per share	HMR	Nasdaq Capital Market

Securities registered or to be registered pursuant to section 12(g) of the Act.

NONE
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

100 common shares, par value $0.001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company.. See the definitions of "large accelerated filer", "accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe," "expect," "anticipate," "estimate," "intend," "seek", "plan," "target," "project," "potential", "continue", "contemplate", "possible", "likely," "may," "might", "will," "would," "could" and similar expressions, terms, or phrases may identify forward-looking statements.

These forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. We have based the forward-looking statements in this report upon various assumptions, many of which we have based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include, but are not limited to:

• availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;

• availability of skilled crew members other employees and the related labor costs;

• work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;

• the impact of the U.S. presidential and congressional election results effecting the economy, future laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions;

• changes in our operating expenses;

• planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys and upgrades;

• compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. regulations;

• the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies;

• Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;

• general economic conditions and conditions in the oil industry;

• the cyclical nature of the shipping industry;

• general market conditions, including fluctuations in charter hire rates and vessel values;

• changes in demand for tanker and dry bulk vessel capacity;

• changes in our operating expenses, including bunker prices, drydocking and insurance costs;

• the strength of world economies;

• fluctuations in currencies and interest rates;

• the volatility of the price of our common shares;

• the loss of a large customer or significant business relationship;

• new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization (“IMO”), and/or imposed by regional or national authorities such as the European Union or individual countries;

• vessel breakdowns and instances of off-hire;

• potential liability from pending or future litigation;

• the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate;

• potential conflicts of interest involving members of the Holdings Board and senior management;

• the failure of counter parties to fully perform their contracts with us;

• changes in credit risk with respect to our counterparties on contracts;

• our dependence on key personnel and our ability to attract, retain and motivate key employees;

• our ability to obtain indemnities from customers;

• changes in laws, treaties or regulations;

• our incorporation under the laws of Marshall Islands and the different rights to relief that may be available compared to other countries, including the United States;

• general domestic and international political conditions of events, including “trade wars”;

• any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;

• potential disruption of shipping routes due to accidents, environmental factors, political events, international hostilities including the ongoing developments in the Ukraine region, acts by terrorists or acts of piracy on ocean-going vessels;

• the impact of adverse weather and natural disasters;

• our profitability and growth depend on the demand for shipping vessels and global economic conditions, and the impact of consumer confidence and consumer spending on shipping volume and charter rates;

• if global economic conditions weaken, it could have a material adverse effect on Heidmar’s business, financial condition and results of operations;

• if we do not compete successfully with new entrants or established companies with greater resources, its shipping business growth and results of operations may be adversely affected;

• We operate carriers worldwide and, as a result, its business has inherent operational risks, which may reduce its revenue or increase its expenses, and we may not be adequately covered by insurance; and

• We are dependent upon on a limited number of significant pool partners for its managed vessels.

These factors and the other risk factors described in this annual report and other reports that we furnish or file with the U.S. Securities and Exchange Commission or the SEC, are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward-looking statements are made only as of the date of this annual report. These forward-looking statements are not guarantees of our future performance, and actual results and developments may vary materially from those projected in the forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Throughout this report, all references to “Heidmar” the "Company", "we", "our", and "us" refer to Heidmar Maritime Holdings Corp. and its subsidiaries, and all references to "Heidmar Maritime Holdings Corp." refer to Heidmar Maritime Holdings Corp. and not to its subsidiaries. Unless otherwise indicated, all references to "U.S. dollars", "USD", "dollars", "US$" and "$" in this annual report are to the lawful currency of the United States of America and references to "Euro", "EUR", and "€" are to the lawful currency of most European countries, including Greece.

Investing in our securities is highly speculative and involves a degree of risk. Before making an investment in our securities, you should carefully consider the risks described below, as well as other information included or incorporated by reference in this annual report before deciding to invest in our securities. The summary of risk factors below is qualified in its entirety by the more fulsome risk factors described below.

Summary of Risk Factors

Risks Related to Our Business and Industry

• Inadequate performance by our charterers and pool members may increase our costs.

• Failure to effectively manage the operating costs of the vessels in our pools could harm our reputation and financial performance.

• A change in tanker ownership or technical management could cause a loss in customer approvals.

• Rises in fuel and bunker prices.

• Risks associated with the highly competitive international seaborne industry, including competition from new entrants and established companies.

• Any failure of our future or current counterparties to meet their obligations.

• Restrictive covenants in debt agreements.

• Adverse effects of decreases in spot market rates or improvements in charter rates.

• The cyclicality and volatility of charter hire rates for both dry bulk and tanker vessels.

• We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could affect us adversely.

• Litigation not resolved in our favor and not sufficiently insured against.

• Exchange rate fluctuations.

• Inability to retain key management personnel.

• Oversupply of vessel capacity that leads to a reduction in charter hire rates, vessel values, and profitability.

• Decreases in the shipments of crude oil.

• Shifts in consumer demand from oil to other energy sources or changes in trade patterns for oil.

• Operational risks unique to dry bulk and tanker vessels and that could adversely affect our business and reputation.

• Restrictions and sanctions imposed by other governments.

• Operational risks that may not be covered by insurance or that we fail to obtain insurance for.

• Geopolitical conditions, such as political instability, terrorist or other attacks, piracy war, international hostilities, economic sanctions restrictions and global public health concerns.

• Seasonal fluctuations that affect revenue.

• Inability to manage our growth properly and expand our business.

• Disruptions by technology to the nature of shipbroking which is largely transacted via personal relationships.

• Increased scrutiny and changing requirements of environmental, social, and governance policies, which could lead to increased costs.

• Climate change and greenhouse gas restrictions could adversely impact operations.

• Increased inspection procedures, tighter import and export control, and security standards could increase costs.

• Macroeconomic conditions like rising inflation, interest rates, market volatility, economic uncertainty, and supply chain constraints.

Risks Related to Our Status as a Public Company

• We may not be able to maintain compliance with Nasdaq’s continued listing standards.

• Our shares may be less attractive to investors because they are subject to reduced reporting requirements because of our status as an emerging growth company.

• We are exempt from certain corporate governance requirements because we are a “controlled company” within the meaning of Nasdaq rules.

• We are exempt from certain reporting and other obligations due to our status as a “foreign private issuer”, alternatively if we lose this status, we could be subject to additional expenses.

• We are permitted to follow “home country” governance practices rather than those of Nasdaq.

• Failure to timely and effectively implement requirements of Section 404(a) of the Sarbanes-Oxley Act could have a material adverse effect on our business.

Risks Related to Our Common Shares

• The majority of our shares are held by two shareholders and their interests may conflict with those of other shareholders.

• Future sales of our common shares may cause the market price of our common shares to drop.

• The future exercise of registration rights may adversely affect the market price of our securities.

• The market price of our common shares may be volatile which could subject us to securities class action litigation.

• We might not be able to maintain an active trading market for our shares.

• We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our obligations.

• Our ability to pay dividends may be limited in certain instances.

• There may be adverse tax consequences for investors in connection with the acquisition, ownership, and disposal of our common shares.

• The number of issued shares may fluctuate substantially leading to adverse tax consequences for holders.

• A lack of research or reports on our business could affect the price and volume of our common shares.

• Failure to maintain an effective system of internal control over financial reporting could affect investor confidence and the market price of our common shares.

Risks Related to U.S. Federal Income Taxation

• We may not be treated as a non-U.S. corporation and as a surrogate foreign corporation for tax purposes.

• If we’re treated as a passive foreign investment company, there could be adverse tax consequences for shareholders.

• Our status as a controlled foreign corporation could result in adverse tax consequences for shareholders.

• If we’re subject to U.S. federal income tax on U.S. source income, our earnings may be reduced.

Risks Related to Our Incorporation in the Marshall Islands

• Our shareholders may be limited in their ability to protect their interests due to our incorporation in the Marshall Islands.

• We may be subject to economic substance requirements.

• Forum selection provisions in our articles of incorporation could limit shareholders’ ability to obtain a favorable judicial forum for disputes.

• Investors may not be able to serve process on or enforce U.S. judgements against us.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our securities is highly speculative and involves a degree of risk. Before making an investment in our securities, you should carefully consider the risks described below, as well as other information included or incorporated by reference in this annual report before deciding to invest in our securities.

Risks Related to the Company’s Business and Industry

If we cannot meet our customers’ quality and compliance requirements, we may not be able to operate our managed vessels profitably, which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

Customers, in particular those in the shipping industry, have an increasingly high focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, or a continuous decrease in the quality concerning one or more vessels occurring over time. Moreover, continuous increasing requirements from oil industry constituents can further complicate our ability to meet the standards. If we fail to comply, either suddenly or over a period of time, with our pooling, management and charter agreements or the expectations or requirements of our customers, or if customers, in particular oil operators, increase their requirements above and beyond what we deliver, this may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

We rely on our charterers and pool members to provide the vessels we manage, and if they do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition, and results of operations could be adversely affected.

Our asset-light business model means that we do not currently own any vessels although we may acquire vessels in the future. This means that we rely on third parties and related parties to provide the vessels that we commercially manage, charter and operate, and this reliance would continue should we begin to acquire our own vessels. Should we experience complications with any of the third-party vessels, we may need to delay or cancel charters. We face the risk that any of the companies that are engaged in our commercial vessel management pools (our “Pools”) may not fulfill their contracts and deliver their services on a timely basis, or at all. We have experienced, and may in the future experience, operational complications with our charterers. The ability of our charterers to effectively satisfy our requirements could also be impacted by a charterer’s financial difficulty or damage to their operations caused by fire, terrorist attack, piracy, natural disaster, public health threats, or other events, including the ongoing conflicts between Russia and Ukraine and Israel and Hamas. The failure of any of our managed or chartered vessels to perform to our expectations could result in delayed or cancelled charters and harm our business. Our reliance on our and our subsidiaries’ pooling arrangements and our inability to fully control any operational difficulties without them could have a material adverse effect on our business, financial condition and results of operations.

As we expand the fleet for which we provide vessel management services, we may not be able to recruit suitable employees and crew for our managed vessels, which may limit our growth and cause our financial performance to suffer.

As we continue to expand the fleet we manage, we will need to recruit suitable and reliable agents and administrative and management personnel. Recruiting new employees has become challenging in many industries and markets, and we may not be able to hire suitable employees to support our expansion. If we are unable to recruit suitable employees and crews, we may not be able to provide our services to customers at an appropriate level of quality or at all. This could limit our growth and cause our financial performance to suffer.

The vessels that enter into our Pools may cease operating in that pool.

We enter into pooling contracts with a number of shipping companies, pursuant to which they contribute one or more vessels to a Heidmar Pool, and we assume the commercial management and operation of the vessels. Typically, any participant in a Heidmar Pool has the right to withdraw any or all its vessels upon notice in accordance with the terms of the relevant pool agreement. We cannot assure you that the vessels that currently participate in the Pools will continue that participation. While the pool agreements typically include cancellation fees at full rates for 30 days and half-rate for the following 90 days, these do not replace the full revenue a vessel would earn for the pool or ensure its vitality for the longer term. If, for any reason vessels cease to participate in the Pools, or the Pools are significantly restricted, the net revenues paid to us and our counterparties by the pool could decrease. In addition, one or more pool participants could use their ability to withdraw vessels from a pool in an effort to negotiate a reduction of our fees. Any of these, could have an adverse effect on our financial condition and results of operations.

If we fail to effectively manage the operating costs of the vessels in our pools, this could harm our reputation and our financial performance.

Our commercial management and operation of vessels, includes many aspects of the costs of their operation, including negotiating fees and the costs of fuel. Although our clients typically bear these costs, if we fail to properly manage the costs of a given pool, its efficiency and profitability would decline. Further, our reputation for profitable vessel management would be harmed. These could adversely affect our results of operations.

The profitability of each Heidmar Pool is substantially dependent on the utilization we can achieve for its vessels, so our failure to maintain a high utilization would harm our reputation and our results of operations.

Participation in our pools is intended to enhance the financial performance of our customers’ vessels, in part through higher vessel utilization. If we fail to find customers to engage the vessels we manage in a given pool, the profitability of that pool will decline. Further, our income from a pool consists in part on commissions on freight and demurrage. Accordingly, low vessel utilization would adversely impact our results of operations. In addition, if our pools fail to deliver appropriate vessel utilization, our charterers may decline to keep their vessels in the Pools, which would adversely affect our business and its growth. Factors affecting fleet utilization include, but are not limited to: supply of and demand for vessels in the seaborne transportation industry, dry-docking days, as well as any other event that would render a vessel unable to earn revenue.

When a tanker changes ownership or technical management, it may lose customer approvals.

Most users of seaborne oil transportation services require vetting of a vessel before it approves that vessel to service its account. This represents a risk to our company as it is difficult to efficiently employ a vessel until its vetting approvals are in place. As commercial managers of seaborne oil transportation services, we conduct inspections and assessments of our customers’ vessels. These inspections must be carried out regularly for a vessel to have valid approvals from users of seaborne oil transportation services. Any change in a vessel’s ownership or technical manager causes that vessel to lose its approval status, which means it must be re-inspected and re-assessed by the users of seaborne oil transportation services. Increasingly longer voyages in the very large crude carrier (“VLCC”) trade, as well as trading route disruptions from various regional conflicts could make timely vetting inspections challenging and thus could result in vessels not obtaining vetting approvals in time to secure their next employment at market rates.

High prices of fuel, or bunkers, as well as a lack of availability of fuel, may adversely affect our net income.

Fuel is a significant, if not the largest, expense in shipping when vessels are under voyage charter. As a result, a lack of availability of fuel and/or an increase in the price of fuel beyond our expectations at the time of charter negotiation may adversely affect our profitability, when our chartered in vessels are on voyage charter. Additionally, our profitability may be adversely affected by fluctuations in fuel prices, as charterers take fuel price increases into account when negotiating charter hire rates. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, particularly economic developments in emerging markets such as China and India, the status of trade relations between countries, including the United States and China, global economic conditions, including recession and inflation, geopolitical developments, supply of and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers and production cuts, war and geopolitical conflicts, including the armed conflicts between Russia and Ukraine and Israel and Hamas, unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Further increases in fuel prices in the future may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Other future regulations may have a similar impact.

Any increases to bunker costs have an adverse impact on our operating results and cash flows. This might lead to a decrease in the economic viability of older vessels that lack fuel efficiency and a reduction of useful lives of those vessels.

In the highly competitive international seaborne transportation industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result we may be unable to employ our managed vessels profitably.

We manage, charter and operate vessels in a highly competitive and highly fragmented market, and face competition both to identify and secure vessels to operate and manage as well for goods to transport. Competition for vessels arises primarily from other pooling companies and vessel owners and depends on our relationships with vessel owners and customers, the type and age of a vessel and desirability of vessels based on quality and other factors, amongst other things. Competition for seaborne transportation of goods and products is intense and depends on charter rates and the location, size, age, condition and acceptability of the vessel and its operators to charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets than we may operate and thus be able to offer lower charter rates and terms to vessel owners. We therefore may be unable to retain or attract new customers or charterers on attractive terms or at all, which may have a material adverse effect on our business, financial condition and results of operations. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to certain activities than we can, resulting in a significant competitive threat to us. Vessels in the Pools operate in a highly competitive market and our existing and potential competitors may have significantly greater financial resources than us. We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.

We face substantial competition in trying to expand relationships with existing customers and obtain new customers.

The process of obtaining new charter agreements is highly competitive and generally involves an intensive screening and competitive bidding process, which, in certain cases, extends for several months. Contracts in the time charter market are awarded based upon a variety of factors, including:

• the size, age, fuel efficiency, emissions levels, and condition of a vessel;

• the operator’s industry relationships, experience and reputation for customer service, quality operations and safety;

• the quality, experience and technical capability of the crew;

• the experience of the crew with the operator and type of vessel;

• the operator’s relationships with shipyards and the ability to get suitable berths;

• the operator’s construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications; and

• the operator’s willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events.

Contracts in the spot market are awarded based upon a variety of factors as well, and include:

• the location of the vessel; and

• competitiveness of the bid in terms of overall price.

Vessels operating in the Pools operate in a highly competitive market and we expect substantial competition for providing transportation services from a number of companies (both tanker and dry bulk vessel owners and operators). Our existing and potential competitors may have significantly greater financial resources than us. In addition, competitors with greater resources may have larger fleets, or could operate larger fleets through consolidations, acquisitions, newbuildings or pooling of their vessels with other companies, and, therefore, may be able to offer a more competitive service than us or the Pools, including better charter rates. We expect competition from a number of experienced companies providing contracts for oil and dry bulk transportation services to potential customers, including state-sponsored entities and major energy companies affiliated with the projects requiring shipping services. As a result, we (including the Pools) may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, financial condition and operating results.

We are subject to risks with respect to counterparties, and failure of those counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We and the Pools enter into various contracts, including charter agreements, pooling arrangements, commercial vessel management agreements and asset agreements, credit facilities and financing arrangements, that subject us and the Pools to counterparty risks. The ability and willingness of these counterparties to perform their obligations under any contract will depend on a number of factors that are beyond our control and may include, among other things, general economic or political conditions, the condition of the maritime and shipping industries, the overall financial condition of the counterparty, charter rates for specific types of vessels, and various expenses. For example, a reduction of cash flow resulting from declines in world trade or the lack of availability of debt or equity financing may result in a significant reduction in the ability of our charterers or the Pools’ charterers to make required charter payments. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Furthermore, it is possible that parties with whom we have charter contracts may be impacted by events in Russia and Ukraine and in the Middle East, including in the Red Sea area, and any resulting sanctions. Should a charterer fail to honor its obligations under agreements with us or a Heidmar Pool, it may be difficult for us or the Heidmar Pool to secure substitute employment for its vessels, and any new charter arrangements that we secure could be at lower rates or on less favorable terms. Should a counterparty fail to honor its obligations under agreements with us or a Heidmar Pool, we could sustain significant losses and a significant reduction in the charter hire we earn from the Heidmar Pool, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Although we assess the creditworthiness of our counterparties, a prolonged period of difficult industry conditions could lead to changes in a counterparty’s liquidity and increase our exposure to credit risk and bad debts. In addition, we may offer extended payment terms to our customers in order to secure contracts, which may lead to more frequent collection issues and adversely affect our financial results and liquidity.

Our financing arrangements contain certain restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations.

In order to facilitate growth, we have incurred debt at the subsidiary level. Any changes in interest rates may have an adverse effect on our business, financial condition, results of operations and/or cash flows.

Our ability to obtain new financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited by our existing leverage and/or by market conditions, and no guarantee can be made that we will be able to arrange new borrowing or refinance existing facilitates on favorable terms, or at all. Uncertainty relating to global financial markets and economic conditions may affect our ability to obtain financing and related costs of any financing. These borrowings are denominated in U.S. dollars, and although we generate almost all of our revenues in U.S. dollars we incur a portion of our expenses in other currencies. Accordingly, any strengthening of those currencies against the U.S. dollar could make it more difficult for us to repay our indebtedness.

The terms and conditions of our existing financing arrangements require us or our subsidiaries to maintain specified financial ratios and to satisfy covenants, such as paid-in capital contributions and maintain retained distributions in each of our pools at no less than the amount specified in the relevant pool agreement and/or to maintain a certain number of vessels in a particular Heidmar Pool. Should tanker charter rates or spot market rates values materially decline in the future to an extent that would result in a breach under one or more of the covenants, it could constitute an event of default, and/or cross default, under multiple facilities. Prior thereto, we would need to try and seek waivers or amendments from our lenders with respect to those covenant breaches, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to comply with those covenants, failure to do so may cause the lenders to accelerate the relevant loans. The occurrence of any of these events may materially adversely affect our business.

We are dependent on the spot market and any decrease in spot market rates in the future may adversely affect the earnings of the Company and our ability to pay dividends.

We employ most of the vessels that we operate in the spot market and operate some vessels under time charter. These practices expose us to fluctuations in spot market charter rates.

Although the number of vessels in our managed fleet that participate in the spot market will vary from time to time, we anticipate that a significant portion of our managed fleet will participate in this market. As a result, our financial performance will be significantly affected by conditions in the tanker spot market, and only our vessels that operate under fixed-rate time charters may, during the period such vessels operate under such time charters, provide a fixed source of revenue to us.

Historically, the tanker market has been volatile because of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The spot market may fluctuate significantly based upon supply of and demand for vessels and cargoes. The successful operation of our managed vessels in the competitive spot market depends upon, among other things, obtaining profitable charters and minimizing, to the extent possible, time spent waiting for charters and time spent in ballast. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot market rates decline or stay at current depressed levels, then we may be unable to operate our managed vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates in the spot market are fixed for a single voyage, which may last up to several weeks, during periods in which charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to renew the charters on our managed vessels on the expiration or termination of our current charters or on vessels that we may acquire in the future, the charter rates payable under any new charters, and vessel values will all depend upon, among other things, economic conditions in the sectors in which our managed vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

Our fixed rate time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters.

While fixed rate time charters generally provide more reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

The tanker vessel industry is cyclical and volatile, which may lead to volatility in the charter rates we are able to obtain for our managed vessels.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. For example, during the ten-year period from 2013 through 2022, time charter equivalent (“TCE”) spot rates for an Aframax tanker trading between the Caribbean and the U.S. Gulf fluctuated between $3,507 to $210,524 per day. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. Fluctuations in charter rates and vessel values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. Because the Company earns a commission on each managed vessel’s daily gross freight rate, which is in part composed of TCE rates, substantial volatility in TCE spot rates for our managed tanker vessels could have a material adverse effect on our business and financial condition.

A drop in spot market rates may provide an incentive for some customers to default on their charters, and the failure of our counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

Often, when we enter into a time charter, the rates under that charter are fixed for the term of the charter. The time charters have a maximum remaining duration of approximately two years. If the spot market rates or short-term time charter rates in the tanker industry become significantly lower than the time charter equivalent rates that some of our customers are obligated to pay us under our existing charters, the customers may have incentive to default under that charter or attempt to renegotiate the charter. If our customers fail to pay their obligations, we would have to attempt to re-charter a vessel, which if re-chartered at lower rates, may affect our ability to operate vessels in our fleet profitably and may affect our ability to comply with current or future covenants contained in our loan agreements.

We depend upon a limited number of charter customers and ship owners for a large part of our revenues, and the loss of any of these could adversely affect our business, results of operations and financial condition.

We conduct a substantial portion of our charter activity through a limited number of charter customers and depend on a single ship owner for a large portion of the vessels that we manage. Accordingly, a deterioration in our relationships with any of these parties such that they reduced or eliminated the business they conduct with us, or the unwillingness or inability of any of them to pay their bills to us, could adversely affect our business, results of operation and financial condition.

Our top three customers accounted for between 13% and 45% each and in the aggregate 71% of our total operating revenues during the year ended December 31, 2024, equivalent to $20.7 million of our total revenue. During the year ended December 31, 2023, our top three customers accounted for between 11% and 22% each, and in aggregate, 50% of our total operating revenues, equivalent to $24.5 million of our total revenues. If our charter business with any of these customers were to decline, our business, revenues and results of operations would suffer, and this decrease in business could also adversely affect the interest of ship owners to contribute vessels to our Pools.

Further, we rely on a limited number of vessel owners to enter vessels to the Pools. In particular, Capital Maritime and Trading Corp. (“Capital”) has placed most of its tanker vessels, trading in the spot market, into the Pools. The Capital vessels compose 26 of the 39 vessels currently managed by Heidmar and accounted for 23% of our total revenues from the Pools during the year ended December 31, 2024. Capital is owned by the father of the indirect owner of Maistros Shipinvest Corp., one of our major shareholders. A decision by Capital, or any of our other major pool partners, to withdraw its vessels from the Pools may have a material adverse effect on our business, results of operations and financial condition.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on our business, results of operations and financial condition.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. The ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our business, results of operations and financial condition.

Exchange rate fluctuations could have an adverse impact on our results of operations.

We generate all of our revenues in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of voyage and administrative expenses are denominated in currencies other than U.S. dollars. If our expenditures on such costs and fees were significant, and the U.S. dollar was weak against such currencies, our business, results of operations, cash flows, financial condition and ability to pay dividends could be adversely affected.

Our directors and officers may in the future hold direct or indirect interests in companies that compete with us.

Our directors and officers have a history of involvement in the shipping industry and some of them currently, and some of them may in the future, directly or indirectly, hold investments in companies that compete with us. In that case, they may face conflicts between their own interests and their obligations to us.

It is possible that our directors and officers will not be influenced by their interests in or affiliation with other shipping companies, or our competitors, and seek to cause us to take courses of action that might involve risks to our other shareholders or adversely affect us or our shareholders. However, we have written policies in our Code of Conduct to address such situations if they arise.

We may be unable to retain key management personnel, which may negatively impact the effectiveness of our management and our results of operations.

Heidmar is a people-based business and people are vital to its success. Our success will depend to a significant extent upon the abilities and efforts of the following personnel: Pankaj Khanna, Niki Fotiou, Andreas Konialidis, Gerry Ventouris, Vassilis Loutradis and Kalliopi Michalopoulou. These and other members of our management, along with the members of our board of directors are crucial to the execution of our business. If these individuals were no to longer be affiliated with Heidmar, or if Heidmar were to otherwise cease to receive advisory services from them, Heidmar may be unable to recruit other management personnel with equivalent talent and experience, and its business and financial condition may suffer as a result. Inadequate policies and reward structures could incentivize negative behaviors, create internal conflict, lead to reputational damage or contribute to failure in attracting and/or retaining personnel. Lack of appropriate consideration of environmental and social issues could also contribute to any inability to attract and retain skilled personnel.

An over-supply of vessel capacity may lead to reductions in charter hire rates, vessel values and profitability.

The supply of vessels generally increases with deliveries of new vessels and decreases with the recycling of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. An over-supply of vessel capacity, combined with a decline in the demand for such vessels, may result in a reduction of charter hire rates. Generally, increased competition in the form of increases in newbuild orders at shipyards and/or new shipowner entrants to the tanker shipping market may negatively affect the number of vessels available to us. Upon the expiration or termination of customers’ vessels’ current charters, if we are unable to re-charter these vessels at rates sufficient to allow us to operate these vessels profitably or at all such inability, would have a material adverse effect on our revenues and profitability.

Any decrease in shipments of crude oil may adversely affect our financial performance.

The demand for our managed tankers derives primarily from demand for Arabian Gulf, West African, North Sea, Caribbean, Russian and U.S. shale crude oil, which, in turn, primarily depends on the economies of the world’s industrial countries and competition from alternative energy sources. Any decrease in shipments of crude oil or change in trade patterns from these geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

• increased crude oil production from other areas;

• increased refining capacity in the Arabian Gulf or West Africa;

• increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;

• a decision by oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

• armed conflict between Ukraine and Russia and related sanctions;

• expansion of other sanctions programs maintained by the United States or other jurisdictions;

• armed conflict in the Arabian Gulf and West Africa and political or other factors; and

• the development, availability and the costs of nuclear power, natural gas, coal and other alternative sources of energy.

With crude oil as a particularly sensitive commodity in international trade and of first-rate significance in sanctions measures, we as a tanker management company are particularly exposed to the effects of trade embargoes and sanctions-related measures. Such measures may also negatively affect demand for our commercial management and other services.

In addition, volatile economic conditions affecting world economies may result in reduced consumption of oil products and a decreased demand for our managed vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.

A shift in consumer demand from oil towards other energy sources or changes to trade patterns for crude oil or refined oil products may have a material adverse effect on our business.

A significant portion of our earnings are related to the oil industry. The demand for our services depends on the level of activity in the oil industry, including oil companies’ willingness and ability to continue making operating and capital expenditures to explore, develop and produce crude oil and refined petroleum products, which are directly affected by trends in oil prices. A shift in or disruption of consumer demand from oil towards other energy sources such as electricity, natural gas, liquified natural gas, hydrogen or ammonia will potentially affect the demand for our managed vessels. A shift from the use of internal combustion engine vehicles may also reduce the demand for oil. These factors could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

“Peak oil” is the year when the maximum rate of extraction of oil is reached. Recent forecasts of “peak oil” range from the late 2020s to 2040, depending on economics and how governments respond to global warming. OPEC maintains that demand for oil will plateau around 2040, despite transition toward other energy sources. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, as well as shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of crude oil or refined oil products may have a significant negative or positive impact on the ton-mile and therefore the demand for our tankers. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

The operation of tankers involves certain unique operational risks.

The operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

Further, our managed vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters and other bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our managed vessels suffer damage, they may need to be repaired at a drydocking facility. While we are not financially responsible for the drydocking and repair of our managed vessels in the event of damages, the loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our managed vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our managed vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations, cash flows and ability to pay dividends.

Our business could be harmed by an increase in trade protectionism, the unravelling of multilateral trade agreements or a decrease in the level of China’s export of goods and import of raw materials.

The nature of our operations means that increased trade protectionism could adversely affect our business. Protectionist measures, such as increases in tariffs, greater regulation of imports, and the unraveling of multilateral trade agreements, could decrease the demand for shipping, adversely affect our charterers’ businesses and accordingly, adversely affect our own business.

Recently, the U.S. government has threatened or enacted trade barriers in order to protect or revive its domestic industries. These include a dramatic increase in tariff rates on a large number of foreign countries, as well as on imports of particular products, such as steel and aluminum. Certain countries affected by the new tariffs have reacted by imposing, or threatening to impose, their own retaliatory tariffs or other trade barriers on U.S. goods and services. The situation remains particularly fluid and uncertain, as policies have been imposed and then rescinded or changed and threatened but not yet implemented, and it is unclear whether and to what extent new tariffs (or other new trade barriers) will be adopted or once adopted will remain in place. Tariffs and other trade barriers can lead to a decrease in shipping traffic and shipping rates both generally and along specific routes, and thereby have an adverse effect on our business, results of operations and financial condition.

Additionally, the U.S. trade confrontation with China may escalate beyond tariffs with a proposal by the Trump administration to impose significant fees on any vessel entering a U.S. port where that vessel is owned by a Chinese shipping company or by a vessel operator whose fleet includes one or more Chinese-built vessels or that has newbuilding orders at a Chinese shipyard. The proposal of the U.S. trade representative (USTR), if adopted as proposed, would require Chinese shipping companies-to pay up to $1 million per port call and those operating Chinese-built vessels or that have newbuilding orders with Chinese shipyards to be charged up to $1.5 million per U.S. port call, depending on the percentage of Chinese-built vessels in their fleet or newbuilding orders at Chinese shipyards. It is unknown whether and to what extent these new port fees on Chinese shipping companies and vessels will be adopted, or the effect that they would have on us or our industry generally. To the extent these fees (or others like them) disrupt or decrease global shipping, our business could suffer.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and consequently the demand for commercial shipping. These developments would also have an adverse impact on our charterers’ business, operating results and financial condition which could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. Any of these developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Our business has inherent operational risks, which may not be adequately covered by insurance.

The vessels that we manage and charter and their cargoes are at risk of being damaged or lost because of events such as marine disasters, adverse weather conditions, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential changes in tax rates or policies, and the potential for government expropriation of our managed vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to the Pools and our counterparties, which could impair their ability to make payments to us under our charters.

We generally maintain charters liability insurance, freight demurrage and defense insurance, charterers freight insurance and kidnap and ransom insurance in connection with our commercial management and operation.

Our counterparties may not be insured in amounts sufficient to address all risks and may not be able to obtain adequate insurance coverage for their vessels in the future or may not be able to obtain certain coverage at reasonable rates. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Such inadequacy of insurance could have a material adverse effect on our results of operations and financial condition.

Further, insurers may not pay particular claims. For example, certain insurance policies may exclude losses caused by war, strikes, nuclear contamination, or intentional acts. As the shipping business faces increasing new risks (such as cybersecurity threats, stricter environmental regulations, and extreme weather events), insurance premiums may rise significantly. Our counterparties’ insurance policies contain deductibles for which they will be responsible and limitations and exclusions which may increase their costs or lower our revenues. Moreover, insurers may default on claims they are required to pay. Any of these factors could have a material adverse effect on our financial condition.

Inability to obtain or maintain adequate insurance coverage could adversely affect our results of operations.

As part of our overall risk management strategy, we have obtained and maintain insurance coverage. Although we have been able to obtain reasonably priced insurance coverage to meet our requirements in the past, there is no assurance that we will be able to do so in the future. For example, catastrophic events can result in decreased coverage limits, more limited coverage, and increased premium costs or deductibles. If we are unable to obtain adequate insurance coverage, we may not be able to procure certain contracts or pursue certain business opportunities, which could materially adversely affect our financial position, results of operations, cash flows or liquidity.

Our operations outside the United States expose us to global risks such as political instability, economic sanctions restrictions, terrorist or other attacks, and war and international hostilities, all of which may affect the tanker industry and adversely affect our business.

We are an international company and primarily conduct our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, may be adversely affected by changing economic, political and government conditions in the countries and regions where our managed vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, war (or threatened war), such as those between Russia and Ukraine and Israel and Hamas, or international hostilities, such as increasing tensions between the

United States and China, North Korea or Iran. Terrorist attacks, as well as the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in Ukraine and the Middle East may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region, in the Black Sea in connection with the conflict between Russia and Ukraine, and in the Red Sea in connection with the conflict between Israel and Hamas. Acts of terrorism and piracy have also affected vessels trading in regions such as the Black Sea, the South China Sea, the Gulf of Guinea off the coast of West Africa and the Gulf of Aden off the coast of Somalia, among others.

Additionally, since December 2023, there have been multiple drone and missile attacks on commercial vessels transiting international waters in the southern Red Sea by groups believed to be affiliated with the Yemen-based Houthi rebel group purportedly in response to the ongoing military conflict between Israel and Hamas. Recent attacks on U.S. military installations in Jordan and other locations in the Middle East, the military actions by the U.S. government and certain of its allies against the Houthi rebel group, which the U.S. government believes to be supported by the government of Iran and the ongoing military conflict between Israel and Hamas continue to threaten the political stability of the region and may lead to further military conflicts, including continued hostile actions towards commercial shipping in the region. We cannot predict the severity or length of the current conditions impacting international shipping in this region and the continuing disruption of the trade routes in the region of the Red Sea. It is also possible that these conditions could have a material and adverse impact on our financial condition, results of operations, and future performance.

The military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum and drybulk products.

Beginning in February of 2022, the United States, the United Kingdom, and the European Union, among other countries, announced various economic sanctions against Russia in connection with its invasion of Ukraine, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial conditions, operations results, and cash flows.

The United States has issued several executive orders that prohibit certain transactions related to Russia, including prohibitions on the import of certain Russian energy products into the United States (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal), and all new investments in Russia by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among others. Increased restrictions on these sectors, or the expansion of sanctions to new sectors, may pose additional risks that could adversely affect our business and operations.

Furthermore, the United States, in conjunction with the G7, has implemented a Russian petroleum “price cap policy” which prohibits a variety specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Further, effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services by U.S. persons to persons location in Russia. An exception exists for the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. Violations of the petroleum services policy or price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities between the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures, including as a result of ongoing tensions involving Russia, Iran, and China and the current conflicts in the Middle East, which may, among other things, impair or prevent certain of our counterparties from performing their obligations under contracts with us or with the pools in which our managed vessels operate.

Any of these occurrences could have a material adverse impact on our future performance, results of operations, cash flows, financial position and our ability to pay any cash distributions to our stockholders.

Our future results of operations will be subject to seasonal fluctuations, which may adversely affect our financial condition.

We have recently expanded our services to include dry bulk operating pools, and those dry bulk vessels may operate in markets that have historically exhibited seasonal variations in demand, particularly in the Capesize segment given its share of the iron ore trade, and, as a result, in charter hire rates. As China is the most significant market for dry bulk shipping, the public holidays in relation to the Chinese New Year during the first quarter usually results in a decrease in market activity during this period. In addition, unpredictable and adverse weather conditions and patterns in the Southern Hemisphere, which often occur during the first quarter, have had a negative impact on iron ore exports from Australia and from Brazil. Both Australia and Brazil are very important loading areas for Capesize and Panamax vessels. This seasonality may affect our business, results of operations, financial condition, and could affect our ability to pay dividends, if any, in the future.

As we expand our business, we may have difficulty managing our growth, which could increase expenses.

We plan to grow our business by continuing to develop our relationships with vessel owners and charterers and potentially by selective acquisitions, joint ventures or strategic expansion into complementary service offerings.

We may, from time to time, selectively pursue new business lines, strategic acquisitions or joint ventures we believe are complementary to our business. Existing as well as new projects entail opportunity and risk. Any strategic transaction that is a departure from our historical operations in the tanker shipping industry could present unforeseen challenges and result in a competitive disadvantage relative to our more established competitors. In March 2024, we acquired Landbridge Ship Management (HK) Limited, a technical manager of vessels, and have since expanded our services to technical management. We cannot assure you that our expansion into this business line will be successful, and our inability to realize the anticipated benefits of the acquisition may affect our results of operations and financial condition.

There is always a possibility that intended transactions may not conclude due to various execution risks related to, but not limited to, documentation, inspection of the vessels and/or class records and due diligence. Thus, there may be certain external and third-party costs, including for example, the costs of legal and/or financial advisers, carried by us that are not recoverable.

We will operate dry bulk vessels worldwide and the dry bulk business has inherent operational risks, which may reduce our revenue or increase our expenses.

Our expansion into the management and operation of dry bulk vessels exposes us to certain risks particular to these vessels. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may damage the vessel, which can be expensive and, if not repaired properly, could make the vessel more susceptible to breach at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of the vessel. Any of these circumstances or events may have a material adverse effect on our business, results of operations and financial condition. In addition, the loss of any of our managed vessels could harm our reputation as a safe and reliable commercial management company.

Charter hire rates for dry bulk vessels are volatile, have fluctuated significantly in recent years, and may decrease below our cash break-even rates in the future, which may adversely affect our business, results of operations and financial condition.

As we expand into the management and operation of dry bulk vessels, we will be increasingly affected by the cyclicality and volatility of the dry bulk shipping industry. Time charter and spot market rates for dry bulk vessels have in the recent past declined below the operating costs of vessels. When we charter our managed vessels pursuant to time charters, we will be exposed to changes in charter rates for dry bulk carriers and such changes may adversely affect our earnings.

Charter rate fluctuations result from changes in the supply and demand for vessel capacity for the major commodities carried on water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable. Since we currently, and may continue to, charter our managed dry bulk carriers principally in the spot market, we are exposed to the cyclicality and volatility of the spot market. We may not be able to predict whether future spot rates will be sufficient to enable our managed vessels to be operated profitably.

Demand for dry bulk oceangoing vessels is dependent upon world economic growth, seasonal and regional changes in demand, changes to the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo transported by sea. Continued adverse economic, political or social conditions or other developments could further negatively impact charter rates and therefore have a material adverse effect in the future on our business and results of operations.

Factors that influence the supply of vessel capacity include:

• the number of newbuilding orders and deliveries, including delays in vessel deliveries;

• the number of shipyards and ability of shipyards to deliver vessels;

• port or canal congestion;

• potential disruption, including supply chain disruptions, of shipping routes due to accidents or political events;

• speed of vessel operation;

• vessel casualties;

• technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency;

• the extent of scrapping or recycling of older vessels, depending, among other things, on scrapping or recycling rates and international scrapping or recycling regulations;

• the price of steel and vessel equipment;

• product imbalances (affecting the level of trading activity) and developments in international trade;

• number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire;

• availability of financing for new vessels and shipping activity;

• changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

• changes in environmental and other regulations that may limit the useful lives of vessels.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

Further, the market may fluctuate widely based on a variety of factors including changes in overall market movements, political and economic events, wars, including the ongoing conflict between Russia and Ukraine and Israel and Hamas, acts of terrorism, natural disasters (including disease, epidemics and pandemics) and changes in interest rates or inflation rates.

Shipbroking is a business largely transacted via personal relationships.

Shipbroking remains a business that is largely transacted via personal relationships, which are dependent upon quality service. The risk of technological change, disintermediation and increased consumer demands for enhanced technological offerings could render aspects of our current services obsolete, potentially resulting in a loss of customers. Relationships could be devalued and replaced by disruptive technology platforms which could result in increased competition, consequent price reductions and loss of revenue.

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.

Our operations are particularly vulnerable to risks related to pandemics, epidemics or other infectious disease outbreaks and government responses thereto. The extent to which our business, the global economy and the petroleum product transportation industry may be negatively affected by future pandemics, epidemics or other outbreaks of infectious diseases is highly uncertain and will depend on numerous evolving factors that we cannot predict, including, but not limited to (i) the duration and severity of the infectious disease outbreak; (ii) the imposition of restrictive measures to combat the outbreak and slow disease transmission; (iii) the introduction of financial support measures to reduce the impact of the outbreak on the economy; (iv) volatility in the demand for and price of oil and gas; (v) shortages or reductions in the supply of essential goods, services or labor; and (vi) fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit. We cannot predict the effect that an outbreak of any future infectious disease outbreak, pandemic or epidemic may have on our business, results of operations and financial condition, which could be material and adverse.

Safety, environmental, governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse effect on our business and financial results.

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions where we operate the vessels we manage, and the country or countries in which the vessels we manage are registered. These obligations address matters such as the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions (including greenhouse gases), and water discharges and ballast and bilge water management. The regulations applicable to us and the vessels we manage include, but are not limited to, the U.S. Oil Pollution Act of 1990 (“OPA”), requirements of the U.S. Coast Guard, or the USCG, and the U.S.

Environmental Protection Agency (the “EPA”), the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002, and regulations of the IMO, including the International Convention for the Safety of Life at Sea of 1974 (“SOLAS”), the International Convention for the Prevention of Pollution from Ships of 1973 (“MARPOL”), including the designation thereunder of Emission Control Areas (“ECAs”), the International Convention on Civil Liability for Oil Pollution Damage of 1969 (“CLC”), and the International Convention on Load Lines of 1966. In particular, IMO’s Marine Environmental Protection Committee (“MEPC”) 73, amendments to Annex VI prohibiting the carriage of bunkers above 0.5% sulfur content in fuel on ships took effect March 1, 2020 and may cause us to incur substantial costs. Compliance with these regulations could have a material adverse effect on our business and financial results.

In addition, vessel classification societies and the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, also impose significant safety and other requirements on our managed vessels. In complying with current and future environmental requirements, vessel owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require vessel owners to incur significant capital expenditures on our managed vessels to keep them in compliance, or even to recycle or sell certain vessels altogether. While Heidmar does not bear the cost of ensuring our managed vessels comply with safety and environmental requirements, any additional costs or requirements could have a material adverse effect on our business.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage, costs related to litigation, and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the highly focused and specific trade of crude oil transportation in which we are engaged. Such ESG corporate transformation calls for an increased resource allocation to serve the necessary changes in that sector, increasing costs and capital expenditure. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude companies involved in the oil transportation industry, such as us, from their investing portfolios altogether due to ESG factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries, the European Commission and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, taxonomy of ‘green’ economic activities, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, IMO’s MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur content of fuel oil from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identified levels of ambition to reducing greenhouse gas emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. On July 7, 2023, at the MEPC’s 80th session, the MEPC adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which, in part, includes (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero greenhouse gas (“GHG”) emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: (1) reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and (2) reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. In March 2024, MEPC 81 further developed the goal-based marine fuel standard regulating the phased reduction of marine fuel’s GHG intensity as part of its mid-term measures. In Fall 2024, MEPC 82 made further progress on the development of these mid-term measures, and the Committee is expected to approve amendments at MEPC 83 (Spring 2025) for adoption in October 2025.These regulations may cause us to incur additional substantial expenses in the future and therefore could impact the cost of our operations and adversely affect our business.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”) as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. It is expected that shipowners will need to purchase and surrender a number of emission allowances that represent their recorded carbon emission exposure for a specific reporting period. The person or organization responsible for the compliance with the EU ETS should be the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the outset. Big offshore vessels of 5,000 gross tonnage and above will be included in the Monitoring, Reporting and Verification (“MRV”) of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane.

The EU also adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation. Starting from January 2025, FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU or European Economic Area (EEA). This intensity is measured as GHG emissions per energy unit (gCO2e/MJ) and, in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 gCO2e/MJ. This will start at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050. Compliance with the Maritime EU ETS and the FuelEU Maritime regulation could result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect. Territorial taxonomy regulations in geographies where we are operating and are regulatory liable, such as EU Taxonomy, might jeopardize the level of access to capital. For example, the EU has already introduced a set of criteria for economic activities which should be framed as ‘green’, called EU Taxonomy. The EU Taxonomy is a classification regulatory system which attempts to identify environmentally sustainable economic activities. The requirement to deliver sustainability indicators under Article 8 of the Taxonomy Regulation is applicable as of January 1, 2022, to companies subject to the obligation to publish non-financial statements in accordance with Article 19a or Article 29a of the Accounting Directive 2013/34/EU. The Non-financial Reporting Directive (Directive 2014/95/EU, NFRD) is an amendment to the Accounting Directive (Directive 2013/34/EU). Under the NFRD, large listed companies, banks and insurance companies with more than 500 employees are required to publish reports on the policies they implement in relation to social responsibility and other sustainability related information (Act 14, Art. 1 and Art. 29a). Article 8 of the Taxonomy Regulation requires companies falling within the scope of the existing NFRD, and additional companies brought under the scope of the proposed Corporate Sustainability Reporting Directive, to report certain indicators on the extent to which their activities are sustainable as defined by the EU Taxonomy.

Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas or other alternative energy sources, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

In 2022, MEPC amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational Carbon Intensity Indicator (“CII”). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculate “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.

Additionally, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Management Plan (“SEEMP”), on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. That same year MEPC also amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024.

MPEC 76 adopted amendments to the International Convention on the Control of Harmful Anti-Fouling Systems on Ships, 2001, or the AFS Convention, which have been entered into force on January 1, 2023. From this date, all ships shall not apply or re-apply anti-fouling systems containing cybutryne; all ships bearing an anti-fouling system that contains cybutryne in the external coating layer of their hulls or external parts or surfaced on January 1, 2023 shall either: remove the anti-fouling system or apply a coating that forms a barrier to this substance leaching from the underlying non-compliance anti-fouling system.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. In addition to the peak oil risk from a demand perspective, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, scarcity of water resources, may negatively impact our operations. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Increased inspection procedures, tighter import and export controls and security standards could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. In addition, pursuant to the SOLAS Convention, dry bulk vessels and the ports in which we plan to operate are subject to the International Ship and Port Facility Security Code (“ISPS Code”), which is designed to enhance the security of ports and ships against terrorism. Inspection procedures may result in the seizure of contents of our managed vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002 (the “MTSA”), the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in the seizure of the contents of our managed vessels, delays in the loading, offloading or trans- shipment, and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers.

It is possible that changes to inspection procedures and security standards could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business results, results of operations and financial condition.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The safety and security of our managed vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depend on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions.

We may experience threats to our data and systems, including malware and computer virus attacks, internet network scams, systems failures and disruptions. A cyberattack that bypasses our IT security systems, causing an IT security breach, could lead to a material disruption of our IT systems and adversely impact our daily operations and cause the loss of sensitive information, including our own proprietary information and that of our customers, suppliers and employees. Such losses could harm our reputation and result in competitive disadvantages, litigation, regulatory enforcement actions, lost revenues, additional costs and liability. While we devote substantial resources to maintaining adequate levels of cybersecurity, our resources and technical sophistication may not be adequate to prevent all types of cyberattacks. We will continue to depend upon our ability to protect our information systems against damage or system interruptions from natural disasters, technical failures and other events beyond our control.

We rely on industry accepted security and control frameworks and technology to securely maintain confidential and proprietary information and personal data maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. A breach could be caused by an insider, an external party, inadequate physical security, insecure software development or inadequate supply chain management. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. In order to compete effectively and meet our clients’ needs, we will need to maintain our systems as well as invest in improved technology. Any significant interruption or failure of our information systems or any significant breach in the confidentiality, integrity or availability of our IT systems and data could adversely affect our business, results of operations and financial condition, cash flows and our reputation.

Cyberattacks against the Ukrainian government and other countries in the region have been reported in connection with the ongoing conflict between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. It is difficult to assess the likelihood of such a threat and any potential impact at this time. Further, as a result of generally increased remote working, the business has seen an increased volume of spam, targeted phishing type email and ransomware attacks. The recent identification of the Log4j vulnerability, the increased frequency of zero-day attacks and more sophisticated methods of attack are further examples of the risks we face.

Cybersecurity threats are of immediate concern, and constitute a potential risk to us, with contingent exposure to us and our subsidiaries.

In June 2024, we experienced a cybersecurity incident involving the Akira ransomware group, which gained unauthorized access to certain systems and encrypted a portion of our data. Our backup systems remained unaffected, and all impacted systems were reformatted and restored from backup within a short timeframe. We did not experience any financial losses as a result of the incident and did not identify any material disruption to our business operations, customer relationships, or contractual obligations.

In July 2023, the SEC adopted amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The amendments require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies and procedures to identify and manage cybersecurity risks, amongst other disclosures. During the year ended December 31, 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. A failure to disclose could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident.

Sanctions and embargoes imposed by the U.S. government, the United Kingdom, the European Union, the United Nations or other governmental authorities could prevent us from calling on certain ports or serving certain clients and could lead us to suffer monetary fines or penalties.

The shipping sector is high risk with respect to sanctions compliance. Although we intend to maintain compliance with all applicable sanctions, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that in the future our managed vessels may call on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected. We currently have written policies in place to avoid and/or minimize the possibility of such situations, and we also seek “sanctions clauses” when negotiating contracts with counterparties.

The applicable sanctions and embargo laws and regulations vary in their application and by jurisdiction and do not all apply to the same covered persons or proscribe the same activities. Some sanctions regimes with which we are required to comply provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. In addition, the evolving nature of sanctions laws and regulations require us to be diligent in maintaining compliance. The sanctions of each jurisdiction may be amended to increase or reduce the restrictions imposed over time, and the lists of persons and entities designated under these sanctions are amended frequently. Additional countries or territories, as well as additional persons or entities located, organized, or resident in those countries or territories, may in the future become the target of sanctions if such additional countries or territories become Sanctioned Jurisdictions. Changes to such laws or regulations, including the imposition of sanctions on new persons or entities could mean the loss of significant customers, restrictions on our ability to provide bunker procurement services to certain customers or in specific jurisdictions, or delays in processing and releasing payments through our banks during the resolution of any legal and regulatory compliance queries, any of which could have an adverse effect on our business, financial condition, results of operations and/or cash flows.

Our current or future counterparties may become, or may be owned, controlled, or affiliated with persons or entities that are or may be in the future become the subject of sanctions imposed by the U.S., the U.K., E.U. or other governmental authorities to which we are subject. If we determine that such sanctions require us to terminate existing or future contracts to which we, or the Pools, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, and/or we may suffer reputational harm. In addition, ports that we call on may have their country or other jurisdiction become subject to sanctions, which could prevent us from continuing to call on those ports.

As a result of Russia’s actions in Ukraine, the U.S., the U.K., and the EU, together with numerous other countries, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on the Crimea, Donetsk, and Luhansk regions of Ukraine. Such sanctions also apply to entities owned or controlled by such designated persons or entities and to any persons or entities located, organized, or resident in any comprehensively sanctioned jurisdiction. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry.

As of December 31, 2024, four of our currently managed vessels continued to call, based on the previous three months of voyages, at Russian ports to the extent permitted by sanctions. In respect of the vessels that previously called at Russia ports, the respective charterers of such vessels changed the trade routes that such vessels were employed on so that such vessels now call on other ports outside of Russia. All of these vessels remain fully employed under their respective time charter agreements and no charterer has requested the early redelivery of any of these vessels.

Although we believe that we are and have been in compliance with all applicable sanctions laws and regulations in 2024, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and the scope of such sanctions may change quickly and without notice. Any such violation could result in reputational damages, fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us.

Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty and supply chain constraints.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation has negatively impacted us by increasing our labor costs, through higher wages and higher interest rates, and operating costs. Supply chain constraints have led to higher inflation, which if sustained could have a negative impact on our product development and operations. If inflation or other factors were to significantly increase, our business operations may be negatively affected.

We are exposed to significant changes in interest rates. Any changes in interest rates will directly affect the cost of our financings, which are not on fixed interest rates, as well as our returns on investments. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund our operations or growth.

Inflation, including rising prices for items such as fuel, parts and components, freight, packaging, supplies, labor and energy, increases our operating costs. We do not currently use financial derivatives to hedge against volatility in commodity prices. We use market prices for materials, fuel, parts and components, and we may be unable to pass these rising costs onto our customers. To mitigate this exposure, we attempt to include cost escalation clauses in our longer-term marine transportation contracts, whereby we can largely pass certain costs, including fuel, through to our customers. Our results of operations and margin performance can be negatively affected if we are unable to mitigate the impact of these cost increases through contractual means or increase prices to sufficiently offset the effect of these cost increases.

Any failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, contract terminations and an adverse effect on our business, results of operations and financial condition.

We expect our managed vessels to operate in a number of countries, such as China, Brazil, Singapore and in some developing economies, including countries known to have a reputation for corruption, which can involve inherent risks associated with fraud, bribery and corruption and where strict compliance with anti-corruption laws may conflict with local customs and practices. As a result, we may be subject to risks under the U.S. Foreign Corrupt Practices Act, as amended, or the FCPA, the U.K. Bribery Act 2010, the Bermuda Bribery Act 2016 and similar laws in other jurisdictions that generally prohibit companies and their intermediaries from making, offering or authorizing improper payments to government officials for the purpose of obtaining or retaining business.

We are committed to doing business in accordance with applicable anti-corruption laws and have policies and procedures, including a code of business conduct and ethics, which are designed to promote legal and regulatory compliance with such laws and regulations. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. Our customers in relevant jurisdictions could seek to impose penalties or take other actions adverse to our interests. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our contracted senior management.

Natural or man-made disasters and other similar events may significantly disrupt our business and could have an adverse effect on our business, results of operations and financial condition.

Natural or man-made disasters, including earthquakes, power outages, fires, floods, nuclear disasters, terrorist attacks or other criminal activities or acts of crew malfeasance, may render it difficult or impossible for us to operate our business for some period of time. Any disruptions in our operations related to the repair or replacement of our managed vessels or disruption of or reduced demand for shipping could have a material adverse impact on our business, results of operations and financial condition. In addition, we may not carry business insurance sufficient to compensate for losses that may occur.

Acts of piracy on ocean-going vessels may have an adverse effect on our business, results of operations and financial condition.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Strait of Malacca, Arabian Sea, Red Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia, Sulu Sea, Celebes Sea and in the Gulf of Guinea. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, in the Gulf of Guinea and the Strait of Malacca and with dry bulk vessels particularly vulnerable to these attacks. Acts of piracy could result in harm or danger to the crews that man our managed vessels. If these piracy attacks result in regions in which our managed vessels are deployed being characterized as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and that coverage may become more difficult to obtain. In addition, crew costs, including due to employing on-board security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. Although we plan to obtain insurance to cover risks associated with piracy acts, we may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention or hijacking as a result of an act of piracy against our managed vessels, or an increase in cost, or unavailability, of insurance for our managed vessels, could have a material adverse effect on our business, results of operations and financial condition.

The smuggling of drugs or other contraband onto our managed vessels may lead to governmental claims against us.

We expect that our managed vessels will call on ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our managed vessels are found with drugs, contraband or stowaways, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, reputation and financial condition. Under some jurisdictions, vessels used for the conveyance of illegal drugs could result in forfeiture of the subject vessel to the government of such jurisdiction.

Maritime claimants could arrest or attach one or more of our managed vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by “arresting” or “attaching” a vessel through judicial or foreclosure proceedings.

This could require the payment of a large sum of money to have the arrest or attachment lifted and may prevent the operation of the vessel until that payment is made. Accordingly, the arrest or attachment of one or more of our managed vessels could interrupt the cash flows of the charterer and/or our cash flow and have an adverse effect on our business, results of operations and financial condition. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our pool for claims relating to another vessel with the same owner.

Governments could requisition our managed vessels during a period of war or emergency, which could negatively impact our business, results of operations and financial condition.

A government could requisition one or more of our managed vessels for title or for hire, and any such requisition could interrupt our cash flow and operations. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Government requisition of one or more of our managed vessels may negatively impact our business, results of operations and financial condition, and reduce the amount of cash we may have available for distribution as dividends to our shareholders, if any such dividends are declared.

Risks involved with operating ocean-going vessels could result in the loss of life or harm to our seafarers, environmental accidents or affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

• loss of life or harm to seafarers;

• a marine accident or disaster;

• environmental accidents and pollution;

• cargo and property losses or damage; and

• business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an accident or oil spill or other environmental disaster may harm our reputation as a safe and reliable pool manager.

Risks Related to Our Status as a Public Company

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq or any other national securities exchange.

In connection with the closing of the Business Combination (as defined below), we listed our common shares on Nasdaq under the symbol “HMR”. If, at any time in the future, Nasdaq delists our common shares from trading on its exchange for failure to meet the listing standards and we are not able to list our common shares on another national securities exchange, we expect our common shares could be quoted on an over-the-counter market. If this were to occur, the Company and its shareholders could face significant material adverse consequences including:

• a limited availability of market quotations for the Company’s shares;

• reduced liquidity for the Company’s shares;

• a determination that the Company’s shares are “penny stock,” which would require brokers trading the Company’s shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the Company’s shares

• a limited amount of news and analyst coverage for the Company; and

• a decreased ability to issue additional securities or obtain additional financing in the future.

We are an emerging growth company and will therefore be subject to reduced reporting requirements that may make its shares less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart our Business Startups Act (the “JOBS Act”). For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including exemption from compliance with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, an emerging growth company’s auditor is exempt from the requirement to communicate critical audit matters in the auditor’s report. Use of these exemptions may prevent our investors from having access to certain information they deem important. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (x) during which the fifth anniversary of the closing of the Business Combination occurs, (y) in which we have total annual gross revenue of at least $1.235 billion or (z) in which we are deemed to be a large accelerated filer (which means the market value of our shares held by non-affiliates exceeds $700.0 million as of the last business day of the second fiscal quarter of that fiscal year), and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We may elect to avail ourselves of this exemption from new or revised accounting standards in the future and, therefore, we would not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and its market price may be more volatile.

We are a “controlled company” within the meaning of the Nasdaq rules, which will exempt us from certain corporate governance requirements.

Rhea Marine Ltd. (“Rhea”) and Maistros Shipinvest Corp. (“Maistros” and, together with Rhea, our “Reference Shareholders”) control of a majority of the voting power of our outstanding common shares.

As a result, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq, which means that more than 50% of the voting power for the election of directors is held by an individual, group or another company. Under these rules, we may elect not to comply with certain corporate governance requirements, including:

• the requirement that a majority of our board of directors (the “Board”) consist of “independent directors” as defined under the rules of Nasdaq;

• the requirement that the Board form a compensation committee composed of at least two independent directors with a written charter addressing the committee’s responsibilities; and

• the requirement that nominees of the Board be selected by either (a) independent directors constituting a majority of the Board’s independent directors or (b) a nominations committee comprised solely of independent directors.

We currently comply with these corporate governance requirements as a domestic company would, but we may utilize some or all of these exemptions in the future. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We are a “foreign private issuer” under U.S. securities laws, which exempts us from certain reporting and other obligations and could make our common shares less attractive to some investors.

We are a “foreign private issuer,” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). This means that the information we are required to publicly disclose is different from the information required of domestic public companies, including the following.

• We do not have to provide certain information as often or as quickly as domestic filers, including quarterly reports on Form 10-Q or current reports on Form 8-K.

• Our directors, officers and affiliates (“insiders”) are not subject to the provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) requiring disclosure of stock purchases and sales, which means investors have less information in this regard than they do about domestic public companies.

• Our insiders also aren’t subject to “short swing” profit liability in Section 16 of the Exchange Act.

• We are not subject to the provisions of the Exchange Act regulating the solicitation of proxies, and our proxy statements are not subject to review by the SEC, which means there may be less public information regarding the Company and its governance than for domestic companies.

• We are not subject to the selective disclosure rules relating to material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. We will also furnish our press releases relating to financial results and material events to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer. Further, these factors could make our common shares less attractive to some investors or otherwise harm our share price.

We are permitted to follow certain “home country” governance practices in the Marshall Islands rather than the corporate governance requirements of the Nasdaq.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we do follow. We rely on this “foreign private issuer exemption” with respect to Nasdaq rules requiring the Board to meet in executive sessions. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

A company’s foreign private issuer status is determined annually on the last business day of its most recent second fiscal quarter, and, accordingly, we will make the next determination with respect to our company on June 30, 2025. In the future, we would lose our foreign private issuer status if (a) more than 50% of our outstanding voting securities are owned by U.S. residents and (b) one of the following three things are true: (1) a majority of our directors or executive officers are U.S. citizens or residents, (2) we administer our business principally from the United States or (3) a majority of our assets are located in the United States. If we lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that it does not incur as a foreign private issuer.

Our failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act could have a material adverse effect on our business.

We are required to provide management’s attestation on internal controls. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those previously required of us as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are now applicable. If we are not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, we may not be able to assess whether our internal controls over financial reporting are effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our securities.

Risks Related to Our Common Shares

Our Reference Shareholders have substantial control over the Company pursuant to the terms of our organizational documents and a shareholders’ agreement between the Company and the Reference Shareholders, and their interests may conflict with those of other shareholders.

Our Reference Shareholders hold approximately 91.9% of our common shares. In addition, on February 19, 2025, we, Rhea and Maistros became parties to a shareholders’ agreement (the “Shareholders Agreement”) and a registration rights agreement (the “Registration Rights Agreement”). In addition, our amended and restated Articles of Incorporation (“Articles”) and amended and restated Bylaws (“Bylaws”) provide the Reference Shareholders with certain rights and powers.

For example, pursuant to the Shareholders Agreement, the Reference Shareholders have the power to determine, among other things our policies and the persons who are nominated to the board of directors at any annual meeting, so long as either Reference Shareholder beneficially owns at least 15% of our outstanding shares. Further, the Reference Shareholders also have control over actions requiring shareholder approval.

In addition, pursuant to our Articles during the term set forth in the Shareholders Agreement with respect to each of the Reference Shareholders, certain corporate actions require the prior approval of the Reference Shareholders. The Shareholders Agreement and Registration Rights Agreement also dictate the conditions under which the parties’ shares may be registered by the Company, or sold or transferred by the Reference Shareholders, including certain tagalong and piggyback rights.

The Shareholders Agreement remains in effect until terminated (i) by the mutual written agreement of the Company and the Reference Shareholders, and (ii) with respect to a particular Reference Shareholder when it, together with its affiliates, no longer beneficially owns any voting stock of the Company.

The rights of the Reference Shareholders under the Shareholders Agreement, the Registration Rights Agreement and our Organizational Documents will therefore allow the Reference Shareholders to pursue their preferred course of action in managing the Company’s business, even if our other investors disagree with these decisions. Further, the Reference Shareholders may have interests that are in conflict with or adverse to your own. For more information regarding the Shareholders Agreement and our Articles, see the section entitled “Description of Capital Stock.”

Future sales of our common shares, including resales by our Reference Shareholders and other significant shareholders, may cause the market price of our common shares to drop significantly, even if our business is doing well.

Our Reference Shareholders are subject to lock-up agreements with us, pursuant to which the Reference Shareholders are restricted from transferring their shares for four months after the closing of the Business Combination and have limits on the number of shares they may sell during the fifth and sixth month after the closing of the Business Combination, subject to certain customary exceptions.

The sale by these holders of substantial quantities of our common shares, or the market’s perception that such a sale is pending, could cause a significant decrease in the price of our common shares. This could occur as the expiration of the lock-up or leak-out periods approach, upon an announcement of the waiver of the lock-up/leak-out restrictions applicable to some or all of the shares or for other reasons. Any of these could have the effect of increasing the volatility in, or putting significant downward pressure on, the price of our common shares.

In addition, we could seek to issue new shares for sale or as consideration for an acquisition, which could also cause the market price of our common shares to decline or impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

The future exercise of registration rights may adversely affect the market price of our securities.

On February 19, 2025, we entered into a Registration Rights Agreement with the Reference Shareholders. Pursuant to the Registration Rights Agreement, each of the Reference Shareholders has the right to cause us to file a Registration Statement with the SEC for the resale by the Reference Shareholders of their shares beginning upon the expiration of the lock-up period in the Lock-Up/Leak Out Agreements. Once we become eligible to file a registration statement on Form F-3, each of the Reference Shareholders will have the right to cause us to file a “shelf” registration statement for the resale of their shares on a delayed or continuous basis. The Reference Shareholders will also be entitled to demand that we engage in an underwritten offering or shelf takedown of their shares and will also have certain “piggy-back” registration rights with respect to registration statements that we file for other offerings . The presence of these additional shares trading in the public market or the expectation that the Reference Shareholders plan to sell some or all of their shares may have an adverse effect on the market price of our securities.

The market price of our common shares may be volatile, and you may lose all or part of your investment.

The market price of our common shares may be volatile, because of actual and perceived changes specific events regarding our business, financial performance and prospects, general economic events and conditions, and general volatility in the stock market. The factors that could cause fluctuations in our share price may include, among other factors (including those discussed in this “Risk Factors” section) the following:

• actual or anticipated fluctuations in our results of operations;

• variance in our financial performance from the expectations of market analysts or others;

• announcements by us or our competitors of significant business developments, changes in significant customers, acquisitions or expansion plans;

• our involvement in litigation;

• our sale of our common shares or other securities in the future;

• market conditions in our industry;

• changes in key personnel;

• the trading volume of our common shares;

• the sale of a substantial number of our common shares by us or our shareholders, or the perception that such a sale may occur;

• changes in the estimation of the future size and growth rate of our markets; and

• general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

Volatility in our share price could subject us to securities class action litigation.

The market price of our common shares may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation and investigations. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.

An active trading market for our common shares may not be sustained to provide adequate liquidity.

An active trading market may not be sustained for our common shares. The lack of an active market may impair your ability to sell your common shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling our common shares and may impair our ability to acquire other companies by using our common shares as consideration.

We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company that has no significant assets other than the cash and equity of our subsidiaries. Our ability to pay dividends and fulfill respective financial obligations depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make these distributions may become subject to restrictions contained in those subsidiaries’ financing agreements and could be affected by a claim or other action by a third party, including a creditor, or by Marshall Islands law which regulates the payment of dividends by companies. If we are unable to obtain sufficient funds from our subsidiaries to satisfy future liquidity requirements and/or to finance future operations or if for other reasons our subsidiaries are unable to upstream funds to us, we may not be able to pay dividends.

Our ability to pay dividends is subject to limitations and risks that could cause those dividends to be lower than expected or to not be paid at all.

Heidmar Maritime Holdings Corp. has never declared or paid any dividends on its common shares.

Any payment of any dividends by us will be subject to certain limitations and qualifications including that:

• we intend to pay any dividends from our operating surplus, less amounts we retain to fund our expansion, for debt repayment and for other corporate purposes, as determined by our management and board of directors;

• our declaration and payment of dividends will be subject at all times to the discretion of our board of directors;

• the timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in its loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors; and

• the requirements of Marshall Islands law, which generally prohibits the payment of dividends other than from surplus, while a company is insolvent, or if it would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net income for the fiscal year in which the dividend is declared, and for the preceding fiscal year.

In addition, our ability to pay any dividends is subject to and can be diminished by the risks set forth in this “Risk Factors” section, any of which could result in us being unable to pay our expected dividends or any dividends at all. If we fail to pay dividends at the expected rate, the value of our common shares will decrease, and you could lose some or all of your investment.

Investors may suffer adverse tax consequences in connection with the acquisition, ownership and disposal of our common shares.

The tax consequences in connection with the acquisition, ownership and disposal of our common shares may differ from the tax consequences in connection with the acquisition, ownership and disposal of securities in another entity and may also differ depending on such an investor’s respective circumstances including, without limitation, where such an investor is a tax resident. Any such tax consequences could be materially adverse to such an investor and therefore, such an investor should seek its own tax advice in respect of the tax consequences in connection with the acquisition, ownership and disposal of our common shares.

The number of our issued shares may fluctuate substantially, which could lead to adverse tax consequences for the holders thereof.

It may be that the number of our issued and outstanding shares fluctuate substantially. This may have an impact on interests and certain thresholds that are relevant for investors’ tax purposes and positions, depending on their respective circumstances. The potential tax consequences in this regard could potentially be material, and therefore, investors should seek their own tax advice with respect to the tax consequences in connection with the acquisition, ownership and disposal of our common shares.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our common shares, the market price and trading volume of our common shares could decline.

The trading market for our common shares is influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our common shares would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding our company, our business model, our intellectual property or our stock performance, or if our results of operations fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Investor confidence and the market price of our common shares may be adversely impacted if our management is unable to establish and maintain an effective system of internal control over financial reporting.

SEC rules require a public company, to include a report from management of its internal control structure and procedures for financial reporting in that company’s annual report on Form 10-K or Form 20-F that contains an assessment by management of the effectiveness of its internal controls over financial reporting. This requirement will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2025. In addition, independent registered public accountants of a public company must report on the effectiveness of that company’s internal controls over financial reporting after that company loses emerging growth company status and has met accelerated filer status. Our management may not conclude that its internal controls over financial reporting are effective. Moreover, even if our management does conclude that its internal controls over financial reporting are effective, if its independent registered public accountants are not satisfied with its internal control structure and procedures, the level at which its internal controls are documented, designed, operated or reviewed, or if the independent registered public accountants interpret the requirements, rules or regulations differently from our management, they may not concur with its management’s assessment or may not issue a report that is unqualified. Any of these outcomes could result in an adverse reaction in the financial markets due to a loss of investor confidence in the reliability of our financial statements, which could lead to a decline in the market price of our common shares. Further, the total cost of our initial compliance and the future ongoing costs of complying with U.S. public company requirements will be substantial.

Risks Related to U.S. Federal Income Taxation

The Internal Revenue Service (“IRS”) may not agree that the Company (i) should be treated as a non-U.S. corporation for U.S. federal income tax purposes and (ii) should not be treated as a “surrogate foreign corporation” for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized in the United States or under the law of the United States or of any State or the District of Columbia. Accordingly, under generally applicable U.S. federal income tax rules, the Company, which is not created or organized in the United States or under the law of the United States or of any State but is instead a Republic of the Marshall Islands incorporated entity and a tax resident of Greece, would generally be classified as a non-U.S. corporation. Section 7874 of the Code, and the Treasury regulations promulgated thereunder, however, contain specific rules that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that the Company is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, the Company would be liable for U.S. federal income tax on its income just like any other U.S. corporation and certain distributions made by the Company to Non-U.S. holders (as defined in “Certain Tax Considerations—U.S. Federal Income Tax Considerations”) of the Company would be subject to U.S. withholding tax. In addition, even if the Company is not treated as a U.S. corporation, it may be subject to unfavorable treatment as a “surrogate foreign corporation” in the event that ownership attributable to former MGO Global Inc. (“MGO”) stockholders exceeds a threshold amount. If it were determined that the Company is treated as a surrogate foreign corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury regulations promulgated thereunder, dividends paid by the Company would not qualify for “qualified dividend income” treatment, and U.S. affiliates of the Company, including MGO, could be subject to increased taxation under the inversion gain rules and Section 59A of the Code.

The Company believes it should not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code or as a surrogate foreign corporation. However, the interpretation of Treasury regulations relating to the required ownership of the Company is subject to uncertainty and there is limited guidance regarding their application. Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation. You are urged to consult your tax advisor to determine the tax consequences if the classification of the Company as a non-U.S. corporation is not respected or if the Company is treated as a surrogate foreign corporation.

If the Company is a passive foreign investment company for United States federal income tax purposes for any taxable year, U.S. holders of the Company’s shares could be subject to adverse United States federal income tax consequences.

If the Company is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder holds the Company’s shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. A non-U.S. corporation, such as the Company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The Company does not believe that it will be treated as a PFIC for its current taxable year and does not expect to become one in the near future. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations.

If the Company determines that it is a PFIC for any taxable year, it will endeavor to provide, and will endeavor to cause its non-U.S. subsidiaries that are PFICs, to provide, U.S. holders with tax information necessary to enable a U.S. holder to make a qualified electing fund (QEF) election with respect to the Company and its non-U.S. subsidiaries.

If the Company is treated as a PFIC, a U.S. holder of the Company’s shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. U.S. holders of the Company’s shares should consult with their tax advisors regarding the potential application of these rules.

The Company’s status as a controlled foreign corporation for U.S. federal income tax purposes could result in adverse U.S. federal income tax consequences to certain U.S. shareholders.

If a U.S. person is treated as owning (directly, indirectly, or constructively) at least 10 percent of the value or voting power of the Company’s common shares, such person may be treated as a “U.S. shareholder” with respect to each of the Company and any of its direct and indirect foreign affiliates that is a “controlled foreign corporation” (“CFC”) for U.S. federal income tax purposes. In addition, as the Company has a U.S. subsidiary (i.e., MGO), certain of its non-U.S. subsidiaries could be treated as CFCs. A U.S. shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether the CFC makes any distributions. Individual U.S. shareholders of a CFC are generally not allowed certain tax deductions or foreign tax credits that are allowed to corporate U.S. shareholders. Failure to comply with applicable reporting obligations may subject a U.S. shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. The Company cannot provide any assurance that it will assist investors in determining whether the Company or any of its non-U.S. subsidiaries is treated as a CFC or whether any investor is treated as a U.S. shareholder with respect to any such CFC or furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. Each U.S. investor should consult its advisors regarding the potential application of these rules to an investment in the Company’s common shares.

We may be subject to United States federal income tax on United States source income, which may reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and certain of our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the regulations promulgated thereunder.

It is expected that we qualified for this statutory tax exemption for the prior taxable period, and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption in the current or future taxable years and thereby become subject to United States federal income tax on our United States source income. For example, if shareholders with a five percent or greater interest in the Company’s stock were, in the aggregate, to own 50% or more of our outstanding common shares on more than half the days during the taxable year, we may not be able to qualify for exemption under Section 883. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If the Company is not entitled to exemption under Section 883 for any taxable year, the Company, as applicable, could be subject for those years to an effective 2% United States federal income tax on the shipping income such company derives during the year that is attributable to the transport or cargoes to or from the United States. The imposition of this taxation might have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. It is also possible that a change in U.S. federal income tax law could materially and adversely impact the Company. See “Tax Considerations – U.S. Federal Income Taxation of the Company” for a more comprehensive discussion of United States federal income tax considerations.

Risks Related to Our Incorporation in the Marshall Islands

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and, as a result, shareholders may have a more limited ability to protect their interests.

Our corporate affairs are governed by our Articles and Bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

There is uncertainty as to whether the courts of the Marshall Islands would (a) recognize or enforce judgements of courts of the United States based on civil liability provisions of applicable United States securities laws or (b) impose liabilities in original actions brought in the Republic of the Marshall Islands, based on these laws. Furthermore, the level of legal protection in the United States may be lower than comparable jurisdictions and there may be fewer judicial cases in the Republic of the Marshall Islands interpreting the rights of creditors.

As a Marshall Islands corporation with principal executive offices in Greece, our operations may be subject to economic substance requirements.

In March 2019, the Council of the European Union, or the Council, published a list of non-cooperative jurisdictions for tax purposes, the 2019 Conclusions. In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the E.U. on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council in October 2019 that the Marshall Islands had been removed from the list of non-cooperative jurisdictions. Bermuda and the British Virgin Islands were similarly added and subsequently removed from the list within 2019. In February 2023, the Marshall Islands was added again to the list of non-cooperative jurisdictions, along with the British Virgin Islands, among others. In October 2023, the Marshall Islands and the British Virgin Islands were again removed from the list of non-cooperative jurisdictions. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, inter alia, increased monitoring and audits, withholding taxes and non-deductibility of costs. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporations with principal executive offices in Greece. The Marshall Islands have enacted economic substance regulations with which we are obligated to comply. We believe that we are compliant with Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.

EU Finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist”.

If any jurisdiction in which we operate or are incorporated in is added to the list of non-cooperative jurisdictions in the future and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by the Marshall Islands, our business could be harmed.

EU member states have agreed upon a set of measures, which they can choose to apply against grey- or blacklisted countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist. Other jurisdictions in which we operate could be put on the blacklist in the future.

Our articles of incorporation include forum selection provisions for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our articles of incorporation provide that, unless we consent in writing to the selection of an alternative forum, (A) to the fullest extent permitted by law, the High Court of the Republic of Marshall Islands shall be the sole and exclusive forum for any internal corporate claim, intra-corporate claim, or claim governed by the internal affairs doctrine, including (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or shareholder of the Company to the Company or our shareholders, and (iii) any action asserting a claim arising pursuant to any provision of the BCA or the Company’s Articles or Bylaws, and (B) the United States District Court for the Southern District of New York (or, if such court does not have jurisdiction over such claim, any other federal district court of the United States) shall be the sole and exclusive forum for all claims arising under the Securities Act or the Exchange Act, as applicable, and any rule or regulation promulgated thereunder, to the extent such claims would be subject to federal or state jurisdiction pursuant to the Securities Act or Exchange Act, as applicable, and after giving effect to clause (A) above. Therefore, to the fullest extent permitted by law, the Company has selected the High Court of the Republic of the Marshall Islands as the exclusive forum for any derivative action alleging a violation of the Securities Act or Exchange Act. Although the Company’s forum selection provisions shall not relieve it of its statutory duties to comply with the federal securities laws and the rules and regulations thereunder, and the Company’s shareholders are not deemed to have waived compliance with such laws, rules, and regulations, as applicable, the Company’s forum selection provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers, or other employees, and may increase the costs associated with such lawsuits, which may discourage lawsuits with respect to such claims.

It may not be possible for investors to serve process on or enforce U.S. judgments against us.

We are incorporated in a jurisdiction outside the United States and substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States.

As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or our directors and officers, or to enforce a judgment for civil liabilities in U.S. courts. In addition, you should not assume that courts in the country in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us based on those laws.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Heidmar Maritime Holdings Corp. was incorporated in the Republic of the Marshall Islands pursuant to the Business Corporation Act (“BCA”) on May 7, 2024. We are a global commercial and technical management company that operates tanker and dry-bulk vessel pools. On February 20, 2025, our common shares commenced trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “HMR.”

Our principal executive offices are located at 89 Akti Miaouli, Piraeus 18538, Greece and our telephone number at that address is +30 2160024900. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. The address of the Company's Internet site is http://www.heidmar.com. None of the information contained on these websites is incorporated into or forms a part of this annual report.

Business Combination

On June 18, 2024, we entered into a business combination agreement (as amended on December 17, 2024 and January 31, 2025, the “Business Combination Agreement”) with Heidmar Inc., MGO, HMR Merger Sub Inc. (“Merger Sub”), Rhea and Maistros. Pursuant to the Business Combination Agreement, on February 19, 2025, (i) MGO merged with and into Merger Sub, with MGO surviving the merger as a wholly owned subsidiary of the Company and (ii) the Reference Shareholders transferred all of their shares of common stock of Heidmar Inc., with Heidmar Inc. becoming a wholly owned subsidiary of the Company. As consideration, pursuant to the Business Combination Agreement, we issued to (a) the stockholders of MGO an aggregate of 3,212,365 of our Common Shares, par value $0.001 per share (“common shares”), (b) MGO’s financial advisor 1,413,462 common shares and (c) the Reference Shareholders an aggregate of 52,476,758 common shares (the foregoing, together with the other transactions contemplated by the Business Combination Agreement, is referred to herein as the “Business Combination”).

Upon the closing of the Business Combination, our common shares began trading on the Nasdaq Capital Market on February 20, 2025.

In connection with the consummation of the Business Combination, we entered into lock-up agreements, a shareholders agreement and a registration rights agreement with our Reference Shareholders. For more information, please see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions.” Copies of these agreements and the Business Combination Agreement are filed as exhibits to this annual report.

Recent Developments

We have expanded our service offering to include commercial management services for the offshore sector. We have signed a charter agreement with the platform supply vessel’s (PSV) registered owners to lease the PSV for five years with a three one-year extension options. We were awarded a contract on February 7, 2025 to provide a PSV and crew for supply tours in the North Sea. The contract is for five years and has three one-year extension options. We took delivery of the PSV on April 15, 2025.

B. Business Overview

General

Heidmar is a global commercial and technical management company that operates tanker and dry-bulk vessel pools. We were incorporated under the laws of the Republic of the Marshall Islands on May 7, 2024 and are headquartered in Greece. Heidmar Inc., which we acquired on February 19, 2025 as part of the Business Combination, is incorporated under the laws of the Republic of the Marshall Islands and was founded in 1984. Our registered and principal executive offices are located at 89 Akti Miaouli, Piraeus, Greece 18538, and our telephone number at that address is +30 216-002-4900.

We operate, through our subsidiaries, a growing tanker pool company engaged primarily in the commercial management and chartering of crude oil and refined petroleum product tankers. In 2024, tanker vessels commercially managed by Heidmar shipped 29.9 million tons of crude oil and 3.7 million tons of refined petroleum products. Heidmar has also recently expanded its business to offer pool management of dry bulk vessels and technical management. We operate through subsidiaries incorporated in the Marshall Islands, Singapore, United Kingdom, Dubai and Hong Kong, with planned expansion into Houston, which will allow us to piggyback on established tanker presence and infrastructure. We also plan to acquire maritime assets including but not limited to tankers, bulkers, containers and offshore vessels in the future.

Our primary lines of business currently include asset management, tanker pooling, commercial and time charters, assisting clients with the buying and selling of ships and technical management services for individual vessels, which includes assistance in technical operations and crewing of the vessel. Under our pool system, we contract with vessel owners who elect to enter their vessels into one or more of our pools, each of which operates in a distinct vessel class. Each pool is organized under a respective operational pool subsidiary. Once entered into a pool, Heidmar, through various operational subsidiaries, takes over commercial management and charters the vessel to customers mainly in the crude oil and refined petroleum business. In order to service its customers and investors as efficiently as possible, Heidmar has also developed the eFleetWatch® digital platform as part of its business strategy, which is our ERP system and provides pool partners with access to all of the data that they require for their own reporting needs.

We currently operate four active tanker pools under the following wholly owned, non-consolidated subsidiaries: Dorado Tankers Pool Inc. (the “Dorado Pool”), Blue Fin Tankers Inc. (the “Blue Fin Pool”), Seadragon Tankers Inc. (the “Seadragon Pool”), SeaLion Tankers Inc. (the “SeaLion Pool”). Each Pool operates vessels of a different class of vessels: the Dorado Pool manages medium-range (“MR”) tankers; the Blue Fin Pool manages Suezmax tankers; the Seadragon Pool manages VLCC tankers and the SeaLion Pool manages Aframax and long-range 2 (“LR2”) tankers.

As of May 15, 2025, we commercially manage a fleet of 42 vessels, with an aggregate capacity of approximately 5.1 million dwt, which include 4 VLCCs, 5 Suezmax tankers, 2 LR2 tankers, 9 MR tankers, 5 Aframax tankers, 2 crude oil/product tankers, 1 platform supply vessel’s (PSV), 9 bulk carriers under pool agreements or commercial management agreements (“CMA”) and 5 vessels as chartering brokers only. We also technically manage 4 VLCCs under technical management agreements. Our managed vessels operate worldwide.

Our operations take place substantially outside of the United States. Our subsidiaries, therefore, manage vessels that may be affected by changes in foreign governments and other economic and political conditions. Our managed vessels are mainly chartered to transport crude oil and its related refined petroleum products and drybulk cargo.

We are committed to providing quality transportation and commercial management services to all of our customers and to developing and maintaining long-term relationships with our suppliers, the owners of the vessels we manage, and the major charterers of tankers and dry bulk vessels.

Our Business Focus

Our principal focus is the management of vessels fitted for transportation of crude oil and other refined petroleum products and drybulk cargoes, with a business strategy primarily based upon the following principles and incentives:

• offering a seamless, “one-stop” solution to corporate, commercial and technical management;

• continuing to achieve competitive operational costs;

• achieving high utilization of our managed vessels;

• achieving competitive financing arrangements;

• transitioning towards a fee-based business model;

• achieving a satisfactory mix of term charters and spot voyages; and

• developing and maintaining relationships with major vessel owners, oil companies and industrial charterers.

Heidmar has performed successfully through numerous shipping cycles by adapting its business model to suit the changing requirements of the tanker shipping market. We have a diversified business model consisting of profitable charter operations and commercial management as well as profitable vessel trading operations. Commercial management generates consistently growing fees and commissions while the trading business seeks to capitalize on time charter market opportunities. Our dedicated people and state-of-the-art intellectual property operating and reporting systems, including eFleetWatch®, provide high-quality and safe transportation of petroleum and petroleum products to customers on a worldwide basis.

We are also committed to development of our environmental, social and corporate governance principles, including complying with all environmental laws and regulations applicable to us, and will continue to focus on sustainable development and learning as our business grows.

Competitive Strengths

• Over 40 Years of Industry Relationships. We have been in business for over 40 years, and during that time we have built an extensive network of industry contacts and relationships. We feel our history and business network strongly support our efforts to grow our pools and expand into new services.

• Asset-Light Strategy. We believe that our asset-light approach provides us with certain advantages compared to companies that primarily both own and manage their vessels.

• Outperformance. Our Pools generate competitive earnings in each of its pools and have a long-standing tradition of timely and transparent reporting to its pool members. This culture of transparency in reporting has forged a strong and loyal base of tanker owners. Heidmar believes that proof of its success is manifested in its growth and pool membership between the 2020 and 2024. Moreover, Heidmar believes it maintains a high level of pool member retention.

• Global Reach. We maintain offices in London, Singapore, Dubai, Hong Kong and Greece, which are important locations to the shipping and transportation industry and enable Heidmar to efficiently carry out its operations and vessel voyages throughout the world.

• Market Coverage. As a competitive commercial tanker operator, Heidmar believes that it is well positioned to maintain and increase its market position. Heidmar also believes it can leverage its experience and extensive customer relationships to enter new markets and win additional market share.

• Market Consolidation & Growth Areas. We believe that it is advantageous for a vessel owner to have the same technical and commercial manager. By expanding Heidmar’s services to include technical management, which we believe we are equipped to deliver based on our experience and success in the tanker pooling business, we believe that Heidmar is among the best suited to cater to all services a vessel owner may require. Heidmar’s marketing strategy will emphasize this strength as our business expands, and we believe we will be one of the first public companies to offer both commercial and technical management.

• Versatility in Fleet Age. Heidmar maintains an average age of 10 years of the vessels it manages. There are numerous cost-effective advantages to maintaining a younger fleet such as ours, but Heidmar also capitalizes on the fact that commercial and technical management customers, i.e., vessel owners, are not limited by vessel age and will often seek more extensive commercial and technical assistance as their vessels age.

• Sustainability. Our Pool returns have historically outperformed the market by a greater margin in weakening and soft freight rate environments, which provide the pool members, including Heidmar itself, with crucial protection and stability of break-even operating levels during these periods while still maintaining the upside of spot market exposure.

• Experienced Management Team. Our management team has significant experience in all aspects of maritime shipping and transportation. Our Chief Executive Officer, Pankaj Khanna, has over thirty years of experience with various vessel shipping companies, and has overseen the expansion of our fleet under management from six vessels in 2020 to 42 vessels as of May 15, 2025.

Our Services

Tanker Pooling and Commercial Management

A pool consists of a group of vessels of similar types and sizes provided by various owners for the purpose of enabling a centralized pool operator to engage those vessels commercially. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers. They market the pool as a single group of vessels, primarily in the spot market and for time charters, seeking to secure for the pool participants the highest commercially available earnings per vessel. A pool combines the net revenues of its vessels, with allocation of a participating vessel’s pool earnings based upon its relevant pool points as determined by the pool agreement.

The size and scope of pools enable them to achieve larger economies of scale and to have better negotiating power with procurement vendors (e.g., bunker suppliers, port agents, towing companies, etc.) leading to lower costs for these items. Pools also achieve geographic diversification by deploying their vessels in both Atlantic and Pacific markets while arbitraging from spread opportunities. The diversification in revenue streams due to typically broader shipping capabilities of pool fleet vessels and/or more accessible customer base, alongside payments to pool participants on a set schedule, can stabilize revenues for pool participants, though this may be offset by volatility in spot rates. Furthermore, due to their large fleets, pools can achieve higher utilization of the vessels. Pools also have higher market visibility, which provides them with opportunities not available to smaller tanker market participants. By being able to reduce costs and optimize revenues, pools aim to outperform the industry benchmark indices by utilizing their size and sophistication and improving utilization rates for participating vessels through various methods, including securing backhaul voyages and contracts of affreightment.

The vessels entered into the Pools may operate either in the spot market or on time charters.

• Spot Market: A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Spot charter rates fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport cargoes. Vessels operating in the spot market generate revenue that is less predictable but may enable us to capture increased profit margins during periods of improvements in vessel charter rates.

• Time Charters: Long-term and Medium-Term Contracts: A time charter is a time-bound agreement pursuant to which the shipowner leases the vessel to a charterer for a fixed period, and the vessel owner technically manages the vessel for the charterer. Time charters give vessel owners fixed and stable cash flows and partially mitigate the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. In the future, we may opportunistically look to enter our managed vessels into time charter contracts should rates become more attractive.

All Pools function in a similar manner and with a structure that is attractive to pool participants. Each pool has an Executive Committee, which is comprised of representatives from each of the pool participants and one representative from Heidmar, to serve as general agent. The Executive Committee meets at least twice a year to make strategic decisions on items such as the chartering of vessels out of the pool, changes in the pool formula and review of the pool’s budget and financial data, which require unanimous consent from existing members, changes in the pool point calculations (as described below) and the entry into long-term contracts. It also determines the benchmark against which the performance of the pool is measured. Except for the unanimous approval needed for new members, voting is allocated based on the number of vessels a member contributes to the pool, with one vote for each vessel contributed plus one vote assigned to the agent. In addition to the Executive Committee, a Technical Committee meets a minimum of once and up to twice per year to address issues such as vessel performance, vetting and other operational items.

Each vessel is time chartered to the pool after if it meets the pools’ quality standard or, if it is a new entrant to the tanker markets, after an entry inspection, which helps owners to earn oil company approvals. Revenue sharing amongst pool participants is based on relative pool points contributed. A proprietary pool point system monetizes the commercial value of the different trading characteristics of the vessels. The pool point system also aligns the pool members’ interests. Heidmar charges a daily management fee and a commission on gross freight, demurrage, dead freight and miscellaneous revenues, which are included in the voyage expenses of the pool vessels. The net voyage earnings of each vessel represent contributions to the pool. Pool members receive their respective distribution of the pool contributions, based on the pool points of their respective vessels and the operating days their vessels contributed, net of the interest cost, general & administrative and insurance expenses incurred by the pool.

Our Pools generally offer a number of advantages to independent vessel owners as compared to operating a limited fleet of vessels in the spot market. Logistically, the large number of vessels provides greater opportunities for back-haul voyages and triangulation, which reduce ballast and positioning legs, thus increasing fleet utilization. The enhanced scale achieved by our Pools enables Heidmar to gain long-term customers. The increased geographic scope and commercial responsiveness of a larger number of vessels provides our Pools with the ability to reposition replacement vessels in the event of delays. Furthermore, on the cost side, economies of scale are achieved in bunker purchasing, port and agent fees, and other voyage expenses.

Heidmar also offers its pool participants the following competitive advantages:

• strong relationships with brokerage houses that facilitate accurate accounting for cargo;

• continuous market presence due to the number and size of tankers in Heidmar’s managed fleet;

• strong relationships with major oil companies; and

• state-of-the-art information technology that delivers real-time performance indicators critical to maximizing operational efficiency

Several of the participating shipowners have been with Heidmar for over a decade and they share Heidmar’s commitment to quality, safety, and environmentally friendly service in the transportation of crude oil and petroleum products. As of May 15, 2025 our Pools operated 20 vessels.

Outside of our Pools, we and our subsidiaries also engage in commercial management agreements (“CMAs”) with numerous vessel owners. Under a CMA, Heidmar agrees to provide day-to-day commercial and operational management services for the vessel in accordance with the terms of the relevant CMA, including but not limited to fixing of voyage charters, promoting and marketing the vessel in the transportation of petroleum products, carrying out necessary communications with shippers, charterers and others involved with a vessel’s voyage and employment, issuing documents required under the terms of the vessel’s employment and coordinating with the vessel’s technical manager. Under a CMA, Heidmar or subsidiary receives a commission fee, typically equal to 1.25% of the gross freight, demurrage and charter hire obtained for the employment of the vessel, and a daily administration fee, typically between $100 and $350 per day for each day the vessel is under the commercial management of the manager. As May 15, 2025, Heidmar managed 17 vessels under CMAs, the length of which range from two months to a year or even longer, depending upon the owner’s option.

Technical Management

On March 13, 2024, we entered into an agreement with Huwell Ship Management Ltd. (“Huwell”) for the sale and purchase of 100% of the share capital of Landbridge Ship Management (HK) Limited (“LBSM”) for aggregate consideration of $800,000. of which $400,000 are to be paid to Huwell by way of deduction of part of the monthly management fee $4,167 over a period of 2 years for four of the vessels. LBSM is a technical manager of vessels that managed three VLCCs at the time of the acquisition, with agreements signed for the management of two additional vessels, one which was handed over in November 2024 and one that is expected to be handed over by the end of February 2025. LBSM currently manages five VLCC’s for a fee of about $400 to $450 per day for technical and crew management only. Each agreement is for 4 years.

Time Charters

In addition to Commercial Management, Heidmar also time charters vessels directly for its own account. This business is conducted primarily through Heidmar Investments LLC, a wholly-owned subsidiary, and by way of joint ventures. These vessels are subsequently sublet to Heidmar’s pools, and trade alongside the tonnage of the other pool members.

Time charters involve a charterer engaging a vessel for a set period of time. Time charter agreements may have extension options ranging from months, to sometimes, years and are therefore viewed as providing more predictable cash flows over the period of the engagement than may otherwise be attainable from other charter arrangements. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carry only lawful and non-hazardous cargo. Heidmar typically enters into time charters of an initial twelve months, with option by charterer for additional days, and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions. Under our time charter contracts, whereby our managed vessels are utilized by a charterer for a set duration of time, the charterer pays a fixed or floating daily hire rate and other compensation costs related to the contracts.

eFleetWatch® and Proprietary Technology

Established in the early 1990s, eFleetWatch® is Heidmar’s market-facing digital platform in the commercial management space and has been a pillar of Heidmar’s brand for over two decades, with over 18 years of in-house development. Through the platform, Heidmar provides pool partners with access to all of the data that they require for their own reporting and monitoring of their vessels. Pool partners are able to access information regarding the chartering of their vessels such as the name of the charterer and broker, the TCE, the vessel’s itinerary and its current cargo. eFleetWatch® also provides port agents, brokers and employees with tools to monitor, track and manage vessels on a real-time basis. The system empowers Heidmar’s chartering and operations staff with a proprietary inhouse vessel management capability. It is also the delivery mechanism for Heidmar’s pool reporting system where pool members can log-in and track their vessels’ real-time operating and financial performance and positioning. They can also download detailed monthly reports, which recap pool performance, discuss general market conditions and highlight recent developments in the appropriate tanker freight markets.

The platform is proficient in its stability, and offers transparent access to real-time updates and supports the important foundations of trust and transparency that our pool partners value, and that our relationships depend on.

Asset Management

We also intend to enter into the asset management services sector, and believe we will be able to provide investors with a convenient platform to invest in tanker or drybulk vessels by offering a wide range of customized services, including: identifying investment opportunities, sale and purchase services, vessel inspections, vessel assist financing, commercial management, technical management, vessel drydocking, and other accounting and professional services.

Heidmar believes its significant knowledge and experience in the maritime shipping industry will enable Heidmar to offer a unique insight on the investment process from start to finish, and we plan to expand these services amongst our current and new customers in the near future.

Our Managed Fleet

The following table sets forth certain information regarding the fleet that Heidmar manages as of May 15, 2025.

	Vessel	Type	Built	DWT	Employment	Owner
1	ANDRONIKOS	VLCC	2019	320,000	Pool(2)	Capital
2	AMORE MIO	VLCC	2022	300,000	Pool(2)	Capital
3	ACHILLEAS	VLCC	2010	297,863	Pool(2)	Capital
4	EVRIDIKI	Suezmax	2007	167,295	Pool(3)	Liquimar
5	ORPHEAS	Suezmax	2007	167,282	Pool(3)	Liquimar
6	AFRODITI	Suezmax	2011	167,000	Pool(3)	Liquimar
7	IASONAS	LR2	2008	115,501	Pool(4)	Liquimar
8	AMFITRITI	LR2	2009	115,404	Pool(4)	Liquimar
9	ADAM	Aframax	2018	113,226	Pool(4)	Capital
10	ALEXANDER	Aframax	2018	113,170	Pool(4)	Capital
11	ALFRED	Aframax	2018	113,159	Pool(4)	Capital
12	ALBERT	Aframax	2019	113,095	Pool(4)	Capital
13	ALKIVIADIS	MR2	2023	50,132	Pool(5)	Capital
14	AGISILAOS	MR2	2023	50,132	Pool(5)	Capital
15	AVAX	MR2	2023	50,132	Pool(5)	Capital
16	ATROTOS	MR2	2023	50,132	Pool(5)	Capital
17	ANIKITOS	MR2	2023	50,132	Pool(5)	Capital
18	AKRISIOS	MR2	2023	50,132	Pool(5)	Capital
19	AMFITRION	MR2	2017	50,102	Pool(5)	Capital
20	VESTA	MR2	2012	49,980	Pool(5)	V Ships
21	ATLANTAS	VLCC	2010	321,300	CMA (1)	Capital
22	CRUDE ZEPHYRUS	Suezmax	2021	156,828	CMA (1)	Metrostar
23	CRUDE LEVANTE	Suezmax	2021	156,828	CMA (1)	Metrostar
24	RAFFLES HARMONY	Aframax	2013	105,405	CMA (1)	Raffles Tankers
25	SANANA	MR1	2016	40,627	CMA (1)	EGPN
26	AKADIMOS	Bulk Carrier	2016	207,000	CMA(1)	Capital
27	AMORITO	Bulk Carrier	2012	179,322	CMA(1)	Capital
28	AMIGO II	Bulk Carrier	2011	179,016	CMA(1)	Capital
29	ATTIKOS	Bulk Carrier	2012	178,929	CMA(1)	Capital
30	THYME	Bulk Carrier	2014	82,312	CMA(1)	Capital
31	ROSE III	Bulk Carrier	2013	82,265	CMA(1)	Capital
32	ARGEUS	Bulk Carrier	2013	82,265	CMA(1)	Capital
33	AMEMPTOS	Bulk Carrier	2019	81,107	CMA(1)	Capital
34	AGAMEMNON II	Bulk Carrier	2021	82,212	CMA(1)	Capital
35	AIOLOS	Crude oil/product tanker	2025	115,800	CMA(1)	Capital
36	AISOPOS	Crude oil/product tanker	2025	115,800	CMA(1)	Capital
37	OLYMPIC 1	Small tanker	2019	7,995	As Agents only	Warrior marine
38	LUCKY STAR	Small tanker	2008	12,959	As Agents only	Viet Sing Shipping
39	OCEANIC FORTUNE	VLCC	2010	320,054	As Agents only	Hong Kong Xiang An
40	START	MR1	2006	45,990	As Agents only	Tianjin Start Shipping Co. Ltd
41	LADY OF DORIA	MR1	2006	46,846	As Agents only	Doria Shipping Ltd.
42	ACE SUPPLIER	PSV	2007	5,100	CMA(1)	Nestor Shipping S.A.
43	ARGEUS	Dual fuel LNG crude tanker	Aug 2025	155,500	*	Capital
44	ARISTOKLIS	Dual fuel LNG crude tanker	June 2026	155,500	*	Capital
45	ARCHELAOS	Dual fuel LNG crude tanker	July 2026	155,500	*	Capital
46	ARISTODIMOS	Dual fuel LNG crude tanker	Oct 2026	155,500	*	Capital
47	AYRTON	Dual fuel LNG crude tanker	Nov 2026	155,500	*	Capital
48	AMOR	Dual fuel LNG crude tanker	Jan 2027	155,500	*	Capital
49	ATHINAGORAS	Dual fuel LNG crude oil/product tanker	Sept 2026	112,500	*	Capital
50	ANDROKLOS	Dual fuel LNG crude oil/product tanker	July 2026	112,500	*	Capital
51	AMFITRION	Crude oil tanker	June 2027	307,000	*	Capital
52	ANEMOS II	Crude oil tanker	Oct 2027	307,000	*	Capital
53	ALEXANDER THE GREAT II	Crude oil tanker	Oct 2027	307,000	*	Capital
54	AKADIMOS	Crude oil tanker	Dec 2027	307,000	*	Capital

* Vessel is being constructed under a newbuild contract between Capital and a shipyard, and Capital has committed to entering that vessel into the Heidmar fleet at the time of delivery.

(1)
Vessel is under Company management through a commercial management agreement between its owner and Heidmar or a Heidmar Subsidiary.
(2)
Vessel operates in the Seadragon Pool.
(3)
Vessel operates in the Blue Fin Pool.
(4)
Vessel operates in the SeaLion Pool.
(5)
Vessel operates in the Dorado Pool.

Technical Management

	Vessel	Type	Built	Owner
1.	LANDBRIDGE PROSPERITY	VLCC	2016	Landbridge
2.	LANDBRIDGE FORTUNE	VLCC	2016	Landbridge
3.	LANDBRIDGE GLORY	VLCC	2019	Landbridge
4.	LANDBRIDGE HORIZON	VLCC	2019	Landbridge

For information on management of our fleet and business, see “Item 6 – Directors, Senior Management and Employees.”

Customers and Suppliers

Heidmar’s depth of relationships with major oil companies allows Heidmar to provide its pool partners with access to a broad cargo base and perform fleet management of high scale and quality. The following list represents some of the global energy and commodities companies that charter vessels from our Pools: Shell, Vitol, Trafigura, ExxonMobil, Emirates National Oil Company, U.A.E. (“ENOC”), Sinochem, ADNOC, BHP, ENI, Total, PTT, Bahri, LDC., Reliance, Glencore, Unipec, Equinor, Chevron Corporation and BP. Heidmar also maintains relationships with reliable suppliers including: Chevron Corporation, Vitol, Trafigura, Peninsula Pacific, Glencore, PetroChina Company Limited and NorthStar.

Our top three customers together in the aggregate accounted for 71% (between 13% and 45% each) of our total operating revenues during the year ended December 31, 2024, equivalent to $20.7 million of our total revenue. Our top three customers together in the aggregate accounted for 49.9% (between 11% and 22% each) of our total operating revenues during the year ended December 31, 2023, equivalent to $24.5 million of our total revenue. Our top three customers together in the aggregate accounted for 47% (between 12% and 20% each) of our total operating revenues during the year ended December 31, 2022, equivalent to $14.0 million of our total revenue.

Pool Partners

Since its formation, Heidmar has been providing its partners with economies of scale and fleet management expertise. Several of the participating shipowners have been with Heidmar for over a decade and they share Heidmar’s commitment to quality, safety, and environmentally friendly service in the transportation of crude oil and petroleum products. The following represent certain shipping companies who currently operate under Heidmar’s pool operating structure: Capital Ship Management Corp., Landbridge, COSCO Shipping, Liquimar Tankers Management Services Inc., the Great Eastern Shipping Co. Ltd., GMS, Metrostar Management Corp., and Pro Tankers. Heidmar seeks to maintain strong, long-term cordial relationships with all pool partners.

Environmental, Social & Governance

Heidmar has integrated environmental, social and governance policies into its internal process and operating philosophy. We believe that ESG principles are crucial to developing sustainable business that delivers long-term value for our partners and society. ESG is rising in prominence due to changes in public sentiment, values and behavior, impacts on financial value, climate change risks and increasing of opportunities in sustainable investing. Companies in our industry are called to respond to the new requirements related to ESG factors, measuring the impact of their activities and adapt the way they operate to meet industry’s goals and targets. We seek to apply ESG policies in all aspects of our business and are committed to being a trusted partner to the communities we serve.

Heidmar has three main areas of focus in demonstrating our commitment to ESG policies while operating our business. Our primary focus is on regulatory compliance; Heidmar has strict and clear polices to remain within regulatory compliance. The second area of focus is our constant effort to understand the external changes that will inevitably impact our business in the future and our persistent effort to build strong relationships with our partners. Lastly, we also focus on “resilience.” Heidmar monitors the changes in external factors which can apply pressure on our sustainability and seeks to minimize risks and discover new opportunities in achieving sustainability.

Environmental

As a fast growing tanker pool company, engaged primarily in the commercial management and chartering of oil and product tankers, Heidmar follows a ‘zero harm to people and the environment’ safety culture. We believe that tomorrow’s success will derive through sustainable development and learning. As such, environmental management best practices are a commitment that we are promoting and to which we are adhering.

We endeavor to comply with all relevant environmental legislation, building on the continuous awareness at all levels within Heidmar. Heidmar is committed in meeting initiatives that will prevent pollution, decarbonize shipping in line with IMO/European Union regulations and ensure environmentally sound practices off and on shore. To achieve this we are:

• directing our efforts to operate a fleet that follows the highest environmental standards, adopts latest technology solutions that reduce carbon footprint and comply with applicable regulations and treaties

• adopted by the IMO and the European Commission and has a high impact for the protection of the marine environment and the improvement of social prosperity;

• incentivizing our pool participants through our Pool Points formula for fuel and CO2 emissions reduction;

• collecting CO2 data for each and every legs (ballast and laden) for all vessel voyages since the second half of 2022 using our in-house built eFleetWatch® technology;

• seeking vessels to join our managed fleet that are fitted with ballast water management systems meeting regulatory requirements and industry standards;

• supplying marine fuel oil that meets the required sulphur content;

• maintaining a zero-oil spill history;

• carrying out longer voyage routes using weather routing provided by industry reputed weather service providers, ensuring bunker consumption and voyage days are optimized, thereby reducing carbon footprint and delivering environmentally sound services to all our clients;

• proactively looking for preferred arrangement to access any carbon credits on offer and increasing working capital facility for buying carbon credits from our extensive network of companies, traders and partners in the shipping industry;

• promoting energy, water and waste management efficiency. We are committed to reducing electricity, water consumption and reduction of plastic as much as possible also into our corporate offices; and

• educating, training and motivating employees to carry out tasks in an environmentally responsible manner.

Social

We are committed to social responsibility. Heidmar strives to foster an environment of diversity and inclusion, with a focus on empowering women and minorities, operating ethically and supporting the local communities.

Our responsibility is to ensure that our personnel, their families and the community are safe in the knowledge that the business culture we endeavor to cultivate is based on shared values: honesty, integrity, respect and an appreciation of all beliefs & backgrounds. We believe this positive culture, with inclusive leadership teams is crucial to successful delivery of our services.

Governance

Heidmar values its reputation for ethical behavior and financial integrity and reliability.

We are committed to maintaining the highest standards of ethics and compliance with all relevant laws wherever we do business including those related to anti-bribery and corruption.

We take a zero-tolerance approach to bribery and corruption and are committed to acting professionally, fairly and with integrity in all our business dealings and relationships wherever we operate and implementing and enforcing effective systems to counter bribery and corruption. All of our directors, officers and employees are strictly prohibited from offering, paying, soliciting or accepting bribes or kickbacks. We also maintain strong whistleblowing and anti-bribery policies and a general code of business conduct that encourages transparency and protects the people coming forward.

It is our policy to conduct all of our business in an honest and ethical manner. To achieve this, we:

• are committed to upholding the highest corporate governance standards, professionalism and business integrity across all activities;

• have established Heidmar’s code of business conduct, which is our framework to ensure that our work environment remains trustworthy by protecting our and our customers’ property and information and establishing clear guidelines for our daily business conduct and ethical behavior;

• ensure all employees are adhering to high standards of behavior. Our employees are required to comply with all applicable laws and regulations as well as our internal policies and procedures. Our whistleblowing policy is an important element in detecting corrupt, illegal, or other undesirable conduct. Our policy allows employees to disclose information that they believe shows malpractice, unethical conduct or illegal practices in the workplace without being penalized in any way;

• encouraging employees to report any violation, illegitimate practices, unethical conduct, misrepresentation of material facts, breaches of legal obligation or regulatory requirements and any infractions or potential infractions of our code of business conduct;

• focusing on preventing anti-competitive behavior within all areas of our business;

• prioritizing gender equality and ensuring that there are no differences in pay between men and women and to develop a diverse environment that embraces differences in age, nationality, gender identity, sexual orientation and disability;

• prohibiting unlawful discrimination and inappropriate workplace conduct, such as harassment, violence or discrimination; and

• adopting a strict sanctions compliance policy as part of all of our business transactions.

Seasonality

Historically, oil trade and, therefore, charter rates have increased in the winter months and eased in the summer months as demand for oil and oil products in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. This is most apparent from the higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

Competition

The market for international seaborne crude and oil products transportation services is highly fragmented and competitive. Seaborne oil transportation services are generally provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned-and-operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels managed by us, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which Heidmar engages. Charters are, to a large extent, brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

Environmental and Other Regulations in the Shipping Industry

Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our managed vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our managed vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our managed vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our managed vessels.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our managed vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our managed vessels is in substantial compliance with applicable environmental laws and regulations and that our managed vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our managed vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

Flag State

The flag state, as defined by the United Nations Convention on the Law of the Sea, is responsible for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as ratification, implementation and enforcement of principal international maritime treaties, supervision of surveys, compliance with International Labour Organization reporting, and participation at IMO meetings. Our managed vessels are flagged in Liberia, the Marshall Islands, Greece, Malta, Saudi Arabia, Cyprus and Indonesia.

International Maritime Organization

The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted MARPOL,the SOLAS Convention, and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and

LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emission standards titled IMO-2020 took effect on January 1, 2020.

In 2012, IMO’s MEPC adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the “IBC Code”. The provisions of the IBC Code are mandatory under MARPOL and the SOLAS Convention. These amendments, which entered into force in June 2014 and took effect on January 1, 2021, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.

In 2013, the MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS”. These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code”, which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our managed vessels are currently compliant in all material respects with these regulations.

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. MEPC 70 agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emission controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean area. The Mediterranean Sea became an ECA on May 1, 2024, and compliance obligations will begin May 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean, which were adopted in draft amendments to Annex IV that will enter into force in March 2026. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

At MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement SEEMP, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, in 2022, MEPC amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new EEXI, and (2) operational carbon intensity reduction requirements, based on a new operational CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. That same year, MEPC amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. In 2021, MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. This review commenced at MEPC 82 in Fall 2024, and there will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our managed vessels are in substantial compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and for responding to emergencies. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal- based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (“GBS Standards”).

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing and classification requirements for dangerous goods, and (3) mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) provisions regarding IMO type 9 tank, (2) abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber- risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

In June 2022, SOLAS also set out new amendments that took effect on January 1, 2024, which included new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention.

The MEPC maintains guidelines for approval of ballast water management systems (G8). At MEPC 72, amendments were adopted to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. These standards have been in force since 2019, and for most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024, all ships must meet the D-2 standard. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted. In March 2024, MEPC 81 adopted amendments to the BWM Convention concerning the use of Ballast Water Record Books in electronic form, which are expected to enter into force in October 2025. Pursuant to the ongoing review, in Fall 2024, MEPC 82 approved the 2024 Guidance on ballast water record keeping and reporting and the 2024 Guidance for Administrations on the type approval process for ballast water management systems to support harmonized evaluation by Administrations.

Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO adopted the CLC in 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. All pool vessels have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our managed vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force. Heidmar also maintains charterers’ liability insurance.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention”. The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate (the “IAFS Certificate”) is issued for the first time; and subsequent surveys when the anti- fouling systems are altered or replaced.

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti- fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

• injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

• injury to, or economic losses resulting from, the destruction of real and personal property;

• loss of subsistence use of natural resources that are injured, destroyed or lost;

• net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

• lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

• net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2023, the new adjusted limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,500 per gross ton or $21,521,300 (previous limit was $2,300 per gross ton or $19,943,400). Effective March 23, 2023, the new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (previous limit was $1,200 per gross ton or $997,100). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and intend to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010, Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised as a result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. However, in August 2023, under a new administration, the BSEE released a final Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations.

In January 2021, the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters , but ultimately, the order was rendered ineffective by a permanent injunction issued by a Louisiana court. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. On January 6, 2025, the Biden administration announced a ban on new offshore oil and gas drilling in more than 625 million acres of U.S. waters on the Atlantic and Pacific coasts and in Alaska, but Louisiana-led states and fossil fuel groups are challenging the ban. On January 20, 2025, President Trump issued an executive order revoking this ban, but will also likely face legal challenge over this revocation. The Trump administration has also proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our managed vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills, and many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. These laws may be more stringent than U.S. federal law. We intend to comply with all applicable state regulations in the ports where our managed vessels call.

Our pool participants currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of the vessels. If the damages from a catastrophic spill were to exceed their insurance coverage, it could have an adverse effect on our business and results of operations.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our managed vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or “SIPs”, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our managed vessels operating in such regulated port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these existing requirements.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021 a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. On May 25, 2023, the United States Supreme Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a “continuous surface connection” to “traditional interstate navigable waters” are covered by the CWA, further narrowing the application of the WOTUS rule. On August 2023, the EPA and the Department of the Army issued the final WOTUS rule, effective September 8, 2023, that largely reinstated the pre-2015 definition and applied the Sackett ruling.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our managed vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our managed vessels from entering U.S. Waters.

The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the U.S. Coast Guard must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. Our pool participants have submitted NOIs for our managed vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our managed vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our managed vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship- source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that vessels in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU ETS as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the ‘MRV’ on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. The EU also adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation. From January 2025, FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU or European Economic Area (EEA). This intensity is measured as GHG emissions per energy unit (gCO2e/MJ) and, in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 gCO2e/MJ. This will start at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050.

Compliance with the EU ETS and FuelEU Maritime regulations will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s “Fit-for-55,” could also affect our financial position in terms of compliance and administration costs when they take effect.

International Labour Organization

The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labour Convention 2006 (“MLC 2006”). A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a member and operating from a port, or between ports, in another country. We believe that all our managed vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the Trump administration announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, the Biden administration issued an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021. In January 2025, President Trump signed an executive order to begin the withdrawal of the United States from the Paris Agreement.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the “levels of ambition.” In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: i). reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and ii).reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. In March 2024, MEPC 81 further developed the goal-based marine fuel standard regulating the phased reduction of marine fuel’s GHG intensity as part of its mid-term measures. In Fall 2024, MEPC 82 made further progress on the development of these mid-term measures, and the Committee is expected to approve amendments at MEPC 83 (Spring 2025) for adoption in October 2025. These regulations may cause us to incur additional substantial expenses in the future and therefore could impact the cost of our operations and adversely affect our business.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market, EU ETS, has been extended to cover CO2 emissions from all large ships entering EU ports starting January 2024.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the Trump administration issued an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The resulting final rule was issued in December 2023. Such rules may be subject to revision or revocation following the change in federal administration beginning in 2025. The EPA or individual states could enact these or other environmental regulations that could affect our operations.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the MTSA. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;
•
on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•
the development of vessel security plans;
•
ship identification number to be permanently marked on a vessel’s hull;
•
a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and
•
compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). The IACS has adopted harmonized Common Structural Rules, or “the Rules”, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our managed vessels are certified as being “in class” by all the applicable classification societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping).

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to carry out a bottom survey every 30 to 36 months for inspection of the underwater parts of the vessel as dictated by statutory and class regulations. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in our industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

Our pool participants procure hull and machinery insurance and protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance, and we procure charters liability insurance, charterers freight insurance and demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire on our operated fleet, which covers business interruptions that result in the loss of use of a vessel.

C. Organizational Structure

Please see Exhibit 8.1 to this annual report for a list of our current significant subsidiaries.

D. Property, Plants and Equipment.

We do not own any material property.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

HEIDMAR’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes included elsewhere in this Annual Report. The following discussion contains forward-looking statements that involve certain developments, risks and uncertainties. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections. This discussion should be read in conjunction with the audited consolidated financial statements and the related notes thereto, included elsewhere in this Annual Report. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars except where indicated otherwise. References in this section to “we”, “our”, “us” and the “Company” generally refer to Heidmar and its consolidated subsidiaries.

Overview

We are a provider of marine transportation services on an international basis consisting of five business activities: management services for pools of vessels that share operational costs and revenues (“pool management services”), commercial management services for individual vessels (“commercial management services”), sale and purchase services for vessels which involve assisting clients with the buying and selling of ships (“S&P services”), technical management services for individual vessels (“technical management services”) and chartering of vessels through charter in and charter out (“charter in – charter out”). As of the filing date of this Annual Report, we commercially manage 39 vessels with an aggregate capacity of approximately 5.1 million dwt, and we technically manage 4 tanker vessels. On February 19, 2025, we acquired MGO, a brand acceleration e-commerce platform with a focus on the acquisition, optimization and monetization of consumer brands across multiple categories. The results of MGO are not included in this Management’s Discussion and Analysis of Financial Condition and Results of Operation as the acquisition occurred after December 31, 2024.

The financial statements presented in this Annual Report relate to the historical operations of Heidmar Inc. which became our subsidiary in connection with the Business Combination and that comprise our business after the Business Combination. Prior to the Business Combination we were under common control with Heidmar Inc. The historical financial statements included in this Annual Report include the consolidated financial statements of Heidmar Inc. for years ended December 31, 2024, 2023 and 2022.

Our financial results are largely driven by the following factors.

Trade Revenues and Trade Revenues, related party

Trade revenues consist primarily of commissions and management fees earned from pool management services and commercial management services, commissions earned from services provided on sale and purchase (“S&P”) of vessels and management fees earned from technical management services. Commissions from pool management services and commercial management services are earned based on the gross freight, dead freight, hire and demurrage revenues of the managed vessels and are recognized ratably over the duration of each voyage on a load port-to-discharge port basis. Management fees from pool management services and commercial management services are earned on a fixed rate per day, per vessel. The Company’s pool and commercial management services do not have established terms of duration. Either party is entitled to terminate the agreement at any time after the expiry of a certain period, subject to the completion of the ongoing voyage, provided written notice of a period up to 3 months is given by either party to the other that the agreement is to terminate. Trade revenues are recognized when earned and when it is probable that future economic benefits will flow to the Company and such benefit can be measured reliably. The performance obligations begin to be satisfied once the vessel begins loading the cargo. The Company determined that its service contracts consist of a single performance obligation of providing commercial management services during the transportation of the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses and the revenue is recognized on a straight- line basis over the voyage days from the commencement of the loading of cargo to completion of discharge.

We earn management fees from technical management services for each vessel at a fixed rate per day. Our technical management services have an established duration term of four years, and either party can terminate the agreement if certain conditions are met. We recognize trade revenues when earned and when it is probable that future economic benefits will flow to us and we can reliably measure the benefit. We determined that our technical management service contracts consist of a single performance obligation of providing technical management services during the period of service and recognize revenue on a straight-line basis over the service period.

In a sales and purchase service contract, the performance obligation is typically the brokerage service fee to facilitate the sale or purchase of a vessel. This involves finding a buyer or seller, negotiating terms, and closing the transaction. We consider as earned the commissions arising from S&P services and recognize them at the point in time when the sale transaction has been completed and the ownership of the vessel has been transferred to the new owner and therefore the performance obligation is satisfied.

Voyage Revenues and Voyage expenses

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage, which may contain multiple load ports and discharge ports. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charter party contracts commit for a minimum amount of cargo. The charterer is liable for any short loading of cargo known as “dead” freight.

The voyage charter party generally has a “demurrage” or “dispatch” clause. Under this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as demurrage revenue. We recognize demurrage revenue starting from the point that we determine we can estimate the amount and its collection is probable and do so on a straight line basis until the end of the voyage. Conversely, the charterer is given credit if the loading/discharging activities happen in less time than the allowed laytime known as dispatch resulting in a reduction in revenue that is recognized as the performance obligation is satisfied. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo. The Company determined that its voyage charter contracts consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses and the revenue is recognized on a straight-line basis over the voyage days from the commencement of the loading of cargo to completion of discharge. The freight charters are considered service contracts which fall under the provisions of ASC 606 because we retain control over the operations of the vessels such as the routes taken or the vessels’ speed. Freight, demurrage, and miscellaneous revenues from the operations of vessels are recognized in the period earned. Such revenues and the related operating costs applicable to voyages in progress at the end of a reporting period are recognized ratably over the estimated duration of the voyage on the percentage-of-completion method of accounting.

Voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage and agency commissions, port expenses, canal dues and bunker fuel. We pay brokerage and agency commissions to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on our behalf, and we expense them over the related charter period. All other voyage expenses are expensed as incurred, except for expenses during the ballast portion of the voyage (period between the contract date and the date of the vessel’s arrival to the load port). Any expenses incurred during the ballast portion of the voyage such as bunker fuel expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as Heidmar satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that we can specifically identify, (2) able to generate or enhance resources that we will use to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘deferred voyage expenses’ in the accompanying consolidated balance sheets.

Operating Leases

Heidmar as a Lessee—Time charter-in contracts

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. The time charterer has control over the vessel’s employment within the agreed trading limits during this period. A time charter generally provides typical warranties and owner protective restrictions. The time charter contracts are considered operating leases because (i) the vessel is an identifiable asset, (ii) the owner of the vessel does not have substantive substitution rights, and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. In a time charter contract, the owner of the vessel is responsible for crew costs, vessel insurance, repairs and maintenance costs, and lubricants.

Our time charter-in contracts relate to the charter-in activity of vessels from third parties for a specified period of time in exchange for consideration, which is based on a daily rate. We elected the practical expedient of the ASC 842 guidance that allows for contracts with an initial lease term of 12 months or less to be excluded from the operating lease right-of-use assets and lease liabilities recognized on our consolidated balance sheets. The Company recognizes right-of-use assets (“ROU”) and corresponding lease liabilities for its operating leases. ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. The operating lease ROU asset also includes any lease payments made to the lessor prior to lease commencement, less any lease incentives, and initial direct costs incurred. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

Under the guidance ASC 842, we elected the practical expedients available to lessees to not separate the lease and non-lease components included in the charter hire expense because (i) the pattern of expense recognition for the lease and non-lease components is the same as it is earned by the passage of time, and (ii) the lease component, if accounted for separately, would be classified as an operating lease. We elected not to separate the lease and non-lease components included in charter hire expense, but to recognize operating lease expense as a combined single lease component for all time charter-in contracts.

Heidmar as a Lessor Time charter-out contracts

Our time charter revenues are generated from our vessels that have been chartered out to a third-party charterer for a specified period in exchange for consideration, which is based on a daily rate. The charterer has the full discretion over the ports subject to compliance with the applicable charter party agreement and relevant laws. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period. The charterer generally pays the charter hire monthly in advance. We determined that our time charter contracts are considered operating leases and therefore fall under the scope of the guidance ASC 842 because (i) the vessel is an identifiable asset, (ii) we do not have substantive substitution rights, and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use.

Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer, except for any off-hire period, and ending upon redelivery to the Company. Under the guidance of ASC 842, we elected the practical expedient available to lessors to not separate the lease and non-lease components included in the time charter revenue because (i) the pattern of revenue recognition for the lease and non-lease components is the same as it is earned by the passage of time and (ii) the lease component, if accounted for separately, would be classified as an operating lease.

Time charter revenues received in advance of the provision of charter service are recorded as deferred revenue and recognized when the charter service is rendered. Deferred revenue also may result from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. Deferred revenue amounts that will be recognized within the next twelve months are presented as current, with amounts to be recognized thereafter presented as non-current. Revenues earned through the profit-sharing arrangements in the time charters represent contingent rental revenues that are recognized when earned and amounts are reasonably assured based on estimates provided by the charterer.

Syndication Income, Related Party

Heidmar Investments LLC., a wholly owned subsidiary of Heidmar Inc., entered into “Syndication Agreements” (“Syndication”) with Heidmar Trading LLC., a related party, (“Syndication partner”) on two vessels (“Two Vessels”) that the Syndication partner chartered-in from unrelated parties and then chartered-out to unrelated parties. The Syndication is an assignment and transfer of profits and losses between Heidmar Investments LLC. and the Syndication partner wherein Heidmar Investments LLC. has assumed the Syndication partner’s monthly charter hire and voyage expenses and in return has been assigned the revenues earned by the Two Vessels (the “Syndication result”). Furthermore, in accordance with the provisions of the Syndication Agreements, Heidmar Inc. has been appointed as the commercial manager of the vessels based on the provisions of the related commercial management agreements (“CMA”) entered into between Heidmar and the Syndication partner. In order to receive the proceeds from the Syndication Agreement, we need to be performing the services under the CMA. Therefore, the Syndication Agreements and the CMA are considered a single service contract that depends on the provision of a service and in accordance with the guidance in ASC 606-10-25-9 for combining contracts, the Syndication Agreement and the CMA are accounted for as a single services contract under ASC 606 (the “services contract”). We have concluded that the services contract includes a fixed and a variable consideration related to the servicing of the vessels. The variable consideration is equal to the net operating results of the two vessels which is recognized as the profits are earned or the losses are incurred during the period of the service contract as that is when the income, if any, can be reliably measured for this variable remuneration. The fixed based fee component is a fixed rate per day and a fixed commission on the gross freight, dead freight, hire and demurrage revenues of the Two Vessels. The fixed commissions earned are recognized ratably over the duration of each voyage on a load port-to-discharge port basis. Because the variable consideration is calculated after taking into account the fixed fee component recognized as an expense by the vessels in their operating results, the income related to the fixed fees is eliminated against such expense included in the variable fee income.

Profit Sharing Arrangements

We follow the provisions of ASC 470 “Debt” in order to account for the profit and loss sharing agreements entered into with related or unrelated parties. According to the provisions of the profit and loss sharing agreements, we charter in a vessel, earn revenue from the charter out of the vessel to another party, and receive an upfront cash payment from the counterparty of the profit and loss sharing agreement to be used for the operations of the vessel and the counterparty receives an agreed percentage of profits and losses (sale of future revenue), arising from the operations of the vessel. When we have significant continuing involvement in the generation of the cash flows of the vessel, we account for this transaction as debt under ASC 470-10. The proceeds received in a sale of future revenue are accounted for as debt. After the initial recognition, an entity uses the interest method (ASC 835-30-25-5: “The total amount of interest during the entire period of a cash loan is generally measured by the difference between the actual amount of cash received by the borrower and the total amount agreed to be repaid to the lender to account for the amount recorded as debt.”). Actual cash repayments are recorded as either interest expense or a reduction of the outstanding debt balance, including accrued interest, in accordance with the interest method. Interest cost is accrued in each period by applying the effective interest rate against the debt’s net carrying amount. If the timing or amount of the actual or estimated cash flows changes, the original amortization schedule for the debt is updated to reflect the revised cash flows. We have elected to adopt the prospective approach to account for changes in the amount or timing of cash flows, in which the effective interest rate is updated.

Quantitative and Qualitative Disclosures About Market Risk

Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” below.

Recent Accounting Pronouncements

Please see Note 2, “Significant Accounting Policies” to Heidmar Inc.’s audited consolidated financial statements included elsewhere in this Annual Report for more information on recent accounting pronouncements.

Results of Operations

The following table presents consolidated statements of income for each of the years in the three year period ended December 31, 2024.

	2024	2023	2022
REVENUES:
Trade revenues	3,334,142	4,930,274	3,924,994
Trade revenues, related parties	9,764,800	13,788,955	10,447,600
Voyage and time charter revenues	15,180,700	21,968,679	9,467,373
Syndication income, related party	670,231	8,409,528	6,223,911
Total revenues	28,949,873	49,097,436	30,063,878
OPERATING EXPENSES:
Voyage expenses	610,292	762,229	1,127,878
Loss on inventories	101,756	—	—
Operating lease expenses	9,867,091	8,077,834	3,515,026
Charter-in expenses	1,320,063	10,505,532	3,412,929
General and administrative expenses	12,899,599	10,099,716	5,060,145
Amortization of intangible asset	20,672	—	—
Depreciation	39,874	12,828	21,099
Loss on sale of vehicle	—	—	8,332
Total operating expenses	24,859,347	29,458,139	13,145,409
OPERATING INCOME	4,090,526	19,639,297	16,918,469

	2024	2023	2022
OTHER INCOME / (EXPENSES):
Interest income, net	428,829	938,342	7,717
Interest income, related parties	77,308	—	—
Finance costs	(1,832,995)	(1,368,613)	(751,431)
Finance costs, related party	(77,117)	(4,833)	—
Share of loss from joint venture	(859,400)	—	—
Other income, net	250,468	—	—
Foreign exchange (losses)/ gains	(164,168)	350,005	6,194
Other expenses, net	(2,177,075)	(85,099)	(737,520)
NET INCOME FOR THE YEAR	1,913,451	19,554,198	16,180,949

Year ended December 31, 2024 compared to the year ended December 31, 2023

Total revenues

Total revenues reflecting income from commissions, management fees and hires from time charters were $28.9 million for the year ended December 31, 2024, a decrease of $20.2 million, or 41%, from net revenues of $49.1 million for the year ended December 31, 2023.

There are four components that constitute total revenues, namely voyage and time charter revenues, trade revenues, trade revenues, related parties and syndication income, related party.

Trade revenues

Trade revenues were $3.3 million for the year ended December 31, 2024 as compared to $4.9 million for the year ended December 31, 2023. Trade revenue is generated from commissions and management fees which are earned from commercial management services, technical management services and S&P services. The decrease of $1.6 million or 33% over 2023 is due mainly to the decrease in the average number of vessels under commercial management from 15.2 vessels in 2023 to 7.4 vessels in 2024. The decrease in the number of vessels is attributable to a combination of owners looking to sell their vessels whilst asset prices have been high over the past year and other owners that do not want exposure to the spot market and have opted for time charters. In addition, the market conditions in 2023 were more favorable, especially after the uncertainty of the Russian-Ukrainian conflict, which eased in 2024, resulting in higher commissions earned on freight and demurrage revenues than those achieved in 2024. The above decrease was partially offset by technical management services revenue of $0.4 million and S&P services commission of $0.2 million, which are new business activities in 2024.

Trade revenues, related parties

Trade revenues, related parties were $9.8 million for the year ended December 31, 2024 as compared to $13.8 million for the year ended December 31, 2023. Trade revenue related parties is generated from commissions and management fees which are earned from pool management services. The decrease of $4.0 million or 29% over 2023 is due to the decrease by 14% in the number of vessels under management and a decline by 14% in hire rates. The decrease in the number of vessels is attributable mainly to the owners looking to sell their vessels whilst asset prices have been high over the past year. The market conditions in 2023 were more favorable, especially after the Russian-Ukrainian conflict, resulting in higher commissions earned on freight and demurrage revenues than those achieved in 2024. The average number of vessels in the pools were 30 during the year ended December 31, 2024 as compared to 35 during the corresponding period in 2023 and the number of pool days were 10,792 during the year ended December 31, 2024 compared to 12,738 during the corresponding period in 2023, which resulted from a change in market conditions.

Voyage and time charter revenues

Voyage and time charter revenues were $15.2 million for the year ended December 31, 2024 as compared to $22.0 million for the year ended December 31, 2023. In both years, we generated time charter revenues through agreements entered into with unrelated parties for two and four vessels, respectively, which earn fixed revenue over the period of the charter. The decrease of $6.8 million is due to the termination of two charter-in agreements with original terms of 12 months or less that ended in August 2023 and December 2023.

Syndication income, related party

Syndication income, related party for the year ended December 31, 2024, was $0.7 million, compared to $8.4 million for the year ended December 31, 2023. The decrease of $7.7 million is primarily due to the termination of syndication agreements for two vessels, with the first agreement concluding in April 2023 and the second in March 2024.

Operating Expenses

Total operating expenses were $24.9 million for the year ended December 31, 2024 (or 86% of total revenues) compared to $29.5 million for the year ended December 31, 2023 (or 60% of total revenues).

Total operating expenses consist of the following.

•
Voyage expenses: Voyage expenses, which comprise mainly the cost of bunker fuel associated with a ship’s voyage were $0.6 million for the year ended December 31, 2024 compared to $0.8 million for the corresponding period in 2023. Voyage expenses for both years were associated with bunkers consumed during the ballast or idle periods of one vessel.
•
Loss on inventories: For the year ended December 31, 2024, the Company recognized a loss of $0.1 million related to the European Union Emissions Trading System (“EU ETS”) held for trading, compared to nil for the year ended December 31, 2023. This loss is attributable to a noncash allowance on the value of EU ETS held by the Company to recognize them at their net realizable value and a loss from sale of a part of the EU ETS.
•
Operating lease expenses (operating lease expense for a period greater than 12 months): Operating lease expenses were $9.9 million for the year ended December 31, 2024 compared to $8.1 million for the corresponding period in 2023. The increase of $1.8 million is mainly due to the lease expenses arising from the charter-in of one vessel for a whole year in 2024 as compared to the corresponding period in 2023, during which the vessel was in drydock activities, which significantly reduced lease expenses for that period.
•
Charter-in expenses (operating lease expenses for a period less than 12 months): Charter-in expenses, which relate to the time charter of three vessels for a defined period and rate, were $1.3 million for the year ended December 31, 2024 compared to $10.5 million for the year ended December 31, 2023. The respective decrease of $9.2 million is attributable to two vessels that were delivered to us in October 2022 (having durations of 8 and 12 months, respectively, with no extension option and a one-year extension option, respectively) that we redelivered to their owners in August 2023 and in December 2023, respectively. The decrease was partially offset by the vessel that we redelivered in August 2023 being delivered back to us in May 2024, resulting in charter-in expenses of $1.3 million for the year ended December 31, 2024.
•
General and administrative expenses: General and administrative expenses were $12.9 million for the year ended December 31, 2024, and $10.1 million for the corresponding period in 2023. The increase of $2.8 million is mainly attributed to the increase in the average number of employees from 45 employees in 2023 to 55 employees in 2024, which resulted mainly from the acquisition of Landbridge Ship Management (HK) Limited in March 2024; salary increases of $1.9 million granted to employees in our offices in London, Singapore, Dubai, Athens and Hong Kong and to the accrued expenses of $0.6 million for listing on the Nasdaq.
•
Amortization of intangible asset: The amortization of the intangible asset amounted to $0.02 million for the year ended December 31, 2024 compared to $nil for the corresponding period in 2023, relating to the amortization of a specific identified amortizable intangible asset resulting from the acquisition of Landbridge Ship Management (HK) Limited.
•
Depreciation: Depreciation was $0.04 million for the year ended December 31, 2024, compared to $0.01 million for the corresponding period in 2023 and relates to depreciation of office furniture and equipment for the new office in Athens.

Operating income

As a result of all preceding items, operating income was $4.1 million for the year ended December 31, 2024 compared to an operating income of $19.6 million for the year ended December 31, 2023.

Other income/(expenses)

Total other expenses, net for the year ended December 31, 2024 was $2.2 million compared to $0.09 million for the year ended December 31, 2023. The increase of $2.1 million is attributable to the following.

•
Interest income earned from term deposits during the year ended December 31, 2024, decreased by $0.5 million compared to the corresponding period in 2023. This reduction is primarily attributed to a lower amount of funds placed under time deposits during this period.
•
Interest income, related parties for the year ended December 31, 2024, was $0.08 million compared to $nil for the corresponding period in 2023. This increase is primarily attributable to interest income earned from the non-consolidated subsidiaries, relating to the aggregate funding of $0.9 million provided during the year ended December 31, 2024, for working capital purposes.
•
Foreign exchange (losses)/gains for the year ended December 31, 2024, declined by approximately $0.5 million compared to the corresponding period in 2023, moving from a gain to a loss. This unfavorable change was primarily attributable to fluctuations in exchange rates in key currencies.
•
Increase in finance costs of $0.5 million, which mainly derives from the accrued interest cost based on the effective interest method with regards to a profit and loss sharing agreement the Company entered into in 2022 for one vessel since the vessel achieved improved operating results during the year ended December 31, 2024 compared to the comparative period. There was an increase in operating days during the year ended December 31, 2024, which were 364, compared to 298 during the year ended December 31, 2023, since the vessel underwent her scheduled drydock in 2023.
•
Finance costs, related party during the year ended December 31, 2024 were increased by $0.07 million compared to the corresponding period in 2023, due to the accrued interest cost based on the effective interest method with regards to a profit and loss sharing agreement the Company entered into during the third quarter of 2023.
•
Share of loss from joint venture during the year ended December 31, 2024 amounted to $0.9 million, representing the share of the joint venture’s losses, based on the Company’s relative holding from a joint venture company incorporated in 2024.There was no such investment during 2023.
•
Other income during the year ended December 31, 2024, increased by $0.25 million compared to the corresponding period in 2023. This increase is mainly attributed to a refund from a pilot service company and collection of rebates.

Net income for the year

As a result of all preceding items, for the year ended December 31, 2024, our net income was $1.9 million, compared to a net income of $19.6 million for the year ended December 31, 2023.

Year ended December 31, 2023 compared to the year ended December 31, 2022

Total revenues

Total revenues reflecting income from commissions, management fees, freight revenues and hires from time charters were $49.1 million for the year ended December 31, 2023, an increase of $19.0 million, or 63%, from net revenues of $30.1 million for the year ended December 31, 2022.

There are four components that constitute total revenues, namely voyage and time charter revenues, trade revenues, trade revenues, related parties and syndication income, related party.

Trade revenues

Trade revenues were $4.9 million for the year ended December 31, 2023 as compared to $3.9 million for the year ended December 31, 2022. Trade revenue is generated from commissions and management fees which are earned from commercial management services. The increase of $1.0 million or 26% over 2022 is due mainly to the increase in the average number of vessels under commercial management from 10.7 vessels in 2022 to 15.2 vessels in 2023.

Trade revenues, related parties

Trade revenues, related parties were $13.8 million for the year ended December 31, 2023 as compared to $10.4 million for the year ended December 31, 2022. Trade revenue related parties is generated from commissions and management fees that are earned from pool management services. The increase of $3.4 million or 32% over 2022 is due to the increase in the number of vessels under management and the increased hire rates as the market performed better during the year 2023 giving rise to higher commissions earned on the freight and demurrage revenues. The average number of vessels in the pools were 35 during 2023 as compared to 25 during 2022 and the number of pool days were 12,738 in 2023 compared to 9,043 in 2022.

Voyage and time charter revenues

Voyage and time charter revenues were $22.0 million for the year ended December 31, 2023 as compared to $9.5 million for the year ended December 31, 2022. Time charter revenue of $22.0 million for the year ended December 31, 2023 and of $5.8 million for the year ended December 31, 2022 is generated by the agreements entered into with unrelated parties for four and three vessels, respectively which earn fixed revenue over the period of the charter. The increase of $16.2 million is mainly due to the increased operating days of the aforementioned vessels to 904 days in 2023 compared to 302 days in 2022. Voyage revenue of $3.7 million in the year ended December 31, 2022 was generated from a spot agreement for one vessel which was not extended in 2023 and therefore there was no voyage revenue in 2023.

Syndication income, related party

Syndication income, related party for the year ended December 31, 2023, was $8.4 million, compared to $6.2 million in 2022. The respective increase of $2.2 million derives from the fact that one vessel was operating under spot voyages during the first six-month period of 2022 with small profit margins as the freight rates were at low levels in an oversupplied tanker market. Since mid 2022 the tanker market has picked up especially after the Russian-Ukrainian conflict and has resulted in increased rates. More specifically, one vessel’s daily rate was $53,626 for the year ended December 31, 2023 compared to $14,815 for the year ended December 31, 2022, while a second vessel’s daily rate was $8,514 for the year ended December 31, 2023 compared to $3,484 for the year ended December 31, 2022, resulting in increased profits for the year ended December 31, 2023. In April 2023 and in March 2024, respectively, for the two aforementioned vessels, the vessels under syndication were redelivered to their owners, and as a result both of the syndication agreements were terminated.

Operating Expenses

Total operating expenses were $29.5 million for the year ended December 31, 2023 (or 60% of total revenues) compared to $13.1 million for the year ended December 31, 2022 (or 44% of total revenues).

Total operating expenses consist of the following.

•
Voyage expenses: Voyage expenses, which comprise mainly the cost of bunker fuel and miscellaneous costs associated with a ship’s voyage were $0.8 million for the year ended December 31, 2023 compared to $1.1 million for the year ended December 31, 2022. Voyage expenses in 2023 were associated with bunkers consumed at the ballast period of one vessel, while during 2022 were associated to the bunkers consumed from one vessel which was operating under a spot voyage.
•
Operating lease expenses (operating lease expense for a period greater than 12 months): Operating lease expenses were $8.1 million for the year ended December 31, 2023 compared to $3.5 million for the year ended December 31, 2022. The increase of $4.6 million is mainly due to the lease expenses arising from the charter-in of one vessel for a whole operating year in 2023 as compared to 2022, in which the charter-in agreement commenced in August 2022.
•
Charter-in expenses (operating lease expenses for a period less than 12 months): Charter-in expenses, which relate to the time charter of three vessels for a defined period and rate, were $10.5 million for the year ended December 31, 2023 compared to $3.4 million in 2022. The respective increase of $7.1 million is attributable to the following:
•
the charter in expense of the two vessels that were delivered to us in October 2022 (having durations of 8 and 12 months, respectively, with no extension option and a one-year extension option, respectively) and that we redelivered to their owners in August 2023 and in December 2023; and
•
the charter in expense of one vessel that was delivered to us in August 2023.
•
General and administrative expenses: General and administrative expenses were $10.1 million (or 21% of total revenues) for the year ended December 31, 2023, and $5.1 million (or 17% of total revenues). The increase of $5.0 million is mainly attributed to an employee performance bonus, the increase in the average number of employees from 37 in 2022 to 45 in 2023 and salary increases granted to employees in our offices in London, Singapore, Dubai and Athens.
•
Depreciation: Depreciation was $0.01 million for the year ended December 31, 2023, compared to $0.02 million for the year ended December 31, 2022 and relates to depreciation of office furniture and equipment in Greece.
•
Loss on sale of vehicle: A loss of $0.01 million was realized during 2022 from the sale of a vehicle.

Operating income

As a result of all preceding items, operating income was $19.6 million for the year ended December 31, 2023 compared to an operating income of $16.9 million for the year ended December 31, 2022.

Other income/(expenses)

Total other expenses, net for the year ended December 31, 2023 was $0.09 million compared to $0.7 million for the year ended December 31, 2022. The decrease of $0.61 million is attributable to the following.

•
In 2023, we had interest income earned from term deposits of $0.9 million and foreign exchange gains of $0.3 million. During 2022, we did not invest in term deposits, while the foreign exchange gains were immaterial.
•
That increase was partially offset by the increase in finance costs of $0.59 million, which mainly derived from the interest cost of one vessel for a full operating year in 2023 as compared to four months in 2022.

Net income for the year

For the year ended December 31, 2023, our net income was $19.6 million, compared to a net income of $16.2 million for the year ended December 31, 2022.

B. Liquidity and Capital Resources

Our short-term liquidity requirements include payments of operating expenses, funding working capital requirements, payments to our sharing partner and assignees and payments of acquisition installments payable in respect of Landbridge Ship Management (HK) Limited (“LBSM”) acquisition. Please see Note 15, “Business Combination” to Heidmar Inc.’s audited consolidated financial statements included elsewhere in this Annual Report for more information on acquisition installments payable. Our primary sources of short-term liquidity are cash generated from operating activities and available cash balances.

Our long-term liquidity requirements include payment of operating expenses and payments of acquisition installments payable in respect of LBSM acquisition. Sources of funding for our long-term liquidity requirements include cash flows from operations. We believe that our working capital and cash flows from operations will be sufficient to meet both our short-term and long-term liquidity needs, including working capital requirements, for at least the next 12 months, provided there is no major and sustained downturn in the market conditions relevant to our specific shipping industry sectors. The following table presents cash flow information for the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
Net cash provided by operating activities	$6,759,303	$12,024,498	$14,654,090
Net cash (used in)/provided by investing activities	$(4,027,411)	$(9,053)	$24,173
Net cash (used in)/provided by financing activities	$(1,525,185)	$(18,358,547)	$2,972,089

Cash Flows: year ended December 31, 2024 compared to year ended December 31, 2023

Cash and cash equivalents increased to $20.0 million as of December 31, 2024, compared to $18.9 million as of December 31, 2023. Working capital is defined as current assets minus current liabilities. As of December 31, 2024, the Company had a working capital surplus of $10.6 million.

Net cash provided by operating activities decreased by $5.2 million to $6.8 million during 2024, consisting of net income, after adding back non-cash items of $12.3 million plus a decrease in working capital of $5.5 million, compared to $12.0 million during 2023, consisting of net income after adding back non-cash items of $26.6 million plus a decrease in working capital of $14.6 million.

The major drivers of the change of net cash provided by operating activities are the decrease in revenues by $20.1 million in 2024 compared to 2023, the increase in finance cost by $0.5 million in 2024 compared to 2023, the increase in general and administrative expenses by $2.8 million in 2024 compared to 2023, the decrease in interest income by $0.5 million in 2024 compared to 2023, partially offset by the decrease in operating lease and charter-in expenses by $7.4 million in 2024 compared to 2023. The major drivers of the change in working capital for 2024 are the decrease in receivable from related parties by $2.9 million, the decrease in prepayments and other current assets by $1.1 million, partially offset by the decrease in operating lease liabilities by $9.4 million. The major drivers of the change in working capital for 2023 are the decreases in payables to vessel owners, deferred revenue and operating lease liabilities by $6.1 million, $3.2 million and $7.0 million, respectively.

Net cash used in investing activities was $4.0 million during the year ended December 31, 2024, compared to $0.009 million during the corresponding period in 2023. The change in net cash used in investing activities is attributable to the payments that we incurred for the acquisition of equipment for our offices in Greece and Hong Kong of $0.3 million, during the first quarter of 2024, to payments incurred for the business acquisition of Landbridge Ship Management (HK) Limited of $0.4 million, to the contributions to the joint venture of $2.4 million and loan to the non-consolidated subsidiaries of $0.9 million.

Net cash used in financing activities was $1.5 million during the year ended December 31, 2024, compared to net cash used in financing activities of $18.4 million during the corresponding period in 2023. This change mainly relates to repayments to assignees in 2024 of $1.4 million, and principal payments attributable to the acquisition installments payable of $0.1 million compared to dividends declared and paid of $25.0 million in 2023, partially offset by proceeds from shareholder of $5.2 million, and the proceeds from assignees of $1.4 million in 2023.

Cash Flows: year ended December 31, 2023 compared to year ended December 31, 2022

Cash decreased to $18.9 million as of December 31, 2023, compared to $25.2 million as of December 31, 2022. Working capital is defined as current assets minus current liabilities.

Net cash provided by operating activities decreased by $2.7 million to $12.0 million during 2023, compared to $14.7 million during 2022. The decrease in net cash provided by operating activities is mainly attributed to a decrease in changes in assets and liabilities from working capital movements between the two years. More specifically the decrease mainly derives from a decrease in deferred revenue of $8.3 million and a decrease in payables to vessel owners of $12.6 million, an increase in inventory of $1.2 million, partially offset by a decrease in due from related parties of $12.8 million, a decrease in prepayments and other current assets of $3.1 million and an increase in net income of $3.4 million. The decrease in deferred revenue of $8.3 million is due to the fact that as of December 31, 2023 one vessel was operating under time charter agreement with pre-collected revenue whereas as of December 31, 2022, three vessels were operating under time charter agreements with pre-collected revenue, while the decrease in payables to vessel owners of $12.6 million related to the commercial management services as a result of the decreased outstanding payable balances to vessel owners. The increase in inventory is due to the fact that as of December 31, 2023, one vessel that has been chartered in was idle and bunkers remained on board and purchase of EU ETS (EU Emissions Trading System) has occurred, whereas as of December 31, 2022 the vessels were operating under time charter agreements. These were offset by the decrease in due from related parties of $12.8 million, which is attributable to the receivable from syndication partner and to the decreased receivables related to unpaid management fees and commissions earned from the non- consolidated pool subsidiaries, while the decrease in prepayments and other current assets of $3.1 million is related to the fact that during the year ended December 31, 2023, two charter-in contracts expired and no prepaid charter hire expenses were recorded for the relevant vessels. Increased net income of $3.4 million is attributable to the increased average number of vessels under commercial management from 10.7 vessels in 2022 to 15.2 vessels in 2023 and to the increased average number of vessels in the pools from 25 vessels in 2022 to 35 vessels in 2023.

Net cash used in investing activities was $0.009 million during 2023 compared to net cash provided by investing activities of $0.024 million during 2022. This change is due to payments made for acquisitions of equipment for the Singapore and Dubai offices made during 2023, while in 2022 there were inflows relating to proceeds from the sale of a vehicle.

Net cash used in financing activities was $18.4 million during 2023, compared to net cash provided by financing activities of $3.0 million during 2022. This change mainly relates to dividends declared and paid of $25.0 million in 2023, partially offset by proceeds from shareholder of $5.2 million compared to capital contributions of $2.0 million and proceeds from sharing partner of $1.0 million in 2022.

Credit Facilities

As of the date hereof, our non-consolidated subsidiaries have four credit facilities with Macquarie Bank Limited, London Branch (“Macquarie”). Each of these facilities is guaranteed by Heidmar Trading (UK) Ltd and Heidmar (Far East) Tankers Pte. Ltd., each of which are consolidated subsidiaries of Heidmar. The combined facility limit is $85.0 million, and each facility has a covenant requiring a minimum number of eligible vessels. Heidmar is currently in compliance with this covenant in respect of each of the credit facilities. This covenant could be waived by Macquarie in its sole discretion. Macquarie has the right to demand early repayment by issuing a written notice and to, acting reasonably, amend the limit of the facility for any entity.

Blue Fin Pool Facility

On March 5, 2021, Blue Fin Tankers Inc. (“Blue Fin”), our wholly owned subsidiary and operator of the Blue Fin Pool, entered into a working capital borrowing base facility agreement with Macquarie (the “Blue Fin Pool Facility”). Blue Fin used the proceeds of this facility towards its general working capital requirements in the ordinary course of business to operate the Blue Fin Pool pursuant to the related Pool Agreements. The facility limit was the aggregate of (a) $10.0 million plus (b) any additional amount that Blue Fin has requested and Macquarie agrees to make available under the facility agreement, up to a maximum amount of $20.0 million.

On December 31, 2021, Blue Fin and Macquarie amended the Blue Fin Pool Facility. The purpose of this amendment was to transition from LIBOR. Heidmar (Far East) Tankers Pte. Ltd. and Heidmar UK Trading Limited are security parties to this amendment.

On July 27, 2022, Blue Fin and Macquarie amended and restated the Blue Fin Pool Facility. The facility limit is the aggregate of (a) $10.0 million plus (b) any additional amount that Blue Fin has requested and Macquarie agrees to make available under the facility agreement, up to a maximum amount of $20.0 million. Heidmar (Far East) Tankers Pte. Ltd. and Heidmar UK Trading Limited are security parties to this amended and restated Blue Fin Pool Facility. This agreement was subsequently amended on August 19, 2022 to increase the facility limit to the aggregate of (a) $15.0 million and (b) any additional amount that Blue Fin has requested and Macquarie agreed to make available under the facility agreement, up to a maximum amount of $20.0 million.

SeaDragon Pool Facility

On July 27, 2022, Seadragon Tankers Inc. (“Seadragon”), our wholly owned subsidiary and operator of the Seadragon Pool, entered into a working capital borrowing base facility agreement with Macquarie (the “Seadragon Pool Facility”). Seadragon used the proceeds of this facility towards its general working capital requirements in the ordinary course of business to operate the Seadragon Pool pursuant to the related pool agreements. The facility limit is the aggregate of (a) $25.0 million and (b) any additional amount that Seadragon has requested and Macquarie agrees to make available under the facility agreement, up to a maximum amount of $25.0 million.

On December 13, 2022, Seadragon and Macquarie amended the Seadragon Pool Facility to increase the facility limit to the aggregate of (a) $35.0 million and (b) any additional amount that Seadragon has requested, and Macquarie agrees to make available under the facility agreement, up to a maximum amount of $35.0 million. Heidmar UK Trading Limited is a security party to this amendment. This agreement was subsequently amended on October 30, 2024 to increase the facility limit to the aggregate of (a) $55.0 million and (b) any additional amount that Seadragon has requested and Macquarie agreed to make available under the facility agreement, up to a maximum amount of $35.0 million.

Dorado Pool Facility

On July 27, 2022, Dorado Tankers Pool Inc. (“Dorado”), our wholly owned subsidiary and operator of the Dorado Pool, entered into a working capital borrowing base facility agreement with Macquarie (the “Dorado Pool Facility”). Dorado used the proceeds of this facility towards its general working capital requirements in the ordinary course of business to operate the Dorado Pool pursuant to the related pool agreements. The facility limit is the aggregate of (a) $10.0 million and (b) any additional amount that Dorado has requested and Macquarie agrees to make available under the facility agreement, up to a maximum amount of $10.0 million, to the extent not cancelled, reduced or transferred under the agreement. This facility was amended on December 13, 2022, and Heidmar UK Trading Limited is a security party to this amendment.

SeaLion Pool Facility

On July 27, 2022, SeaLion Tankers Inc. (“SeaLion”), our wholly owned subsidiary and operator of the SeaLion Pool, entered into a working capital borrowing base facility agreement with Macquarie (the “SeaLion Pool Facility”). SeaLion used the proceeds of this facility towards its general working capital requirements in the ordinary course of business to operate the SeaLion Pool pursuant to the related pool agreements. The facility limit is the aggregate of (a) $15.0 million and (b) any additional amount that SeaLion has requested and Macquarie agrees to make available under the facility agreement, up to a maximum amount of $25.0 million, to the extent not cancelled, reduced or transferred under the agreement.

On August 19, 2022, SeaLion and Macquarie amended the SeaLion Pool Facility to increase the facility limit to the aggregate of (a) $20.0 million and (b) any additional amount that SeaLion has requested and Macquarie agrees to make available under the facility agreement, up to a maximum amount of $25.0 million. Heidmar UK Trading Limited is a security party to this amendment. The parties further amended the SeaLion Pool Facility on December 13, 2022 and October 30, 2024 through which the facility limit increased to the aggregate of (a) $25.0 million and (b) any additional amount up to a maximum amount of $25.0 million.

Reconciliation of GAAP to non-GAAP Measures

To supplement our financial statements presented in accordance with U.S. GAAP, we present certain non-GAAP measures to assist in the evaluation of our business performance. This non-GAAP metric includes earnings before interest, taxes, depreciation and amortization (“EBITDA”). This non-GAAP metric may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as a substitute for net income, which is the most directly comparable measure of performance prepared in accordance with GAAP.

Our management uses this non-GAAP metric in assessing the performance of our ongoing operations, planning and forecasting future periods and making business and resource-allocation decisions. We believe that these measures assist our management and investors by increasing the comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest and finance costs, impairment and depreciation expense, which are affected by various and possibly changing financing methods, capital structure and historical cost bases and which may significantly affect net income/(loss) between periods. This measure provides an alternative basis to analyze operating results and earnings and are commonly used by shareholders to evaluate our performance. We believe that this metric, when considered together with the corresponding U.S. GAAP metric and the reconciliations to this metric, provides meaningful supplemental information to assist investors and analysts in understanding our business results and assessing our prospects for future performance.

EBITDA has certain limitations in use and should not be considered an alternative to net income/(loss), operating income, or any other measure of financial performance presented in accordance with U.S. GAAP.

The following table sets forth a reconciliation of net income to EBITDA for the periods presented.

	Twelve months ended December 31,
(in USD)	2024	2023	2022
Net income	$1,913,451	$19,554,198	$16,180,949
Interest income	(428,829)	(938,342)	(7,717)
Interest income, related parties	(77,308)	—	—
Finance costs	1,910,112	1,373,446	751,431
Depreciation	39,874	12,828	21,099
Amortization of intangible asset	20,672	—	—
EBITDA	$3,377,972	$20,002,130	$16,945,762

C. Research and Development, Patents and Licenses, etc.

Not Applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report, including in “Item 3.D. Risk Factors”, “Item 5.A. Operating Results” and in “Item 5.B. Liquidity and Capital Resources,” we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2024, that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations of the registrant.

We prepared our audited consolidated in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information currently available to us and on various other assumptions we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We have described below what we believe are our most critical accounting estimates that involve a high degree of judgment and the methods of their application. For a description of all of our significant material accounting policies, see Note 2 of our audited consolidated financial statements included elsewhere in this Annual Report.

Syndication Revenue Recognition

Syndication agreements and the related commercial management agreements are considered a single service contract accounted for under ASC 606. We have concluded that this service contract includes both fixed and variable consideration related to the servicing of the vessels included in the syndication agreement. The variable consideration is equal to the net operating results of the vessels, which we recognize as the profits are earned or the losses are incurred during the period of the service contract as that is when the income, if any, can be reliably measured for this variable remuneration. The fixed based fee component is a fixed rate per day and a fixed commission on the gross freight, dead freight, hire and demurrage revenues of the vessels. The fixed commissions earned are recognized ratably over the duration of each voyage on a load port-to-discharge port basis. Because the variable consideration is calculated after taking into account the fixed fee component recognized as an expense by the vessels in their operating results, the income related to the fixed fees is eliminated against such expense included in the variable fee income.

Profit sharing arrangements

According to the provisions of the profit and loss sharing agreements, we charter in a vessel, earn revenue from the charter out of the vessel to another party, and receive an upfront cash payment from the counterparty, related or unrelated party of the profit and loss sharing agreement to be used for the operations of the vessel and the counterpart receives an agreed percentage of profits and losses (sale of future revenue, arising from the operations of the vessel. When we have significant continuing involvement in the generation of the cash flows of the vessel, we account for this transaction as debt. The proceeds received in a sale of future revenue are accounted for as debt. After the initial recognition, we use the interest method (“The total amount of interest during the entire period of a cash loan is generally measured by the difference between the actual amount of cash received by the borrower and the total amount agreed to be repaid to the lender to account for the amount recorded as debt.”). Actual cash repayments are recorded as either interest expense or a reduction of the outstanding debt balance, including accrued interest, in accordance with the interest method. Interest cost is accrued in each period by applying the effective interest rate against the debt’s net carrying amount. If the timing or amount of the actual or estimated cash flows changes, the original amortization schedule for the debt is updated to reflect the revised cash flows. We have elected to adopt the prospective approach to account for changes in the amount or timing of cash flows, in which the effective interest rate is updated.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our Board of Directors and executive officers oversees and supervises our operations. Our Board of Directors is elected annually on a staggered basis, and each director will hold office for a three-year term or until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office.

The executive officers are primarily responsible for all day-to-day operations of the Company. Our Board will supervise (i) the executive officers’ policy and performance of duties and (ii) our general affairs and its business, and render advice and direction to the executive officers. The executive officers shall timely provide the directors with the information they need to carry out their duties. The directors furthermore perform any duties allocated to them under or pursuant to the law or our Articles.

The following provides information about each of our directors and executive management. The business address for each director and executive officer is the address of our principal executive office which is located at 89 Akti Miaouli, Piraeus 18538, Greece.

Name	Age	Position
Pankaj Khanna	54	Chief Executive Officer and Director
Niki Fotiou	55	Chief Financial Officer
James Lawrence	70	Director
Andreas Konialidis	47	Director
John Shelley	64	Chairman and Director
Niovi Iasemidi	39	Director
André Lockhorst	51	Director
Vasileios Loutradis	36	Director

The following is certain biographical information about our officers and directors.

Pankaj Khanna has served as Chief Executive Officer of Heidmar since 2020 and has over 30 years of experience in maritime transportation, offshore oil & gas asset owning and service businesses and has held executive positions in various publicly listed entities. Prior to joining Heidmar, Mr. Khanna was the Chief Executive Officer of Ocean Rig UDW Inc. (formerly NYSE: ORIG), an Athens-based operator of semi- submersible oil platforms and underwater drillships, and Pioneer Marine Inc. (OSLO-OTC: PNRM), an Oslo- listed, Athens-based dry bulk company specializing in geared tonnage. He also served as Chief Operating Officer at Dry Ships Inc. (formerly NYSE: DRYS), an Athens-based owner and operator of dry bulk, tanker and gas carrier vessels, and as Vice President of Strategic Development at Teekay Shipping (NYSE: TK), a Bermuda- headquartered owner and operator of crude and product tankers. Mr. Khanna graduated from Blackpool and the Fylde College, Fleetwood Nautical Campus and also received a postgraduate diploma in International Trade and Transport from London Metropolitan University.

Niki Fotiou has served as Chief Financial Officer of Heidmar since March 2023 and has over 25 years of finance and accounting experience. Ms. Fotiou also serves as an independent non-executive director and Chairwoman of the Audit Committee of Snappi and Orilina Properties REIC and served as an independent non-executive director and Chairwoman of the Audit Committee the Hellenic Republic Asset Development Fund. Before joining Heidmar, Ms. Fotiou held positions at NGM Energy SA and Kassian Maritime Inc., private owners and operators of drybulk and tanker vessels, as a finance and accounts manager, Ocean Rig UDW Inc. (formerly NYSE: ORIG) an Athens-based operator of semi-submersible oil platforms and underwater drillships, as Senior Vice President of Finance and Accounting from 2015 through 2017, and Dry Ships Inc. (formerly NYSE: DRYS) an Athens-based owner and operator of dry bulk, tanker and gas carrier vessels, as Senior Vice President Head of Accounting and Reporting from 2010 through 2015. Ms. Fotiou commenced her career in auditing with over 10 years of experience at Deloitte Greece. Ms. Fotiou is a graduate of the University of Cape Town and is a fellow of the Association of Certified Chartered Accountants and a member of the Certified Internal Auditors.

James Lawrence is currently the Chairman of MTI USA and President and founding partner of MTI Network, and combines over 37 years of experience in the maritime industry. In addition, Mr. Lawrence serves as Chairman of the publishing company Marine Money, which produces the monthly magazine Marine Money, the weekly on-line report Freshly Minted, the newsletter International Ship Registry Review, and the directory Official Guide to Registries. He is also Chairman of International Marketing Strategies Inc., a US based sales and marketing company providing US and non-US based maritime focused companies, governments and associations with sophisticated entry to North American markets. Mr. Lawrence is also currently on the board of the Seamen’s Church Institute in New York and the CMA Education Foundation.

Andreas Konialidis combines over two decades of experience in the commercial shipping industry, with particular expertise in the tanker sector. Mr. Konialidis is currently Head of Tanker Chartering at Heidmar and the Managing Director of Curzon Maritime Ltd., a brokerage and consultancy firm based in London where he has developed and overseen chartering activities and projects across many segments of the industry. Mr. Konialidis has also previously served as Director of Crude Carriers Corp, a NYSE-listed company. He has an undergraduate degree from the University of Plymouth in Maritime Business and Maritime Law.

John Shelley combines over 40 years of experience in the maritime industry. From 1992 to 2024 Mr. Shelley was a Partner at McQuilling Partners Inc. where his expertise was the spot and period tanker markets developing relationships with clients worldwide. McQuilling Partners Inc. is a privately held company providing transportation services to clients in the shipping, commodity, and financial service industries. He graduated from the United States Merchant Marine Academy with a Bachelor of Science degree in Marine Engineering and a USCG 3rd Assistant Engineers license.

Niovi Iasemidi brings over 15 years of experience in the investment and maritime industries and currently serves as Deputy Chief Financial Officer of Capital Clean Energy Carriers Corp. (Nasdaq: CCEC). Prior to this role, she was Vice President of Finance at Capital Maritime & Trading Corp., following her tenure as a Principal at Hayfin Capital Management in London, where she specialized in maritime investments. Ms. Iasemidi spent nearly a decade at TMS Cardiff Gas, an international LNG tanker operator based in Athens, serving as Director of Finance and Business Development. She began her career in asset management and investment banking, holding positions at Morgan Stanley and Société Générale in London and Paris. A CFA charterholder and member of the Chartered Financial Analyst (CFA) Institute, she holds an undergraduate degree from the University of Warwick and a master’s degree from the London School of Economics and Political Science.

André Lockhorst combines over 25 years of experience in the banking industry, across major financial hubs in Asia Pacific (Singapore) and Europe (Amsterdam) and is specialized in transportation and commodity finance. From 2018 to 2020 he served as Head of Transportation & Logistics – North Europe & Middle East for ABN AMRO Bank N.V., Amsterdam and from 2020 to 2021 he served as Sector Lead of Transportation Europe. Mr. Lockhorst is currently a partner at Maritime fund manager PROW Capital where he is responsible for the commercial strategy of a EUR400m alternative Maritime debt platform. He has an undergraduate degree from Amsterdam Academy for Banking and Finance.

Vasileios Loutradis has 15 years of tanker chartering experience and has served on Heidmar’s tanker chartering team since 2022. Previously, he worked at a shipping brokerage firm based in London and for Curzon Shipbrokers Corp., where he specialized in commercial chartering within the tanker sector. At Heidmar, he manages a substantial fleet, focusing on Suezmax and Aframax vessels worldwide, as well as providing market insights and strategic analysis to attract shipowners to Heidmar’s fleet. Mr. Loutradis holds a bachelor’s degree in business management and finance from Westminster University of London.

There are no family relationships among any of the Company’s executive officers or directors.

B. Compensation

During 2022, 2023 and 2024, Heidmar Inc. paid to its directors and officers aggregate compensation of $316,000, $363,000, and $389,000, respectively.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our Chief Executive Officer and other two most highly compensated executive officers on an individual, rather than aggregate, basis.

C. Board Practices

Our Board of Directors, in conjunction with our executive officers, oversees and supervises our operations. Our Board of Directors is elected annually on a staggered basis, and each director will hold office for a three-year term or until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. There are no service contracts between any of our directors and the Company or any of its subsidiaries providing for benefits upon termination of employment.

At the consummation of the Business Combination, we designated James Lawrence and Niovi Iasemidi as Class I directors, John Shelley and Vasileios Loutradis as Class II directors and Andre Lockhorst, Andreas Konialdis and Pankaj Khanna as Class III directors. The terms of our Class I, Class II and Class III directors will expire in 2026, 2027 and 2028, respectively.

Our directors, Mr. Lawrence, Mr. Shelley and Mr. Lockhorst are paid an annual fee of $40,000 for their service on the board of directors. All directors receive a grant of 25,000 shares which vest over a three-year period, with the first vesting on March 31, 2025. The Chairman of the Audit Committee will receive annual compensation payable of $5,000 and 5,000 shares which vest on August 31, 2025.

Director Independence

Our Board has determined that Messrs. Lawrence, Shelley, Lockhorst and Ms Niovi Iasemidi are “independent” pursuant to Nasdaq rules, and as such our Board is composed of a majority of independent directors.

Committees of the Board of Directors

Audit Committee

We have established an Audit Committee composed of three directors determined to be “independent” pursuant to Nasdaq and SEC rules. The Audit Committee advises our Board in relation to its responsibilities, undertakes preparatory work for the Board’s decision-making regarding the supervision of the integrity and quality of our financial reporting and the effectiveness of our internal risk management and control systems and shall prepare resolutions of our Board in relation thereto. The Board has adopted an Audit Committee charter detailing the principal functions of the committee, including, among other things:

• meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

• monitoring the independence of our independent registered public accounting firm;

• verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

• inquiring and discussing with management Holdings’ compliance with applicable laws and regulations;

• pre-approving all audit services and permitted non-audit services to be performed by Holdings’ independent registered public accounting firm, including the fees and terms of the services to be performed;

• appointing or replacing Holdings’ independent registered public accounting firm;

• determining the compensation and oversight of the work of our independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

• establishing procedures for the receipt, retention and treatment of complaints received by Holdings regarding accounting, internal accounting controls or reports which raise material issues regarding Holdings’ financial statements or accounting policies; and

• reviewing and approving related party transactions in accordance with relevant policies and procedures.

Our Audit Committee is currently composed of James Lawrence, Andre Lockhorst and John Shelley. We have determined that Mr. Andre Lockhorst qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

Nominating and Compensation Committee

We have established a Nominating and Compensation Committee composed of three directors, two of which are determined to be “independent” pursuant to Nasdaq rules. The Board has adopted a Nominating and Compensation Committee charter detailing the principal functions of the committee, including, among other things:

• reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating the Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of the Chief Executive Officer based on such evaluation;

• reviewing and approving the compensation of all of its other executive officers;

• reviewing its executive compensation policies and plans;

• implementing and administering its incentive compensation equity-based remuneration plans;

• assisting management in complying with its annual report disclosure requirements;

• approving all special perquisites, special cash payments and other special compensation and benefit arrangements for its executive officers and employees;

• reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors;

• guidelines for selecting nominees and provide that persons to be nominated:

o should have demonstrated notable or significant achievements in business, education or public service;

o should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

o should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders;

• develop and recommend to the Board a set of corporate governance guidelines and other policies and practices; and

• continuously review the adequacy of the Company’s corporate governance policies and practices;

The charter also provides that the Nominating and Compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

The Nominating and Compensation Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on our Board. The committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The committee will not distinguish among nominees recommended by shareholders and other persons.

Our Nominating and Compensation Committee is currently composed of Niovi Iasemidi, Andre Lockhorst, and John Shelley.

D. Employees

As of December 31, 2024 and 2023, we had 57 and 49 employees, respectively. Our employees are based out of our offices located in London, Greece, Singapore, Hong Kong and Dubai.

E. Share Ownership

The following table sets forth information regarding the share ownership of our common stock as of May 13, 2025 by our directors and executive officers.

Name	No. of Shares	% Owned(1)
Pankaj Khanna(2)	26,238,379	45.1%
All other executive officers and directors as a group	193,016	0.3%

(1)
Based on 58,163,341 common shares outstanding as of May 13, 2025.
(2)
Shares held by Rhea Marine Ltd.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares of which we are aware as of May 13, 2025.

Name	No. of Shares	% Owned(1)
Rhea Marine Ltd.(2)(4)	26,238,379	45.1%
Maistros Shipinvest Corp.(3)(4)	26,238,379	45.1%

(1)
Based on 58,163,341 common shares outstanding as of May 13, 2025.
(2)
This information is derived from a Schedule 13D filed with the SEC on February 26, 2025. Rhea is wholly owned by Pankaj Khanna, our Chief Executive Officer and one of our directors.
(3)
This information is derived from a Schedule 13D filed with the SEC on February 26, 2025. Maistros is indirectly owned by Miltiadis Marinakis.
(4)
Rhea and Maistros are party to certain rights agreements with respect to the securities owned by them. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

The shareholders set forth above do not have different voting rights than other holders of our common shares.

As of May 13, 2025, we had 39 shareholders of record, 23 of which were located in the United States and held an aggregate of 5,088,994 common shares, representing 8.7% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 5,046,942 common shares, as of that date.

B. Related Party Transactions

Please see Note 3, “Related Parties,” to Heidmar Inc’s audited consolidated financial statements included elsewhere in this Annual Report for more information on related party transactions.

Shareholders Agreement

In connection with the consummation of the Business Combination and our initial listing, we have entered into a Shareholders Agreement with our two major shareholders, Rhea and Maistros, pursuant to which, at the closing of the Business Combination, our Board consisted of seven directors, with Maistros and Rhea designating and nominating four directors and three directors, respectively. At any annual or special meeting of our shareholders at which directors are to be elected: (i) Maistros shall have the right, until it ceases to beneficially own at least 15% of our outstanding common shares, to designate and nominate a majority of the nominees for appointment or election to the Board, and (ii) Rhea shall have the right, until it ceases to beneficially own at least 15% of our outstanding common shares (the "Expiration Date"), to designate and nominate a number of nominees for appointment or election to the Board equal to one less than a majority. A majority of the individuals that each of Rhea and Maistros designate and nominate for appointment or election to the Board shall be non-U.S. persons to the extent the Board determines it is necessary in order to preserve the Company’s status as a foreign private issuer. Notwithstanding the foregoing, the nominating and compensation committee of the Board may reject any proposed director nominee if it determines that the proposed nominee would not qualify under any applicable law, rule or regulation to serve as a director or that the election or appointment of the proposed nominee would result in the loss of our status as a foreign private issuer. In that case, the relevant Reference Shareholder may thereafter propose an alternative director nominee.

The Shareholders Agreement contains a provision whereby, in connection with any annual or special meeting of our shareholders at which (or in connection with any written consent pursuant to which) directors nominated by either Reference Shareholder are to be voted upon for election, the Reference Shareholders shall (even after the Expiration Date with respect to a Reference Shareholder), and shall cause each of their respective controlled Affiliates (as defined therein) (i) unless otherwise agreed by all Reference Shareholders, cause all of the voting shares beneficially owned by them to be present or represented by proxy at all such shareholder meetings for purposes of establishing a quorum and (ii) vote all such voting shares of in favor of any director nominee or director selected in accordance with the Shareholders Agreement by either Reference Shareholder and against the removal of any director nominee or director selected in accordance with the Shareholders Agreement by either Reference Shareholder (unless the removal of any director nominee or director was requested by the Reference Shareholder that so nominated such director nominee or Reference Shareholder-designated director, in which case all Reference Shareholders shall and shall cause each of their respective controlled Affiliates to vote all voting shares of in favor of such removal).

The Shareholders Agreement also sets forth other rights, including but not limited to certain tag-along rights whereby a Reference Shareholder may participate in a sale of common shares by the other Reference Shareholder, on materially the same terms and conditions, in the event that the other Reference Shareholder proposes to sell or otherwise transfer 3% or more of the outstanding common shares, other than in connection with certain inapplicable transfers.

The Shareholders Agreement is in effect until terminated (i) by the mutual written agreement of the Company and the Reference Shareholders, and (ii) with respect to a particular Reference Shareholder when it, together with its affiliates, no longer beneficially owns any voting stock of the Company.

Registration Rights Agreement

In connection with the consummation of the Business Combination and our initial listing, we have entered into a Registration Rights Agreement with our Reference Shareholders, pursuant to which we have agreed to register for resale certain common shares and other equity securities of the Company that are held by the Reference Shareholders from time to time (the "Registrable Securities"). Beginning at the end of the lock-up period in the Lock-Up Agreement (defined below), each of the Reference Shareholders will have the right to cause the Issuer to file a registration statement registering the resale of their the Registrable Securities. Once we become eligible to file a registration statement on Form F-3, each of the Reference Shareholders will have the right to cause the Company to file a "shelf" registration statement for the resale of their Registrable Securities on a delayed or continuous basis. In addition, the Reference Shareholders will have the right to demand that the Issuer conduct an underwritten offering or "shelf takedown" under these registration statements. We have also agreed to provide the Reference Shareholders with customary "piggyback" registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Company will pay certain expenses relating to these registrations and indemnify the Heidmar Shareholders against certain liabilities.

Lock-Up Agreements

In connection with the consummation of the Business Combination and our initial listing, the Reference Shareholders also entered into Lock-Up Agreements with the Company (the “Lock-Up Agreements”), pursuant to which the Reference Shareholders may not sell or otherwise transfer its common shares for 120 days after the closing of the Business Combination, subject to certain customary exceptions. In addition, the Lock-Up Agreement includes the following "leak-out" provisions. During the 60 days following the end of the lock-up period, a Reference Shareholder may sell into the open market on any trading day, in aggregate, no more than a number of shares equal to (a) 10% of the trading volume of our common shares on the prior trading day as reported by Bloomberg, times (b) a ratio equal to (i) 26,238,379 (the number of common shares received by each of the Reference Shareholders at the closing of the Business Combination), divided by (ii) the total number of common shares received on the date of the closing of the Business Combination by all parties that signed agreements with similar leak-out terms; provided, that beginning on the day the closing price of common shares is at least $2.29 per share for 10 out of 30 trading days following the closing of the Business Combination, each Reference Shareholder will be permitted to sell or otherwise transfer 25% of the common shares it holds on that date.

Amended and Restated Articles of Incorporation

In connection with the Shareholders Agreement and at the closing of the Business Combination, we amended and restated our Articles, which provides for certain rights to our Reference Shareholders. For more information, see “Item 10. Additional Information – B. Amended and Restated Articles of Incorporation.”

Earnout Shares

Pursuant to the Business Combination Agreement we will also issue to each of the Reference Shareholders an additional 2,606,338 common shares (the "Earnout Shares") if we achieve any one of the following financial milestones during the 12 months ending December 31, 2025: (i) revenue that is equal to or more than $45.0 million, (ii) earnings before interest, taxes, depreciation and amortization, or EBITDA, equal to or more than $30.0 million, or (iii) net income equal to or more than $25.0 million, with each measure calculate using certain adjustments. If we meet any of these milestones, we will also issue 141,346 common shares to MGO’s financial advisor in the Business Combination, or 5,354,022 shares in the aggregate.

Other Related Party Transactions

Bella Ciao Syndication Agreement

On January 28, 2022, Heidmar Investments LLC (“Heidmar Investments”), a wholly owned subsidiary of Heidmar, Inc., entered into a syndication agreement with Heidmar Trading LLC (“Heidmar Trading”), a company owned by one of Heidmar, Inc.’s two shareholders, involving the vessel M/T Bella Ciao (the “Bella Ciao Syndication Agreement”). On the day of the agreement, Heidmar Trading entered into a time charter party with Sea Dream Shipping Corp., a company incorporated in Liberia and the owners of Bella Ciao, pursuant to which Heidmar Trading time charted Bella Ciao for an initial firm period of 12 months +/- 30 days with an optional period of 12 months to be declared 45 days prior to the end of the firm period commencing from the time and date of delivery of Bella Ciao.

Under the Bella Ciao Syndication Agreement, Heidmar Investments agreed to take, and Heidmar Trading agreed to assign and transfer, 100% interest in any and all profits, losses and liabilities relating to Bella Ciao with respect to the whole period of the time charter party between Heidmar Trading and Sea Dream Shipping Corp., whether said profits, losses and liabilities are associated with the time charter party or otherwise (including voyages subsequently undertaken) as well as all contractual rights and obligations arising out of or in connection with the operation/employment of Bella Ciao. The effective period of the Bella Ciao Syndication Agreement commenced on the date of delivery of Bella Ciao in January 2022 and ended on the date of termination of the charter of Bella Ciao in March 2024 as determined in accordance with the terms of the time charter party. Bella Ciao was redelivered to her owners in March 2024.

Marlin Santorini Syndication Agreement

On March 25, 2022, Heidmar Investments entered into a syndication agreement with Heidmar Trading involving the vessel M/T Marlin Santorini (the “Marlin Santorini Syndication Agreement”). Prior to the date of the agreement, on February 3, 2022, Heidmar Trading had entered into a time charter party with Trafigura Maritime Logistics Pte Ltd., a company incorporated in Singapore and the owners of Marlin Santorini, pursuant to which Heidmar Trading time charted Marlin Santorini for a minimum nine months with an option up to 11 months and additional 60-90 days to be declared seven months after delivery of the Marlin Santorini.

Under the Marlin Santorini Syndication Agreement, Heidmar Investments agreed to take, and Heidmar Trading agreed to assign and transfer, 100% interest in any and all profits, losses and liabilities relating to Marlin Santorini with respect to the whole period of the time charter party between Heidmar Trading and Trafigura Maritime Logistics Pte Ltd., whether said profits, losses and liabilities are associated with the time charter party or otherwise (including voyages subsequently undertaken) as well as all contractual rights and obligations arising out of or in connection with the operation/employment of Marlin Santorini. The effective period of the Marlin Santorini Syndication Agreement commenced on the date of delivery of Marlin Santorini in February 2022 and ended on the date of termination of the charter of Marlin Santorini in April 2023 as determined in accordance with the terms of the time charter party. Marlin Santorini was redelivered to her owners in April 2023.

Both Syndication Agreements have terminated and, as of December 31, 2024, we had no vessels under syndication.

Payables to Shareholder

Payables to shareholder consist of amounts paid by Maistros for working capital purposes with regards to the operations of our office in Dubai. The balance as at December 31, 2024 was $5,239,219. Such amounts are unsecured, with no fixed payment terms, interest free and repayable upon demand.

Payables to Assignee, Related Party

During the year ended December 31, 2023, Heidmar Investments LLC., a wholly owned, consolidated subsidiary of Heidmar Inc. (“Assignor”), entered into a profit and loss sharing agreement (the “Agreement”) with MM Shipinvest Holdings Co., a related party company, (“Assignee A”) and an unrelated party, (“Assignee B”) for one vessel (the “Vessel”) which the Assignor chartered-in from an unrelated party (the “Lessor B”) for an initial lease term of 7 months for $10,425 per day with an additional 9-month optional period, in the Company’s option based on a charter-in agreement. The Agreement is a share of profits and losses between the Assignor and the Assignees wherein the Assignees will assume 90% of the Assignor’s monthly charter hire and voyage expenses and in return will be assigned 90% of the revenues earned by the Vessel. The Assignor retains the remaining 10% interest (the “Result”). Since the Agreement is a contract between the Assignor and the Assignees (i.e. the Lessor B is not a party to the Agreement) and there is no alteration or termination to the charter-in agreement that takes place at the time of the Agreement, the terms of the charter-in agreement are in full effect notwithstanding execution of the Agreement. Therefore, the Assignor has not been released as the primary obligor for the charter-in agreement and records the entire charter-in expense and the revenues generated from the operation of the Vessel in the accompanying consolidated statement of income.

Non-consolidated pool subsidiaries

Our indirectly wholly-owned subsidiaries to which Heidmar Inc. provides pool management services are variable interest entities, which are not controlled by us, but rather by the participants in the pools pursuant to the one vote-per-vessel contractual arrangements between Heidmar Inc. and the participants in the pools (the “Non-consolidated Pool Subsidiaries”). We have evaluated all facts and circumstances of not being the primary beneficiary of these Non-consolidated Pool Subsidiaries as per the guidance in ASC 810 including (a) any financial or other support (explicitly or implicitly) during the periods presented, (b) the carrying amounts and relevant classifications of the Non-consolidated Pool Subsidiaries, (c) the exposure of the Company to any loss from these Non-consolidated Pool Subsidiaries, and (d) any liquidity arrangement, guarantees and any other commitments by third parties that may affect the risk of exposure and concluded that none of the above conditions apply. The Non-consolidated Pool Subsidiaries are accounted for under the equity method. Under the equity method of accounting, investments in non-consolidated Pool subsidiaries are stated at initial cost and are adjusted for subsequent additional investments and our proportionate share of earnings or losses and distributions. As of December 31, 2024 and 2023 cost, as well as our proportionate share of earnings or losses and distributions for the years then ended, were both $nil.

For the years ended December 31, 2024, 2023 and 2022 the Non-consolidated Pool Subsidiaries consisted of the following:

• The Blue Fin Pool, which operates a pool of Suezmax-size tankers.

• The SeaLion Pool, which operates a pool of LR2-size tankers.

• The Seadragon Pool, which operates a pool of VLCC tankers.

• The SeaHorse Pool, which operates a pool of small size tankers *

• The Dorado Pool, which operates a pool of MR2-size tankers.

For the years ended December 31, 2024, 2023 and 2022, the dormant Non-consolidated Pool Subsidiaries consisted of the following:

• Sigma Tankers Inc.

• Seawolf Tankers Inc.

• Star Tankers Inc.

• Marlin Tankers Inc.

• Sea Otter Tankers Inc.

* During the year ended December 31, 2024, the Company ceased providing management services to SeaHorse Tankers Inc. since the pool agreements with the vessels in the SeaHorse Pool were terminated.

C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements."

Legal Proceedings

To our knowledge, we are not currently a party to any lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. While we expect that these claims would be covered by our existing insurance policies, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had, a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

B. Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

.

ITEM 9. OFFER AND THE LISTING

A. Offer and Listing Details.

Please see “Item 9. Offer and Listing—C. Markets.”

B. Plan of Distribution

Not applicable

C. Markets.

Beginning on February 20, 2025, our common shares have traded on the Nasdaq Capital Market under the symbol "HMR".

For a discussion of our common shares that are listed and eligible for trading on Nasdaq, please see "Item 10. Additional Information – B. Amended and Restated Articles of Incorporation."

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital.

Not applicable.

B. Amended and Restated Articles of Incorporation

Our Amended and Restated Articles of Incorporation and Bylaws

For purposes of the below disclosure, any capitalized terms used but not defined shall have the meaning ascribed to them in the Articles and Bylaws.

Directors and Executive Officers

Our Board currently consists of seven directors. Directors will be elected by a plurality of the votes cast by shareholders entitled to vote in an election. The Articles provide that cumulative voting shall not be used to elect directors. The Articles provide for a staggered board of directors, whereby directors shall be divided into three classes: Class I, Class II and Class III, which shall be as nearly equal in number as possible. The initial terms of the different classes our board of directors expire as follows: (i) our Class I directors in 2026; (ii) our Class II directors in 2027; and (iii) our Class III directors in 2028. Following the expiration of these initial terms, each class will serve a three-year term. Each director serves his or her respective term of office until his or her successor has been elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

For so long as a Reference Shareholder has a right to nominate any directors pursuant to the Articles and the Shareholders Agreement, as described above, all transactions involving the Reference Shareholders or their affiliates, on the one hand, and the Company or its subsidiaries, on the other hand, requires the approval of a majority of the independent directors that are disinterested (or approved by a committee of the Board that is formed for this purpose and comprised solely of Independent Directors) and if such directors are two or fewer, the approval shall be unanimous, subject to certain exempted transactions.

In addition, unless authorized by a vote of Maistros and the holders of 75% of the common shares (not including the common shares held by Pankaj Khanna and his affiliates or Maistros), Mr. Khanna shall not be removed from the role of Chief Executive Officer of the Company; provided, that our Board may remove him without any shareholder approval in connection with fraud; willful misconduct (including a material financial or accounting impropriety); gross negligence; felony criminal conduct; prolonged disability that affects his ability to conduct his duties and responsibilities; and the habitual neglect of or failure to perform his duties of employment, after written demand is delivered to Mr. Khanna which specifically identifies the neglect or failure, and a reasonable opportunity is given for him to comply or cure such neglect or failure.

Purpose

Our purpose, as stated in Section B of our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands BCA.

Common Stock

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our Board out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of our common stock will be fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. Our common stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in the Articles or Bylaws discriminating against a stockholder because of his or her ownership of a particular number of shares.

Shareholder Meetings

Under the Bylaws, the Company will hold annual shareholder meetings at a time and place selected by our Board. The meetings may be held in or outside of the Marshall Islands. Our Board, the Chairman of our Board or the President may call special meetings at any time. No other person is permitted to call a special meeting and no business may be conducted at the special meeting other than business brought before the meeting by our Board, its Chairman or the President. Under the Marshall Islands Business Corporation Act, our Board may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

We are not aware of any limitations on the rights to own our common stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our common stock, imposed by foreign law or by the Articles or Bylaws.

Consent Rights

Under the Amended and Restated Articles of Incorporation, until the first date on which each of Maistros Shipinvest Corp. and Rhea Marine Ltd. (the “Reference Shareholders”) beneficially own less than 15% of the total common shares, the consent of both Reference Shareholders will be required before the Corporation or its subsidiaries can take any of the following actions:

•
the entry by the Corporation or any of its subsidiaries into any Discriminatory Transaction;
•
conducting or engaging in any business in any material respect other than the business in which the Corporation and its subsidiaries are engaged as of the date of Closing and any business reasonably related or ancillary thereto;
•
increasing or decreasing the total number of directors constituting our Board;
•
merging or consolidating the Corporation or any subsidiary, or a redomiciliation, domestication or conversion of the Corporation or any of its subsidiaries;
•
incurring any indebtedness (whether being principal, premium, interest or other amounts) for or in respect of (i) money borrowed, (ii) receivables financing, (iii) liabilities under or in respect of any acceptance or acceptance credit or (iv) any bonds, notes, debentures, loan capital, certificates of deposit, loan stock or other like instruments or securities offered, issued or distributed whether by way of public offer, private placement, acquisition consideration or otherwise and whether issued for cash or in whole or in part for a consideration other than cash, in each case in excess of $300,000, or any amendment, waiver or refinancing thereof;
•
issuing any voting equity securities to any person (except for equity securities of a subsidiary of the Corporation to the Corporation or to another direct or indirect wholly owned subsidiary of the Corporation), including securities that rank senior to any existing equity securities, including without limitation, in respect of dividend distributions and/or distributions upon the liquidation, winding up or dissolution of the Corporation or any subsidiary of the Corporation or any other circumstances, other than equity securities issued pursuant to an equity incentive plan of the Corporation;
•
unless otherwise approved pursuant to Article V of the Articles (or any transaction described in Article V(a)-(c)), the entry by the Corporation or any subsidiary of the Corporation into any “related party transaction” as such term is used in Item 7.B. of Form 20-F;
•
any transaction (including any merger or consolidation) the consummation of which would result in any other person (or, in the case of a merger or consolidation, the shareholders of such other person) becoming, directly or indirectly, the beneficial owner of more than 49% of the voting stock or equity securities (other than debt securities) of the Corporation (measured in the case of voting stock by voting power rather than number of shares);
•
amending the Articles, Bylaws or other applicable organizational documents of the Corporation or any subsidiary of the Corporation (including by way of filing a statement of designation);
•
dissolving, reorganizing, or filing for voluntary bankruptcy of, or the commencement of any similar proceeding with respect to, including the consent to any involuntary bankruptcy of, the Corporation or any of its subsidiaries;
•
amending or approving an equity incentive plan of the Corporation, unless such amendment or approval is authorized by a vote of at least two-thirds of members of the Board;
•
any acquisition, disposition or other transfer (in one transaction or a series of related transactions) of any assets (including any equity securities of any subsidiary of the Corporation), business operations or securities (other than equity securities of the Corporation), with a fair market value of more than $1,000,000, but excluding any disposition by the Corporation to, or acquisition by the Corporation from or of, a wholly owned subsidiary of the Corporation, or any disposition that arises as a matter of law or occurs pursuant to a court order;
•
any repurchase of equity securities of the Corporation or any of its subsidiaries (other than wholly owned subsidiaries) pursuant to a self-tender offer, stock repurchase program, open market transaction or otherwise other than a repurchase of equity securities of the Corporation from employees or former employees subject to the terms and conditions of employee stock plans or a purchase of equity securities of the Corporation from a shareholder pursuant to the Shareholders Agreement;
•
a change of the Corporation’ or any subsidiary’s policies concerning the need for the approval of our Board that is intended or reasonably likely to circumvent any Reference Shareholder’s rights under the Articles or under the Shareholders Agreement or the exercise thereof;
•
the establishment of any committee (including the appointment of the members thereof) or any amendment to the charter of any committee of our Board or to any corporate governance guideline relating to any matter addressed by the Shareholders Agreement that would reasonably be expected to circumvent in any manner any Reference Shareholder’s rights under the Articles or the exercise thereof;

•
entering into, amending or terminating (other than termination by its terms) service contracts whose duration exceeds two years or the cost exceeds $200,000 (whether directly or in potential early termination fees);
•
entering into, amending or terminating (other than termination by its terms) any hedging or derivative instruments or arrangements, including swaps, hedges, interest rates interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement, bunker/oil hedges, or other interest rate, currency exchange rate or commodity price hedging instrument or arrangement;
•
issuing any preferred stock of the Corporation; and
•
entering into an agreement for, or committing to agree to take, or consenting to, any of the foregoing actions.

Anti-Takeover Provisions of our Charter Documents

Several provisions of our Articles and our Bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our Articles, our Board has authority, without any further vote or action by our shareholders, to issue up to 50,000,000 shares of blank check preferred stock. Our Board may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our Articles provide for a board of directors serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. The classified provision for our Board could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of our Board from removing a majority of our Board for two years.

Election and Removal of Directors

Our Articles prohibit cumulative voting in the election of directors. Our Articles also require shareholders to give advance written notice of nominations for the election of directors. Our Articles further provide that our directors may be removed only for cause and only upon affirmative vote of the holders of at least 70% of our outstanding voting shares. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our Bylaws provide that if a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the common shares represented at the meeting shall be the act of the shareholders. Shareholders may act by way of written consent in accordance with the provisions of Section 67 of the BCA

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our Articles provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the one-year anniversary of the preceding year’s annual meeting. Our Articles also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation, sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder to receive payment of the appraised fair value of his shares is not available under the BCA for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. In the event of any further amendment of the Articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the

High Court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Indemnification of Officers and Directors

Our Bylaws include a provision that entitles any our directors or officers to be indemnified by us upon the same terms, under the same conditions and to the same extent as authorized by the BCA if the director or officer acted in good faith and in a manner reasonably believed to be in and not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

We are also authorized to carry directors’ and officers’ insurance as a protection against any liability asserted against our directors and officers acting in their capacity as directors and officers regardless of whether we would have the power to indemnify such director or officer against such liability by law or under the provisions of our Bylaws. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The indemnification provisions in our Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders.

For more information, please see “Shareholders Agreement” in “Item 7. Major Shareholders and Related Party Transactions.”

C. Material Contracts

We refer you to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of the contracts that we consider to be both material and outside the ordinary course of business during the two-year period immediately preceding the date of this Annual Report. Certain of these material agreements that are to be performed in whole or in part at or after the date of this annual report are attached as exhibits to this annual report.

D. Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E. Taxation

Material U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences of an investment in our Common Shares. The discussion set forth below is based upon the Code, Treasury regulations and judicial and administrative rulings and decisions all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect. There can be no assurance that any of these regulations or other guidance will be enacted, promulgated or provided, and if so, the form they will take or the effect that they may have on this discussion. This discussion is not binding on the IRS or the courts and prospective investors should note that no rulings have been or are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions.

Further, the following summary does not deal with all U.S. federal income tax consequences applicable to any given investor, nor does it address the U.S. federal income tax considerations applicable to categories of investors subject to special taxing rules, such as brokers, expatriates, banks, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations, controlled foreign corporations, individual retirement or other tax-deferred accounts, dealers or traders in securities or currencies, traders in securities that elects to use a mark-to-market method of accounting for their securities holdings, partners and partnerships, S corporations, estates and trusts, investors required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”, persons subject to the “base erosion and anti-avoidance” tax, investors that hold their Common Shares as part of a hedge, straddle or an integrated or conversion transaction, investors whose “functional currency” is not the U.S. dollar or investors that own, directly or indirectly, 10% or more of our stock by vote or value. Furthermore, the discussion does not address alternative minimum tax consequences or estate or gift tax consequences or any state tax consequences and is generally limited to investors that hold our Common Shares as “capital assets” within the meaning of Section 1221 of the Code. Each investor is strongly urged to consult, and depend on, his or her own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to him or her of an investment in our Common Shares.

THIS DISCUSSION SHOULD NOT BE VIEWED AS TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISERS CONCERNING THE U.S. FEDERAL TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES, AS WELL AS ANY OTHER TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION, THE EFFECT OF ANY CHANGES IN APPLICABLE TAX LAW, AND YOUR ENTITLEMENT TO BENEFITS UNDER AN APPLICABLE INCOME TAX TREATY.

U.S. Federal Income Taxation of the Company

Operating Income

Unless exempt from U.S. federal income taxation under Section 883 of the Code or under an applicable U.S. income tax treaty, a foreign corporation that earns only shipping income is generally subject to U.S. federal income taxation under one of two alternative tax regimes: (i) the 4% gross basis tax or (ii) the net basis tax and branch profits tax. For this purpose, shipping income includes income from (i) the use of a vessel, (ii) hiring or leasing of a vessel for use on a time, operating or bareboat charter basis or (iii) the performance of services directly related to the use of a vessel (and thus includes spot, time and bareboat charter income). We anticipate that we will earn substantially all our shipping income from the chartering or employment of vessels for use on a spot or time charter basis; we may also, in the future, place one or more of our vessels in pooling arrangements or on bareboat charters.

The U.S.-source portion of shipping income is 50% of the income attributable to voyages that begin or end, but not both begin and end, in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of the shipping income attributable to such voyages is subject to the 4% gross basis tax. Although the entire amount of shipping income from voyages that both begin and end in the United States would be U.S. source, we are not permitted by United States law to engage in voyages that both begin and end in the United States and therefore we do not expect to have any U.S.-source shipping income.

The 4% Gross Basis Tax

The United States imposes a 4% U.S. federal income tax on a foreign corporation’s gross U.S.- source shipping income to the extent such income is not treated as effectively connected with the conduct of a U.S. trade or business. As a result of the 50% sourcing rule discussed above, the effective tax is 2% of the gross income attributable to voyages beginning or ending in the United States.

The Net Basis Tax and Branch Profits Tax

We do not expect to engage in any activities in the United States or otherwise have a fixed place of business in the United States. Nonetheless, if this situation were to change or if we were to be treated as engaged in a U.S. trade or business, all or a portion of our taxable income, including gain from the sale of vessels, could be treated as effectively connected with the conduct of this U.S. trade or business (or “effectively connected income”). Any effectively connected income, net of allowable deductions, would be subject to U.S. federal corporate income tax (with the statutory rate currently being 21%). In addition, we also may be subject to a 30% “branch profits” tax on earnings effectively connected with the conduct of the U.S. trade or business (as determined after allowance for certain adjustments), and on certain interest paid or deemed paid that is attributable to the conduct of our U.S. trade or business. The 4% gross basis tax described above is inapplicable to income that is treated as effectively connected income. Our U.S.-source shipping income would be considered to be effectively connected income only if we have or are treated as having a fixed place of business in the United States involved in the earning of U.S.-source shipping income and substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation (such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States). Based on our intended mode of shipping operations and other activities, we do not expect to have any effectively connected income.

The Section 883 Exemption

The 4% gross basis tax, the net basis tax and the branch profits tax described above are inapplicable to shipping income that qualifies for exemption under Section 883 of the Code (the “Section 883 Exemption”). A foreign corporation will qualify for the Section 883 Exemption if:

•
it is organized in a “qualified foreign country,” which is a country outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (an “equivalent exemption”);
•
it satisfies one of the following two ownership tests (discussed in more detail below): (A) more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders” (the “50% Ownership Test”); or (B) its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States (the “Publicly Traded Test.”); and
•
it meets certain substantiation, reporting and other requirements (which include the filing of U.S. income tax returns).

We and our subsidiaries that earn shipping income were organized under the laws of the Republic of the Marshall Islands, Singapore and the U.K. The U.S. Treasury recognizes each of the Republic of the Marshall Islands, Singapore and the U.K. as a country that grants an equivalent exemption and thus each is a qualified foreign country. Therefore, if we and our subsidiaries satisfy the 50% Ownership Test or Publicly Traded Test for a taxable year, and otherwise comply with applicable substantiation and reporting requirements, we will be exempt from U.S. federal income tax for that taxable year with respect to our U.S.-source shipping income.

The 50% Ownership Test

For purposes of the 50% Ownership Test, “qualified shareholders” include: (i) individuals who are “residents” (as defined in the Treasury regulations promulgated under the “Section 883 Regulations” of qualified foreign countries, (ii) corporations organized in qualified foreign countries that meet the Publicly Traded Test (discussed below), (iii) governments (or subdivisions thereof) of qualified foreign countries, (iv) non-profit organizations organized in qualified foreign countries, and (v) certain beneficiaries of pension funds organized in qualified foreign countries, in each case, that do not beneficially own the shares in the foreign corporation claiming the Section 883 Exemption, directly or indirectly (at any point in the chain of ownership), in the form of bearer shares (as described in the Section 883 Regulations). For this purpose, certain constructive ownership rules under the Section 883 Regulations require looking through the ownership of entities to the owners of the interests in those entities. The foreign corporation claiming the Section 883 Exemption based on the 50% Ownership Test must obtain all the facts necessary to satisfy the IRS that the 50% Ownership Test has been satisfied (as detailed in the Section 883 Regulations) and must meet certain substantiation and reporting requirements.

The Publicly Traded Test

The Section 883 Regulations provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which constitute our sole class of issued and outstanding stock, are “primarily traded” on the Nasdaq Capital Market, which is an established market for these purposes.

Under the Section 883 Regulations, our common shares would be considered to be “regularly traded” on an established securities market if one or more classes of our shares representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the “listing threshold.” Our common shares, are listed on the Nasdaq Capital Market. Accordingly, we will satisfy the listing threshold.

The Section 883 Regulations also require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year (the “trading frequency test”); and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year (the “trading volume test”). Even if this were not the case, the Section 883 Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if such class of stock is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares; for this purpose, a dealer makes a market in a stock only if the dealer regularly and actively offers to, and in fact does, purchase the stock from, and sell the stock to, customers who are not related to the dealer in the ordinary course.

Notwithstanding the foregoing, the Section 883 Regulations also provide, in pertinent part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by one or more persons who each own 5% or more of the vote and value of such class of outstanding stock (the “5% Override Rule”).

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares (or “5% shareholders”) the Section 883 Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as owning 5% or more of our common shares. The Section 883 Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes. Consistent with the two Schedule 13D filings made with the SEC in February, currently, Rhea and Maistros beneficially owned more than 5% of our Common Shares. Thus, we expect that the 5% Override Rule will be triggered.

However, even if the 5% Override Rule is expected to be triggered, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% shareholders, qualified shareholders (as defined generally under the Section 883 Regulations and discussed above) own sufficient number of shares to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year. The 5% shareholders are expected to be qualified shareholders for purposes of the Section 883 Regulations. Thus, we expect that the 5% Override Rule would be inapplicable.

Based on the foregoing, we expect that we and our subsidiaries will satisfy both the 50% Ownership Test and the Publicly Traded Test future taxable years and intend to comply with the substantiation and reporting requirements that are applicable under Section 883 of the Code to claim the Section 883 Exemption. If in any future taxable year, the ownership of our Common Shares changes, because, among other things, we can give no assurance that such shareholders are qualified shareholders or that a sufficient number of qualified shareholders will cooperate with us in respect of the applicable substantiation and reporting requirements, there can be no assurance that we will satisfy either the 50% Ownership Test or the Publicly Traded Test, in which case we and our subsidiaries would not qualify for the Section 883 Exemption for that taxable year and would be subject to U.S. federal tax as set forth in the above discussion

U.S. Federal Income Taxation of U.S. Holders

As used herein, “U.S. Holder” means a beneficial owner of Common Shares that is an individual citizen or resident of the United States for U.S. federal income tax purposes, a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), an estate the income of which is subject to U.S. federal income taxation regardless of its source or a trust where a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust (or a trust that has made a valid election under Treasury regulations to be treated as a domestic trust). A “Non-U.S. Holder” generally means any owner (or beneficial owner) of Common Shares that is not a U.S. Holder, other than a partnership. If a partnership holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Common Shares should consult their own tax advisors regarding the tax consequences of an investment in the Common Shares (including their status as U.S. Holders or Non-U.S. Holders).

Distributions on Common Shares

Subject to the discussion of PFICs below, any distributions made by us with respect to our Common Shares to a U.S. Holder of Common Shares will generally constitute dividends, which may be taxable as ordinary income or qualified dividend income as described in more detail below, to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its Common Shares and, thereafter, as capital gain.

U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us, except that certain U.S. Holders that are corporations and that directly, indirectly or constructively own 10% or more of our voting power or value may be entitled to a 100% dividends received deduction under certain circumstances. The rules with respect to the dividends received deduction are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances and on whether we are a PFIC, CFC or both, among other things. You should consult your own tax advisor to determine the effect of the dividends received deduction on your ownership of our Common Shares.

Dividends paid with respect to our Common Shares generally will be treated as non-U.S. source income and generally will constitute “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal foreign tax credit purposes. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. You should consult your own tax advisor to determine the foreign tax credit implications of owning our Common Shares, including rules regarding the ability to utilize foreign tax credits against income recognized currently by a U.S. Holder.

Dividends paid on the shares of a non-U.S. corporation to an individual U.S. Holder generally will not be treated as qualified dividend income that is taxable at preferential tax rates. However, dividends paid in respect of our Common Shares to an individual U.S. Holder may qualify as qualified dividend income if: (i) our Common Shares is readily tradable on an established securities market in the United States; (ii) we are not a PFIC for the taxable year during which the dividend is paid or in the immediately preceding taxable year; (iii) the individual U.S. Holder has owned the Common Shares for more than 60 days in the 121-day period beginning 60 days before the “ex-dividend date” and (iv) the individual U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Thus, we can give no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of such individual U.S. Holders. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to an individual U.S. Holder.

Further, special rules may apply to any “extraordinary dividend”–generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) or dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in a common share–paid by us to a U.S. Holder that is a corporation for U.S. federal income tax purposes. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by certain U.S. Holders that are corporations for U.S. federal income tax purposes from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of Common Shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such Common Shares. Assuming we do not constitute a PFIC for any taxable year, this gain or loss will generally be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

3.8% Tax on Net Investment Income

A U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of, in the case of a U.S. Holder that is an individual, (i) the U.S. Holder’s net investment income for the taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000). A U.S. Holder’s net investment income will generally include distributions we make on the Common Shares which are treated as dividends for U.S. federal income tax purposes and capital gains from the sale, exchange or other disposition of the Common Shares. This tax is in addition to any income taxes due on such investment income.

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds shares in a foreign corporation classified as a PFIC, for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder holds our common shares, either:

•
at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), which we refer to as the income test; or
•
at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as the asset test.

For purposes of determining whether we are a PFIC, cash will be treated as an asset which is held for the production of passive income. In addition, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our anticipated and projected operations, we do not believe that we (or any of our subsidiaries) are, or expect to become, a PFIC with respect to any taxable year, nor do we expect (or any of our subsidiaries) to become a PFIC in any later taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income that we derive or that are deemed to derive from the spot and time chartering activities of us or any of our subsidiaries as services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from spot and time charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “qualified electing fund” (a “QEF election”). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common shares, as discussed below. If we were treated as a PFIC, a U.S. Holder will generally be required to file IRS Form 8621 with respect to its ownership of our common shares.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “electing holder”) the electing holder must report for U.S. federal income tax purposes its pro-rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the electing holder, regardless of whether distributions were received from us by the electing holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The electing holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the electing holder’s tax basis in the common shares. An electing holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incur with respect to any taxable year. An electing holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our Common Shares. A U.S. Holder would make a timely QEF election for our Common Shares by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2024 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case, our shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our Common Shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the shares at the end of the taxable year over such Holder’s adjusted tax basis in the shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his or her Common Shares would be adjusted to reflect any such income or loss amount recognized. Any gain realized on the sale, exchange or other disposition of our Common Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a “non-electing holder”) would be subject to special rules with respect to (i) any excess distribution (i.e., the portion of any distributions received by the non-electing holder on the shares in a taxable year in excess of 125% of the average annual distributions received by the non-electing holder in the three preceding taxable years, or, if shorter, the non-electing holder’s holding period for the shares), and (ii) any gain realized on the sale, exchange or other disposition of our Common Shares. Under these special rules:

•
the excess distribution or gain would be allocated ratably over the non-electing holder’s aggregate holding period for the shares;
•
the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income”; and
•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO OUR STATUS AS A PFIC, AND, IF WE (AND/OR ONE OR MORE OF OUR SUBSIDIARIES) ARE TREATED AS A PFIC, AS TO THE EFFECT ON THEM OF, AND THE REPORTING REQUIREMENTS WITH RESPECT TO, THE PFIC RULES AND THE DESIRABILITY OF MAKING, AND THE AVAILABILITY OF, EITHER A QEF ELECTION OR A MARK-TO-MARKET ELECTION WITH RESPECT TO OUR COMMON SHARES. WE PROVIDE NO ADVICE ON TAXATION MATTERS.

U.S. Federal Income Taxation of Non-U.S. Holders

Dividends on Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our Common Shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our Common Shares, unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States; or
•
the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and who also meets other conditions.

Income or Gains Effectively Connected with a U.S. Trade or Business

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, dividends on the common shares and gain from the sale, exchange or other disposition of our Common Shares, that is effectively connected with the conduct of that trade or business, will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

Information reporting to the IRS may be required with respect to payments on our Common Shares and with respect to proceeds from the sale of the Common Shares. With respect to Non-U.S. Holders, copies of such information returns reporting may be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of any applicable income tax treaty or exchange of information agreement. A “backup” withholding tax (currently at a 24% rate) may also apply to those payments if a non-corporate holder of the Common Shares fails to provide certain identifying information (such as the holder’s taxpayer identification number or an attestation to the status of the holder as a Non-U.S. Holder), such holder is notified by the IRS that he or she has failed to report all interest or dividends required to be shown on his or her federal income tax returns or, in certain circumstances, such holder has failed to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying under penalties of perjury their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable. A Non-U.S. Holder should consult his or her own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining the exemption.

U.S. Holders of our Common Shares may be required to file forms with the IRS under the applicable reporting provisions of the Code. For example, such U.S. Holders may be required, under Sections 6038, 6038B and/or 6046 of the Code, to supply the IRS with certain information regarding the U.S. Holder, other U.S. Holders and us if (i) such person owns at least 10% of the total value or 10% of the total combined voting power of all classes of shares entitled to vote or (ii) the acquisition, when aggregated with certain other acquisitions that may be treated as related under applicable regulations, exceeds $100,000. In the event a U.S. Holder fails to file a form when required to do so, the U.S. Holder could be subject to substantial tax penalties.

If a shareholder is a Non-U.S. Holder and sells his or her Common Shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the shareholder certifies that he or she is not a U.S. person, under penalty of perjury, or he or she otherwise establishes an exemption. If our shareholder is a Non-U.S. Holder and sells his or her Common Shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such shareholder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to a shareholder outside the United States, if the shareholder sells his or her Common Shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the shareholder is not a U.S. person and certain other conditions are met, or the shareholder otherwise establishes an exemption.

Backup withholding is not an additional tax and may be refunded (or credited against the holder’s U.S. federal income tax liability, if any), provided that appropriate returns are filed with and certain required information is furnished to the IRS in a timely manner.

In addition, individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our Common Shares, unless the shares are held in an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, a Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations in respect of our Common Shares.

Material Marshall Islands and Greek Tax Law Considerations

The following is a summary of certain material tax consequences of our activities to us and our shareholders.

We are incorporated in the Marshall Islands and some of our operations are located in Greece.

Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholder.

Under Greek Law, the ship management companies which have established an office in Greece under the so called “Law 89” regime, currently legislated by Law 27/1975 as in force, are not subject to any income tax. The same applies to the shipowning companies of the vessels which are managed by such ship management companies and to their foreign holding companies, provided the latter are exclusively holding companies of such shipowning companies, without other activities. There is, however, an annual tonnage tax levy over the vessels managed by such companies, lesser than previously (in view of the below mentioned recent agreement) for which the respective shipowning company and ship management company are jointly and severally liable to pay to the Greek State; also, the tax residents of Greece who receive dividends from such shipowning or their holding companies, (pursuant to a recent agreement between the Union of Greek Shipowners and the Greek State) are taxed at 10% on the dividends which they receive and which they import into Greece, not being liable to any other taxation for these, or any tax for those dividends which either remain with the holding company or are paid to the individual Greek tax resident abroad.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits are available from https://www.sec.gov.

Shareholders may also visit the Investor Relations section of our website at https://www.heidmar.com or request a copy of our filings at no cost, by writing or telephoning us at the following address: Heidmar Maritime Holdings Corp., 89, Akti Miaouli 18538, Piraeus, Greece, +30 2160024900. The information included on or accessible through our website is not incorporated by reference into this annual report.

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks associated with adverse changes in exchange rates and commodity prices. We have established risk management policies to monitor and manage such market risks, as well as credit risks.

From time to time, we may execute transactions of derivatives, in order to manage market risks. We are exposed to currency risk on purchases, receivables and payables where they are denominated in a currency other than the U.S. dollar. We do not enter into commodity contracts other than to meet our operational needs. These transactions do not meet the criteria for hedging for accounting purposes and therefore the change in their fair value is recognized directly in profit or loss.

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, receivables from related parties, other receivables, payables to vessel owners, accounts payable and accrued expenses, payables to shareholder, payables to sharing partner and assignee, payables to assignee, related party and payables to related parties are reasonable estimates of their fair value due to the short-term nature of these financial instruments. When measuring the fair value of an asset or a liability, we use market observable data to the extent applicable.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the US dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in US dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the US dollar relative to other currencies will increase the US dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

For a discussion of our exposure to market risk and our periodic fair value measurements, see Note 2 and Note 18 to our audited consolidated financial statements for the years ended December 31, 2024 and 2023 included elsewhere in this report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure of controls and procedures.

We evaluated pursuant to Rule 13a-15(b) of the Exchange Act the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Based on that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective to provide, as of December 31, 2024, reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

B. Management's annual report on internal control over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C. Report of Independent Registered Public Accounting Firm.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Our report was not subject to attestation by our independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission for “emerging growth companies”( that permit us to provide only management’s report in this report.)

D. Changes in internal control over financial reporting.

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Andre Lockhorst, who serves on the Audit Committee, qualifies as an “audit committee financial expert” and that he is “independent” in accordance with SEC rules.

ITEM 16B. CODE OF ETHICS

We have adopted a code of conduct that applies to our directors, officers, employees and certain persons performing similar functions. A copy of our code of conduct has been filed as an exhibit to this annual report and is also available on our website at https://heidmar.com. The information included on or accessible through our website is not incorporated by reference into this annual report. The Company will provide to any person without charge, upon request, a copy of such code of ethics by request to: c/o Heidmar Maritime Holdings Corp., attention Corporate Secretary, 89 Akti Miaouli, Piraeus 18538, Greece.

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2023 and 2024. Deloitte Certified Public Accountants S.A. billed the following fees to us for professional services:

(a)
Audit Fees

Audit fees represent compensation for professional services rendered for (i) the audit of our annual financial statements, (ii) the review of our quarterly financial information (iii) audit services provided in connection with filing of registration statements and related consents and other audit services required for SEC or other regulatory filings. The audit fees for the audit of each of the years ended December 31, 2023 and 2024 were $0.6 million and $0.4 million, respectively. Included in these amounts are audit fees of $0.09 million and $0.1 million respectively, related to the audit of the Non-consolidated Pool Subsidiaries.

(b)
Audit-Related Fees

There are no audit related services fee charged for the years ended December 31, 2023 and 2024.

(c)
Tax Fees

No fees for Tax services were charged for the years ended December 31, 2023 and 2024 respectively.

(d)
All Other Fees

No other fees were charged for the years ended December 31, 2023 and 2024.

(e)
Audit and Non-Audit Services Pre-Approval Policy
(1)
Our audit committee is responsible for the appointment, compensation, retention and oversight of the work of the independent auditors. As part of this responsibility, the audit committee pre-approves the audit and non-audit fees, terms and services performed by the independent auditors in order to assure that they do not impair the auditors’ independence. Our audit committee has not adopted a detailed policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.
(2)
No policies and procedures relating to the pre-approval by our audit committee of the services of our independent auditors were applicable for the year ended December 31, 2024 because our audit committee was not established until February 19, 2025. Our audit committee will separately pre-approve all engagements and fees paid to our principal accountants from February 19, 2025 and on.
(f)
Audit Work Performed by Other Than Principal Accountant if Greater Than 50%

Not applicable.

ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASES

None.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to an exception for foreign private issuers, we, as a Marshall Islands company, are not required to comply with the corporate governance practices followed by U.S. companies under the Nasdaq listing standards and rules. We believe that our established practices in the area of corporate governance are in line with the spirit of the Nasdaq standards and provide adequate protection to our shareholders. In this respect, we have voluntarily adopted certain Nasdaq practices, such as (i) having a majority of independent directors, (ii) establishing an audit and nominating and committee and (iii) adopting a Code of Ethics.

There are two significant differences between our corporate governance practices and the practices required by Nasdaq. Nasdaq requires that non-management directors meet regularly in executive sessions without management. Marshall Islands law and our Bylaws do not require our non-management directors to regularly hold executive sessions without management. In addition, Nasdaq requires that a company’s compensation committee composed entirely of independent directors, and that director nominees must be selected, or recommended for the board of director’s selection, by either (i) independent directors constituting a majority of the board’s independent directors or (ii) a nominations committee comprised solely of independent directors. Marshall Islands law and our bylaws do not impose such requirements, and our nominating and compensation committee currently consists of three directors, two of which are considered independent under Nasdaq standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING DISCLOSURE

We have adopted insider trading polices and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards.

Our insider trading policy is filed as Exhibit 11.1 to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the increasing importance of cybersecurity and maintain various cybersecurity measures and protocols to safeguard our systems and data and to monitor and assess potential risks or threats.

Heidmar’s cybersecurity program includes multiple layers of defense and a blend of internal oversight and managed services. Preventive measures include endpoint protection and threat intelligence, email filtering and sandboxing through Proofpoint, and mandatory multi-factor authentication for key systems. Remote access to internal systems is restricted and granted only on an ad hoc, supervised basis.

We maintain processes for assessing, identifying and managing material cybersecurity threats, through regular third-party penetration testing, vulnerability assessments, and continuous monitoring of endpoints and email communication systems. However, we do not currently have a formal enterprise risk management framework or a centralized risk register specific to cybersecurity risks. Due diligence, including the review of relevant security certifications such as ISO/IEC 27001, is conducted prior to engaging critical third-party service providers. However, no formal periodic reassessment process is currently in place for monitoring vendors after contract execution.

Other prevention activities include endpoint protection, email threat filtering and continuity, and multi-factor authentication. Detection is supported through continuous monitoring and managed detection and response services. Mitigation and remediation processes involve immediate containment actions, coordination with internal IT resources, system restoration from backups, and post-incident analysis to strengthen controls.

We are currently in the process of implementing ISO/IEC 27001 (Information Security Management), ISO/IEC 27701 (Privacy Information Management, aligned with GDPR), and ISO 22301 (Business Continuity Management). As part of these initiatives, key policies and controls are being formalized to further standardize and strengthen the cybersecurity posture.

At present, cybersecurity risk is not formally integrated into the Company’s broader enterprise risk management or strategic planning processes. While operational cybersecurity controls and incident response capabilities are in place, there is no centralized risk register or routine management-level review process specific to cybersecurity risks. However, as part of the ongoing implementation of ISO/IEC 27001, 27701, and 22301, the Company is in the process of establishing a comprehensive risk management framework. This initiative includes the integration of cybersecurity risks into the broader enterprise risk management system, along with formal documentation, internal reporting structures, and cross-functional risk ownership.

Heidmar relies on other third-party service providers for infrastructure, security, and productivity tooling. Due diligence is conducted prior to entering into contracts, particularly for vendors handling sensitive data or core systems. This includes reviewing whether such vendors hold recognized security certifications, such as ISO/IEC 27001. We utilize the services of a cybersecurity technology company which monitors alerts in real time, applies predefined response playbooks (e.g., quarantining affected assets), and directly notifies the IT Manager to coordinate further remediation steps.

Another key vendor provides managed virtual machines and is responsible for maintaining the company’s Active Directory, Microsoft 365, and on-premises Exchange environments. Once approved, the selected vendors are considered critical and operate under ongoing relationships, though no formal periodic vendor review or reassessment process is currently in place.

Governance

Responsibility for overseeing, assessing and managing cybersecurity risks is part of the responsibility of our IT Manager. This individual brings over 20 years of experience across IT operations, systems administration, software development, and security program management, and holds several recognized industry certifications, including:

• Certified Information Systems Security Professional (CISSP)

• Certified Cloud Security Professional (CCSP)

• Certified Secure Software Lifecycle Professional (CSSLP)

• Certified Data Protection Officer (Aegean University)

• Proofpoint Certified Phishing Specialist (2024)

• Web Security & OWASP Certification (SecureFlag)

As part of the ongoing ISO/IEC 27001 implementation, our IT Manager is expected to formally assume the role of Chief Information Security Officer (CISO), expanding his responsibilities to include structured policy development and executive-level risk reporting. The IT Manager oversees processes related to the prevention, detection, mitigation, and remediation of cybersecurity incidents. Preventive measures include endpoint protection, email filtering, multi-factor authentication, and vendor risk management at onboarding. Detection relies on continuous monitoring provided by managed security service providers. Mitigation and remediation activities involve immediate containment of threats, coordination of incident response, system restoration from backups, and post-incident analysis to strengthen defenses.

The IT Manager will report cybersecurity risks and incidents to the CEO and CFO and to the Board of Directors on an incident-driven or ad hoc basis when significant cybersecurity events occur or when notable changes are made to the organization’s security posture or vendor relationships.

As part of Heidmar’s ongoing implementation of ISO/IEC 27001, we are preparing to formalize governance procedures around cybersecurity risk. This will include the designation of a Chief Information Security Officer (CISO) — likely fulfilled by the current IT Manager in a dual role — and the establishment of structured board reporting processes to support ongoing oversight of cybersecurity risk at the executive level.

Cybersecurity Threats

In June 2024, we experienced a cybersecurity incident involving the Akira ransomware group, which gained unauthorized access to certain systems and encrypted a portion of our data. Our backup systems remained unaffected, and all impacted systems were reformatted and restored from backup within a short timeframe.

The Company did not experience any financial losses, nor any material impacts to its business strategy, results of operations, or financial condition as a result of the cybersecurity incident. No disruptions to customer relationships or contractual obligations were identified.

After the Company detected the incident, the Greek National cybersecurity agency contacted the Company after they were informed by a U.S. counterpart that a network scan output (consisting of internal hostnames and IP addresses) was posted online by the threat actor. While the actor claimed to have exfiltrated 20 GB of data, no evidence of such data was verified.

Since the incident, the Company has significantly strengthened its cybersecurity posture, including the deployment of enhanced managed detection and response services, advanced email security solutions, organization-wide multi-factor authentication, and the streamlining of internal directory services and access permissions. Based on current assessments, the Company does not believe there are any ongoing cybersecurity threats or vulnerabilities that are reasonably likely to materially affect its business strategy, results of operations, or its financial condition.

See also “Item 3.D. Risk Factors - We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.”

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The financial statements, together with the report of Deloitte Certified Public Accounts, S.A., thereon, are set forth on page F-1 and are filed as a part of this report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company(1)
1.2	Amended and Restated Bylaws of the Company
2.1	Form of Stock Certificate(2)
2.3	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act
4.1	Shareholders Agreement, dated February 19, 2025, by and between the Company, Rhea Marine Ltd. and Maistros Shipinvest Corp.
4.2	Registration Rights Agreement, dated February 19, 2025, by and between the Company, Rhea Marine Ltd. and Maistros Shipinvest Corp.
4.3	Form of Lock-Up/Leak-Out Agreement.
8.1	List of Subsidiaries of the Company
11.1	Insider Trading Policy
11.2	Code of Conduct
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation
101	Inline Interactive Data Files
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)
Filed as an Exhibit to the Company’s Current Report on Form 6-K on February 20, 2025, and incorporated by reference herein.
(2)
Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-4 (Amendment No. 4) (File No. 333-) on February 4, 2025, and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HEIDMAR MARITIME HOLDINGS CORP.

	By:	/s/ Pankaj Khanna
	Name:	Pankaj Khanna
	Title”	Chief Executive Officer (Principal Executive Officer)
Date: May 15, 2025

Consolidated Financial Statements

Heidmar Inc.

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Heidmar Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Heidmar Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

May 15, 2025

We have served as the Company's auditor since 2022

Heidmar Inc.

Consolidated Balance Sheets

As of December 31, 2024 and 2023

(Expressed in United States Dollars)

	December 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	20,029,506	18,931,215
Receivables from related parties (Note 3)	8,313,623	10,781,063
Other receivables (Note 3)	930,381	595,404
Inventories (Note 13)	612,165	1,202,921
Prepayments and other current assets	366,100	1,464,970
Total current assets	30,251,775	32,975,573
Non-current assets
Right-of-use assets from operating leases (Note 9)	5,047,490	14,040,342
Property and equipment, net (Note 4)	317,510	88,946
Guarantees	143,445	135,973
Goodwill (Note 15)	344,156	-
Intangible asset, net (Note 15)	420,328	-
Investment in joint venture (Note 16)	1,569,573	-
Other fixed assets	27,219	27,219
Total non-current assets	7,869,721	14,292,480
Total assets	38,121,496	47,268,053
Shareholders’ equity and liabilities
Current liabilities
Payables to vessel owners (Note 5)	5,085,232	4,907,672
Accounts payable and accrued expenses (Note 14)	1,730,308	1,740,615
Payables to sharing partner and assignee (Note 10)	1,343,098	857,434
Payables to assignee, related party (Note 3, 10 and 12)	60,892	783,852
Payables to related parties (Note 3)	-	507,047
Payables to shareholder (Note 3)	5,239,219	5,239,219
Acquisition installments payable, current portion (Note 15)	177,237	-
Deferred revenue	1,116,000	1,809,408
Operating lease liabilities, current portion (Note 9)	4,889,539	9,286,602
Total current liabilities	19,641,525	25,131,849
Non-current liabilities
Payables to sharing partner (Note 10)	-	972,089
Acquisition installments payable, net of current portion (Note 15)	84,968	-
Operating lease liabilities, non-current portion (Note 9)	179,593	4,753,740
Total non-current liabilities	264,561	5,725,829
Total liabilities	19,906,086	30,857,678
Commitments and contingencies (Note 11)
Shareholders’ equity
Share capital, no par value (500 Class A shares authorized and 96 issued and outstanding and 7,999,500 Class B shares authorized as of December 31, 2024 and 2023) (Note 8)	-	-
Additional paid-in capital	4,225,265	4,225,265
Accumulated other comprehensive income	1,341,547	1,449,963
Retained earnings	12,648,598	10,735,147
Total shareholders’ equity	18,215,410	16,410,375
Total shareholders’ equity and liabilities	38,121,496	47,268,053

The accompanying notes are an integral part of these consolidated financial statements.

Heidmar Inc.

Consolidated Statements of Income

For the Years Ended December 31, 2024, 2023 and 2022

(Expressed in United States Dollars)

	2024	2023	2022
Revenues
Trade revenues (Note 7)	3,334,142	4,930,274	3,924,994
Trade revenues, related parties (Note 3)	9,764,800	13,788,955	10,447,600
Voyage and time charter revenues (Note 7 and 9)	15,180,700	21,968,679	9,467,373
Syndication income, related party (Note 3)	670,231	8,409,528	6,223,911
Total revenues	28,949,873	49,097,436	30,063,878
Operating expenses
Voyage expenses	610,292	762,229	1,127,878
Loss on inventories (Note 13)	101,756	-	-
Operating lease expenses (Note 9)	9,867,091	8,077,834	3,515,026
Charter-in expenses (Note 9)	1,320,063	10,505,532	3,412,929
General and administrative expenses	12,899,599	10,099,716	5,060,145
Amortization of intangible asset (Note 15)	20,672	-	-
Depreciation (Note 4)	39,874	12,828	21,099
Loss on sale of vehicle (Note 4)	-	-	8,332
Total operating expenses	24,859,347	29,458,139	13,145,409
Operating income	4,090,526	19,639,297	16,918,469
Other income/(expenses)
Interest income, net	428,829	938,342	7,717
Interest income, related parties (Note 3)	77,308	-	-
Finance costs (Note 12 and 15)	(1,832,995)	(1,368,613)	(751,431)
Finance costs, related party (Note 3 and 12)	(77,117)	(4,833)	-
Share of loss from joint venture (Note 16)	(859,400)	-	-
Other income, net	250,468	-	-
Foreign exchange (losses)/ gains	(164,168)	350,005	6,194
Other expenses, net	(2,177,075)	(85,099)	(737,520)
Net income for the year	1,913,451	19,554,198	16,180,949
Earnings per Share (Note 17):
• Basic and diluted	$19,931.78	$203,689.56	$168,551.55
Weighted-average shares outstanding
• Basic and diluted	96	96	96

The accompanying notes are an integral part of these consolidated financial statements.

Heidmar Inc.

Consolidated Statements of Comprehensive Income

For the Years Ended December 31, 2024, 2023 and 2022

(Expressed in United States Dollars)

	2024	2023	2022
Net income for the year	1,913,451	19,554,198	16,180,949
Other comprehensive (loss) / income:
Foreign currency translation	(108,416)	66,109	(292,218)
Total comprehensive income for the year	1,805,035	19,620,307	15,888,731

The accompanying notes are an integral part of these consolidated financial statements.

Heidmar Inc.

Consolidated Statements of Shareholders’ Equity

For the Years Ended December 31, 2024, 2023 and 2022

(Expressed in United States Dollars, except number of shares)

	Share Capital Common shares		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
	Class A No of shares	Amount
Balance, January 1, 2022	96	-	2,225,265	1,676,072	-	3,901,337
Net income for the year	-	-	-	-	16,180,949	16,180,949
Capital contributions	-	-	2,000,000	-	-	2,000,000
Foreign currency translation	-	-	-	(292,218)	-	(292,218)
Balance, December 31, 2022	96	-	4,225,265	1,383,854	16,180,949	21,790,068
Net income for the year	-	-	-	-	19,554,198	19,554,198
Dividends declared and paid (distributions of $260,417 per common share) (Note 8)	-	-	-	-	(25,000,000)	(25,000,000)
Foreign currency translation	-	-	-	66,109	-	66,109
Balance, December 31, 2023	96	-	4,225,265	1,449,963	10,735,147	16,410,375
Net income for the year	-	-	-	-	1,913,451	1,913,451
Foreign currency translation	-	-	-	(108,416)	-	(108,416)
Balance, December 31, 2024	96	-	4,225,265	1,341,547	12,648,598	18,215,410

The accompanying notes are an integral part of these consolidated financial statements.

Heidmar Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2024, 2023 and 2022

(Expressed in United States Dollars)

	2024	2023	2022
Cash flows from operating activities
Net income for the year	1,913,451	19,554,198	16,180,949
Adjustments to reconcile net income for the year to net cash provided by operating activities:
Depreciation	39,874	12,828	21,099
Amortization of intangible asset	20,672	-	-
Share of loss from joint venture	859,400	-	-
Noncash loss on inventories	91,243	-	-
Loss on sale of vehicle	-	-	8,332
Noncash lease expense	9,398,851	6,981,148	3,717,439
Changes in assets and liabilities:
Receivables/payables from/to related parties	2,890,393	1,430,036	(11,402,661)
Payables to vessel owners	177,560	(6,112,140)	6,438,284
Guarantees	(7,472)	30,611	-
Other receivables	(334,977)	17,556	(406,183)
Inventories	499,513	(1,202,921)	-
Prepayments and other current assets	1,098,870	881,829	(2,244,925)
Other fixed assets	-	-	(4,314)
Accounts payable and accrued expenses	(10,307)	683,717	794,142
Accrued interest payable to sharing partner and assignee	136,790	(54,566)	288,785
Accrued interest payable to assignee, related party	56,059	4,833	-
Other long-term liabilities	-	-	(50,309)
Deferred revenue	(693,408)	(3,221,483)	5,030,891
Operating lease liabilities	(9,377,209)	(6,981,148)	(3,717,439)
Net cash provided by operating activities	6,759,303	12,024,498	14,654,090
Cash flows from investing activities
Payments for additions of property and equipment	(268,438)	(9,053)	-
Loan to the Non-consolidated pool subsidiaries	(930,000)	-	-
Contributions to joint venture	(2,428,973)	-	-
Proceeds from sale of property and equipment	-	-	24,173
Cash consideration in business acquisition (Note 15)	(400,000)	-	-
Net cash (used in)/ provided by investing activities	(4,027,411)	(9,053)	24,173
Cash flows from financing activities
Capital contributions	-	-	2,000,000
Principal payments attributable to the acquisition installments payable	(122,951)	-	-
Proceeds from sharing partner	-	-	972,089
Proceeds from assignee	-	623,215	-
Repayments to assignee	(623,215)	-	-
Proceeds from assignee, related party	-	779,019	-
Repayments to assignee, related party	(779,019)	-	-
Proceeds from shareholder	-	5,239,219	-
Dividends paid	-	(25,000,000)	-
Net cash (used in)/ provided by financing activities	(1,525,185)	(18,358,547)	2,972,089
Effect of exchange rate changes on cash and cash equivalents	(108,416)	66,109	(292,218)
Net increase/ (decrease) in cash and cash equivalents	1,098,291	(6,276,993)	17,358,134
Cash and cash equivalents at the beginning of the year	18,931,215	25,208,208	7,850,074
Cash and cash equivalents at the end of the year	20,029,506	18,931,215	25,208,208
Supplemental cash flow information
Cash paid for interest	1,717,263	1,423,179	462,646
Non cash financing activities
Deferred consideration related to business acquisition included in liabilities	252,898	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1.
Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of Heidmar Inc. (“HMI”) and its controlled subsidiaries (collectively, the “Company” or “we”) which engages in marine transportation services on an international basis that consists of five business activities: management services to pools of vessels that share operational costs and revenues (“pool management services”), commercial management services for individual vessels (“commercial management services”), sale and purchase services for vessels, which involves assisting clients with the buying and selling of ships (“S&P services”), technical management services for individual vessels (“technical management services”) and chartering of vessels through charter in and charter out (“charter in – charter out”). Heidmar Inc. was formed under the laws of Republic of Liberia on December 3, 1987 and redomiciled into the Republic of the Marshall Islands on December 4, 2006.

As of December 31, 2024, the consolidated financial statements include Heidmar Inc. and the following controlled subsidiaries:

•
Heidmar International Pools Inc.
•
Heidmar2020 LLC
•
Cash Custodian Inc.
•
Heidmar Bulkers Inc.
•
Heidmar Investments LLC
•
Heidmar UK Limited
•
Heidmar UK Trading Limited
•
Heidmar (Far East) LLC
•
Heidmar (Far East) Pte. Ltd.
•
Heidmar (Far East) Tankers Pte Ltd.
•
Heidmar DMCC
•
Heidmar Trading DMCC
•
Ocean Star Inc.
•
Ocean Dolphin Inc.
•
Heidmar Maritime Holdings Corp.
•
HMR Merger Sub Inc.
•
Landbridge Ship Management (HK) Limited

In addition, as of December 31, 2024, Heidmar Inc. owns 50% of the shares of BH Cape Holdings Pte. Ltd. and exercises joint control over this entity (Note 16).

2.
Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of HMI and its subsidiaries in which it holds a controlling financial interest. All inter-company balances and transactions have been eliminated upon consolidation. The Company’s wholly owned subsidiaries to which the Company provides pool management services are variable interest entities, which are not controlled by HMI, but rather by the participants in the pools pursuant to the one vote‑per‑vessel contractual arrangements between the Company and the participants in the pools (the “Non-consolidated Pool Subsidiaries”). The Company has evaluated all facts and circumstances of not being the primary beneficiary of these Non-consolidated Pool Subsidiaries as per the guidance in ASC 810 including (a) any financial or other support (explicitly or implicitly) during the periods presented, (b) the carrying amounts and relevant classifications of the Non-consolidated Pool Subsidiaries, (c) the exposure of the Company to any loss from these Non-consolidated Pool Subsidiaries, and (d) any liquidity arrangement, guarantees and any other commitments by third parties that may affect the risk of exposure and concluded that none of the above conditions apply. The Non-consolidated Pool Subsidiaries are accounted for under the equity method. Under the equity method of accounting, investments in non-consolidated pool subsidiaries are stated at initial cost, and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company’s equity interest in the Non-consolidated Pool Subsidiaries as of December 31, 2024 and 2023 as well as the Company’s proportionate share of earnings or losses and distributions for the three years in the period ended December 31, 2024 was nil.

For the years ended December 31, 2024, 2023 and 2022, the Non-consolidated Pool Subsidiaries consisted of the following:

•
Blue Fin Tankers Inc., which operates a pool of Suezmax-size tankers (the “Blue Fin pool”)
•
SeaLion Tankers INC., which operates a pool of LR2-size tankers (the “SeaLion Pool”)
•
Seadragon Tankers Inc., which operates a pool of VLCC tankers (the “Seadragon pool”)
•
Dorado Tankers Pool Inc., which operates a pool of MR2-size tankers (the “Dorado pool”)

For the years ended December 31, 2024, 2023 and 2022, the dormant Non-consolidated Pool Subsidiaries consisted of the following:

•
Sigma Tankers Inc. (the “Sigma pool”)
•
Seawolf Tankers Inc. (the “Seawolf Pool”)
•
Star Tankers Inc. (the “Star pool”)

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.
Significant Accounting Policies - continued
•
Marlin Tankers Inc. (the “Marlin Pool”)
•
Sea Otter Tankers Inc. (the “Sea Otter Pool”)

SeaHorse Tankers Inc. operated a pool of small size tankers (the “SeaHorse Pool”) for the years ended December 31, 2023 and 2022. During the year ended December 31, 2024, the Company ceased providing management services to SeaHorse Tankers Inc. since the pool agreements with the vessels in the SeaHorse Pool were terminated. As a result, SeaHorse Pool was an operating Non-consolidated Pool Subsidiary of the Company for the years ended December 31, 2023 and 2022 and dormant as of December 31, 2024.

Use of Estimates: The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings per common share: Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities.

Diluted earnings per share gives effect to all potentially dilutive securities to the extent that they are dilutive. No potentially dilutive securities existed as of December 31, 2024, 2023 and 2022.

Foreign Currency Translation: The Company translates the consolidated financial statements of its non-U.S. subsidiaries into U.S. dollars from their functional currencies. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the consolidated balance sheet dates. Revenues and expenses are translated at the weighted average exchange rates prevailing during the period. Unrealized gains or losses arising from currency translation are included in other comprehensive income/(loss) in the accompanying consolidated statements of comprehensive income.

Cash and Cash Equivalents: Cash consists of cash on hand and cash in banks. The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less to be cash equivalents.

Inventories: Inventories consist of EU Emissions Trading System (“EU ETS”) allowances and are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of disposal and transportation. The cost is determined by the first-in, first-out method. EU ETS allowances are accounted for under Accounting Standards Codification (“ASC”) 330, as inventory, as the Company plans to actively trade these allowances. As of December 31, 2023, inventories also included consumable bunkers stated at the lower of cost and net realizable value.

Property and equipment, net: Property and equipment is recorded at cost. The cost of each of the Company’s assets is depreciated on a straight-line basis over the asset’s remaining economic useful life, after considering the estimated residual value (if any).

The expected useful life of each of the assets are as follows:

Property and equipment
Furniture and office equipment	10 years
IT equipment and software	5 years

Impairment Loss: The Company follows the ASC Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded for furniture and office equipment when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related furniture and office equipment, annually. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the accompanying consolidated statements of income. For the years ended December 31, 2024, 2023 and 2022 there was no impairment loss.

Impairment of Right of use assets from operating leases: The Company evaluates its Right of use assets from operating leases for potential impairment when it determines a triggering event has occurred. When a triggering event has occurred, the Company performs a test of recoverability by comparing the expected undiscounted future cash flows (including expected residual values) over the remaining lease terms to the carrying value of the Right of use asset. If the test of recoverability identifies a possible impairment, the Right of use asset’s fair value is measured in accordance with the fair value measurement framework. An impairment charge is recognized for the amount by which the carrying value of the Right of use asset exceeds its estimated fair value and would be recorded in the accompanying consolidated statements of income. For the years ended December 31, 2024, 2023 and 2022 there was no impairment of the Company’s Right of use assets from operating leases.

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.
Significant Accounting Policies - continued

Accounting for Trade Revenues and Trade Revenues, related parties: Trade revenues consist primarily of commissions and management fees earned from pool management services and commercial management services, commissions earned from services provided on sale and purchase (“S&P”) of vessels and management fees earned from technical management services. Commissions from pool management services and commercial management services are earned based on the gross freight, dead freight, hire and demurrage revenues of the managed vessels and are recognized ratably over the duration of each voyage on a load port-to-discharge port basis. Management fees from pool management services and commercial management services are earned on a fixed rate per day, per vessel. The Company’s pool and commercial management services do not have established terms of duration. Either party is entitled to terminate the agreement at any time after the expiry of a certain period, subject to the completion of the ongoing voyage, provided written notice of a period up to 3 months is given by either party to the other that the agreement is to terminate. Trade revenues are recognized when earned and when it is probable that future economic benefits will flow to the Company and such benefit can be measured reliably. The performance obligations begin to be satisfied once the vessel begins loading the cargo. The Company determined that its service contracts consist of a single performance obligation of providing commercial management services during the transportation of the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses and the revenue is recognized on a straight- line basis over the voyage days from the commencement of the loading of cargo to completion of discharge.

Management fees from technical management services are earned for each vessel at a fixed rate per day. The Company’s technical management services have an established duration term of four years and either party can terminate the agreement if certain conditions are met. Trade revenues are recognized when earned and when it is probable that future economic benefits will flow to the Company and such benefit can be measured reliably. The Company determined that its technical management service contracts consist of a single performance obligation of providing technical management services during the period of service and the revenue is recognized on a straight-line basis over the service period.

In a sales and purchase service contract, the performance obligation is typically the brokerage service fee to facilitate the sale or purchase of a vessel. This involves finding a buyer or seller, negotiating terms, and closing the transaction. Commissions arising from the S&P services are considered as earned and are recognized at the point in time when the sale transaction has been completed and the ownership of the vessel has been transferred to the new owner and therefore the performance obligation is satisfied.

Operating Leases - The Company as a Lessor

Time charter-out contracts

Our time charter revenues are generated from our vessels that have been chartered out to a third-party charterer for a specified period in exchange for consideration, which is based on a daily rate. The charterer has the full discretion over the ports subject to compliance with the applicable charter party agreement and relevant laws. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period. The charterer generally pays the charter hire monthly in advance. We determined that our time charter contracts are considered operating leases and therefore fall under the scope of the guidance ASC 842 because (i) the vessel is an identifiable asset, (ii) we do not have substantive substitution rights, and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer, except for any off-hire period, and ending upon redelivery to the Company. Under the guidance of ASC 842, we elected the practical expedient available to lessors to not separate the lease and non-lease components included in the time charter revenue because (i) the pattern of revenue recognition for the lease and non-lease components is the same as it is earned by the passage of time and (ii) the lease component, if accounted for separately, would be classified as an operating lease.

Time charter revenues received in advance of the provision of charter service are recorded as deferred revenue and recognized when the charter service is rendered. Deferred revenue also may result from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. Deferred revenue amounts that will be recognized within the next twelve months are presented as current, with amounts to be recognized thereafter presented as non-current. Revenues earned through the profit-sharing arrangements in the time charters represent contingent rental revenues that are recognized when earned and amounts are reasonably assured based on estimates provided by the charterer.

Operating Leases – The Company as a Lessee

Time charter-in contracts

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. The time charterer has control over the vessel’s employment within the agreed trading limits during this period. A time charter generally provides typical warranties and owner protective restrictions. The time charter contracts are considered operating leases because (i) the vessel is an identifiable asset, (ii) the owner of the vessel does not have substantive substitution rights, and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. In a time charter contract, the owner of the vessel is responsible for crew costs, vessel insurance, repairs and maintenance costs, and lubricants.

Our time charter-in contracts relate to the charter-in activity of vessels from third parties for a specified period of time in exchange for consideration, which is based on a daily rate. We elected the practical expedient of the ASC 842 guidance that allows for contracts with an initial lease term of 12 months or less to be excluded from the operating lease right-of-use assets and lease liabilities recognized on our consolidated balance sheets. The Company recognizes right-of-use assets (“ROU”) and corresponding lease liabilities for its operating leases. ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. The operating lease ROU asset also includes any lease payments made to the lessor prior to lease commencement, less any lease incentives, and initial direct costs incurred. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.
Significant Accounting Policies - continued

Under the guidance ASC 842, we elected the practical expedients available to lessees to not separate the lease and non-lease components included in the charter hire expense because (i) the pattern of expense recognition for the lease and non-lease components is the same as it is earned by the passage of time, and (ii) the lease component, if accounted for separately, would be classified as an operating lease. We elected not to separate the lease and non-lease components included in charter hire expense, but to recognize operating lease expense as a combined single lease component for all time charter-in contracts.

Office leases

For leases with terms greater than 12 months, we record the related right-of-use asset and lease liability as the present value of fixed lease payments over the lease term. For leases that do not provide a readily determinable discount rate, we use our incremental borrowing rate to discount lease payments to present value. The Company recognizes right-of-use assets (“ROU”) and corresponding lease liabilities for its operating leases. ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. The operating lease ROU asset also includes any lease payments made to the lessor prior to lease commencement, less any lease incentives, and initial direct costs incurred. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. After the commencement date, we remeasure the lease liability to reflect changes to the lease payments. We recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Accounting for Voyage Revenues and Voyage expenses: In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage, which may contain multiple load ports and discharge ports. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charter party contracts commit for a minimum amount of cargo. The charterer is liable for any short loading of cargo known as “dead” freight. The voyage charter party generally has a “demurrage” or “dispatch” clause. As per this clause, the charterer reimburses the Company for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as demurrage revenue. Demurrage revenue is recognized starting from the point that it is determined that the amount can be estimated and its collection is probable and on a straight line basis until the end of the voyage. Conversely, the charterer is given credit if the loading/discharging activities happen in less time than the allowed laytime known as dispatch resulting in a reduction in revenue and is recognized as the performance obligation is satisfied. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo. The Company determined that its voyage charter contracts consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses and the revenue is recognized on a straight-line basis over the voyage days from the commencement of the loading of cargo to completion of discharge. The freight charters are considered service contracts which fall under the provisions of ASC 606 because the Company retains control over the operations of the vessels such as the routes taken or the vessels’ speed. Freight, demurrage, and miscellaneous revenues from the operations of vessels are recognized in the period earned. Such revenues and the related operating costs applicable to voyages in progress at the end of a reporting period are recognized ratably over the estimated duration of the voyage on the percentage-of-completion method of accounting.

Voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage and agency commissions, port expenses, canal dues and bunker fuel. Brokerage and agency commissions are paid to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on behalf of the Company and are expensed over the related charter period. All other voyage expenses are expensed as incurred, except for expenses during the ballast portion of the voyage (period between the contract date and the date of the vessel’s arrival to the load port). Any expenses incurred during the ballast portion of the voyage such as bunker fuel expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Company satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that we can specifically identify, (2) able to generate or enhance resources of the Company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘deferred voyage expenses’ in the accompanying consolidated balance sheets. Voyage expenses presented in the accompanying consolidated statements of income, were associated with bunkers consumed during the ballast or idle periods and bunkers consumed when the related vessel operates under a spot voyage.

Syndication income, related party: Heidmar Investments LLC, a fully-owned consolidated subsidiary of Heidmar Inc., entered into “Syndication Agreements” (“syndication”) with Heidmar Trading LLC, a related party, (“syndication partner”) for two vessels (“Two Vessels”) which the syndication partner chartered-in from unrelated parties and then chartered-out to unrelated parties. The syndication is an assignment and transfer of profits and losses between Heidmar Investments LLC and the syndication partner wherein Heidmar Investments LLC will assume the syndication partner’s monthly charter hire and voyage expenses and in return will be assigned the revenues earned by the Two Vessels (the “syndication result”). Furthermore, in accordance with the provisions of the Syndication Agreements, Heidmar Inc. has been appointed as the commercial manager of the vessels based on the provisions of the related commercial management agreements (“CMA”) entered into between HMI and the syndication partner. In order to receive the proceeds from the Syndication Agreement, the Company needs to be performing the services under the CMA. Therefore, the Syndication Agreements and the CMA are considered a single service contract which depends on the provision of a service and in accordance with the guidance in ASC 606-10-25-9 for combining contracts, the Syndication Agreement and the CMA are accounted for as a single services contract under ASC 606 (the “services contract”). HMI concluded that the services contract includes a fixed and a variable consideration related to the servicing of the vessels. The variable consideration is equal to the net operating results of the two vessels which is recognized as the profits are earned or the losses are incurred during the period of the service contract as that is when the income, if any, can be reliably measured for this variable remuneration. The fixed based fee component is a fixed rate per day and a fixed commission on the gross freight, dead freight, hire and demurrage revenues of the Two Vessels. The fixed commissions earned are recognized ratably over the duration of each voyage on a load port-to-discharge port basis. Because the variable consideration is calculated after taking into account the fixed fee component recognized as an expense by the vessels in their operating results, the income related to the fixed fees is eliminated against such expense included in the variable fee income. The resulting variable fee income amounted to $670,231, $8,409,528 and $6,223,911 for the years ended December 31, 2024, 2023 and 2022, respectively. The Syndication Agreements commenced in January and February 2022, and terminated in March 2024 and April 2023, respectively.

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.
Significant Accounting Policies - continued

Profit sharing arrangements: The Company follows the provisions of ASC 470 “Debt” in order to account for the profit and loss sharing agreements entered into with related or unrelated parties. According to the provisions of the profit and loss sharing agreements, the Company charters in a vessel, earns revenue from the charter out of the vessel to another party, and receives an upfront cash payment from the counterparty of the profit and loss sharing agreement to be used for the operations of the vessel and the counterpart receives an agreed percentage of profits and losses (sale of future revenue, arising from the operations of the vessel. When the Company has significant continuing involvement in the generation of the cash flows of the vessel, the Company accounts for this transaction as debt under ASC 470-10. The proceeds received in a sale of future revenue are accounted for as debt. After the initial recognition, an entity uses the interest method (ASC 835-30-25-5: “The total amount of interest during the entire period of a cash loan is generally measured by the difference between the actual amount of cash received by the borrower and the total amount agreed to be repaid to the lender to account for the amount recorded as debt.”). Actual cash repayments are recorded as either interest expense or a reduction of the outstanding debt balance, including accrued interest, in accordance with the interest method. Interest cost is accrued in each period by applying the effective interest rate against the debt’s net carrying amount. If the timing or amount of the actual or estimated cash flows changes, the original amortization schedule for the debt is updated to reflect the revised cash flows. The Company has elected to adopt the prospective approach to account for changes in the amount or timing of cash flows, in which the effective interest rate is updated.

Concentration of credit risk: The Company extends credit to its customer in the normal course of business. The Company regularly reviews its accounts and estimates the amount of uncollectible receivables each period to assess the adequacy of the allowance for uncollectible amounts. Management does not believe significant risk exists in connection with the Company’s concentration of credit as at December 31, 2024 and 2023. The simplified approach is applied to other receivables and receivables from related parties and the Company recognizes lifetime expected credit losses ("ECLs") on other receivables and receivables from related parties. Under the simplified approach, the loss allowance is always equal to ECLs. No provision for doubtful accounts was required for the years ended December 31, 2024, 2023 and 2022. The Company places its cash and cash equivalents, consisting mainly of bank deposits, with creditworthy financial institutions rated by qualified rating agencies.

Income tax: The Company through its subsidiaries operates in various jurisdictions and generates taxable income (if any). Current tax is recognized at the amount of tax payable using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Fair Value: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. In accordance with the requirements of accounting guidance relating to Fair Value Measurement, the Company classifies and discloses assets and liabilities carried at fair value in one of the following categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs that are not corroborated by market data.

Business Acquisitions & Asset Acquisitions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction is a purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with Topic 805, Business Combinations, the Company first evaluates whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets (Step one). If that threshold is met, the set of assets and activities is not a business. If the threshold is not met, the Company evaluates whether the set meets the definition of a business (Step two). To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition date fair values. For asset acquisitions, the net assets acquired should be measured following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the qualifying assets acquired. Transaction costs associated with asset acquisitions are capitalized.

Goodwill and Intangible Asset: The goodwill represents the excess of the purchase consideration over the fair value of the net assets acquired in a business acquisition. The determination of the value of goodwill and intangible assets arising from acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of intangible assets acquired, and liabilities assumed and the excess purchase price over net assets acquired to goodwill. Goodwill is not amortized and is assessed for impairment using fair value measurement techniques at least annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. The goodwill is considered to be impaired if the Company determines that the carrying value of Company’s one reporting unit exceeds its respective fair value. No impairment charge was recorded for the year ended December 31, 2024.

The Company tests goodwill for impairment by either performing a qualitative evaluation or a quantitative test. The quantitative assessment for goodwill requires the Company to estimate the fair value of the Company’s one reporting unit using either an income or market approach or a combination thereof.

Intangible asset includes the technical license management (“Technical License”), which is an amortizable intangible asset. Amortization is calculated on a straight-line basis over the estimated useful life of the asset. Amortization for licenses commences upon market launch. Amortization for assets acquired commences upon acquisition. Technical License is amortized over a 15-year period.

Amortizable intangible assets are assessed for impairment upon triggering events that indicate that the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the associated asset. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the intangible assets. No impairment charge was recorded for the year ended December 31, 2024.

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

2.
Significant Accounting Policies - continued

Acquisition Installments Payable: Upon the completion of an acquisition, the Company may record an acquisition installment payable. Acquisition installments payables, which are fixed future payments, are recorded at their net present value. Accretion of interest expense attributable to the acquisition installments payable is recorded as a component of finance costs.

Investments in joint ventures: The Company’s investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered other than a temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the accompanying consolidated statements of income. No impairment charge was recorded for the year ended December 31, 2024.

Recent Accounting Pronouncements:

In August 2023, the FASB issued ASU 2023-05 that will require a joint venture, upon formation, to measure its assets and liabilities at fair value in its standalone financial statements. A joint venture will recognize the difference between the fair value of its equity and the fair value of its identifiable assets and liabilities as goodwill (or an equity adjustment, if negative) using the Business Combination accounting guidance regardless of whether the net assets meet the definition of a business. The new accounting standard is intended to reduce diversity in practice. This ASU applies to an entity that qualifies as either a joint venture or a corporate joint venture under GAAP. This accounting standard will become effective for joint ventures with a formation date on or after January 1, 2025, with early adoption permitted. The Company adopted this ASU on January 1, 2025. The Company is currently evaluating the potential effect that the updated standard will have on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. The Company adopted ASU 2023-07 as of January 1, 2024 and its adoption increased the disclosures on the Company’s consolidated financial statements, while there was no impact to financial position or results of operations.

In December 2023, the FASB issued ASU 2023-09, “Improvement to Income Tax Disclosure”. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public entities, for annual periods beginning after December 15, 2024. The Company adopted this ASU on January 1, 2025. The Company is currently evaluating the potential effect that the updated standard will have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, that will require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the consolidated financial statements. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

3.
Transactions with related parties and shareholders

Profit and Loss Sharing agreement:

During the years ended December 31, 2024, 2023 and 2022, the accrued interest costs of the profit and loss sharing agreement (the “Agreement”) entered into for one vessel described in Note 10 relating to MM Shipinvest Holdings Co., a related party company owned by one of HMI’s two shareholders, (“Assignee A”), based on the effective interest method, were $77,117, $4,833 and $nil, respectively, and are presented under “Finance costs, related party” in the accompanying consolidated statements of income.

Payables to Assignee A, which mainly include the accrued recognized interest cost from the operations of the vessel and are analyzed as follows:

Payable to Assignee A, related party
January 1, 2023	-
Proceeds from assignee	779,019
Interest cost	4,833
December 31, 2023	783,852
Interest cost	77,117
Repayments to assignee	(779,019)
Interest paid	(21,058)
December 31, 2024	60,892

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.
Transactions with related parties and shareholders - continued

Transactions with the Non-consolidated Pool Subsidiaries:

The Company earns management fees and commissions from the Non-consolidated Pool Subsidiaries (Note 2). The amounts earned for the years ended December 31, 2024, 2023 and 2022 are included in “Trade revenues, related parties” in the accompanying consolidated statements of income and are analyzed as follows:

	December 31, 2024
	Management Fees	Commissions
Blue Fin Pool	593,352	744,795
SeaLion Pool	966,198	2,825,367
Dorado Pool	29,452	768,779
SeaHorse Pool	22,500	17,075
Seadragon Pool	134,100	3,663,182
Total	1,745,602	8,019,198

	December 31, 2023
	Management Fees	Commissions
Blue Fin Pool	562,732	1,612,632
SeaLion Pool	1,080,585	4,163,287
Dorado Pool	73,000	889,057
SeaHorse Pool	160,772	206,890
Seadragon Pool	-	5,040,000
Total	1,877,089	11,911,866

	December 31, 2022
	Management Fees	Commissions
Blue Fin Pool	1,022,820	1,318,765
SeaLion Pool	1,074,411	3,187,366
Star Pool	-	13,288
Dorado Pool	53,726	412,254
SeaHorse Pool	95,138	138,644
Seadragon Pool	-	3,131,188
Total	2,246,095	8,201,505

During the year ended December 31, 2024, the Company provided aggregate funding of $930,000 to the Non-consolidated Pool Subsidiaries for working capital purposes. This loan to the Non-consolidated Pool Subsidiaries is included in “Receivables from related parties” in the accompanying consolidated balance sheet. The loan receivable is unsecured, with no fixed payment terms and repayable by the Non-consolidated Pool Subsidiaries upon demand and no later than December 31, 2025. The rate of interest on this loan receivable is 4.06% plus Secured Overnight Financing Rate (“SOFR”). The Company earned interest income of $77,308 from the Non-consolidated Pool Subsidiaries, at weighted average interest rates of 9.2% and 8.7% included in “Interest income, related parties” in the accompanying consolidated statement of income.

Receivables from the Non-consolidated Pool subsidiaries are included in “Receivables from related parties” in the accompanying consolidated balance sheets and consist of receivables related to unpaid management fees, commissions earned from the Non-consolidated Pool Subsidiaries and amounts paid for expenses of the Non-consolidated Pool Subsidiaries on behalf of them or loan receivable from the Non-consolidated Pool Subsidiaries. Payables to the Non-consolidated Pool subsidiaries are included in “Payables to related parties” in the accompanying consolidated balance sheets and mainly consist of revenue collected from Heidmar Inc. on behalf of Non-consolidated Pool Subsidiaries. As of December 31, 2024 and 2023, the Company had receivables from/ (payables to) the following Non-consolidated Pool subsidiaries:

	2024	2023
Blue Fin Pool	2,457,095	747,149
SeaLion Pool	1,299,135	2,594,788
Seadragon Pool	2,962,896	1,196,675
Seawolf Pool	15,592	12,944
Dorado Pool	1,041,740	444,841
Star Pool	7,186	7,202
Marlin Pool	4,595	4,595
SeaHorse Pool	525,384	511,861
Total Receivables	8,313,623	5,520,055
Sigma Pool	-	507,047
Total Payables	-	507,047

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3.
Transactions with related parties and shareholders - continued

Revenues, costs and expenses applicable to revenues, net income current and total assets, current and total liabilities of the Non-consolidated Pool subsidiaries as of and for the years ended December 31, 2024, 2023 and 2022 are analyzed as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Revenues of the Non-consolidated Pool Subsidiaries	691,734,800	877,449,952	683,809,587
Costs and expenses of the Non-consolidated Pool Subsidiaries	281,851,357	328,587,308	347,922,997
Net income of the Non-consolidated Pool Subsidiaries	-	-	-
Current and total assets of the Non-consolidated Pool Subsidiaries	114,193,010	194,146,719	228,948,203
Current and total liabilities of the Non-consolidated Pool Subsidiaries	114,192,810	194,146,519	228,948,103

Transactions with Syndication partner:

Receivables and trade revenues from the Syndication partner consist of balances with Heidmar Trading LLC. (“Syndication partner”), an entity that is controlled by one of Company’s shareholders.

Syndication income

Syndication income that amounted to $670,231 (2023: $8,409,528, 2022: $6,223,911) for the year ended December 31, 2024 represents the variable remuneration relating to the operating results of the Two Vessels under the Syndication Agreement. The syndication agreement for one vessel ended in April 2023 and for the second one in March 2024.

Receivable from Syndication partner: Receivable from Syndication partner of $nil and $5,261,008 as at December 31, 2024 and December 31, 2023, respectively, mainly includes amounts due from the Syndication partner relating to the Syndication result and advances for expenses paid on behalf of the Syndication partner and is included in “Receivables from related parties” in the accompanying consolidated balance sheets. The receivable as of December 31, 2023, has been fully settled during the year ended December 31, 2024.

Payables to shareholder: Payables to shareholder consist of amounts paid by one of the shareholders, Maistros Shipinvest Corp., for working capital purposes with regards to the operations of the newly established office in Dubai (Note 9). The balance as of both December 31, 2024 and December 31, 2023 was $5,239,219. This balance is unsecured, with no fixed payment terms, interest free and repayable upon demand.

Other: Included in “Other receivables” in the accompanying consolidated balance sheets, is the advance to an employee in a management position which is unsecured, interest free and callable upon demand. The balance as at December 31, 2024 and 2023 was $98,026 and $nil, respectively.

The following table presents a summary of the receivables/(payables) from/(to) related parties:

	2024	2023
Non-consolidated pool subsidiaries	8,313,623	5,520,055
Syndication partner	-	5,261,008
Total Receivables	8,313,623	10,781,063

Non-consolidated pool subsidiaries	-	507,047
Total Payables	-	507,047

4.
Property and equipment, net

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2024	2023
Furniture and office equipment	387,374	118,936
Total	387,374	118,936
Less accumulated depreciation	(69,864)	(29,990)
Property and equipment, net	317,510	88,946

The Company recognized depreciation expense of $39,874, $12,828 and $21,099 for property and equipment for the years ended December 31, 2024, 2023 and 2022, respectively and it is included under “Depreciation” in the accompanying consolidated statements of income.

During the year ended December 31, 2024, the Company purchased furniture and office equipment amounted to $268,438 for the offices in Greece and Hong Kong (Note 9).

During 2022, the Company sold a vehicle for $24,173 with a net book value of $32,505 and realized a loss of $8,332.

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

5.
Payables to vessel owners

Payables to vessel owners include amounts related to commercial management services.

The Company has entered into commercial management agreements for certain vessels. Under the terms of these agreements, the Company collects freight and other revenues and pays voyage expenses on behalf of the vessel owning subsidiaries. Outstanding payable balances are recorded in accounts payable to vessel owners.

Payables to vessel owners as of December 31, 2024 and 2023 consist of the following:

	December 31,
	2024	2023
Payables to non-pool vessels	5,085,232	4,907,672
Total	5,085,232	4,907,672

6.
Income tax

HMI serves as a holding company for a group of companies primarily engaged in the international operation of ships. Generally, income from the international operation of ships is subject to preferential tax regimes in the countries where the ship owning or operating companies are incorporated and exempt from income tax in other countries where the ships call due to the application of income tax treaties or, in the case of the United States, treaties or Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”). Among other things, in order to qualify, the Company must be incorporated in a country, which grants an equivalent exemption to U.S. corporations and must satisfy certain qualified ownership requirements.

Income earned by the Company organized outside of the United States that is not derived in connection with the international operation of ships (as such term is defined by Section 883 of the Code and the regulations promulgated there under) or earned in countries without preferential tax regimes is subject to income tax in the countries where such income is earned. Section 887 of the Code imposes a 4% gross basis tax on U.S. source gross transportation income (“USSGTI”). USSGTI is 50% of the gross revenue derived from voyages that begin or end in the United States. The Non-consolidated Pool Subsidiaries of the Company earn USSGTI. The Non-consolidated Pool Subsidiaries are incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, these subsidiaries are not subject to income tax. The Marshall Islands has been officially recognized by the Internal Revenue Service as a qualified foreign country that currently grants the requisite equivalent exemption from tax. In addition, these subsidiaries satisfy one of the ownership tests required by Section 883 and are therefore exempt from U.S. income tax on their transportation income derived from the operation of their chartered vessels to or from U.S. ports.

Uncertain tax positions are evaluated under the more likely-than-not threshold for financial statement recognition and measurement for tax positions taken or expected to be taken in a tax return. The Company reviews its tax positions annually and adjusts its tax reserve balances as more information becomes available. No such reserve was deemed necessary as of December 31, 2024 and 2023.

For the years ended December 31, 2024, 2023, and 2022, the Company did not recognize any taxable profits. This was primarily due to the preferential tax regimes applicable to the international operation of ships, as well as the utilization of tax loss carryforwards by certain subsidiaries in various jurisdictions. As a result, no income tax expense or benefit was recorded for any of the periods presented.

7.
Revenues

Trade revenues for the years ended December 31, 2024, 2023 and 2022 consists of the following items:

	December 31,
	2024	2023	2022
Commission revenue	2,072,752	3,409,716	2,587,819
Management fee revenue	1,111,791	1,173,139	954,348
Other revenue	149,599	347,419	382,827
Total	3,334,142	4,930,274	3,924,994

Voyage and Time charter revenues for the years ended December 31, 2024, 2023 and 2022 consists of the following items:

	December 31,
	2024	2023	2022
Charter hire revenue	15,260,157	22,047,017	5,827,179
Voyage revenue	-	-	3,742,434
Address commissions	(79,457)	(78,338)	(102,240)
Total	15,180,700	21,968,679	9,467,373

As of December 31, 2024, one vessel was employed under time charter agreement with remaining tenor of 0.3 years.

As of December 31, 2024, 2023 and 2022 there were no voyage expenses incurred between the contract date and the date of the vessel’s arrival to the load port and no unearned revenue related to undelivered performance obligations.

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

8.
Shareholders’ equity

As of December 31, 2024 and 2023 there were common shares as follows: 500 Class A shares authorized and 96 issued and outstanding and 7,999,500 Class B shares authorized and no shares issued and outstanding, without par value. Each Class A share entitles the holder to one vote on all matters with respect to which shareholders vote and each Class B share does not entitle its holder to any voting rights.

As of December 31, 2024 and 2023, HMI is equally owned by Rhea Marine Ltd. and Maistros Shipinvest Corp. following a share purchase agreement (the “JV Agreement”) that the two entities entered into in January 2022. The JV Agreement provides the right to each shareholder to appoint two members in the Board of Directors of HMI. The purpose of the joint venture is for HMI to grow into new sectors relating to its pool and commercial management services. As a result of the JV Agreement, Maistros Shipinvest Corp. contributed an amount of $2,000,000 in cash to HMI in 2022, which was recorded as an increase in Additional Paid-in Capital. Furthermore, certain pool agreements including, among others, the provision of commercial management services, were entered into between the Company and certain vessel-owning companies related with Maistros Shipinvest Corp. In addition, at the time of entering into the JV agreement, the Company agreed to employ certain employees of affiliated entities of Maistros Shipinvest Corp.. As a result of the JV Agreement, HMI meets the definition of a joint venture in accordance with the provisions of the Accounting Standards Codification (“ASC”) Subtopic 323-10, “Investments—Equity Method and Joint Ventures” (“ASC 323-10”), contributions relating to the pool agreements and the employees of affiliated entities of Maistros Shipinvest Corp. were recognized at Maistros Shipinvest Corp.’s historical cost basis being nil. The significant factors considered and judgments made in determining that the power to direct the activities of HMI that most significantly impact its economic performance are shared, are that all significant business decisions over operating and financial policies of HMI require consent from each of Rhea Marine Ltd. and Maistros Shipinvest Corp.

On August 1, 2023, the board of directors of the Company declared a cash distribution of $260,417 per common share. The total cash distribution of $25,000,000 was paid on August 11, 2023. No dividends were paid in 2022 and 2024.

9.
Leases

Office lease

We currently have operating leases for our offices in Greece, Singapore, Hong Kong and Dubai.

Greece Office Leases

In December 2020 the Company entered into a new lease agreement in the South suburbs of Athens with an effective date of January 1, 2021, and for a lease term of 3 years.

In December 2023 the Company entered into a new lease agreement with an effective date of February 11, 2024, and for a lease term of 3 years and the previous lease agreement in the South suburbs of Athens was terminated on December 31, 2023.

Singapore Office lease

In May 2023 the Company terminated the office lease and entered into a lease agreement for a term period of 1 year and 10 months effective August 1, 2023 at a new office site in Singapore.

Hong Kong Office lease

In April 2024, the Company entered into a lease agreement in Hong Kong with an effective date of April 17, 2024, and for a lease term of 3 years.

The Company determined that the Greece, Singapore and Hong Kong office leases are operating leases and recorded the related right-of-use-assets within “Right-of-use assets from operating leases” and the lease liabilities within “Operating lease liabilities, current portion” and “Operating lease liabilities, non-current portion” in the accompanying consolidated balance sheets and the lease expenses within “Operating lease expenses” in the accompanying consolidated statements of income. Right-of-use assets and lease liabilities initially recognized, during the year ended December 31, 2024 and 2023, arising from the office leases in Greece, Hong Kong and in Singapore, respectively, were $405,999 and $478,808 respectively.

Dubai Office lease

In May 2023 the Company entered into a new lease agreement in Dubai with an effective date of June 16, 2023, and for a lease term of 1 year. The lease agreement was terminated on February 15, 2024, and the Company immediately signed a new lease agreement, effective from the same date, with a lease term of 1 year. The lease payments of our office lease for the years ended December 31, 2024, 2023 and 2022 were $54,646, $27,798 and nil, respectively. The aggregate future lease payments for this operating lease as of December 31, 2024 were $10,738. On January 29, 2025, the Company entered into a new lease agreement with an effective date of February 15, 2025, and for a lease term of 1 year.

The Company determined the office lease of Dubai to be operating lease. Leases that have an original term of 12 months or less are not recognized on the Company’s consolidated balance sheet, and the lease expense related to those short-term leases is recognized over the lease term within “General and administrative expenses” in the accompanying consolidated statements of income.

Vessel leases

Charter-in vessels

During the year ended December 31, 2022, the Company time chartered-in two vessels that were delivered to the Company in October 2022 with a duration of 8 and 12 months, respectively with no option and one year option period, respectively. The charter-in contracts expired during the year ended December 31, 2023. Therefore, these operating leases were excluded from operating lease right-of-use asset and lease liability recognition on the Company’s consolidated balance sheets.

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

9.
Leases - continued

In August 2023, the Company entered into a time charter agreement with a vessel owner to lease a bulk carrier vessel for an initial lease term of 7 months for $10,425 per day with an additional 9-month optional period. On August 18, 2023 the vessel was delivered to the Company. In May 2024, the vessel was redelivered to her owner. Therefore, this operating lease was excluded from operating lease right-of-use asset and lease liability recognition on Company’s consolidated balance sheets, since it was a short-term lease with a duration of less than 12 months.

Charter hire expenses recognized and paid for vessels time chartered in, that are excluded from operating lease right-of-use asset and lease liability recognition due to original duration of not more than one year, were as follows:

Description	Location in consolidated statements of income	2024	2023	2022
Vessels operating leases	Charter-in expenses	1,320,063	10,505,532	3,412,929

In August 2022 the Company entered into a time charter agreement with a vessel owner to lease one vessel for an initial lease term of 2 years with an additional 1-year option that the Company immediately exercised.

The Company determined this lease to be an operating lease and recorded the related right-of-use-asset within “Right-of-use assets from operating leases” and the lease liabilities within “Operating lease liabilities, current portion” and “Operating lease liabilities, non-current portion” in the accompanying consolidated balance sheet and the operating lease expenses within “Operating lease expenses” in the accompanying consolidated statements of income. Right-of-use assets and lease liabilities initially recognized, during the year ended December 31, 2022, arising from the time charter agreement with the vessel owner, were $25,707,020.

During the year ended December 31, 2023, the lease payments were adjusted due to the fact that the vessel had an off-hire period, in which no lease payment was required. The operating right-of-use asset and lease liability were remeasured utilizing an estimated incremental borrowing rate of 5.25%. As a result of the remeasurement, the right-of-use asset and lease liability decreased by $1,737,851. No gain or loss was recognized upon the remeasurement.

Charter-out vessels

The Company has earned income from chartering out the vessels that have been chartered-in with original term of 12 months or less. For the years ended December 31, 2024, 2023 and 2022 the time charter revenue amounted to $2,059,449, $11,157,694 and $3,412,929, respectively and is included in “Voyage and time charter revenues” in the accompanying consolidated statements of income.

The Company has earned income from chartering out one vessel that has been chartered under a time charter agreement entered into in August 2022 with an initial period exceeding 12 months. For the years ended December 31, 2024, 2023 and 2022, the time charter revenue amounted to $13,121,251, $10,810,985 and $2,401,950, respectively and is included in “Voyage and time charter revenues” in the accompanying consolidated statements of income.

Right-of-use assets and lease liabilities as of December 31, 2024 and 2023 were as follows:

Description	Location in balance sheet	December 31, 2024	December 31, 2023
Non-current assets:
Office leases	Right-of-use assets from operating leases	412,828	394,401
Vessel lease	Right-of-use assets from operating leases	4,634,662	13,645,941
		5,047,490	14,040,342
Liabilities:
Office leases	Operating lease liabilities, current portion	254,877	275,322
Vessel lease	Operating lease liabilities, current portion	4,634,662	9,011,280
Lease liabilities - current portion		4,889,539	9,286,602
Office leases	Operating lease liabilities, non-current portion	179,593	119,079
Vessel lease	Operating lease liabilities, non-current portion	-	4,634,661
Lease liabilities – non-current portion		179,593	4,753,740

The aggregate future lease payments for the Company’s operating leases that have been recognized within ROU assets as of December 31, 2024 were as follows:

2025	4,952,033
2026	153,390
2027	33,667
Total lease payments	5,139,090
Less: imputed interest	(69,958)
Present value of lease liabilities	5,069,132

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

9.
Leases - continued

The table below presents the components of the Company’s lease expenses.

Description	Location in consolidated statements of income	2024	2023	2022
Lease expense for office leases	Operating lease expenses	390,632	289,442	182,606
Lease expense for vessel lease	Operating lease expenses	9,476,459	7,788,392	3,332,420
Total		9,867,091	8,077,834	3,515,026

For our office leases and time charter-in arrangement, the weighted average discount rates used to calculate the operating lease liability were 5.75% and 5.25%, respectively. Lease payments of our office leases and time charter-in arrangement with original duration above one year for the years ended December 31, 2024, 2023 and 2022 amounted to $9,882,108, $8,049,546 and $4,333,002 respectively. The weighted average remaining lease term on our office leases and a time chartered-in vessel as of December 31, 2024 is 16.25 months.

10.
Payables to sharing partner and assignees

During the year ended December 31, 2022, the Company entered into an arrangement associated with one vessel classified as a "right of use asset” (Note 9) that has time chartered in from an unrelated party (the “Lessor A”) based on a charter-in agreement, whereby the net profits or losses earned by the Company on its employment are equally shared with another unrelated party (“Sharing partner”) based on the specified terms in the respective profit and loss sharing agreement (the “Sharing agreement”). Since the Sharing agreement is a contract between the Company and the Sharing partner (i.e. Lessor A is not a party to the Sharing agreement) and there is no alteration or termination to the charter-in agreement that takes place at the time of the Sharing agreement, the terms in the charter-in agreement are in full effect notwithstanding the execution of the Sharing agreement. Therefore, the Company has not been released as the primary obligor for the charter-in agreement and records the entire ROU asset and liability in the accompanying consolidated balance sheet as well as the revenues generated from the operation of the vessel in the consolidated statements of income. During the year ended December 31, 2022, the Company received from the Sharing partner an upfront cash payment of $972,089. As of December 31, 2024 and 2023, the balance of $972,089 has been included in “Payables to sharing partner and assignee” under current liabilities and in “Payables to sharing partner” under the non-current liabilities, in the accompanying consolidated balance sheets, respectively, since the repayment date is due at the end of the agreement in 2025.

During the year ended December 31, 2023, Heidmar Investments LLC., a fully-owned consolidated subsidiary of Heidmar Inc. (“Assignor"), entered into a profit and loss sharing agreement (the “Agreement”) with Assignee A and an unrelated party, (“Assignee B”) for one vessel (the “Vessel”) which the Assignor chartered-in from an unrelated party (the “Lessor B”) for an initial lease term of 7 months for $10,425 per day with an additional 9-month optional period, in the Company’s option based on a charter-in agreement (Note 9). The Agreement is a share of profits and losses between the Assignor and the Assignees wherein the Assignees will assume the 90% of the Assignor’s monthly charter hire and voyage expenses and in return will be assigned 90% of the revenues earned by the Vessel. The Assignor retains the remaining 10% interest (the “Result”). Since the Agreement is a contract between the Assignor and the Assignees (i.e. the Lessor B is not a party to the Agreement) and there is no alteration or termination to the charter-in agreement that takes place at the time of the Agreement, the terms in the charter-in agreement are in full effect notwithstanding execution of the Agreement. Therefore, the Assignor has not been released as the primary obligor for the charter-in agreement and records the entire charter-in expense and the revenues generated from the operation of the Vessel in the accompanying consolidated statement of income. During the year ended December 31, 2023, the Assignor received from Assignee A an upfront cash payment and a subsequent cash payment of $491,661 and $287,358, respectively, and from Assignee B an upfront cash payment and a subsequent cash payment of $393,330 and $229,885, respectively, which have been included in “Payables to assignee, related party” and “Payables to sharing partner and assignee”, respectively, in the accompanying consolidated balance sheets. During the year ended December 31, 2024, the abovementioned amounts were repaid to Assignee A and Assignee B.

HMI concluded that both profit and loss sharing agreements should be accounted for as debt under ASC 470-10 because of the Company’s significant continuing involvement in the generation of the cash flows of both vessels.

The Company treated the aggregate proceeds of $972,089 related to the Sharing agreement and the $1,402,234 related to the Agreement as the principal amounts of the debt. The additional amounts in excess of $972,089 and $1,402,234, comprising of interest, that will be paid to the Sharing partner and the Assignees, respectively, will be recognized as interest over the life of the debt using the effective interest method.

During the years ended December 31, 2024, 2023 and 2022, the accrued interest costs of the Sharing agreement and the Agreement, based on the effective interest method, were $1,900,805, $1,373,446 and $751,431, respectively, and are presented under “Finance costs” and “Finance costs, related party” in the accompanying consolidated statements of income (Note 12).

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

10.
Payables to sharing partner and assignees - continued

Payables to sharing partner and assignees within total liabilities in the consolidated balance sheets as of December 31, 2024 and 2023 are analyzed as follows:

	Payable to sharing partner	Payable to Assignee A (Note 3)	Payable to Assignee B	Total
January 1, 2023	1,260,874	-	-	1,260,874
Proceeds	-	779,019	623,215	1,402,234
Interest cost	1,364,659	4,833	3,954	1,373,446
Interest paid	(1,423,179)	-	-	(1,423,179)
December 31, 2023	1,202,354	783,852	627,169	2,613,375
Less: Current liabilities	(230,265)	(783,852)	(627,169)	(1,641,286)
Non-current liabilities	972,089	-	-	972,089
January 1, 2024	1,202,354	783,852	627,169	2,613,375
Interest cost	1,760,591	77,117	63,097	1,900,805
Interest paid	(1,670,051)	(21,058)	(16,847)	(1,707,956)
Repayments	-	(779,019)	(623,215)	(1,402,234)
December 31, 2024	1,292,894	60,892	50,204	1,403,990
Less: Current liabilities	(1,292,894)	(60,892)	(50,204)	(1,403,990)
Non-current liabilities	-	-	-	-

11.
Commitments and Contingencies

Operating Leases

As of December 31, 2024, the Company has entered into lease agreements expiring in 2025, 2025, 2027 and 2027 for office facilities in Dubai, Singapore, Greece and Hong Kong, respectively. The future minimum payments are described in Note 9.

Fixed Time Charter Commitments

We had the following future minimum fixed time charter hire receipts based on non-cancelable long-term fixed time charter contracts as of December 31, 2024:

Less than one year	4,176,000
Total lease receipts	4,176,000

Contingencies

In the ordinary course of operations, the Company becomes party to various claims initiated by charterers, ship owners, and other parties. The Company believes the ultimate settlement of such claims is adequately provided for by insurance such that their ultimate outcome will not have a material effect on the Company’s consolidated business, financial position, or results of operations, although there is an inability to predict with certainty the ultimate outcome of such claims.

12.
Finance Costs

Finance costs for the years ended December 31, 2024, 2023 and 2022 consists of the following items:

	December 31,
	2024	2023	2022
Interest cost (Sharing agreement)	1,760,591	1,364,659	751,431
Accretion of interest expense of acquisition installments payable	9,307	-	-
Interest cost Assignee A, related party (Agreement)	77,117	4,833	-
Interest cost Assignee B (Agreement)	63,097	3,954	-
Total	1,910,112	1,373,446	751,431

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

13.
Inventories

Inventories as of December 31, 2024 and 2023 consist of the following:

	December 31,
	2024	2023
Bunkers	-	353,215
EU Emissions Trading System allowances	612,165	849,706
Total	612,165	1,202,921

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Shipping companies have to surrender their first EU ETS allowances by September 30, 2025, for emissions reported in 2024. As of December 31, 2023, the Company had purchased EU ETS units for trading purposes, and by December 31, 2024, it had sold a portion of these EU ETS units, recognizing a total realized loss of $10,513 from the sales, presented under “Loss on inventories” in the accompanying consolidated statement of income. In addition, the Company recognized an noncash allowance of $91,243 on its remaining EU ETS units, to present them in their net realizable value, which is also presented under “Loss on inventories” in the accompanying consolidated statement of income.

14.
Accounts payable and accrued expenses

Accounts payable and accrued expenses as of December 31, 2024 and 2023 consist of the following:

	December 31,
	2024	2023
Trade accounts payable	856,558	659,442
Accrued expenses	873,750	1,081,173
Total	1,730,308	1,740,615

15.
Business Combination

On March 13, 2024, Heidmar Inc. signed an agreement with Huwell Ship Management Limited for the acquisition of 100% shares of Landbridge Ship Management (HK) Limited (“LBSM”), a company incorporated in Hong Kong in 2018, for a total consideration of $0.8 million. LBSM provides technical management services to tanker and bulker vessels. Upon the acquisition, control was obtained of the company, whereby Heidmar Inc. expanded its operations to technical management services for individual vessels.

The Company performed an assessment, as defined under ASC 805, Business Combinations, and concluded that the acquisition of LBSM is an acquisition of a business. Goodwill is recognized as the excess of the consideration transferred over the net of the acquisition-date fair value of the identifiable assets acquired and the liabilities assumed. Synergies and other benefits that are expected from the combination are considered in the measurement of goodwill as part of the consideration transferred. The goodwill arising from the acquisition mainly comprises the synergies expected by combining the knowledge of the commercial and the technical management operations of Heidmar Inc. and LBSM.

The following table summarizes the total consideration paid for LBSM and the allocation of purchase price to the estimated fair value of the assets acquired and liabilities assumed, if any, at the acquisition date:

Cash consideration	400,000
Acquisition installments payable (matures in August 2026)	385,156
Fair value of total purchase consideration	$785,156
Assets
Technical License*	$441,000
Total fair value of net assets acquired	$441,000
Goodwill	$344,156

*The technical license provides the Company with the right and opportunity to operate within the specific jurisdiction of Hong Kong. The license is issued by a relevant regulatory or certifying body and is necessary to meet industry-specific technical, safety, or operational standards required by local authorities.

Preliminary fair value of the net assets acquired was determined in the six-month period ended June 30, 2024. Measurement period adjustments were recorded during the second half of 2024.

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

15.
Business Combination - Continued

The following table presents the preliminary purchase price allocation for the acquisition. Measurement period adjustments were based upon information obtained about facts and circumstances that existed at the acquisition date.

Assets acquired	Preliminary Purchase Price Allocation	Measurement Period Adjustments	Final Purchase Price Allocation (as adjusted)
Trademark	171,000	(171,000)	-
Technical License	441,000	-	441,000
Total fair value of net assets acquired	612,000	(171,000)	441,000
Fair value of total purchase consideration	785,156	-	785,156
Less: Net assets acquired	(612,000)	171,000	(441,000)
Goodwill	173,156	171,000	344,156

The previously recognized trademark, amounting to $171,000 was removed from identifiable intangible assets, as it did not meet the recognition criteria for an intangible asset. This adjustment was recognized as measurement period adjustment, resulting in an increase of $171,000 in the carrying value of goodwill. There was no impact on the consolidated statement of income.

As of December 31, 2024, an amount of $262,205 represents the outstanding purchase consideration, which will be settled in monthly installments until August 2026. During the year ended December 31, 2024, an amount of $132,258 was paid related to the acquisition installments, which included a finance cost of $9,307, relating to accretion of interest expense attributable to the acquisition installments payable and presented under “Finance costs” in the accompanying consolidated statement of income. Acquisition installments payable We had the following future acquisition installments payable in respect of LBSM acquisition as of December 31, 2024:

Acquisition installments payable

We had the following future acquisition installments payable in respect of LBSM acquisition as of December 31, 2024:

Less than one year	200,000
Later than one year but less than two years	67,742
Total	267,742
Less: imputed interest	(5,537)
Present value of acquisition installment payable	262,205

As of December 31, 2024, Intangible Asset, net was as follows:

Description	Location in balance sheet	December 31, 2024
Technical License (Amortizable intangible asset)	Intangible Asset, net	420,328
		420,328

The balance for intangible asset as of December 31, 2024 is detailed below:

	Remaining Weighted Average Amortization period (in years)	Gross Amortizable Intangible Asset	Accumulated Amortization	Net Amortizable Intangible Asset
Technical License	14.25	$441,000	$20,672	$420,328

Estimated amortization expense of the intangible asset to be recognized by the Company is as follows:

2025	29,400
2026	29,400
2027	29,400
2028	29,400
2029	29,400
Thereafter	273,328
Total	420,328

Revenues and net loss of LBSM for the period from the acquisition date to December 31, 2024 are $402,557 and $296,624, respectively.

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

15.
Business Combination - Continued

The following table represents the unaudited pro forma revenues and net income assuming the acquisition of LBSM occurred on January 1, 2023.

	December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Revenues	29,045,539	49,224,046
Net income	1,816,793	19,178,107

16.
Joint Ventures

On January 18, 2024, Heidmar Investments LLC, a subsidiary of HMI, entered into a joint venture agreement with Bainbridge Navigation Pte. Ltd. (“Bainbridge”) based on which a new company named BH Cape Holdings Pte. Ltd. (“BH Cape Holdings”) was formed equally owned by Bainbridge and Heidmar Investments LLC. Bainbridge is a company incorporated under the laws of Singapore engaging in the chartering of dry bulk vessels worldwide.

The shares of BH Cape Holdings were issued with no par value. For the year ended December 31, 2024, an amount of $2,428,973 was contributed to BH Cape Holdings by the Company. The newly formed company operates in the commercial management of bulk carrier vessels worldwide. Under the joint venture agreement Heidmar Investments LLC and Bainbridge each have a 50% share in the net results of BH Cape Holdings. The board of BH Cape Holdings comprises of four directors, two directors from each of HMI and Bainbridge. Following the joint venture agreement, BH Cape Holdings meets the definition of a joint venture in accordance with the provisions of the ASC 323-10, “Investments—Equity Method and Joint Ventures”. Heidmar Inc. exercises joint control over BH Cape Holdings since all strategic decisions, including the approval of the budget, require the unanimous approval and consent of all four directors of BH Cape Holdings.

BH Cape Holdings had operations during the year ended December 31, 2024 and the Company recognized a share of loss amounting to $859,400, presented under “Share of loss from joint venture” in the accompanying consolidated statement of income, representing the share of the joint venture’s net loss, based on the Company’s relative holding. As of December 31, 2024, the carrying amount of the investment in this joint venture is $1,569,573. This amount represents the Company’s contributions to fund the operations of BH Cape Holdings of $2,428,973, partially offset by the share of loss from the joint venture of $859,400 and is included in “Investment in joint venture” in the accompanying consolidated balance sheet. As of December 31, 2024, the carrying value of the Company’s investment in this joint venture was $467,060 higher than its interest in the investee’s underlying net assets. This basis difference is not related to specific assets or liabilities of the investee and has been recognized as equity method goodwill.

The summarized financial information presented in the following table presents the joint venture on a 100% basis.

Summarized Balance sheet	2024
Assets
Cash and cash equivalents	365,152
Other current assets	2,937,096
Total Current Assets	3,302,248
Total Assets	3,302,248
Shareholders’ Equity
Additional paid-in capital	3,923,827
Accumulated losses	(1,718,800)
Total Shareholders’ Equity	2,205,027
Liabilities
Accounts payable and accrued expenses	1,097,221
Total Current Liabilities	1,097,221
Total Liabilities	1,097,221
Total Liabilities and Shareholders’ Equity	3,302,248

Summarized Statement of Income	2024
Voyage and time charter revenues	3,182,372
Charter-in expenses	(2,879,797)
Voyage expenses	(1,544,569)
General and administrative expenses	(193,605)
Loss on freight forward agreements	(278,409)
Other expenses, net	(4,792)
Loss for the period	(1,718,800)

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

17.
Earnings per share

Basic and diluted earnings per share is presented below.

	December 31,
	2024	2023	2022
Net income attributable to Company’s shareholders	1,913,451	19,554,198	16,180,949
Weighted average shares outstanding basic:
Common shares (Class A)	96	96	96
Earnings per share – Basic and diluted	$19,931.78	$203,689.56	$168,551.55

18.
Fair Value

The carrying values of cash and cash equivalents, receivables from related parties, other receivables, payables to vessel owners, accounts payable and accrued expenses, payables to sharing partner and assignee, payables to assignee, related party, payables to shareholder, and payables to related parties are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the loan receivable (Note 3) approximates its carrying value due to its variable interest rate, being SOFR and its short-term nature. Furthermore, the Company believes that the terms are similar to those that could be procured as of December 31, 2024. SOFR rates are observable at commonly quoted intervals for the full term of the loan and hence variable rate loans are considered Level 2 items. The fair value of identifiable intangible asset was based on valuations using the income approach, inputs which would be considered Level 3 under the fair value hierarchy. The valuation methodology and the significant unobservable inputs are set out below.

	Valuation technique	Significant other unobservable input	Value
Identifiable intangible asset	Discounted Cash Flow Model	Weighted average cost of capital	28%
		Long-term revenue growth rate	3%
		Long-term after-tax net operating profit margin	11%

19.
Segment Reporting

The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), receives financial information and evaluates the Company’s operations by total revenues and not by type of business activity. The CODM does not use discrete financial information to evaluate the operating results for each business activity but is instead regularly provided with the consolidated expenses as noted on the face of the consolidated statements of income and an analysis of general and administrative expenses per office location. Although revenue can be identified for each business activity, management cannot and does not identify expenses, profitability, or other financial information for these various types of business activities. As a result, the CODM reviews operating results by total profitability and the CODM assesses performance of the Company and decides how to allocate resources based on consolidated net income. Thus, the Company has determined that it operates under one reportable segment.

The CODM regularly reviews general and administrative expenses by geographic region and by category to monitor actual spending against internal budgets. The following table presents significant general and administrative expense categories on the same basis provided to the CODM.

For the year ended December 31, 2024:

General & Administrative Expense Category	Greece office	Singapore Office	Dubai Office	Hong-Kong office	UK office	Total
Employee remuneration	4,360,185	1,224,812	835,185	663,132	1,966,132	9,049,446
IT expenses	629,900	9,456	172	7,083	5,988	652,599
Professional fees	1,246,513	8,491	31,770	18,452	36,938	1,342,164
Travel, marketing and communication expenses	301,019	61,718	37,859	34,240	131,774	566,610
Office expenses	733,744	16,010	72,179	29,842	194,660	1,046,435
Other expenses	59,033	38,361	57,326	57,406	30,219	242,345
Total	7,330,394	1,358,848	1,034,491	810,155	2,365,711	12,899,599

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

19.
Segment Reporting - Continued

For the year ended December 31, 2023:

General & Administrative Expense Category	Greece office	Singapore Office	Dubai Office	Hong-Kong office	UK office	Total
Employee remuneration	3,334,028	1,476,590	768,993	-	1,599,675	7,179,286
IT expenses	256,465	15,585	1,647	-	17,488	291,185
Professional fees	977,727	20,891	63,970	-	39,814	1,102,402
Travel, marketing and communication expenses	247,215	128,171	56,789	-	122,418	554,593
Office expenses	558,891	8,538	8,052	-	144,903	720,384
Other expenses	132,549	65,545	18,785	-	34,987	251,866
Total	5,506,875	1,715,320	918,236	-	1,959,285	10,099,716

For the year ended December 31, 2022:

General & Administrative Expense Category	Greece office	Singapore Office	Dubai Office	Hong-Kong office	UK office	Total
Employee remuneration	1,767,418	882,323	-	-	1,383,409	4,033,150
IT expenses	191,819	51,203	-	-	19,473	262,495
Professional fees	123,649	14,839	-	-	44,985	183,473
Travel, marketing and communication expenses	125,961	53,688	-	-	119,067	298,716
Office expenses	119,312	5,625	-	-	3,070	128,007
Other expenses	98,801	26,346	-	-	29,157	154,304
Total	2,426,960	1,034,024	-	-	1,599,161	5,060,145

The total general and administrative expenses of $12,899,599, $10,099,716 and $5,060,145 for the years ended December 31, 2024, 2023 and 2022, respectively, as disaggregated by geography above, reconcile in full to the consolidated amounts of general and administrative expenses presented in the accompanying consolidated statements of income.

The Company discloses in the table below the geographical information of revenues in accordance with ASC 280. Revenues are attributed to individual countries based on the location of the customer, which is determined by the customer's country of domicile as specified in the charter party agreements or other commercial arrangements. During the years ended December 31, 2024, 2023 and 2022, countries that individually represent more than 10% of total revenues are disclosed separately, while revenues from all other countries are aggregated and presented under "Other."

	Year ended December 31,
Country	2024	2023	2022
Singapore	13,741,100	21,991,563	6,075,922
Marshall Islands	10,855,355	23,470,371	17,405,139
United Arab Emirates	-	-	3,648,873
Other	4,353,418	3,635,502	2,933,944
Total revenues	28,949,873	49,097,436	30,063,878

During the years ended December 31, 2024, 2023 and 2022 three customers, accounted for 10% or more of the Company’s revenues.

	Year ended December 31,
Customer	2024	2023	2022
A (Singapore)	45%	22%	-
B (Marshall Islands)	13%	-	-
C (Marshall Islands)	13%	11%	14%
D (Marshall Islands)	-	17%	21%
E (United Arab Emirates)	-	-	12%

20.
Subsequent Events

On February 7, 2025, the Company was awarded a contract to provide a PSV and crew for supply tours in the North Sea. The contract is for five years and has three one-year extension options. The Company has expanded its service offering to include commercial management services for the offshore sector. The Company has signed a charter agreement with the platform supply vessel’s (PSV) registered owners to lease the PSV for five years with three one-year extension options. The Company took delivery of the PSV on April 15, 2025.

On February 12, 2025, the sole director of the Company declared a cash distribution of $83,333 per common share. The total cash distribution of $8,000,000 was paid on February 13, 2025.

Heidmar Inc.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

On February 19, 2025, MGO Global Inc. (“MGO”) and the Company successfully completed their business combination. Immediately after the effective time of the business combination, Heidmar’s shareholders transferred all of their shares of common stock of Heidmar to Heidmar Maritime Holdings Corp. (“Holdings”). In addition, MGO merged with a subsidiary of Holdings, with MGO continuing as the surviving entity and a wholly owned subsidiary of Holdings. As a result of the transaction, both MGO and Heidmar have become wholly owned subsidiaries of Holdings. Beginning on February 20, 2025, Holdings commenced trading on the Nasdaq Capital Market under the ticker symbol “HMR.”

Heidmar Maritime Holdings Corp.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of

Heidmar Maritime Holdings Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Heidmar Maritime Holdings Corp. (the "Company") as of December 31, 2024, the related consolidated statements of operations, shareholder’s equity, and cash flows, for the period from May 7, 2024 (inception date) to December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from May 7, 2024 (inception date) to December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

May 15, 2025

We have served as the Company's auditor since 2025.

Heidmar Maritime Holdings Corp.

Consolidated Balance Sheet

(Expressed in United States Dollars)

December 31, 2024
Assets
Total assets	-

Shareholder’s equity and liabilities
Current liabilities
Accrued expenses (Note 4)	742,598
Payables to parent company (Note 3)	173,397
Total current liabilities	915,995
Total liabilities	915,995

Shareholder’s equity
Share capital, $0.001 par value (100 shares authorized, issued and outstanding as of December 31, 2024) (Note 1)	-
Accumulated deficit	(915,995)
Total shareholder’s equity	(915,995)

Total shareholder’s equity and liabilities	-

The accompanying notes are an integral part of these consolidated financial statements.

Heidmar Maritime Holdings Corp.

Consolidated Statement of Operations

(Expressed in United States Dollars)

For the period May 7, 2024 to December 31, 2024
Operating Expenses
General and administrative expenses	915,995
Total operating expenses	915,995
Operating loss	915,995

Net loss for the period	915,995

Loss per share
Basic and diluted	$(9,159.95)

Weighted-average shares outstanding
Basic and diluted	100

The accompanying notes are an integral part of these consolidated financial statements.

Heidmar Maritime Holdings Corp.

Consolidated Statement of Shareholder’s Equity

For the period from May 7, 2024 to December 31, 2024

(Expressed in United States Dollars, except number of shares)

	Share Capital Common shares (Note 1)		Accumulated deficit	Total shareholder’s equity
	No of shares	Amount
May 7, 2024 (inception date)	-	-	-	-
Issuance of common shares	100	-	-	-
Net loss for the period	-	-	(915,995)	(915,995)
Balance, December 31, 2024	100	-	(915,995)	(915,995)

The accompanying notes are an integral part of these consolidated financial statements.

Heidmar Maritime Holdings Corp.

Consolidated Statement of Cash flows

(Expressed in United States Dollars)

For the period May 7, 2024 to December 31, 2024
Cash flows from operating activities
Net loss for the period	(915,995)
Adjustments to reconcile net loss for the period to net cash used in operating activities:
Changes in assets and liabilities:
Accrued expenses	742,598
Net cash used in operating activities	(173,397)

Cash flows from financing activities
Advances from parent company	173,397
Net cash provided by financing activities	173,397

Net change in cash and cash equivalents	-
Cash and cash equivalents at the beginning of the period	-
Cash and cash equivalents at the end of the period	-

The accompanying notes are an integral part of these consolidated financial statements.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(All amounts in US Dollars, unless otherwise stated)

1.
Basis of Presentation and General Information

Heidmar Maritime Holdings Corp. (the “Company”), was incorporated by Heidmar Inc. (or “Heidmar” or “Parent”) on May 7, 2024 under the laws of the Republic of the Marshall Islands, having a share capital of 100 registered shares, at $0.001 par value, issued to the Parent. The shares were issued for no consideration. On June 18, 2024, MGO Global Inc. (“MGO”), Heidmar, the Company, HMR Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of the Company, and Rhea Marine Ltd. and Maistros Shipinvest Corp. (together, the “Heidmar Shareholders”) entered into a Business Combination Agreement, which provided for a business combination between MGO and Heidmar, as a result of which, MGO and Heidmar would become wholly owned subsidiaries of the Company. On December 17, 2024 and on January 31, 2025, the relevant parties entered into the first and the second amendments to the Business Combination Agreement, respectively. The Business Combination Agreement, as amended by the first and the second amendments to the Business Combination Agreement is collectively referred to as the “Business Combination Agreement.”.

Pursuant to the Business Combination Agreement, on February 19, 2025, (i) MGO merged with and into Merger Sub, with MGO surviving the merger as a wholly owned subsidiary of the Company and (ii) the Heidmar Shareholders transferred all of their common shares of Heidmar to the Company, with Heidmar Inc. becoming a wholly owned subsidiary of the Company. As consideration, pursuant to the Business Combination Agreement, the Company issued to (a) the stockholders of MGO an aggregate of 3,212,365 of the Company’s common shares, par value $0.001 per share (“common shares”), (b) MGO’s financial advisor 1,413,462 common shares and (c) the Heidmar Shareholders an aggregate of 52,476,758 common shares (the foregoing, together with the other transactions contemplated by the Business Combination Agreement, is referred to herein as the “Business Combination”)

On February 20, 2025, the Company’s common shares commenced trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “HMR” (Note 6).

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP (“US GAAP).

At December 31, 2024, the Company had a working capital deficit of $915,995. The Company expects to finance its working capital deficit through additional Parent’s financial support. Therefore, the accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.

2.
Significant Accounting Policies

Use of Estimates: The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Loss per common share: Basic loss per share is computed by dividing net loss attributable to common shareholder by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities.

Diluted earnings/(loss) per share gives effect to all potentially dilutive securities to the extent that they are dilutive. No potentially dilutive securities existed as of December 31, 2024.

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s suppliers utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. Resulting gains or losses are separately reflected in the accompanying consolidated statement of operations.

General and administrative expenses: General and administrative expenses include, but not limited to, audit and legal fees and other such professional fees and expenses.

Recent Accounting Pronouncements: Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

3.
Payables to parent company

As of December 31, 2024, payables to the Parent, amounted to $173,397. This balance represents amounts paid by Heidmar Inc. on behalf of the Company for working capital purposes, related to expenses incurred in connection with the Company's proposed listing on the Nasdaq. This balance is unsecured, with no fixed payment terms, interest free and repayable upon demand.

4.
Accrued expenses

As of December 31, 2024, accrued expenses amounted to $742,598. This balance relates to legal, accounting, audit and printing fees incurred in connection with the Company’s proposed listing on the Nasdaq.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(All amounts in US Dollars, unless otherwise stated)

5.
Loss per share

Basic and diluted loss per share is presented below.

2024
Net loss attributable to Company’s shareholder	(915,995)
Weighted average shares outstanding basic:
Common shares	100
Loss per share – Basic and diluted	$(9,159.95)

6.
Subsequent Events:

On February 19, 2025, MGO and Heidmar successfully completed the Business Combination. Immediately after the effective time of the Business Combination, Heidmar Shareholders transferred all of their common shares of Heidmar to the Company. In addition, MGO merged with Merger Sub, with MGO continuing as the surviving entity and a wholly owned subsidiary of the Company. As a result of the transaction, both MGO and Heidmar have become wholly owned subsidiaries of the Company. Beginning on February 20, 2025, the Company’s common shares commenced trading on Nasdaq under the ticker symbol “HMR”. In connection with the consummation of the Business Combination, on February 19, 2025, the Company’s articles of incorporation were amended and restated. Following the amendment, the Company’s authorized capital stock consisted of 450,000,000 common shares with a par value of $0.001 per share and 50,000,000 preferred shares with a par value of $0.001 per share. Upon consummation of the Business Combination, the Company issued an aggregate of 57,102,585 common shares.