Form 20-F
period 2025-12-31
Heidmar Maritime Holdings Corp.
filed 2026-04-30
CIK 2029471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

58,409,823 common shares, par value $0.001 per share

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

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
•
the impact of the current U.S. presidential administration on the economy, future laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions;
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
•
changes in demand for tankers and dry bulk vessel capacity;
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
•
potential conflicts of interest involving members of the Heidmar Maritime Holding Board and senior management;
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

Customers, in particular those in the shipping industry, have an increasingly high focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, or a continuous decrease in the quality concerning one or more vessels occurring over time. Moreover, continuously increasing requirements from oil industry constituents can further complicate our ability to meet the standards. If we fail to comply, either suddenly or over a period of time, with our pooling, management and charter agreements or the expectations or requirements of our customers, or if customers, in particular oil operators, increase their requirements above and beyond what we deliver, this may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

We rely on our charterers and pool members to provide the vessels we manage, and if they do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition, and results of operations could be adversely affected.

We rely on third parties and related parties to provide the vessels that we commercially manage, charter and operate, and this reliance will continue even though we now own a vessel. Should we experience complications with any of the third-party vessels, we may need to delay or cancel charters. We face the risk that any of the companies that are engaged in our commercial vessel management pools (our “Pools”) may not fulfill their contracts and deliver their services on a timely basis, or at all. We have experienced, and may in the future experience, operational complications with our charterers. The ability of our charterers to effectively satisfy our requirements could also be impacted by a charterer’s financial difficulty or damage to their operations caused by fire, terrorist attack, piracy, natural disaster, public health threats, or other events, including the ongoing conflicts between Russia and Ukraine and the U.S. and Israel and Iran. The failure of any of our managed or chartered vessels to perform to our expectations could result in delayed or cancelled charters and harm our business. Our reliance on our and our subsidiaries’ pooling arrangements and our inability to fully control any operational difficulties without them could have a material adverse effect on our business, financial condition and results of operations.

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

Participation in our pools is intended to enhance the financial performance of our customers’ vessels, in part through higher vessel utilization. If we fail to find customers to engage the vessels we manage in a given pool, the profitability of that pool will decline. Further, our income from a pool consists in part of commissions on freight and demurrage. Accordingly, low vessel utilization would adversely impact our results of operations. In addition, if our pools fail to deliver appropriate vessel utilization, our charterers may decline to keep their vessels in the Pools, which would adversely affect our business and its growth. Factors affecting fleet utilization include, but are not limited to: supply of and demand for vessels in the seaborne transportation industry, dry-docking days, as well as any other event that would render a vessel unable to earn revenue.

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

Fuel is a significant, if not the largest, expense in shipping when vessels are under voyage charter. As a result, a lack of availability of fuel and/or an increase in the price of fuel beyond our expectations at the time of charter negotiation may adversely affect our profitability, when our chartered in vessels are on voyage charter. Additionally, our profitability may be adversely affected by fluctuations in fuel prices, as charterers take fuel price increases into account when negotiating charter hire rates. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, particularly economic developments in emerging markets such as China and India, the status of trade relations between countries, including the United States and China, global economic conditions, including recession and inflation, geopolitical developments, supply of and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers and production cuts, war and geopolitical conflicts, including the armed conflicts between Russia and Ukraine and the U.S. and Israel and Iran, unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Further increases in fuel prices in the future may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Other future regulations may have a similar impact.

Any increases to bunker costs have an adverse impact on our operating results and cash flows. This might lead to a decrease in the economic viability of older vessels that lack fuel efficiency and a reduction of useful lives of those vessels.

In the highly competitive international seaborne transportation industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result we may be unable to employ our managed and chartered in vessels profitably.

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
safety record;
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

The financing arrangements of our non-consolidated subsidiaries contain certain restrictive covenants that may limit the liquidity and corporate activities of our non-consolidated subsidiaries, which could limit our non-consolidated subsidiaries’ operational flexibility and have an adverse effect on the financial condition and results of operations of our non-consolidated subsidiaries.

In order to facilitate growth, we have incurred debt at the non-consolidated subsidiary level. Any changes in interest rates may have an adverse effect on our business, financial condition, results of operations and/or cash flows.

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

The terms and conditions of our existing financing arrangements require us or our subsidiaries to maintain specified financial ratios and to satisfy covenants, such as paid-in capital contributions and maintain retained distributions in each of our pools at no less than the amount specified in the relevant pool agreement and/or to maintain a certain number of vessels in a particular Heidmar Pool. Should tanker charter rates or spot market rate values materially decline in the future to an extent that would result in a breach under one or more of the covenants, it could constitute an event of default, and/or cross default, under multiple facilities. Prior thereto, we would need to try and seek waivers or amendments from our lenders with respect to those covenant breaches, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to comply with those covenants, failure to do so may cause the lenders to accelerate the relevant loans. The occurrence of any of these events may materially adversely affect our business.

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

Our top three customers accounted for between 12% and 16% each and in the aggregate 43% of our total operating revenues during the year ended December 31, 2025, equivalent to $23.8 million of our total revenue. If our charter business with any of these customers were to decline, our business, revenues and results of operations would suffer, and this decrease in business could also adversely affect the interest of ship owners to contribute vessels to our Pools.

Further, we rely on a limited number of vessel owners to enter vessels to the Pools. In particular, Capital Maritime and Trading Corp. (“Capital”) has placed most of its tanker vessels, trading in the spot market, into the Pools. The Capital vessels compose 25 of the 49 vessels currently managed by Heidmar and accounted for 37% of our total revenues from the Pools during the year ended December 31, 2025. Capital is owned by the father of the indirect owner of Maistros Shipinvest Corp., one of our major shareholders. A decision by Capital, or any of our other major pool partners, to withdraw its vessels from the Pools may have a material adverse effect on our business, results of operations and financial condition.

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

It is possible that our directors and officers will be influenced by their interests in or affiliation with other shipping companies, or our competitors, and seek to cause us to take courses of action that might involve risks to our other shareholders or adversely affect us or our shareholders. However, we have written policies in our Code of Conduct to address such situations if they arise.

We may be unable to retain key management personnel, which may negatively impact the effectiveness of our management and our results of operations.

Heidmar is a people-based business and people are vital to its success. Our success will depend to a significant extent upon the abilities and efforts of the following personnel: Pankaj Khanna, Niki Fotiou, Andreas Konialidis, Gerry Ventouris, Vassilis Loutradis and Kalliopi Michalopoulou. These and other members of our management, along with the members of our board of directors are crucial to the execution of our business. If these individuals were to no longer be affiliated with Heidmar, or if Heidmar were to otherwise cease to receive advisory services from them, Heidmar may be unable to recruit other management personnel with equivalent talent and experience, and its business and financial condition may suffer as a result. Inadequate policies and reward structures could incentivize negative behaviors, create internal conflict, lead to reputational damage or contribute to failure in attracting and/or retaining personnel. Lack of appropriate consideration of environmental and social issues could also contribute to any inability to attract and retain skilled personnel.

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

“Peak oil” is the year when the maximum rate of extraction of oil is reached. While the International Energy Agency, or the IEA, forecasts “peak oil” to be around 2030 based on countries' stated energy policies and targets. In the IEA's latest World Energy Outlook report from November 2025, the agency introduced a scenario where oil demand would not peak at least before 2050. OPEC maintains that demand for oil will plateau around 2040, despite transition toward other energy sources. Irrespective of “peak oil”, the continuing shift in consumer demand from oil towards other energy resources such as wind energy, solar energy, hydrogen energy or nuclear energy, as well as shifts in government commitments and support for energy transition programs, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Recently, the U.S. government has threatened or enacted trade barriers in order to protect or revive its domestic industries. For example, following the U.S. Supreme Court’s ruling on February 20, 2026 in Learning Resources, Inc. v. Trump that the International Emergency Economic Powers Act does not authorize the President to impose tariffs, the President imposed a temporary import duty of 10 percent, subject to limited exceptions, pursuant to Section 122 of the Trade Act of 1974 and effective as of February 24, 2026, which remains subject to legal challenge. In addition, on March 11 and March 12, 2026 the United States Trade Representative commenced new Section 301 investigations concerning (i) structural excess capacity and production in certain manufacturing sectors against China, the European Union (EU), Singapore, Switzerland, Norway, Indonesia, Malaysia, Cambodia, Thailand, Korea, Vietnam, Taiwan, Bangladesh, Mexico, Japan, and India; and (ii) against 60 countries related to the failure to impose and effectively enforce a prohibition on the importation of goods produced with forced labor. These investigations also may result in the imposition of additional tariffs, retaliatory trade actions or investigations by these countries, or other restrictions on commerce. The situation remains particularly fluid and uncertain and it is unclear whether and to what extent new tariffs (or other new trade barriers) will be adopted, or once adopted, remain in place. Tariffs and other trade barriers can lead to a decrease in shipping traffic and shipping rates both generally and along specific routes, and thereby have an adverse effect on our business, results of operations and financial condition.

Additionally, the U.S. trade confrontation with China may escalate beyond tariffs with a proposal by the Trump administration to impose certain phased service fees to be levied against Chinese vessel owners and operators and on certain Chinese-built vessels calling on U.S. ports, subject to certain exceptions. The proposal of the U.S. Trade Representative (USTR), if adopted as proposed, would require a fee in the amount of $50 per net ton for an arriving vessel “owned or operated by a Chinese entity” and the higher of a fee in the amount of $18 per net ton, or $120 for each container discharged, from an arriving Chinese-built vessel. It is unknown whether and to what extent these new port fees on Chinese shipping companies and vessels will be adopted, or the effect that they would have on us or our industry generally. To the extent these fees (or others like them) disrupt or decrease global shipping, our business could suffer.

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

We are an international company and primarily conduct our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, may be adversely affected by changing economic, political and government conditions in the countries and regions where our managed vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in Venezuela, the Middle East and the South China Sea region and other geographic countries and areas, war (or threatened war), such as those between the U.S. and Israel, and Iran and Russia and Ukraine, or international hostilities, such as increasing tensions between the United States and China or North Korea. Terrorist attacks, as well as the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in Ukraine and the Middle East may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets.

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

Since December 2023, there have been multiple drone and missile attacks on commercial vessels transiting international waters in the southern Red Sea by groups believed to be affiliated with the Yemen-based Houthi rebel group purportedly in response to the military conflict between Israel and Hamas. In addition, the recent armed conflict between the U.S. and Israel, and Iran has caused a de facto closure of the Strait of Hormuz and further disruption of trade routes in the Red Sea, which could have significant impacts in the Middle East region. Indeed, as a result of the conflict in Iran and the resultant volatility in the global oil markets, on March 12, 2026, the United States Department of the Treasury’s Office of Foreign Assets Control (OFAC) issued a general license authorizing, through 12:01 a.m. eastern daylight time on April 11, 2026, the sale, delivery, or offloading of Russian Federation origin crude oil or petroleum products loaded on any vessel on or before 12:01 a.m. eastern daylight time on March 12, 2026, including vessels previously blocked by OFAC under several existing sanctions programs. Also, on March 20, 2026, OFAC issued a general license authorizing, through 12:01 a.m. eastern daylight time on April 19, 2026, the sale, delivery, or offloading of Iranian origin crude oil or petroleum products loaded on any vessel on or before 12:01 a.m. eastern daylight time on March 20, 2026, including vessels previously blocked by OFAC under several existing sanctions programs. We cannot predict the severity or length of the current conditions impacting international shipping in this region and the continuing disruption of the trade routes in the region of the Red Sea. It is also possible that these conditions could have a material and adverse impact on our financial condition, results of operations, and future performance.

The military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum and drybulk products.

Beginning in February of 2022, the United States, the United Kingdom, and the European Union, among other countries, announced various economic sanctions against Russia in connection with its invasion of Ukraine, which may adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia. While in general much uncertainty remains regarding the global impact of the continuation of the conflict in Ukraine, and any potential resolution thereof, it is possible that such tensions could adversely affect our business, financial conditions, operations results, and cash flows.

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

Furthermore, the United States, in conjunction with the G7, has implemented a Russian petroleum “price cap policy” which prohibits a variety specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Further, effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services by U.S. persons to persons location in Russia. An exception exists for the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. As of September 2025, the EU, UK and Canada also agreed to lower their price cap on Russian crude oil from $60 per barrel to $47.60 per barrel. Violations of the petroleum services policy or price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business. While much uncertainty remains, the potential that the EU, in conjunction with the G7, might replace the price cap policy in favor of a full maritime services ban for Russian oil exports may also pose further risks that could adversely affect our business.

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

Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere, but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30.

As we expand our business, we may have difficulty managing our growth, which could increase expenses.

We plan to grow our business by continuing to develop our relationships with vessel owners and charterers and potentially by selective acquisitions, joint ventures or strategic expansion into complementary service offerings.

We may, from time to time, selectively pursue new business lines, strategic acquisitions or joint ventures we believe are complementary to our business. Existing as well as new projects entail opportunity and risk. Any strategic transaction that is a departure from our historical operations in the tanker shipping industry could present unforeseen challenges and result in a competitive disadvantage relative to our more established competitors. For example, in March 2024, we acquired Landbridge Ship Management (HK) Limited, a technical manager of vessels, and have since expanded our services to technical management. We cannot assure you that our expansion into other business lines will be successful, and our inability to realize the anticipated benefits of any acquisitions we enter into may affect our results of operations and financial condition.

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

Our expansion into the management and operation of dry bulk vessels exposes us to certain risks particular to these vessels. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may damage the vessel, which can be expensive and, if not repaired properly, could make the vessel more susceptible to breach at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of the vessel. Any of these circumstances or events may have a material adverse effect on our business, results of operations and financial condition. In addition, the loss of any of our managed vessels or the loss of life or harm to our crew could harm our reputation as a safe and reliable commercial management company.

Charter hire rates for dry bulk vessels are volatile, have fluctuated significantly in recent years, and may decrease below our cash break-even rates in the future, which may adversely affect our business, results of operations and financial condition.

As we expand into the management and operation of dry bulk vessels, we will be increasingly affected by the cyclicality and volatility of the dry bulk shipping industry. Time charter and spot market rates for dry bulk vessels have over the past three years declined below the operating costs of vessels. When we charter our managed vessels pursuant to time charters, we will be exposed to changes in charter rates for dry bulk carriers and such changes may adversely affect our earnings.

Charter rate fluctuations result from changes in the supply and demand for vessel capacity and for the major commodities carried on water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable. Since we currently, and may continue to, charter our managed dry bulk carriers principally in the spot market, we are exposed to the cyclicality and volatility of the spot market. We may not be able to predict whether future spot rates will be sufficient to enable our managed vessels to be operated profitably.

Factors that influence the demand for dry bulk vessel capacity include:

•
supply of and demand for energy resources, commodities, and semi-finished and finished consumer and industrial products;
•
changes in the exploration or production of energy resources, commodities, and semi-finished and finished consumer and industrial products;

•
the location of regional and global exploration, production and manufacturing facilities;
•
availability of credit to finance international trade;
•
the location of consuming regions for energy resources, commodities, and semi-finished and finished consumer and industrial products;
•
the globalization of production and manufacturing;
•
global and regional economic and political conditions, armed conflicts (including the ongoing Russia-Ukraine war, the 2026 U.S./Israel-Iran conflict and related tensions, and trade disruptions in the Red Sea region), and fluctuations in industrial and agricultural production;
•
disruptions and developments in international trade;
•
changes in seaborne and other transportation patterns, including the distance cargo is transported by sea for reasons including but not limited to reductions in canal capacities, geopolitical conflicts, military responses, and rerouting due to security concerns;
•
international sanctions, embargoes, strikes, import and export restrictions, nationalizations, piracy, and terrorist attacks;
•
legal and regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements;
•
weather and acts of God and natural disasters;
•
environmental and other regulatory developments;
•
currency exchange rates, specifically versus USD; and
•
economic slowdowns caused by public health crises, pandemics or other global events.

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

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. Further, the market may fluctuate widely based on a variety of factors including changes in overall market movements, political and economic events, wars (including the ongoing Russia-Ukraine conflict and the 2026 U.S./Israel-Iran conflict), acts of terrorism, natural disasters (including disease, epidemics and pandemics) and changes in interest rates or inflation rates.

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

Due to concern over the risk of climate change, a number of countries, the European Commission and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap-and-trade regimes, carbon taxes, taxonomy of ‘green’ economic activities, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, IMO’s MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur content of fuel oil from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Additionally, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. and further built on the initial strategy on July 7, 2023, at the MEPC’s 80th session, where the MEPC adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships (the “2023 IMO Strategy”), which, in part, includes (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero greenhouse gas (“GHG”) emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: (1) reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and (2) reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. As part of the 2023 IMO Strategy, MPEC also created the IMO Net-zero Framework, which will combine mandatory emissions limits and GHG pricing across the industry. The IMO Net-zero Framework was approved at MEPC 83 (Spring 2025) for potential adoption in Spring 2026 and will eventually be included in Annex VI. Under these draft regulations, ships will be required to reduce their annual greenhouse gas fuel intensity (“GFI”) calculated using the well-to-wake approach and ships emitting above GFI thresholds will have to acquire remedial units to balance its deficit emissions, while those using zero or near-zero GHG technologies will be eligible for financial rewards. These regulations may cause us to incur additional substantial expenses in the future and therefore could impact the cost of our operations and adversely affect our business.

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

In 2022, MEPC amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational Carbon Intensity Indicator (“CII”). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculate “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments entered into force on May 1, 2024.

Additionally, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Management Plan (“SEEMP”), on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. That same year, MEPC also amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024.

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

Cyberattacks against the Ukrainian government and other countries in the region have been reported in connection with the ongoing conflict between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. It is difficult to assess the likelihood of such a threat and any potential impact at this time. Further, as a result of generally increased remote working, the business has seen an increased volume of spam, targeted phishing type email and ransomware attacks. The identification of the Log4j vulnerability, the increased frequency of zero-day attacks and more sophisticated methods of attack are further examples of the risks we face.

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

In July 2023, the SEC adopted amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The amendments require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies and procedures to identify and manage cybersecurity risks, amongst other disclosures. During the year ended December 31, 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. A failure to disclose could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident.

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

As of December 31, 2025, four of our currently managed vessels continued to call, based on the previous three months of voyages, at Russian ports to the extent permitted by sanctions. In respect of the vessels that previously called at Russia ports, the respective charterers of such vessels changed the trade routes that such vessels were employed on so that such vessels now call on other ports outside of Russia. All of these vessels remain fully employed under their respective time charter agreements and no charterer has requested the early redelivery of any of these vessels.

Although we believe that we are and have been in compliance with all applicable sanctions laws and regulations in 2025, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and the scope of such sanctions may change quickly and without notice. Any such violation could result in reputational damages, fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us.

Our business is affected by macroeconomic conditions, including rising inflation, interest rates, market volatility, economic uncertainty and supply chain constraints.

Various macroeconomic factors could adversely affect our business and the results of our operations and financial condition, including changes in inflation, interest rates and overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets. For instance, inflation, including rising prices for items such as fuel, parts and components, freight, packaging, supplies, labor and energy, has negatively impacted us by increasing our operating costs, through higher wages and higher interest rates, and operating costs. Supply chain constraints have led to higher inflation, which if sustained could have a negative impact on our product development and operations. If inflation or other factors were to significantly increase, our business operations may be negatively affected.

We may be exposed to significant changes in interest rates on our future indebtedness. Any changes in interest rates may directly affect the cost of our financings (to the extent it is not at fixed interest rates) , as well as our returns on investments. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all, in order to fund our operations or growth.

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

Natural or man-made disasters, including earthquakes, power outages, fires, floods, nuclear disasters, terrorist attacks or other criminal activities or acts of crew malfeasance, may render it difficult or impossible for us to operate our business for some period of time. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransom, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting. Any disruptions in our operations related to the repair or replacement of our managed vessels or disruption of or reduced demand for shipping could have a material adverse impact on our business, results of operations and financial condition. In addition, we may not carry business insurance sufficient to compensate for losses that may occur.

Acts of piracy on ocean-going vessels may have an adverse effect on our business, results of operations and financial condition.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Strait of Malacca, Arabian Sea, Red Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia, Sulu Sea, Celebes Sea and in the Gulf of Guinea. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, in the Gulf of Guinea and the Strait of Malacca and with dry bulk vessels particularly vulnerable to these attacks. Acts of piracy could result in harm or danger to the crews that man our managed vessels. If these piracy attacks result in regions in which our managed vessels are deployed being characterized as “war risk” zones by insurers or Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and that coverage may become more difficult to obtain. In addition, crew costs, and employment of on-board security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. Although we plan to obtain insurance to cover risks associated with piracy acts, we may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention or hijacking as a result of an act of piracy against our managed vessels, or an increase in cost, or unavailability, of insurance for our managed vessels, could have a material adverse effect on our business, results of operations and financial condition.

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

Maritime claimants could arrest or attach one or more of our managed and chartered in vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by “arresting” or “attaching” a vessel through judicial or foreclosure proceedings.

This could require the payment of a large sum of money to have the arrest or attachment lifted and may prevent the operation of the vessel until that payment is made. Accordingly, the arrest or attachment of one or more of our managed vessels could interrupt the cash flows of the charterer and/or our cash flow and have an adverse effect on our business, results of operations and financial condition. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants may seek to arrest a vessel in our pool as security for claim relating to a sister-vessel.

Governments could requisition our managed vessels during a period of war or emergency, which could negatively impact our business, results of operations and financial condition.

A government could requisition one or more of our managed vessels for title or for hire, and any such requisition could interrupt our cash flow and operations. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount anda timing of payment would be uncertain. Government requisition of one or more of our managed vessels may negatively impact our business, results of operations and financial condition, and reduce the amount of cash we may have available for distribution as dividends to our shareholders, if any such dividends are declared.

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

We may not be able to regain compliance with Nasdaq’s continued listing requirements which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

Our common shares are listed on the Nasdaq Capital Market. On April 22, 2026, we received written notification from Nasdaq that because the closing bid price of our common shares for the last 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on Nasdaq, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until October 19, 2026. We intend to monitor the closing bid price of our common shares during this period and, if necessary, will take steps necessary to regain compliance with the minimum bid price requirement. If we fail to maintain compliance with all applicable continued listing requirements for Nasdaq and Nasdaq determines to delist our common shares, the delisting could adversely affect the market liquidity of our common shares, our ability to obtain financing to repay any debt and fund our operations. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired. A suspension or delisting may also breach the terms of certain of our material contracts. For additional information, please see “Item 4. Information on the Company - Recent Developments.”

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

A company’s foreign private issuer status is determined annually on the last business day of its most recent second fiscal quarter, and, accordingly, we will make the next determination with respect to our company on June 30, 2026. In the future, we would lose our foreign private issuer status if (a) more than 50% of our outstanding voting securities are owned by U.S. residents and (b) one of the following three things are true: (1) a majority of our directors or executive officers are U.S. citizens or residents, (2) we administer our business principally from the United States or (3) a majority of our assets are located in the United States.

On June 4, 2025, the SEC issued a concept release seeking public comment on whether to amend the current eligibility criteria for foreign private issuer status under the U.S. securities laws to better balance investor protection and capital formation. This marks the first comprehensive review of the foreign private regulatory framework since 2008 and signals a potential material shift in the foreign private issuer regulatory framework. While no rule changes have been proposed yet, any future amendments could impact our eligibility to qualify as a foreign private issuer.

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

We are required to provide management’s attestation on internal controls. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those previously required of us as a privately held company. While we have implemented internal controls and procedures, management may not be able to effectively and timely implement controls and procedures in the future that adequately respond to the increased regulatory compliance and reporting requirements that may become applicable, or controls previously evaluated as effective may become inadequate because of changes in conditions. If our management cannot favorably assess the effectiveness of our internal control over financial reporting, this could subject us to adverse regulatory consequences and harm investor confidence and the market price of our securities.

Risks Related to Our Common Shares

Our Reference Shareholders have substantial control over the Company pursuant to the terms of our organizational documents and a shareholders’ agreement between the Company and the Reference Shareholders, and their interests may conflict with those of other shareholders.

Our Reference Shareholders hold approximately 89.9% of our common shares. In addition, on February 19, 2025, we, Rhea and Maistros became parties to a shareholders’ agreement (the “Shareholders Agreement”) and a registration rights agreement (the “Registration Rights Agreement”). In addition, our amended and restated Articles of Incorporation (“Articles”) and amended and restated Bylaws (“Bylaws”) provide the Reference Shareholders with certain rights and powers.

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

The sale by our Reference Shareholders of substantial quantities of our common shares, or the market’s perception that such a sale is pending, could increase volatility in, or putting significant downward pressure on, the price of our common shares.

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
changes in government regulations;
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

Investor confidence and the market price of our common shares may be adversely impacted if our management is unable to maintain an effective system of internal control over financial reporting.

SEC rules require a public company, to include a report from management of its internal control structure and procedures for financial reporting in that company’s annual report on Form 10-K or Form 20-F that contains an assessment by management of the effectiveness of its internal controls over financial reporting. We are now subject to this requirement. In addition, independent registered public accountants of a public company must report on the effectiveness of that company’s internal controls over financial reporting after that company loses emerging growth company status and has met accelerated filer status. Our management may not conclude that its internal controls over financial reporting are effective. Moreover, even if our management does conclude that its internal controls over financial reporting are effective, if its independent registered public accountants are not satisfied with its internal control structure and procedures, the level at which its internal controls are documented, designed, operated or reviewed, or if the independent registered public accountants interpret the requirements, rules or regulations differently from our management, they may not concur with its management’s assessment or may not issue a report that is unqualified. Any of these outcomes could result in an adverse reaction in the financial markets due to a loss of investor confidence in the reliability of our financial statements, which could lead to a decline in the market price of our common shares. Further, the total cost of the future ongoing costs of complying with U.S. public company requirements will be substantial.

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

Business Combination

On June 18, 2024, we entered into a business combination agreement (as amended on December 17, 2024 and January 31, 2025, the “Business Combination Agreement”) with Heidmar Inc., MGO, HMR Merger Sub Inc. (“Merger Sub”), Rhea and Maistros. Pursuant to the Business Combination Agreement, on February 19, 2025, (i) MGO merged with and into Merger Sub, with MGO surviving the merger as a wholly owned subsidiary of the Company and (ii) the Reference Shareholders transferred all of their shares of common stock of Heidmar Inc., with Heidmar Inc. becoming a wholly owned subsidiary of the Company. As consideration, pursuant to the Business Combination Agreement, we issued to (a) the stockholders of MGO an aggregate of 3,212,368 of our Common Shares, par value $0.001 per share (“common shares”), (b) MGO’s financial advisor 1,413,462 common shares and (c) the Reference Shareholders an aggregate of 52,497,968 common shares (the foregoing, together with the other transactions contemplated by the Business Combination Agreement, is referred to herein as the “Business Combination”).

Upon the closing of the Business Combination, our common shares began trading on the Nasdaq Capital Market on February 20, 2025 under the ticker symbol “HMR.”

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

We have expanded our service offering to include commercial management services for the offshore sector. We have signed a charter agreement with the platform supply vessel’s (PSV) registered owners a related party company to lease the PSV for five years with a three one-year extension options. We were awarded a contract on February 7, 2025 to provide a PSV and crew for supply tours in the North Sea. The contract is for five years and has three one-year extension options. We took delivery of the PSV on April 15, 2025.

On June 6, 2025, the Company entered into a Common Share Purchase Agreement (the “Purchase Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”). Pursuant to the Purchase Agreement, the Company has the right to sell to B. Riley Principal Capital II up to $20.0 million of its common shares, $0.001 par value per share, subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement.

On June 6, 2025, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, pursuant to which the Company agreed to file an initial registration statement (the “Initial Registration Statement”) within ten business days following the date of the agreement with respect to the resale of any common shares sold to B. Riley Principal Capital II under the Purchase Agreement. In addition, pursuant to the Registration Rights Agreement, the Company agreed to file additional registration statements as required (each, a “New Registration Statement” and together with the Initial Registration Statement, a “Registration Statement”) within ten business days following the date of the sale of all common shares registered on the Initial Registration Statement, with respect to any additional common shares to be sold pursuant to the Purchase Agreement.

On July 7, 2025 the Company announced its first vessel acquisition. The Company entered into a agreement to acquire C/V A. Obelix, a 1,702 TEU cellular/gearless feeder container vessel, built in 2008 at Wadan/Aker Yards, Wismar Germany. C/V A. Obelix is classed by Lloyd’s Register and has been strengthened for Ice Class II operations. This agreement was terminated on January 21, 2026.

Recent Developments

On February 16, 2026, our board of directors appointed Jagmeet Makkar as a Class III director.

On March 17, 2026, Niovi Iasemidi resigned from our board of directors, effective immediately. Ms. Iasemidi’s decision to resign was to pursue other business ventures and was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

On April 22, 2026, we received a written notification from Nasdaq indicating that because the closing bid price of our common shares for the last 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on The Nasdaq Capital Market, we are not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until October 19, 2026.

We intend to monitor the closing bid price of our common shares during this grace period and will consider our options in order to regain compliance with The Nasdaq Capital Market minimum bid price requirement. We can cure this deficiency if the closing bid price of our common shares is US$1.00 per share or higher for at least ten consecutive business days during the grace period. We intend to cure the deficiency within the prescribed grace period. During this time, our common shares will continue to be listed and trade on The Nasdaq Capital Market.

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

We operate, through our subsidiaries, a growing tanker pool company engaged primarily in the commercial management and chartering of crude oil and refined petroleum product tankers. In 2024, tanker vessels commercially managed by Heidmar shipped 11.1 million tons of crude oil and 3.3 million tons of refined petroleum products. Heidmar has also expanded its business to offer pool management of dry bulk vessels technical management. We operate through subsidiaries incorporated in the Marshall Islands, Singapore, United Kingdom, Dubai and Hong Kong, with planned expansion into Houston, which will allow us to piggyback on established tanker presence and infrastructure. We also plan to acquire maritime assets including but not limited to tankers, bulkers, containers and offshore vessels in the future.

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

We currently operate three active tanker pools under the following wholly owned, non-consolidated subsidiaries: Dorado Tankers Pool Inc. (the “Dorado Pool”), Blue Fin Tankers Inc. (the “Blue Fin Pool”), SeaLion Tankers Inc. (the “SeaLion Pool”). Each Pool operates vessels of a different class of vessels: the Dorado Pool manages medium-range (“MR”) tankers; the Blue Fin Pool manages Suezmax tankers and the SeaLion Pool manages Aframax and long-range 2 (“LR2”) tankers.

As of April 30, 2026, we commercially manage a fleet of 50 vessels, with an aggregate capacity of approximately 6.5 million dwt, which include 5 VLCCs, 9 Suezmax tankers, 4 LR2 tankers, 2 LR1 tankers, 11 MR tankers, 7 Aframax tankers, 3 small tankers, 1 platform supply vessel’s (PSV), 5 bulk carriers under pool agreements or commercial management agreements (“CMA”) and 3 vessels as chartering brokers only. We also technically manage 3 VLCCs, 3 MR tankers and 2 LR2 tankers under technical management agreements. Our managed vessels operate worldwide.

Our operations take place substantially outside of the United States. Our subsidiaries, therefore, manage vessels that may be affected by changes in foreign governments and other economic and political conditions. Our managed vessels are mainly chartered to transport crude oil and its related refined petroleum products and drybulk cargo.

We are committed to providing quality transportation and commercial management services to all of our customers and to developing and maintaining long-term relationships with our suppliers, the owners of the vessels we manage, and the major charterers of tankers vessels.

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
•
Experienced Management Team. Our management team has significant experience in all aspects of maritime shipping and transportation. Our Chief Executive Officer, Pankaj Khanna, has over thirty years of experience with various vessel shipping companies, and has overseen the expansion of our fleet under management from six vessels in 2020 to 50 vessels as of April 30, 2026.

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
•
Time Charters: Long-term and Medium-Term Contracts: A time charter is a time-bound agreement pursuant to which the shipowner leases the vessel to a charterer for a fixed period at an agreed daily rate and the vessel owner technically manages the vessel for the charterer. Time charters give vessel owners fixed and stable cash flows and partially mitigate the seasonality of the spot market business, which is generally weaker in the second and third quarters of the year. In the future, we may opportunistically look to enter our managed vessels into time charter contracts should rates become more attractive.

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

Several of the participating shipowners have been with Heidmar for over a decade and they share Heidmar’s commitment to quality, safety, and environmentally friendly service in the transportation of crude oil and petroleum products. As of April 30, 2026 our Pools operated 13 vessels.

Outside of our Pools, we and our subsidiaries also engage in commercial management agreements (“CMAs”) with numerous vessel owners. Under a CMA, Heidmar agrees to provide day-to-day commercial and operational management services for the vessel in accordance with the terms of the relevant CMA, including but not limited to fixing of voyage charters, promoting and marketing the vessel in the transportation of petroleum products, carrying out necessary communications with shippers, charterers and others involved with a vessel’s voyage and employment, issuing documents required under the terms of the vessel’s employment and coordinating with the vessel’s technical manager. Under a CMA, Heidmar or subsidiary receives a commission fee, typically equal to 1.25% of the gross freight, demurrage and charter hire obtained for the employment of the vessel, and a daily administration fee, typically between $100 and $350 per day for each day the vessel is under the commercial management of the manager. As April 30, 2026, Heidmar managed 34 vessels under CMAs, the length of which range from two months to a year or even longer, depending upon the owner’s option.

Technical Management

On March 13, 2024, we entered into an agreement with Huwell Ship Management Ltd. (“Huwell”) for the sale and purchase of 100% of the share capital of Landbridge Ship Management (HK) Limited (“LBSM”) for aggregate consideration of $800,000, of which $400,000 are to be paid to Huwell by way of deduction of part of the monthly management fee $4,167 over a period of 2 years for four of the vessels. LBSM currently manages three VLCCs for a fee of about $400 to $450 per day, three MR tankers for a fee of about $400 to $1,000 per day and two LR tankers for a fee of $475 per day for technical and crew management only.

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

Our Managed Fleet

The following table sets forth certain information regarding the fleet that Heidmar manages as of April 30, 2026.

	Vessel	Type	Built	DWT	Employment	Owner
1	EVRIDIKI	Suezmax	2007	167,295	Pool(2)	Liquimar
2	ORPHEAS	Suezmax	2007	167,282	Pool(2)	Liquimar
3	AFRODITI	Suezmax	2011	167,000	Pool(2)	Liquimar
4	IASONAS	LR2	2008	115,501	Pool(3)	Liquimar
5	AMFITRITI	LR2	2009	115,404	Pool(3)	Liquimar
6	ALKIVIADIS	MR2	2023	50,132	Pool(4)	Capital
7	AGISILAOS	MR2	2023	50,132	Pool(4)	Capital
8	AVAX	MR2	2023	50,132	Pool(4)	Capital
9	ATROTOS	MR2	2023	50,132	Pool(4)	Capital
10	ANIKITOS	MR2	2023	50,132	Pool(4)	Capital
11	AKRISIOS	MR2	2023	50,132	Pool(4)	Capital
12	AMFITRION	MR2	2017	50,102	Pool(4)	Capital
13	PIS SUMATERA	MR2	2013	49,999	Pool(4)	Pertamina
14	ACE SUPPLIER	PSV	2007	5,100	CMA (5)	Nestor Shipping S.A.
15	ATLANTAS	VLCC	2010	321,300	CMA (6)	Capital
16	ORIENTAL ARK (ex OC. FORTUNE)	VLCC	2010	320,054	CMA(7)	Hong kong Xiang An
17	ARISTOTELIS II	VLCC	2026	306,093	CMA(1)	Capital
18	LILA JAMNAGAR	VLCC	2006	298,997	CMA(1)	Lila Global
19	ACHILLEAS	VLCC	2010	297,863	CMA(1)	Capital
20	METRO MOON	Suezmax	2013	160,250	CMA(1)	Metrostar
21	ARCHIGOS	Suezmax	2026	156,727	CMA(1)	Capital
22	ATARAKTOS	Suezmax	2026	156,727	CMA(1)	Capital
23	LILA MARSEILLE	Suezmax	2011	156,558	CMA(1)	Lila Global
24	ARGEUS I	Suezmax	2025	155,597	CMA(1)	Capital
25	ARISTOKLIS	Suezmax	2026	155,374	CMA(1)	Capital
26	AISOPOS	LR2	2025	115,688	CMA(1)	Capital
27	AIOLOS	Aframax	2025	115,688	CMA(1)	Capital
28	FIDELITY	Aframax	2025	115,000	CMA(1)	Sino Hope
29	FORTITUDE	Aframax	2025	115,000	CMA(1)	Sino Hope
30	ANDREIOS (ex ADAM)	Aframax	2018	113,226	CMA(1)	Capital
31	ALIMEDON (ex ALEXANDER)	Aframax	2018	113,170	CMA(1)	Capital
32	AREIOS (ex ALFRED)	Aframax	2018	113,159	CMA(1)	Capital
33	AMEINON (ex ALBERT)	Aframax	2019	113,095	CMA(1)	Capital
34	METRO VENETIAN	LR2	2025	114,830	CMA(1)	Metrostar
35	METRO MISTRAL	LR1	2025	74,979	CMA(1)	Metrostar
36	METRO LIVAS	LR1	2025	74,944	CMA(1)	Metrostar
37	PIS BALI	MR2	2026	49,999	CMA(7)	Pertamina
38	PIS FLORES	MR2	2026	49,999	CMA(7)	Pertamina
39	VESTA	MR2	2012	49,980	CMA(8)	SS Vesta Shipping Co. Limited
40	CHARA	Small Tanker	2006	38,492	CMA(1)	Westport
41	LADY YOUMNA	Small Tanker	2003	18,736	CMA(8)	Allied Marine
42	LADY YASSO	Small Tanker	2007	12,932	CMA(8)	Allied Marine
43	OLYMPIC 1	Small Tanker	2019	7,995	As Agents only	Warrior Marine
44	LONG WIND	VLCC	2011	320,142	As Agents only	Kaelthas Shipping Co.
45	DIM	Suezmax	2009	158,319	As Agents only	Westport
46	ARISTOMENIS	Bulk Carrier	2021	211,000	CMA(1)	Capital
47	AKADIMOS	Bulk Carrier	2016	207,000	CMA(1)	Capital
48	AMORITO	Bulk Carrier	2012	179,322	CMA(1)	Capital
49	AMIGO II	Bulk Carrier	2011	179,016	CMA(1)	Capital
50	ATTIKOS	Bulk Carrier	2012	178,929	CMA(1)	Capital
51	ARCHELAOS	Dual fuel LNG crude tanker	June 26	155,500	*	Capital
52	ARISTODIMOS	Dual fuel LNG crude tanker	Aug-26	155,500	*	Capital
53	AYRTON	Dual fuel LNG crude tanker	Oct-26	155,500	*	Capital
54	AMOR	Dual fuel LNG crude tanker	Nov-27	155,500	*	Capital
55	ATHINAGORAS	Dual fuel LNG crude oil/product tanker	Aug-26	112,500	*	Capital
56	ANDROKLOS	Dual fuel LNG crude oil/product tanker	Aug-26	112,500	*	Capital
57	ANEMOS II	Crude oil tanker	Oct-27	307,000	*	Capital
58	ALEXANDER THE GREAT II	Crude oil tanker	Oct-27	307,000	*	Capital
59	AKADIMOS	Crude oil tanker	Dec-27	307,000	*	Capital

* Vessel is being constructed under a newbuild contract between Capital and a shipyard, and Capital has committed to entering that vessel into the Heidmar fleet at the time of delivery.

(1)
Vessel is under Company management through a commercial management agreement between its owner and Heidmar or a Heidmar Subsidiary.
(2)
Vessel operates in the Blue Fin Pool.
(3)
Vessel operates in the SeaLion Pool.
(4)
Vessel operates in the Dorado Pool.

(5)
Vessel has been chartered in from Nestor Shipping S.A.
(6)
Vessel has been voyaged in from a vessel owning company owned by Capital.
(7)
Vessel has been chartered in from a third party vessel owning company.
(8)
Vessel has been voyaged in from a third party vessel owning company.

Technical Management

	Vessel	Type	Built	Owner
1.	VERY LUCKY	VLCC	2019	Trafigura
2.	LANDBRIDGE FORTUNE	VLCC	2016	Huwell
3.	QURAYYAT	VLCC	2019	Asyad
4.	VESTA	MR2	2012	Seascope
5.	FIDELITY	LR2	2025	Sinohope
6.	FORTITUDE	LR2	2025	Sinohope
7.	PIS BALI	MR2	2026	Pertamina
8.	PIS FLORES	MR2	2026	Pertamina

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

Our top three customers together in the aggregate accounted for 43% (between 12% and 16% each) of our total operating revenues during the year ended December 31, 2025, equivalent to $23.8 million of our total revenue. Our top three customers together in the aggregate accounted for 71% (between 13% and 45% each) of our total operating revenues during the year ended December 31, 2024, equivalent to $20.7 million of our total revenue. Our top three customers together in the aggregate accounted for 49.9% (between 11% and 22% each) of our total operating revenues during the year ended December 31, 2023, equivalent to $24.5 million of our total revenue.

Pool Partners

Since its formation, Heidmar has been providing its partners with economies of scale and fleet management expertise. Several of the participating shipowners have been with Heidmar for over a decade and they share Heidmar’s commitment to quality, safety, and environmentally friendly service in the transportation of crude oil and petroleum products. The following represent certain shipping companies who currently operate under Heidmar’s pool operating structure: Capital Ship Management Corp., Landbridge, Liquimar Tankers Management Services Inc., Metrostar Management Corp., and Pertamina International Shipping PtE LTD. Heidmar seeks to maintain strong, long-term cordial relationships with all pool partners.

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

International Maritime Organization

The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted MARPOL, the SOLAS Convention, and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emission standards titled IMO-2020 took effect on January 1, 2020.

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

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the Norwegian Sea, which should take effect in March 2027. MEPC 83 also approved the North-East Atlantic Ocean as an ECA and is expected to take effect in 2028. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The Canadian-Arctic ECA for NOx will also be effective starting from March 1, 2026 for ships built on or after January 1, 2025. For the Norwegian Sea ECA, the NOx Tier III engine certification requirement will apply to ships (i) with building contracts placed on or after March 1, 2026, (ii) in the absence of a building contract, constructed on or after September 1, 2026, or (iii) delivered on or after March 1, 2030. For the North-East Atlantic ECA, the requirement is expected to apply to ships (i) contracted on or after January 1, 2027, (ii) in the absence of a building contract, constructed on or after July 1, 2027, or (iii) delivered on or after

January 1, 2031. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. In April 2025, MEPC 83 also adopted amendments (expected to enter into force late 2026 and early 2027) to the NOx Technical Code 2008, which allows ships to optimize fuel consumption based on their operational profile, thus improving energy efficiency, while ensuring compliance with NOx emission requirements. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

At MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. MEPC 83 approved draft amendments to make the IMO’s data collection system more accessible to the public through an anonymized database.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement SEEMP, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

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

In late 2022, MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, and in April 2025, MEPC 83 adopted amendments to 2021 Guidelines on operational carbon intensity reduction factors, which outline methods for determining CII reduction factors from 2023 and now includes newly defined factors from 2027 to 2030. MEPC 83 also approved a work plan on the development of a regulatory framework for the use of onboard carbon capture and storage systems, which will capture carbon produced by a ship before it is emitted into the air.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing and classification requirements for dangerous goods, and (3) mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) provisions regarding IMO type 9 tank, (2) abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions. The new amendments to the IMDG Code, which took effect on January 1, 2026, were largely incremental, but include reclassification for certain battery technology and stricter requirements for carbon and charcoal cargoes.

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

Furthermore, cybersecurity guidance and regulations have been developed in an attempt to combat cybersecurity threats. For new ships and offshore installations contracted for construction on or after January 1, 2024, the International Association of Classification Societies (“IACS”) now requires vessel owners, yard and suppliers to build cybersecurity barriers into their systems and vessels, requiring compliance across the full spectrum of critical on-board control and navigation systems. On July 16, 2025, the U.S. Coast Guard’s final rule, Cybersecurity in the Martine Transportation System, went into effect. Under this rule, all regulated entities are required to develop Cybersecurity and Cyber Incident Response Plans, designate a Cybersecurity Officer to implement plans, and to report certain cyber incidents to the National Response Center. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

In June 2022, SOLAS also set out new amendments that took effect on January 1, 2024, which included new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations. New SOLAS amendments entering into force from January 1, 2026, focus on fire protection in cargo spaces, stringent new lifting appliance standards, electronic inclinometers for stability, and fuel oil safety.

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

The MEPC maintains guidelines for approval of ballast water management systems (G8). Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. These standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024, all ships have been required to meet the D-2 standard. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.

In addition to the BWM Convention, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

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

The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. In October 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the U.S. Coast Guard must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. Our pool participants have submitted NOIs for our managed vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our managed vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our managed vessels from entering U.S. waters.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU ETS as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the ‘MRV’ on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. The EU also adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation. From January 2025, FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU or European Economic Area (EEA). This intensity is measured as GHG emissions per energy unit (gCO2e/MJ) and, in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 gCO2e/MJ. This will start at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. is no longer a party to the Paris Agreement.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the “levels of ambition.” In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships (the “2023 IMO Strategy”), which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: i). reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and ii).reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. As part of the 2023 IMO Strategy, MPEC also created the IMO Net-zero Framework, which will combine mandatory emissions limits and GHG pricing across the industry. The IMO Net-zero Framework was approved at MEPC 83 (Spring 2025) for potential adoption in Spring 2026 and will eventually be included in Annex VI. Under these draft regulations, ships will be required to reduce their annual greenhouse gas fuel intensity (“GFI”) calculated using the well-to-wake approach and ships emitting above GFI thresholds will have to acquire remedial units to balance its deficit emissions, while those using zero or near-zero GHG technologies will be eligible for financial rewards. These regulations may cause us to incur additional substantial expenses in the future and therefore could impact the cost of our operations and adversely affect our business.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. As of January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of this initiative, the European Union’s carbon market, EU ETS, has been extended to cover CO2 emissions from all large ships entering EU ports starting January 2024.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the Trump administration issued an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules, which was finalized in December 2023. However, the current administration is delaying these requirements limiting methane emissions and is considering repealing the measure altogether. Therefore, it is unclear how such environmental regulations could affect our operations.

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

Overview

We are a provider of marine transportation services on an international basis consisting of five business activities: management services for pools of vessels that share operational costs and revenues (“pool management services”), commercial management services for individual vessels (“commercial management services”), sale and purchase services for vessels which involve assisting clients with the buying and selling of ships (“S&P services”), technical management services for individual vessels (“technical management services”) and chartering of vessels through charter in and charter out (“charter in – charter out”). As of the filing date of this Annual Report, we commercially manage 50 vessels with an aggregate capacity of approximately 6.5 million dwt, and we technically manage 8 tanker vessels.

Our financial results are largely driven by the following factors.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the US dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in US dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as supplies) may fluctuate from period to period. Depreciation in the value of the US dollar relative to other currencies will increase the US dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future Inflation. We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment. For a discussion of our exposure to market risk and our periodic fair value measurements, see Note 17 to our audited consolidated financial statements, included elsewhere in this Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” below.

Recent Accounting Pronouncements

Please see Note 2, “Significant Accounting Policies” to Heidmar Maritime Holdings Corp.’s audited consolidated financial statements included elsewhere in this Annual Report for more information on recent accounting pronouncements.

Results of Operations

The following table presents consolidated statements of operations for each of the years in the three year period ended December 31, 2025.

	2025	2024	2023
REVENUES:
Trade revenues	4,422,106	3,334,142	4,930,274
Trade revenues, related parties	7,909,617	9,764,800	13,788,955
Voyage and time charter revenues	43,520,135	15,180,700	21,968,679
Syndication income, related party	-	670,231	8,409,528
Total revenues	55,851,858	28,949,873	49,097,436
EXPENSES/(INCOME):
Voyage expenses	2,692,965	610,292	762,229
(Gain)/ loss on inventories	(48,630)	101,756	-
Gain on inventories, related parties	(256,970)	-	-
Operating lease expenses	6,466,671	9,867,091	8,077,834
Operating lease expenses, related party	7,824,362	-	-
Voyage and charter-in expenses	18,869,082	1,320,063	10,505,532
Voyage-in expenses, related party	5,905,714	-	-
General and administrative expenses	19,259,585	12,899,599	10,099,716
Gain on disposal of subsidiary	(61,130)	-	-
Amortization of intangible asset	29,400	20,672	-
Depreciation	47,067	39,874	12,828
Total expenses, net	60,728,116	24,859,347	29,458,139
OPERATING (LOSS)/INCOME	(4,876,258)	4,090,526	19,639,297

OTHER INCOME / (EXPENSES):
Interest income, net	183,319	428,829	938,342
Interest income, related parties	5,060	77,308	-
Finance income/ (costs), net	79,804	(1,832,995)	(1,368,613)
Finance costs, related party	-	(77,117)	(4,833)
Share of loss from joint venture	(227,221)	(859,400)	-
Other expenses	(3,917,767)	-	-
Other income, net	-	250,468	-
Foreign exchange gains/ (losses)	115,447	(164,168)	350,005
Other expenses, net	(3,761,358)	(2,177,075)	(85,099)
Net (loss)/ income from continuing operations	(8,637,616)	1,913,451	19,554,198
Net loss from discontinued operations	(13,923,516)	-	-
NET (LOSS)/ INCOME	(22,561,132)	1,913,451	19,554,198

Year ended December 31, 2025 compared to the year ended December 31, 2024.

Total revenues

Total revenues reflecting income from commissions, management fees and revenues from voyage and time charters were $55.9 million for the year ended December 31, 2025, an increase of $27.0 million, or 93%, from net revenues of $28.9 million for the year ended December 31, 2024.

There are four components that constitute total revenues, namely voyage and time charter revenues, trade revenues, trade revenues, related parties and syndication income, related party.

Trade revenues

Trade revenues were $4.4 million for the year ended December 31, 2025 as compared to $3.3 million for the year ended December 31, 2024.

Trade revenue is mainly generated from commissions and management fees which are earned from commercial management services and from commissions from assisting clients with sale and purchase of vessels as well as management fees earned from technical management services.

The increase of $1.1 million or 33% over 2024 is due mainly to the increase in the average number of vessels under commercial management from 7.4 vessels in 2024 to 11.0 vessels in 2025. The increase in the number of vessels is driven by the risk exposure owners are willing to take in the spot market.

Trade revenues, related parties

Trade revenues, related parties were $7.9 million for the year ended December 31, 2025 as compared to $9.8 million for the year ended December 31, 2024. Trade revenues related parties are generated from commissions and management fees earned from pool management services. The decrease of $1.9 million or 19% over 2024 is primarily due to the decrease in the number of vessels under management. The average number of vessels in the pools were 18.0 during the year ended December 31, 2025 as compared to 30.0 during the corresponding period in 2024 and the number of pool days were 6,608 during the year ended December 31, 2025 compared to 10,792 during the corresponding period in 2024.

Voyage and time charter revenues

Voyage and time charter revenues were $43.5 million for the year ended December 31, 2025 as compared to $15.2 million for the year ended December 31, 2024. The increase of $28.3 million or 186% was primarily due to the increased number of vessels that commenced short-term spot and time charter voyages mostly during the second half of 2025 with the number of vessels during the year ended December 31, 2025 being nine compared to two during the corresponding period in 2024 and revenues of $8.1 million earned from the Platform Supply Vessel (“PSV”), ACE Supplier, which commenced its charter operations in April 2025.

Syndication income, related party

Syndication income, related party for the year ended December 31, 2025, was $nil, compared to $0.7 million for the year ended December 31, 2024. The decrease of $0.7 million is due to the termination of the syndication agreements for the two vessels, with the first agreement concluding in April 2023 and the second in March 2024.

Expenses/(Income)

Total expenses, net were $60.7 million for the year ended December 31, 2025 (or 109% of total revenues) compared to $24.9 million for the year ended December 31, 2024 (or 86% of total revenues).

Total expenses, net consist of the following.

•
Voyage expenses: Voyage expenses, which comprise mainly the cost of bunker fuel associated with a vessel’s voyage was $2.7 million for the year ended December 31, 2025 compared to $0.6 million for the corresponding period in 2024. Voyage expenses for the year ended December 31, 2025, mainly relate to bunker fuel consumed during the ballast period and a spot voyage and to port expenses incurred by vessels upon the commencement of short-term spot charter. The increase is primarily attributable to the fact that in 2024 the Company did not operate vessels under short-term spot charters and, therefore, did not incur the associated bunker fuel and port expenses.
•
(Gain)/ loss on inventories: For the year ended December 31, 2025, the Company recognized a gain of $0.05 million related to the European Union Emissions Trading System (“EU ETS”) held for trading, compared to a loss of $0.1 million for the year ended December 31, 2024. The gain on inventories relates to the profit realized from the sale of EU ETS allowances during 2025, whereas the loss recognized in 2024 is attributable to a noncash allowance on the value of EU ETS held by the Company in order to recognize them at their net realizable value and a loss from sale of a part of the EU ETS,
•
Gain on inventories, related parties: For the year ended December 31, 2025, the Company recognized a gain of $0.26 million related to the European Union Emissions Trading System (“EU ETS”) held for trading, compared to $nil for the year ended December 31, 2024. The gain on inventories, related parties, is attributable to the profit realized from the sale of EU ETS allowances to related parties during 2025.
•
Operating lease expenses (operating lease expense for a period greater than 12 months): Operating lease expenses were $6.5 million for the year ended December 31, 2025 compared to $9.9 million for the corresponding period in 2024. The decrease of $3.4 million is primarily attributable to lease expenses incurred in connection with the charter-in of one vessel for the full year in 2024, as compared to the corresponding period in 2025, during which the chartered in vessel was redelivered to its owners in August 2025.
•
Operating lease expenses, related party (operating lease expense for a period greater than 12 months): Operating lease expenses, related party were $7.8 million for the year ended December 31, 2025 compared to $nil for the corresponding period in 2024. The increase of $7.8 million is attributable to the lease expense arising from the charter-in of the PSV, ACE Supplier, which was delivered to the Company in April 2025.
•
Voyage and charter-in expenses and voyage-in expenses, related party (operating lease expenses for a period less than 12 months either to third parties or to related parties): Voyage and charter-in expenses and voyage-in expenses, related party, were $24.8 million for the year ended December 31, 2025 compared to $1.3 million for the year ended December 31, 2024. The respective increase of $23.5 million is primarily attributable to the increased number of vessels operating under voyage and time charter agreements, increasing from one vessel in 2024 to seven vessels in 2025.

•
General and administrative expenses: General and administrative expenses were $19.3 million for the year ended December 31, 2025, compared to $12.9 million for the corresponding period in 2024. The increase of $6.4 million is mainly attributable to the amortization of the stock-based compensation of $5.0 million awarded to certain executives and employees, and the increase of the professional costs incurred by approximately $1.9 million, following the Company’s listing on the Nasdaq Stock Market LLC ("Nasdaq").
•
Gain on disposal of subsidiary: The gain on disposal of subsidiary amounted to $0.06 million for the year ended December 31, 2025. On September 30, 2025, the Company completed the disposal of its loss-making subsidiary, Heidmar Trading DMCC, to the management of the entity, resulting in a gain of $0.06 million recognized in the third quarter of 2025.
•
Amortization of intangible asset: The amortization of the intangible asset amounted to $0.03 million for the year ended December 31, 2025 compared to $0.02 million for the corresponding period in 2024, relating to the amortization of a specific identified amortizable intangible asset resulting from the acquisition of Landbridge Ship Management (HK) Limited.
•
Depreciation: Depreciation was $0.05 million for the year ended December 31, 2025, compared to $0.04 million for the corresponding period in 2024 and mainly relates to depreciation of office furniture, equipment and IT equipment and software for the new office in Athens.

Operating (loss)/ income

As a result of all preceding items, operating loss was $4.9 million for the year ended December 31, 2025 compared to an operating income of $4.1 million for the year ended December 31, 2024.

Other income/ expenses

Total other expenses, net for the year ended December 31, 2025 were $3.8 million compared to $2.2 million for the year ended December 31, 2024. The increase of $1.6 million is attributable to the following.

•
interest income earned from term deposits during the year ended December 31, 2025, decreased by $0.25 million compared to the corresponding period in 2024. This reduction is primarily attributed to less funds placed under time deposits during this period.
•
foreign exchange gains during the year ended December 31, 2025, increased by $0.3 million compared to the corresponding period in 2024. This increase was primarily driven by exchange rate fluctuations in key currencies such as EURO/USD and AED/USD.
•
finance income/ (costs), net for the year ended December 31, 2025, amounted to finance income of $0.08 million, compared to finance costs of $1.8 million for the same period in 2024. These amounts mainly relate to accrued interest calculated using the effective interest method, in connection with the profit and loss sharing agreement that the Company entered into in 2022 which expired in the first half of 2025.
•
finance costs, related party for the year ended December 31, 2025 were $nil, compared to $0.08 million for the corresponding period in 2024. These costs relate to accrued interest calculated using the effective interest method, in connection with a profit and loss sharing agreement for a bulk carrier vessel entered into during the third quarter of 2023. The vessel was redelivered to her owner in May 2024.
•
share of loss from joint venture during the year ended December 31, 2025 amounted to $0.2 million during the year ended December 31, 2025, compared to $0.9 million for the corresponding period in 2024, representing the share of the joint venture’s losses, according to the Company’s respective holding in the joint venture company incorporated in 2024. The joint venture ceased its operations in February 2025.
•
increase in other expenses of $3.9 million, relates to the non-cash expense relating to the fair value of the earnout shares.

Loss from discontinued operations

Loss from discontinued operations of $13.9 million is as a result of the disposal of its loss-making subsidiary on June 27, 2025, Americana Liberty LLC (“Americana Liberty”), which was acquired through the business combination with MGO Global Inc. (“MGO Global”) in the first quarter of 2025. As a result of this transaction, the Company recognized a loss on disposal on sale of $12.9 million. Financial results from discontinued operations include the revenues, expenses, and cash flows of Americana Liberty.

Net (loss)/income for the year

As a result of all preceding items, for the year ended December 31, 2025, our net loss was $22.6 million, compared to a net income of $1.9 million for the year ended December 31, 2024.

For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024.

B. Liquidity and Capital Resources

Our short-term liquidity requirements include payments of general and administrative expenses, operating leases, funding working capital requirements and payments of acquisition installments payable in respect of Landbridge Ship Management (HK) Limited (“LBSM”) acquisition. Please see Note 14, “Business Combination” to Heidmar Maritime Holdings Corp.’s audited consolidated financial statements included elsewhere in this Annual Report for more information on acquisition installments payable. Our primary sources of short-term liquidity are cash generated from operating activities and available cash balances.

Our long-term liquidity requirements include payment of general and administrative expenses and operating leases. Sources of funding for our long-term liquidity requirements include cash flows from operations. We believe that our working capital and cash flows from operations will be sufficient to meet both our short-term and long-term liquidity needs, including working capital requirements, for at least the next 12 months, provided there is no major and sustained downturn in the market conditions relevant to our specific shipping industry sectors. The following table presents cash flow information for the years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023
Net cash provided by operating activities	$13,205,620	$6,759,303	$12,024,498
Net cash used in investing activities	$(5,336,521)	$(4,027,411)	$(9,053)
Net cash used in financing activities	$(9,165,730)	$(1,525,185)	$(18,358,547)
Net cash used in operating activities from discontinued operations	$(883,550)	$—	$—
Net cash provided by investing activities from discontinued operations	$883,550	$—	$—

Cash Flows: year ended December 31, 2025 compared to year ended December 31, 2024

Cash and cash equivalents decreased to $18.6 million as of December 31, 2025, compared to $20.0 million as of December 31, 2024. Working capital is defined as current assets minus current liabilities. As of December 31, 2025, the Company had a working capital deficit of $1.8 million.

Net cash provided by operating activities of continuing operations increased by $6.4 million to $13.2 million during 2025, consisting of net income from continuing operations after adding back non-cash items of $11.2 million plus an increase in working capital of $2.0 million, compared to $6.8 million during 2024, consisting of net income after adding back non-cash items of $12.3 million plus a decrease in working capital of $5.5 million.

The $6.4 million increase in net cash provided by operating activities in 2025 compared to 2024 is primarily attributable to favorable changes in working capital of $7.5 million, reflecting an increase of $2.0 million in 2025 compared to a decrease of $5.5 million in 2024. This was partly offset by lower net income from continuing operations, after non-cash items, of $1.1 million in 2025 compared to 2024. The major drivers of the change in working capital for 2025 are the increase in payables to vessel owners by $10.2 million, the decrease in receivables from related parties by $4.0 million and the increase in accounts payable and accrued expenses by $2.5 million partially offset by the increase in accounts receivable, net by $1.2 million, the decrease in operating lease liabilities by $10.7 million and the decrease in deferred revenue by $1.1 million. The major drivers of the change in working capital for 2024 are the decrease in receivable from related parties by $2.9 million, the decrease in prepayments and other current assets by $1.1 million, partially offset by the decrease in operating lease liabilities by $9.4 million.

Net cash used in investing activities of continuing operations was $5.3 million during the year ended December 31, 2025, compared to $4.0 million during the corresponding period in 2024. The increase in net cash used in investing activities is mainly attributable to the disposal of cash due to sale of subsidiary of $5.1 million, the advances for the vessel acquisition of $2.5 million, partially offset by changes in cash flows to the joint venture of $3.8 million and the changes in cash flows to the Non-consolidated Pool Subsidiaries of $1.9 million, in 2025 as compared to 2024 and also partially offset by the acquisition of equipment for the offices in Greece and Hong Kong of $0.3 million, during the first quarter of 2024 and to payments incurred for the business acquisition of Landbridge Ship Management (HK) Limited of $0.4 million in 2024.

Net cash used in financing activities of continuing operations was $9.2 million during the year ended December 31, 2025, compared to $1.5 million during the corresponding period in 2024. The increase in outflows of $7.7 million is mainly attributed to the payments of dividends of $8.0 million and repayments to sharing partner of $1.0 million in 2025, partially offset by repayments to assignees and related parties of $1.4 million in the prior year.

Net cash used in operating activities from discontinued operations was $0.9 million during the year ended December 31, 2025, compared to $nil during the corresponding period in 2024. Following the Company’s announcement of a strategic shift in its business focus, the disposal of Americana Liberty, a subsidiary acquired through the business combination with MGO Global in the first quarter of 2025, was completed on June 27, 2025. As a result, the Company has determined that the financial results of operations of Americana Liberty were presented as discontinued operations. Net cash used in operating activities of $0.9 relates to the working capital of Americana Liberty.

Net cash provided by investing activities from discontinued operations was $0.9 million during the year ended December 31, 2025, compared to $nil during the corresponding period in 2024. The net cash provided of $0.9 million relates to the net cash acquired through the business combination with MGO Global, partially offset by net cash disposed through the sale of the Americana Liberty.

For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024.

Credit Facilities

As of the date hereof, our non-consolidated pool subsidiaries have four credit facilities with Macquarie Bank Limited, London Branch (“Macquarie”). Each of these facilities are guaranteed by Heidmar Trading (UK) Ltd and Heidmar (Far East) Tankers Pte. Ltd., each of which are consolidated subsidiaries of Heidmar. Heidmar Trading (UK) Ltd and Heidmar (Far East) are both security parties under each of the Macquarie facilities, which impose certain restrictions and covenants on them, including an obligation which limits the amount of indebtedness that Heidmar Trading (UK) Ltd and Heidmar (Far East) can incur. The combined facility limit is $85.0 million, with the extension of credit based on receivables within each of the borrowers (the pools), which may fluctuate, and each facility also has a covenant requiring a minimum number of eligible vessels. Our subsidiaries are currently in compliance with these covenants in respect of each of the credit facilities. In the event of non-compliance with the covenants under the facility agreements, Mcquarie in its sole discretion may waive the covenant, amend the limit of the facility or demand early repayment. In any case Macquarie has the right to demand early repayment under any of the facilities by issuing a written notice.

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

On June 23, 2025, Blue Fin and Macquarie amended the Blue Fin Pool Facility, whereas the aggregate paid-in capital contribution and retained distributions of Participants at an aggregate level across the all Pools (and which in all cases shall include cash, bunkers or other working capital contributions and amounts accrued to the relevant pool participant but unpaid) at an aggregate level across all pools. The maximum combined facility limit amended to $85,000,000.

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

On June 23, 2025, Seadragon and Macquarie amended the Seadragon Pool Facility, whereas the aggregate paid-in capital contribution and retained distributions of Participants at an aggregate level across the all Pools (and which in all cases shall include cash, bunkers or other working capital contributions and amounts accrued to the relevant pool participant but unpaid) at an aggregate level across all pools. The maximum combined facility limit amended to $85,000,000.

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

On June 23, 2025, Dorado and Macquarie amended the Dorado Pool Facility, whereas the aggregate paid-in capital contribution and retained distributions of Participants at an aggregate level across the all Pools (and which in all cases shall include cash, bunkers or other working capital contributions and amounts accrued to the relevant pool participant but unpaid) at an aggregate level across all pools. The maximum combined facility limit amended to $85,000,000.

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

On August 19, 2022, SeaLion and Macquarie amended the SeaLion Pool Facility to increase the facility limit to the aggregate of (a) $20.0 million and (b) any additional amount that SeaLion has requested and Macquarie agrees to make available under the facility agreement, up to a maximum amount of $25.0 million. Heidmar UK Trading Limited is a security party to this amendment. The parties further amended the SeaLion Pool Facility on December 13, 2022 and October 30 2024 whereas the facility limit increased to the aggregate of (a) $25.0 million and (b) any additional amount up to a maximum amount of $25.0 million.

On June 23, 2025, SeaLion and Macquarie amended the SeaLion Pool Facility, whereas the aggregate paid-in capital contribution and retained distributions of Participants at an aggregate level across the all Pools (and which in all cases shall include cash, bunkers or other working capital contributions and amounts accrued to the relevant pool participant but unpaid) at an aggregate level across all pools. The maximum combined facility limit amended to $85,000,000.

Reconciliation of GAAP to non-GAAP Measures

To supplement our financial statements presented in accordance with U.S. GAAP, we present certain non-GAAP measures to assist in the evaluation of our business performance. These non-GAAP measures include net income/(loss) before interest, taxes, depreciation, and amortization (“EBITDA”), and Adjusted EBITDA, which is further adjusted to exclude stock-based compensation and the non-cash expense related to the fair value of earnout shares, as the Company believes these items are not indicative of the on going performance of its core operations. These non-GAAP measures may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as a substitute for net income, which is the most directly comparable measure of performance prepared in accordance with GAAP.

Our management uses these non-GAAP measures in assessing the performance of our ongoing operations, planning and forecasting future periods and making business and resource-allocation decisions. We believe that these measures assist our management and investors by increasing the comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest and finance costs, impairment and depreciation expense, which are affected by various and possibly changing financing methods, capital structure and historical cost bases and which may significantly affect net income/(loss) between periods. These measures provide a more comparable basis to analyze operating results and earnings and are commonly used by shareholders to evaluate our performance. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. We believe that these measures, when considered together with the corresponding U.S. GAAP measures and the reconciliations to those measures, provide meaningful supplemental information to assist investors and analysts in understanding our business results and assessing our prospects for future performance.

EBITDA and Adjusted EBITDA have certain limitations in use and should not be considered an alternative to net income/(loss), operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP.

The following table sets forth a reconciliation of net (loss)/ income from continuing operations to EBITDA and Adjusted EBITDA for the periods presented. The following table sets forth a reconciliation of net income to EBITDA for the periods presented.

	Twelve months ended December 31,
(in USD)	2025	2024	2023
Net (loss)/ income	$(8,637,616)	$1,913,451	$19,554,198
Interest income	(183,319)	(428,829)	(938,342)
Interest income, related parties	(5,060)	(77,308)	-
Finance (income)/ costs, net	(79,804)	1,910,112	1,373,446
Depreciation	47,067	39,874	12,828
Amortization of intangible asset	29,400	20,672	-
EBITDA	$(8,829,332)	$3,377,972	$20,002,130
Stock-based compensation	4,962,819	-	-
Non-cash expense relating to the fair value of earnout shares	3,917,767	-	-
Adjusted EBITDA	$51,254	$3,377,972	$20,002,130

C. Research and Development, Patents and Licenses, etc.

Not Applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report, including in “Item 3.D. Risk Factors”, “Item 5.A. Operating Results” and in “Item 5.B. Liquidity and Capital Resources,” we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025, that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Given the significance of the cash received in connection with the Company’s profit sharing arrangements and level of complexity in determining the appropriate accounting model to be used, the accounting for the proceeds received from the counterparty and the repayments made to the counterparty in connection with the profit sharing arrangements is considered a critical accounting policy. If the accounting model was not appropriately identified, this could result in a material misstatement in the Company’s financial statements. The profit-sharing arrangement involves a high degree of judgment in its application, as well as in determining the effective interest rate based on estimated cash flows, given that the original amortization schedule for the debt is updated to reflect revised cash flows when estimates change.

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

Name	Age	Position
Pankaj Khanna	55	Chief Executive Officer and Director
Niki Fotiou	56	Chief Financial Officer
Jagmeet Makkar	67	Director
Andreas Konialidis	48	Director
John Shelley	65	Chairman and Director

André Lockhorst	52	Director
Vasileios Loutradis	37	Director

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

Niki Fotiou has served as Chief Financial Officer of Heidmar since March 2023 and has over 25 years of finance and accounting experience. Ms. Fotiou also serves as an independent non-executive director and Chairwoman of the Audit & Risk Committee of Snappi, Orilina Properties REIC and OSY - Athens Road Transport S.A. and she served as an independent non-executive director and Chairwoman of the Audit Committee the Hellenic Republic Asset Development Fund (HRADF). Before joining Heidmar, Ms. Fotiou held positions as a finance and accounts manager at NGM Energy SA and Kassian Maritime Inc., private owners and operators of drybulk and tanker vessels, as Senior Vice President of Finance and Accounting at Ocean Rig UDW Inc. (formerly NYSE: ORIG) an Athens-based operator of semi-submersible oil platforms and underwater drillships, from 2015 through 2017, and as Senior Vice President Head of Accounting and Reporting at Dry Ships Inc. (formerly NYSE: DRYS) an Athens-based owner and operator of dry bulk, tanker and gas carrier vessels, as from 2010 through 2015. Ms. Fotiou commenced her career in auditing with over 10 years of experience at Deloitte Greece. Ms. Fotiou is a graduate of the University of Cape Town and is a fellow of the Association of Certified Chartered Accountants and a member of the Certified Internal Auditors.

Jagmeet Makkar, FICS, FRINA, FIMarE(I), FHKIArb, AFIDRRMI, MCIArb, PMIoS MSc (Energy, Trade & Finance) Bayes Business School, City, University of London. Mr. Makkar is a distinguished maritime professional with 40+ years of hands-on experience in shipping operations, commercial management, and dispute resolution. Combines technical expertise with deep commercial acumen in chartering, ship finance and risk management. Currently serves as a panel arbitrator for leading global institutions while shaping the next generation of maritime professionals through academic leadership. Mr. Makkar is council member at Hong Kong Institute of Arbitrators.

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

B. Compensation

During 2023, 2024 and 2025, Heidmar Maritime Holdings Corp. paid to its directors and officers aggregate compensation of $363,000, $389,000 and $564,000 respectively.

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

At the consummation of the Business Combination, we designated John Shelley and Vasileios Loutradis as Class II directors and Andreas Konialdis and Pankaj Khanna as Class III directors. On May 30, 2025, James Lawrence, a Class I director, resigned from our board of directors. On February 16, 2025, we appointed Jagmeet Makkar as a Class III director. On December 15, 2025, Andre Lockhorst was elected as a Class I director. The terms of our Class I, Class II and Class III directors will expire in 2028, 2026 and 2027, respectively.

Our independent directors, Mr. Shelley, Mr. Lockhorst, and Mr. Makkar are paid an annual fee of $40,000 for their service on the board of directors. All directors receive a grant of 25,000 shares which vest over a three-year period, with the first vesting on March 31, 2025. The Chairman of the Board and Audit Committee received annual compensation payable of $5,000 and 5,000 shares which vested on August 31, 2025. Effective January 1, 2026, the independents directors receive $45,000 per annum and the Chairs of the Board and Audit committee receive $20,000 per annum.

Director Independence

Our Board has determined that Messrs. Shelley, Lockhorst and Makkar are “independent” pursuant to Nasdaq rules.

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

Our Audit Committee is currently composed of Jagmeet Makkar, Andre Lockhorst and John Shelley. We have determined that Mr. Andre Lockhorst qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

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

Our Nominating and Compensation Committee is currently composed of Andre Lockhorst, and John Shelley.

D. Employees

As of December 31, 2025 and 2024, we had 52 and 57 employees, respectively. Our employees are based out of our offices located in London, Greece, Singapore, Hong Kong and Dubai.

E. Share Ownership

The following table sets forth information regarding the share ownership of our common stock as of April 29, 2026 by our directors and executive officers.

Name	No. of Shares	% Owned(1)
Pankaj Khanna(2)	26,310,946	44,6%
All other executive officers and directors as a group	371,258	0.6%

(1)
Based on 58,991,997 common shares outstanding as of April 29, 2026.
(2)
26,238,379 shares held by Rhea Marine Ltd.

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares of which we are aware as of April 29, 2026.

Name	No. of Shares	% Owned(1)
Rhea Marine Ltd.(2)(4)	26,238,379	44.5%
Maistros Shipinvest Corp.(3)(4)	26,238,379	44.5%

(1)
Based on 58,991,997 common shares outstanding as of April 29, 2026.
(2)
This information is derived from a Schedule 13D/A filed with the SEC on November 18, 2025. Rhea is wholly owned by Pankaj Khanna, our Chief Executive Officer and one of our directors.
(3)
This information is derived from a Schedule 13D/A filed with the SEC on November 17, 2025. Maistros is indirectly owned by Miltiadis Marinakis.
(4)
Rhea and Maistros are party to certain rights agreements with respect to the securities owned by them. Please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

The shareholders set forth above do not have different voting rights than other holders of our common shares.

As of April 29, 2026, we had 34 shareholders of record, 21 of which were located in the United States and held an aggregate of 6,200,884 common shares, representing 10.5% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which held 6,162,001 common shares, as of that date.

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

Registration Rights Agreement

In connection with the consummation of the Business Combination and our initial listing, we have entered into a Registration Rights Agreement with our Reference Shareholders, pursuant to which we have agreed to register for resale certain common shares and other equity securities of the Company that are held by the Reference Shareholders from time to time (the "Registrable Securities"). Beginning at the end of the lock-up period in the Lock-Up Agreement (defined below), each of the Reference Shareholders will have the right to cause the Issuer to file a registration statement registering the resale of the Registrable Securities. Once we become eligible to file a registration statement on Form F-3, each of the Reference Shareholders will have the right to cause the Company to file a "shelf" registration statement for the resale of their Registrable Securities on a delayed or continuous basis. In addition, the Reference Shareholders will have the right to demand that the Issuer conduct an underwritten offering or "shelf takedown" under these registration statements. We have also agreed to provide the Reference Shareholders with customary "piggyback" registration rights, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Company will pay certain expenses relating to these registrations and indemnify the Heidmar Shareholders against certain liabilities.

Lock-Up Agreements

In connection with the consummation of the Business Combination and our initial listing, the Reference Shareholders also entered into Lock-Up Agreements with the Company, pursuant to which the Reference Shareholders may not sell or otherwise transfer its common shares for 120 days after the closing of the Business Combination, subject to certain customary exceptions. Such lock-up period has expired.

Amended and Restated Articles of Incorporation

In connection with the Shareholders Agreement and at the closing of the Business Combination, we amended and restated our Articles, which provides for certain rights to our Reference Shareholders. For more information, see “Item 10. Additional Information – B. Amended and Restated Articles of Incorporation.”

Earnout Shares

Pursuant to the Business Combination Agreement we will also issue to each of the Reference Shareholders an additional 2,606,338 common shares (the "Earnout Shares") if we achieve any one of the following financial milestones during the 12 months ending December 31, 2025: (i) revenue that is equal to or more than $45.0 million, (ii) earnings before interest, taxes, depreciation and amortization, or EBITDA, equal to or more than $30.0 million, or (iii) net income equal to or more than $25.0 million, with each measure calculate using certain adjustments. If we meet any of these milestones, we will also issue 141,346 common shares to MGO’s financial advisor in the Business Combination, which would result in us issuing an aggregate of 5,354,022 common shares in the aggregate. Our board of directors has determined that the financial milestone to issue the Earnout Shares was met.

Other Related Party Transactions

Non-consolidated pool subsidiaries

Our indirectly wholly-owned subsidiaries to which Heidmar Maritime Holdings Corp. provides pool management services are variable interest entities, which are not controlled by us, but rather by the participants in the pools pursuant to the one vote-per-vessel contractual arrangements between Heidmar Inc. and the participants in the pools (the “Non-consolidated Pool Subsidiaries”). We have evaluated all facts and circumstances of not being the primary beneficiary of these Non-consolidated Pool Subsidiaries as per the guidance in ASC 810 including (a) any financial or other support (explicitly or implicitly) during the periods presented, (b) the carrying amounts and relevant classifications of the Non-consolidated Pool Subsidiaries, (c) the exposure of the Company to any loss from these Non-consolidated Pool Subsidiaries, and (d) any liquidity arrangement, guarantees and any other commitments by third parties that may affect the risk of exposure and concluded that none of the above conditions apply. The Non-consolidated Pool Subsidiaries are accounted for under the equity method. Under the equity method of accounting, investments in non-consolidated Pool subsidiaries are stated at initial cost and are adjusted for subsequent additional investments and our proportionate share of earnings or losses and distributions. As of December 31, 2025 and 2024 cost, as well as our proportionate share of earnings or losses and distributions for the years then ended, were both $nil.

For the years ended December 31, 2025, 2024 and 2023, the Non-consolidated Pool Subsidiaries consisted of the following:

•
Blue Fin Tankers Inc., which operates a pool of Suezmax-size tankers (the “Blue Fin pool”)
•
SeaLion Tankers INC., which operates a pool of LR2-size and Aframax-size tankers (the “SeaLion Pool”)
•
Dorado Tankers Pool Inc., which operates a pool of MR2-size tankers (the “Dorado pool”)

For the years ended December 31, 2025, 2024 and 2023, the dormant Non-consolidated Pool Subsidiaries consisted of the following:

•
Sigma Tankers Inc. (the “Sigma pool”)
•
Seawolf Tankers Inc. (the “Seawolf Pool”)
•
Star Tankers Inc. (the “Star pool”)
•
Marlin Tankers Inc. (the “Marlin Pool”)
•
Sea Otter Tankers Inc. (the “Sea Otter Pool”)

Seadragon Tankers Inc. operated a pool of VLCC tankers (the “Seadragon pool”) for the year ended December 31, 2024. During the year ended December 31, 2025, the Company ceased providing management services to Seadragon Tankers Inc. since the pool agreements with the vessels in the Seadragon pool were terminated. As a result, Seadragon pool was an operating Non-consolidated Pool Subsidiary of the Company for the years ended December 31, 2024 and 2023 and had no operations as of December 31, 2025.

SeaHorse Tankers Inc. operated a pool of small size tankers (the “SeaHorse Pool”) for the year ended December 31, 2023. During the year ended December 31, 2024, the Company ceased providing management services to SeaHorse Tankers Inc. since the pool agreements with the vessels in the SeaHorse Pool were terminated. As a result, SeaHorse Pool was an operating Non-consolidated Pool Subsidiary of the Company for the year ended December 31, 2023 and dormant as of December 31, 2025 and 2024.

Vessel Acquisition

On June 30, 2025, the Company entered into a Memorandum of Agreement (“MOA”) to acquire from a related party the C/V A. Obelix, a 1,702 TEU feeder container vessel built in 2008 at Wadan/Aker Yards, Wismar, Germany. The vessel was expected to be delivered with an approximately 2.5-year time charter. The aggregate purchase price was $25.25 million, supported by seller and debt financing, with delivery initially expected in October 2025, subject to customary closing conditions. On January 21, 2026, the Company terminated the MOA entered into on June 30, 2025, with respect to the acquisition of C/V A. Obelix. The deposit of $2,525,000 was returned to the Company in 2026, and there was no financial impact to the Company.

Vessel leases

In April 2025, the Company entered into a time charter agreement, with a related party company owned by the ultimate beneficial owner of one of the Company's principal shareholders, to lease a platform supply vessel ("PSV") for an initial lease term of 5 years with a three one-year extension options.

During the year ended December 31, 2025, the Company entered into a voyage charter agreement with a related party company owned by the ultimate beneficial owner of one of the Company’s principal shareholders, to lease a vessel.

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

.

ITEM 9. OFFER AND THE LISTING

A. Offer and Listing Details.

Please see “Item 9. Offer and Listing—C. Markets.”

B. Plan of Distribution

Not applicable

C. Markets.

Since February 20, 2025, our common shares have traded on the Nasdaq Capital Market under the symbol "HMR".

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

Directors and Executive Officers

Our Board currently consists of seven directors. Directors will be elected by a plurality of the votes cast by shareholders entitled to vote in an election. The Articles provide that cumulative voting shall not be used to elect directors. The Articles provide for a staggered board of directors, whereby directors shall be divided into three classes: Class I, Class II and Class III, which shall be as nearly equal in number as possible. The initial terms of the different classes our board of directors expire as follows: (i) our Class I directors in 2025; (ii) our Class II directors in 2026; and (iii) our Class III directors in 2027. Following the expiration of these initial terms, each class will serve a three-year term. Our Class I directors were re-elected in 2025 to serve until our 2028 annual meeting of shareholders. Each director serves his or her respective term of office until his or her successor has been elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

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

Indemnification of Officers and Directors

Our Bylaws include a provision that entitles any of our directors or officers to be indemnified by us upon the same terms, under the same conditions and to the same extent as authorized by the BCA if the director or officer acted in good faith and in a manner reasonably believed to be in and not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

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

Based on the foregoing, we expect that we and our subsidiaries will satisfy both the 50% Ownership Test and the Publicly Traded Test future taxable years and intend to comply with the substantiation and reporting requirements that are applicable under Section 883 of the Code to claim the Section 883 Exemption. If in any future taxable year, the ownership of our Common Shares changes, because, among other things, we can give no assurance that such shareholders are qualified shareholders or that a sufficient number of qualified shareholders will cooperate with us in respect of the applicable substantiation and reporting requirements, there can be no assurance that we will satisfy either the 50% Ownership Test or the Publicly Traded Test, in which case we and our subsidiaries would not qualify for the Section 883 Exemption for that taxable year and would be subject to U.S. federal tax as set forth in the above discussion.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “electing holder”) the electing holder must report for U.S. federal income tax purposes its pro-rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of the electing holder, regardless of whether distributions were received from us by the electing holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders may be eligible for preferential capital gains tax rates. The electing holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the electing holder’s tax basis in the common shares. An electing holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incur with respect to any taxable year. An electing holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our Common Shares. A U.S. Holder would make a timely QEF election for our Common Shares by filing IRS Form 8621 with his U.S. federal income tax return for the first year in which he held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we intend to provide each U.S. Holder with information necessary for the U.S. Holder to make the QEF election described above. If we were treated as a PFIC for our 2025 taxable year, we anticipate that, based on our current projections, we would not have a significant amount of taxable income or gain that would be required to be taken into account by U.S. Holders making a QEF election effective for such taxable year.

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

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, receivables from related parties, accounts receivable, net, other receivables, payables to vessel owners, payables to related party and accounts payable and accrued expenses are reasonable estimates of their fair value due to the short-term nature of these financial instruments. When measuring the fair value of an asset or a liability, we use market observable data to the extent applicable.

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

For a discussion of our exposure to market risk and our periodic fair value measurements, see Note 17 to our audited consolidated financial statements for the years ended December 31, 2025 and 2024 included elsewhere in this report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure of controls and procedures.

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2025. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

B. Management's annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officer and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•
Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company’s management and directors; and
•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control-Integrated Framework (2013).

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of our internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act as of December 31, 2025. Based upon that evaluation, management, including the Principal Executive Officer and Principal Financial Officer, concluded that our internal controls over financial reporting are effective as of December 31, 2025.

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

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2024 and 2025. Deloitte Certified Public Accountants S.A. billed the following fees to us for professional services:

(a)
Audit Fees

Audit fees represent compensation for professional services rendered for (i) the audit of our annual financial statements, (ii) the review of our quarterly financial information (iii) audit services provided in connection with filing of registration statements and related consents and other audit services required for SEC or other regulatory filings. The audit fees for the audit of each of the years ended December 31, 2024 and 2025 were $0.4 million and $0.6 million, respectively. Included in these amounts are audit fees of $0.1 million and $0.08 million respectively, related to the audit of the Non-consolidated Pool Subsidiaries.

(b)
Audit-Related Fees

There are no audit related services fee charged for the years ended December 31, 2024 and 2025.

(c)
Tax Fees

No fees for Tax services were charged for the years ended December 31, 2024 and 2025 respectively.

(d)
All Other Fees

No other fees were charged for the years ended December 31, 2024 and 2025.

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
(2)
No policies and procedures relating to the pre-approval by our audit committee of the services of our independent auditors were applicable for the year ended December 31, 2025 because our audit committee was not established until February 19, 2025. Our audit committee will separately pre-approve all engagements and fees paid to our principal accountants from February 19, 2025 and on.
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

There are two significant differences between our corporate governance practices and the practices required by Nasdaq. Nasdaq requires that non-management directors meet regularly in executive sessions without management. Marshall Islands law and our Bylaws do not require our non-management directors to regularly hold executive sessions without management. In addition, Nasdaq requires that a company’s compensation committee be composed entirely of independent directors, and that director nominees must be selected, or recommended for the board of director’s selection, by either (i) independent directors constituting a majority of the board’s independent directors or (ii) a nominations committee comprised solely of independent directors. Marshall Islands law and our bylaws do not impose such requirements, and our nominating and compensation committee currently consists of three directors, two of which are considered independent under Nasdaq standards.

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

Governance

Responsibility for overseeing, assessing and managing cybersecurity risks resides within management, with primary responsibility assigned to our IT Manager, who leads the Company’s cyber security function. This individual brings over 20 years of experience across IT operations, systems administration, software development, and security program management, and holds relevant industry certifications, including:

•
Certified Information Systems Security Professional (CISSP)
•
Certified Cloud Security Professional (CCSP)

As part of the ongoing ISO/IEC 27001 implementation expanding responsibilities to include structured policy development and executive-level risk reporting. The IT Manager oversees processes related to the prevention, detection, mitigation, and remediation of cybersecurity incidents. Preventive, detective and responsive controls are implemented to support cybersecurity risk management, supported by internal resources and managed security service providers.

The IT Manager will report cybersecurity risks and incidents to the CEO and CFO and to the Board of Directors on an incident-driven or ad hoc basis, as well as in response to significant cybersecurity events or material changes in the organization’s security posture or vendor relationships.

As part of Heidmar’s ongoing implementation of ISO/IEC 27001, we continue to enhance and formalize governance procedures around cybersecurity risk. This includes the potential designation of a Chief Information Security Officer (CISO) and the establishment of structured board reporting processes to support ongoing oversight of cybersecurity risk at the executive level.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The financial statements, together with the report of Deloitte Certified Public Accounts, S.A., thereon, are set forth on page F-1 and are filed as a part of this report.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company(1)
1.2	Amended and Restated Bylaws of the Company(3)
2.1	Form of Stock Certificate(2)
2.3	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act(3)
4.1	Shareholders Agreement, dated February 19, 2025, by and between the Company, Rhea Marine Ltd. and Maistros Shipinvest Corp.(3)
4.2	Registration Rights Agreement, dated February 19, 2025, by and between the Company, Rhea Marine Ltd. and Maistros Shipinvest Corp.(3)
4.3	Common Share Purchase Agreement, dated as of June 6, 2025, by and between Heidmar Maritime Holdings Corp. and B. Riley Principal Capital II, LLC(4)
4.4	Registration Rights Agreement, dated as of June 6, 2025, by and between Heidmar Maritime Holdings Corp. and B. Riley Principal Capital II, LLC(4)
8.1	List of Subsidiaries of the Company
11.1	Insider Trading Policy(3)
11.2	Code of Conduct(3)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation(3)
101	Inline Interactive Data Files
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)
Filed as an Exhibit to the Company’s Current Report on Form 6-K on February 20, 2025, and incorporated by reference herein.
(2)
Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-4 (Amendment No. 4) (File No. 333-) on February 4, 2025, and incorporated by reference herein.
(3)
Filed as an Exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and incorporated by reference herein.
(4)
Filed as an Exhibit to the Company's Current Report on Form 6-K on June 9, 2025, and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HEIDMAR MARITIME HOLDINGS CORP.

	By:	/s/ Pankaj Khanna
	Name:	Pankaj Khanna
	Title”	Chief Executive Officer (Principal Executive Officer)
Date: April 30, 2026

Consolidated Financial Statements

Heidmar Maritime Holdings Corp.

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Heidmar Maritime Holdings Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Heidmar Maritime Holdings Corp. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 30, 2026

We have served as the Company’s auditor since 2022.

Heidmar Maritime Holdings Corp.

Consolidated Balance Sheets

As of December 31, 2025 and 2024

(Expressed in United States Dollars)

	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	18,648,537	20,029,506
Receivables from related parties (Note 3)	4,315,002	8,313,623
Accounts receivable, net	1,239,750	-
Other receivables (Note 3)	1,835,687	930,381
Inventories (Note 12)	2,450	612,165
Prepayments and other current assets	1,158,022	366,100
Current assets of discontinued operations (Note 18)	182,128	-
Total current assets	27,381,576	30,251,775
Non-current assets
Right-of-use assets from operating leases (Note 8)	601,067	5,047,490
Right-of-use asset from operating lease, related party (Notes 3 and 8)	40,279,432	-
Property and equipment, net (Note 4)	268,468	317,510
Advances for vessel acquisition, related party (Note 3)	2,525,000	-
Guarantees	149,023	143,445
Goodwill (Note 14)	344,156	344,156
Intangible asset, net (Note 14)	390,928	420,328
Investment in joint venture (Note 15)	-	1,569,573
Other fixed assets	27,219	27,219
Non-current assets of discontinued operations (Note 18)	169,863	-
Total non-current assets	44,755,156	7,869,721
Total assets	72,136,732	38,121,496
Stockholders’ equity and liabilities
Current liabilities
Payables to vessel owners (Note 5)	15,319,690	5,085,232
Accounts payable and accrued expenses (Note 13)	4,168,821	1,730,308
Payables to sharing partner and assignee (Note 9)	-	1,343,098
Payables to assignee, related party (Notes 3 and 9)	-	60,892
Payables to related party (Note 3)	937,066	-
Payables to shareholder (Note 3)	-	5,239,219
Acquisition installments payable, current portion (Note 14)	68,564	177,237
Deferred revenue	37,200	1,116,000
Operating lease liabilities, current portion (Note 8)	454,045	4,889,539
Operating lease liabilities, current portion, related party (Notes 3 and 8)	8,242,105	-
Total current liabilities	29,227,491	19,641,525
Non-current liabilities
Acquisition installments payable, net of current portion (Note 14)	-	84,968
Operating lease liabilities, non-current portion (Note 8)	162,928	179,593
Operating lease liabilities, non-current portion, related party (Notes 3 and 8)	32,037,327	-
Total non-current liabilities	32,200,255	264,561
Total liabilities	61,427,746	19,906,086
Commitments and contingencies (Note 10)
Stockholders’ equity
Common stock ($0.001 par value, 450,000,000 shares authorized and 58,409,823 issued and outstanding as of December 31, 2025, 100 shares authorized issued and outstanding as of December 31, 2024) (Notes 19 and 21)	58,410	-
Accumulated other comprehensive income	1,257,209	1,341,547
Additional paid-in capital	27,305,901	4,225,265
(Accumulated deficit)/ retained earnings	(17,912,534)	12,648,598
Total stockholders’ equity	10,708,986	18,215,410
Total stockholders’ equity and liabilities	72,136,732	38,121,496

The accompanying notes are an integral part of these consolidated financial statements.

Heidmar Maritime Holdings Corp.

Consolidated Statements of Operations

For the Years Ended December 31, 2025, 2024 and 2023

(Expressed in United States Dollars)

	2025	2024	2023
Revenues
Trade revenues (Note 7)	4,422,106	3,334,142	4,930,274
Trade revenues, related parties (Note 3)	7,909,617	9,764,800	13,788,955
Voyage and time charter revenues (Notes 7 and 8)	43,520,135	15,180,700	21,968,679
Syndication income, related party (Note 3)	-	670,231	8,409,528
Total revenues	55,851,858	28,949,873	49,097,436
Expenses/ (income)
Voyage expenses	2,692,965	610,292	762,229
(Gain)/ loss on inventories (Note 12)	(48,630)	101,756	-
Gain on inventories, related parties (Notes 3 and 12)	(256,970)	-	-
Operating lease expenses (Note 8)	6,466,671	9,867,091	8,077,834
Operating lease expenses, related party (Notes 3 and 8)	7,824,362	-	-
Voyage and charter-in expenses (Note 8)	18,869,082	1,320,063	10,505,532
Voyage-in expenses, related party (Notes 3 and 8)	5,905,714	-	-
General and administrative expenses (Note 20)	19,259,585	12,899,599	10,099,716
Gain on disposal of subsidiary (Note 1)	(61,130)	-	-
Amortization of intangible asset (Note 14)	29,400	20,672	-
Depreciation (Note 4)	47,067	39,874	12,828
Total expenses, net	60,728,116	24,859,347	29,458,139
Operating (loss)/ income	(4,876,258)	4,090,526	19,639,297
Other income/ (expenses)
Interest income, net	183,319	428,829	938,342
Interest income, related parties (Note 3)	5,060	77,308	-
Finance income/ (costs), net (Notes 9 and 11)	79,804	(1,832,995)	(1,368,613)
Finance costs, related party (Notes 3 and 11)	-	(77,117)	(4,833)
Share of loss from joint venture (Note 15)	(227,221)	(859,400)	-
Other expenses (Note 14)	(3,917,767)	-	-
Other income, net	-	250,468	-
Foreign exchange gains/ (losses)	115,447	(164,168)	350,005
Other expenses, net	(3,761,358)	(2,177,075)	(85,099)
Net (loss)/ income from continuing operations	(8,637,616)	1,913,451	19,554,198
Net loss from discontinued operations	(13,923,516)	-	-
Net (loss)/ income	(22,561,132)	1,913,451	19,554,198
Net (loss)/ income from continuing operations per:
Common share, basic and diluted (Note 16)	$(0.15)	$0.03	$0.34
Net loss from discontinued operations per:
Common share, basic and diluted (Note 16)	$(0.24)	-	-
Net (loss)/ income per:
Common share, basic and diluted (Note 16)	$(0.39)	$0.03	$0.34
Weighted-average shares outstanding
Common shares, basic and diluted	58,257,577	57,123,798	57,123,798

The accompanying notes are an integral part of these consolidated financial statements.

Heidmar Maritime Holdings Corp.

Consolidated Statements of Comprehensive Income/ (Loss)

For the Years Ended December 31, 2025, 2024 and 2023

(Expressed in United States Dollars)

	2025	2024	2023
Net (loss)/income for the year	(22,561,132)	1,913,451	19,554,198
Other comprehensive (loss)/income:
Foreign currency translation	(84,338)	(108,416)	66,109
Total comprehensive (loss)/income for the year	(22,645,470)	1,805,035	19,620,307

The accompanying notes are an integral part of these consolidated financial statements.

Heidmar Maritime Holdings Corp.

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2025, 2024 and 2023

(Expressed in United States Dollars, except number of shares)

			Additional paid-in capital	Accumulated other comprehensive income	Retained earnings/(accumulated deficit)	Total stockholders’ equity
	Common Stock No of common shares	Amount
Balance, January 1, 2023	-	-	4,225,265	1,383,854	16,180,949	21,790,068
Net income for the year	-	-	-	-	19,554,198	19,554,198
Dividends declared and paid (distributions of $260,417 per common share)	-	-	-	-	(25,000,000)	(25,000,000)
Foreign currency translation	-	-	-	66,109	-	66,109
Balance, December 31, 2023	-	-	4,225,265	1,449,963	10,735,147	16,410,375
Issuance of common shares	100	-	-	-	-	-
Net income for the year	-	-	-	-	1,913,451	1,913,451
Foreign currency translation	-	-	-	(108,416)	-	(108,416)
Balance, December 31, 2024	100	-	4,225,265	1,341,547	12,648,598	18,215,410
Dividends declared / paid (distribution of $80,000 per common share)	-	-	-	-	(8,000,000)	(8,000,000)
Conversion of shares due to business combination	(100)	-	-	-	-	-
Capitalization at business combination: Issuance of capital stock (Notes 14 and 19)	57,123,798	57,124	14,201,336	-	-	14,258,460
Fair value of the earnout shares to be issued (Note 14)	-	-	3,917,767	-	-	3,917,767
Stock-based compensation (Note 21)	1,070,753	1,071	4,961,748	-	-	4,962,819
Issuance of common stock (Note 19)	215,272	215	279,132	-	-	279,347
Issuance costs (Note 19)	-	-	(279,347)	-	-	(279,347)
Net loss for the year	-	-	-	-	(22,561,132)	(22,561,132)
Foreign currency translation	-	-	-	(84,338)	-	(84,338)
Balance, December 31, 2025	58,409,823	58,410	27,305,901	1,257,209	(17,912,534)	10,708,986

The accompanying notes are an integral part of these consolidated financial statements.

Heidmar Maritime Holdings Corp.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2025, 2024 and 2023

(Expressed in United States Dollars)

	2025	2024	2023
Cash flows from operating activities
Net income for the year	(22,561,132)	1,913,451	19,554,198
Less: Net loss from discontinued operations	(13,923,516)	-	-
Net (loss)/ income from continuing operations	(8,637,616)	1,913,451	19,554,198
Adjustments to reconcile net (loss)/ income from continuing operations to net cash provided by operating activities of continuing operations:
Depreciation	47,067	39,874	12,828
Amortization of intangible asset	29,400	20,672	-
Share of loss from joint venture	227,221	859,400	-
Noncash loss on inventories	-	91,243	-
Noncash lease expense	10,680,499	9,398,851	6,981,148
Gain on disposal of subsidiary	(61,130)	-	-
Fair value of the earnout shares to be issued	3,917,767	-	-
Stock-based compensation	4,962,819	-	-
Changes in assets and liabilities:
Receivables/payables from/to related parties	4,005,687	2,890,393	1,430,036
Payables to vessel owners	10,234,458	177,560	(6,112,140)
Guarantees	(5,578)	(7,472)	30,611
Other receivables	(905,306)	(334,977)	17,556
Inventories	609,715	499,513	(1,202,921)
Prepayments and other current assets	(940,700)	1,098,870	881,829
Accounts receivable, net	(1,239,750)	-	-
Accounts payable and accrued expenses	2,495,052	(10,307)	683,717
Payables to sharing partner and assignee	(371,009)	136,790	(54,566)
Payables to assignee, related party	(60,892)	56,059	4,833
Deferred revenue	(1,078,800)	(693,408)	(3,221,483)
Operating lease liabilities	(10,703,284)	(9,377,209)	(6,981,148)
Net cash provided by operating activities of continuing operations	13,205,620	6,759,303	12,024,498
Cash flows from investing activities of continuing operations
Disposal of cash due to sale of subsidiary	(5,092,943)	-	-
Proceeds from disposal of subsidiary	10,000	-	-
Payments for additions of property and equipment	(930)	(268,438)	(9,053)
Loan to the Non-consolidated pool subsidiaries	-	(930,000)	-
Return of loan to the Non-consolidated Pool Subsidiaries	930,000	-	-
Advances for vessel acquisition	(2,525,000)	-	-
Contributions to joint venture	-	(2,428,973)	-
Return of contributions from the joint venture	1,500,000	-	-
Advances to the joint venture	(157,648)	-	-
Cash consideration in business acquisition (Note 14)	-	(400,000)	-
Net cash used in investing activities of continuing operations	(5,336,521)	(4,027,411)	(9,053)
Cash flows from financing activities of continuing operations
Principal payments attributable to the acquisition installments payable	(193,641)	(122,951)	-
Proceeds from equity offering	279,347	-	-
Stock issuance costs	(279,347)	-	-
Repayments to sharing partner	(972,089)	-	-
Proceeds from assignee	-	-	623,215
Repayments to assignee	-	(623,215)	-
Proceeds from assignee, related party	-	-	779,019
Repayments to assignee, related party	-	(779,019)	-
Proceeds from shareholder	-	-	5,239,219
Dividends paid	(8,000,000)	-	(25,000,000)
Net cash used in financing activities of continuing operations	(9,165,730)	(1,525,185)	(18,358,547)
Net (decrease)/ increase in cash and cash equivalents from continuing operations	(1,296,631)	1,206,707	(6,343,102)
Cashflows from discontinued operations
Operating activities	(883,550)	-	-
Investing activities	883,550	-	-
Net change in cash and cash equivalents from discontinued operations	-	-	-
Net (decrease)/ increase in cash and cash equivalents	(1,296,631)	1,206,707	(6,343,102)
Effect of exchange rate changes on cash and cash equivalents	(84,338)	(108,416)	66,109
Net (decrease)/increase in cash and cash equivalents	(1,380,969)	1,098,291	(6,276,993)
Cash and cash equivalents at the beginning of the year	20,029,506	18,931,215	25,208,208
Cash and cash equivalents at the end of the year	18,648,537	20,029,506	18,931,215
Supplemental cash flow information	-
Cash paid for interest	352,097	1,717,263	1,423,179
Non cash investing and financing activities
Acquisition of business	-	(347,656)	-
Disposal of discontinued operations’ business	351,991	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1.
Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of Heidmar Maritime Holdings Corp. (“HMR”) and its controlled subsidiaries (collectively, the “Company”).

Heidmar Maritime Holdings Corp. was incorporated by Heidmar Inc. (or “Heidmar” or “HMI”) on May 7, 2024, under the laws of the Republic of the Marshall Islands, having common stock of 100 registered shares, at $0.001 par value. On June 18, 2024, HMR entered into a business combination agreement (as amended on December 17, 2024, and January 31, 2025, the “Business Combination Agreement”) with Heidmar, MGO Global Inc. (“MGO”), HMR Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of HMR, and Rhea Marine Ltd. and Maistros Shipinvest Corp. (together, the “Heidmar Shareholders”). Pursuant to the Business Combination Agreement, on February 19, 2025, (i) MGO merged with and into Merger Sub, with MGO surviving the merger as a wholly owned subsidiary of HMR and (ii) the Heidmar Shareholders transferred all of their common shares of Heidmar to HMR, with Heidmar becoming a wholly owned subsidiary of HMR (the “Business Combination”).

Upon the closing of the Business Combination, HMR became the going-forward public company and the direct parent company of both HMI and MGO and its common shares began trading on the Nasdaq Capital Market on February 20, 2025, under the symbol “HMR”. HMR and Heidmar are entities under common control. Pursuant to U.S. generally accepted accounting principles (“U.S. GAAP”), this transaction is accounted for as a business acquisition, with Heidmar Inc. being the accounting acquirer and MGO the acquired entity.

Accordingly, the historical financial information of Heidmar Inc. has been carried forward as the historical financial information of the Company, except for the number of shares, which depicts HMR’s equity capitalization following the closing of the Business Combination Agreement on February 19, 2025. The financial information for the year ended December 31, 2025, includes the results of operations and financial position of Heidmar Maritime Holdings Corp. and its subsidiaries, Heidmar Inc. and MGO.

Comparative financial information for the years ended December 31, 2024, and 2023, reflects only the historical results of operations and financial position of Heidmar Inc., the accounting acquirer. The results of MGO for the comparative periods are not presented within the comparative financial information, as MGO is accounted for as the acquired entity and its historical financial information does not constitute the predecessor financial information of the Company. The Company consolidates MGO from the date of acquisition.

Heidmar engages in marine transportation services on an international basis that consists of five business activities: management services to pools of vessels that share operational costs and revenues (“pool management services”), commercial management services for individual vessels (“commercial management services”), sale and purchase services for vessels, which involves assisting clients with the buying and selling of ships (“S&P services”), technical management services for individual vessels (“technical management services”) and chartering of vessels through charter in and charter out (“charter in – charter out”). Heidmar Inc. was formed under the laws of Republic of Liberia on December 3, 1987 and redomiciled into the Republic of the Marshall Islands on December 4, 2006.

MGO engaged in brand acceleration and digital commerce activities, with a focus on the acquisition, development, and monetization of consumer brands across multiple product categories. The Company had built an end-to-end, scalable brand-building platform backed by consumer behavioral data and digital marketing expertise. Its operations were centered around the development and management of digitally native brands designed to thrive in the modern Direct to Consumer (“DTC”) economy. MGO was founded in October 2018 under the laws of the State of Delaware and is headquartered in Florida, with remote employees and specialty contractors located in London, New York, and Latin America.

Following a strategic shift, Company’s management decided to sell the non-core and loss-making flagpole business run under Americana Liberty LLC (“Americana Liberty”), which was a subsidiary of MGO. On June 27, 2025, Americana Liberty that was inherited as part of the business combination with MGO was sold to its former management and MGO has no operations.

In addition, on September 30, 2025, the Company completed the disposal of its loss-making subsidiary, Heidmar Trading DMCC, to the management of the entity. The results of operations of Heidmar Trading DMCC have been consolidated until the date of disposal. As a result of this transaction, the Company recognized a gain on disposal on sale of $61,130 presented under “Gain on disposal of subsidiary” in the accompanying consolidated statement of operations.

The gain on sale of the Company’s subsidiary, Heidmar Trading DMCC, is analyzed as follows:

Assets of Heidmar Trading DMCC as of September 30, 2025	$5,244,620
Liabilities of Heidmar Trading DMCC as of September 30, 2025	$(5,295,750)
Net liabilities of Heidmar Trading DMCC as of September 30, 2025	$(51,130)
Fair value of consideration for the disposal of Heidmar Trading DMCC on September 30, 2025
Cash	$10,000
Total fair value of consideration for the disposal of Heidmar Trading DMCC on September 30, 2025	$10,000
Gain on disposal of Heidmar Trading DMCC on September 30, 2025	$61,130

As of December 31, 2025, the consolidated financial statements include Heidmar Maritime Holdings Corp. and the following controlled subsidiaries:

•
Heidmar Inc.
•
Heidmar International Pools Inc.
•
Heidmar Assets LLC
•
Cash Custodian Inc.
•
Heidmar Bulkers Inc.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

•
Heidmar Investments LLC
•
Heidmar UK Limited
•
Heidmar UK Trading Limited
•
Heidmar (Far East) LLC
•
Heidmar (Far East) Pte. Ltd.
•
Heidmar (Far East) Tankers Pte Ltd.
•
Heidmar DMCC
•
Ocean Star Inc.
•
Ocean Dolphin Inc.
•
Landbridge Ship Management (HK) Limited
•
MGO Global Inc.

In addition, as of December 31, 2025, Heidmar Maritime Holdings Corp. owns 50% of the shares of BH Cape Holdings Pte. Ltd. and exercises joint control over this entity (Note 15).

MGO Digital LLC, subsidiary of MGO Global Inc., was dissolved during the year ended December 31, 2025, as it was dormant.

At December 31, 2025, the Company had a working capital deficit of $1,845,915 and cash and cash equivalents of $18,648,537. As of December 31, 2025, the Company had advanced $2,525,000 for the acquisition of a vessel, which is presented within non-current assets. The related memorandum of agreement was terminated on January 21, 2026 (Note 22), and the funds were subsequently returned to the Company, alleviating the working capital deficit. Additionally, the Company expects to finance its working capital deficit with operational cash flows. The Company for the year ended December 31, 2025 had net cash provided from operating cash flows of $13,205,620, despite an operating loss of $4,876,258. Therefore, there is no substantial doubt about the Company’s ability to continue as a going concern, for a reasonable period of time. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

2.
Significant Accounting Policies

Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of HMR and its subsidiaries in which it holds a controlling financial interest. All inter-company balances and transactions have been eliminated upon consolidation. The Company’s wholly owned subsidiaries to which the Company provides pool management services are variable interest entities, which are not controlled by HMR, but rather by the participants in the pools pursuant to the one vote‑per‑vessel contractual arrangements between the Company and the participants in the pools (the “Non-consolidated Pool Subsidiaries”). The Company has evaluated all facts and circumstances of not being the primary beneficiary of these Non-consolidated Pool Subsidiaries as per the guidance in ASC 810 including (a) any financial or other support (explicitly or implicitly) during the periods presented, (b) the carrying amounts and relevant classifications of the Non-consolidated Pool Subsidiaries, (c) the exposure of the Company to any loss from these Non-consolidated Pool Subsidiaries, and (d) any liquidity arrangement, guarantees and any other commitments by third parties that may affect the risk of exposure and concluded that none of the above conditions apply. The Non-consolidated Pool Subsidiaries are accounted for under the equity method. Under the equity method of accounting, investments in non-consolidated pool subsidiaries are stated at initial cost, and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company’s equity interest in the Non-consolidated Pool Subsidiaries as of December 31, 2025 and 2024 as well as the Company’s proportionate share of earnings or losses and distributions for the three years in the period ended December 31, 2025 was $nil.

For the years ended December 31, 2025, 2024 and 2023, the Non-consolidated Pool Subsidiaries consisted of the following:

•
Blue Fin Tankers Inc., which operates a pool of Suezmax-size tankers (the “Blue Fin pool”)
•
SeaLion Tankers INC., which operates a pool of LR2-size and Aframax-size tankers (the “SeaLion Pool”)
•
Dorado Tankers Pool Inc., which operates a pool of MR2-size tankers (the “Dorado pool”)

For the years ended December 31, 2025, 2024 and 2023, the dormant Non-consolidated Pool Subsidiaries consisted of the following:

•
Sigma Tankers Inc. (the “Sigma pool”)
•
Seawolf Tankers Inc. (the “Seawolf Pool”)
•
Star Tankers Inc. (the “Star pool”)
•
Marlin Tankers Inc. (the “Marlin Pool”)
•
Sea Otter Tankers Inc. (the “Sea Otter Pool”)

Seadragon Tankers Inc. operated a pool of VLCC tankers (the “Seadragon pool”) for the year ended December 31, 2024. During the year ended December 31, 2025, the Company ceased providing management services to Seadragon Tankers Inc. since the pool agreements with the vessels in the Seadragon pool were terminated. As a result, Seadragon pool was an operating Non-consolidated Pool Subsidiary of the Company for the years ended December 31, 2024 and 2023 and had no operations as of December 31, 2025.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

SeaHorse Tankers Inc. operated a pool of small size tankers (the “SeaHorse Pool”) for the year ended December 31, 2023. During the year ended December 31, 2024, the Company ceased providing management services to SeaHorse Tankers Inc. since the pool agreements with the vessels in the SeaHorse Pool were terminated. As a result, SeaHorse Pool was an operating Non-consolidated Pool Subsidiary of the Company for the year ended December 31, 2023 and dormant as of December 31, 2025 and 2024.

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

Earnings/ (loss) per common share: Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities.

Diluted earnings per share gives effect to all potentially dilutive securities to the extent that they are dilutive.

Foreign Currency Translation: The Company translates the consolidated financial statements of its non-U.S. subsidiaries into U.S. dollars from their functional currencies. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the consolidated balance sheet dates. Revenues and expenses are translated at the weighted average exchange rates prevailing during the period. Unrealized gains or losses arising from currency translation are included in other comprehensive income/(loss) in the accompanying consolidated statements of comprehensive income/(loss).

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

Property and equipment, net: Property and equipment is recorded at cost, less accumulated depreciation and impairment, if any. The cost of each of the Company’s assets is depreciated on a straight-line basis over the asset’s remaining economic useful life, after considering the estimated residual value (if any).

The expected useful life of each of the assets are as follows:

Property and equipment
Furniture and office equipment	10 years
IT equipment and software	5 years

Impairment Loss: The Company follows the ASC Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded for property and equipment, when indicators of impairment are present and the fair value less costs to sell of those assets are less than their carrying amounts. If the carrying value of the related asset exceeds the fair value less costs to sell, the carrying value is reduced to its fair value less costs to sell and the difference is recorded as an impairment loss in the accompanying consolidated statements of operations. For the years ended December 31, 2025, 2024 and 2023 there was no impairment loss.

Impairment of Right of use assets from operating leases: The Company evaluates its Right of use assets from operating leases for potential impairment when it determines a triggering event has occurred. When a triggering event has occurred, the Company performs a test of recoverability by comparing the expected undiscounted future cash flows (including expected residual values) over the remaining lease terms to the carrying value of the Right of use asset. If the test of recoverability identifies a possible impairment, the Right of use asset’s fair value is measured in accordance with the fair value measurement framework. An impairment charge is recognized for the amount by which the carrying value of the Right of use asset exceeds its estimated fair value and would be recorded in the accompanying consolidated statements of operations. For the years ended December 31, 2025, 2024 and 2023 there was no impairment of the Company’s Right of use assets from operating leases.

Discontinued Operations: In accordance with Accounting Standards Update (‘ASU’) 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.

Equity Compensation Plan: Share-based compensation includes vested and non-vested shares that may be granted to employees of the Company and to non-employee directors, for their services as directors and is included in General and administrative expenses in the consolidated statements of operations. These shares are measured at their fair value. The fair value of the restricted shares is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is recognized in full on the grant date.

The restricted shares that contain a time-based service vesting condition are considered non-vested on the grant date and the total fair value of such awards is recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest. The Company accounts for forfeitures as they occur.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

Earnout shares: Earnout Shares determined to be indexed to the Company's own equity, in the manner contemplated by ASC 815-40-15, Derivatives and Hedging - Contracts in Entity's Own Equity, are classified as Equity. The initial fair value of the Earnout shares that may be issued to the Heidmar Shareholders is classified within equity and the offsetting entry is recognized within the Company's operating results in the same period.

Offering costs: Expenses directly attributable to an equity offering are deferred and set off against the proceeds of the offering within paid-in capital. If the offering is aborted, or if such expenses exceed the proceeds, the excess amount is expensed and recognized in earnings under the “General and administrative expenses” in the accompanying statements of operations.

Dividends: Dividends are recorded when declared. Dividends are recorded in equity against retained earnings to the extent there are retained earnings on the date of recording, while any shortfall is recorded in additional paid-in capital.

Accounts Receivable, net: The amount shown as accounts receivable, net includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. The Company assesses collectability by reviewing accounts receivable on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status. The Company also considers customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data. The Company assessed that any impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, while all other receivables are assessed for expected credit losses under ASC 326. Under the simplified approach of ASC 326, the Company recognizes lifetime expected credit losses ("ECLs") on receivables and the loss allowance is always equal to ECLs. With regards to operating lease receivables, ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. No provision for doubtful accounts was required for the periods presented.

Accounting for Trade Revenues and Trade Revenues, related parties: Trade revenues consist primarily of commissions and management fees earned from pool management services and commercial management services, commissions earned from services provided on sale and purchase (“S&P”) of vessels and management fees earned from technical management services. Commissions from same pool management services and commercial management services are earned based on the gross freight, dead freight, hire and demurrage revenues of the managed vessels and are recognized ratably over the duration of each voyage on a load port-to-discharge port basis. Management fees from pool management services and commercial management services are earned on a fixed rate per day, per vessel. The Company’s pool and commercial management services do not have established terms of duration. Either party is entitled to terminate the agreement at any time after the expiry of a certain period, subject to the completion of the ongoing voyage, provided written notice of a period up to 3 months is given by either party to the other that the agreement is to terminate. Trade revenues are recognized when earned and when it is probable that future economic benefits will flow to the Company and such benefit can be measured reliably. The performance obligations begin to be satisfied once the vessel begins loading the cargo. The Company determined that its service contracts consist of a single performance obligation of providing commercial management services during the transportation of the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses and the revenue is recognized on a straight- line basis over the voyage days from the commencement of the loading of cargo to completion of discharge.

Trade revenues received in advance of the provision of pool management and commercial service are recorded as deferred revenue and recognized when the service is rendered. Deferred revenue amounts that will be recognized within the next twelve months are presented as current, with amounts to be recognized thereafter presented as non-current.

Management fees from technical management services are earned for each vessel at a fixed rate per day. The Company’s technical management services have established terms that vary in duration and either party can terminate the agreement if certain conditions are met. Trade revenues are recognized when earned and when it is probable that future economic benefits will flow to the Company and such benefit can be measured reliably. The Company determined that its technical management service contracts consist of a single performance obligation of providing technical management services during the period of service and the revenue is recognized on a straight-line basis over the service period.

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

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

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

Our time charter-in contracts relate to the charter-in activity of vessels from third parties or related parties for a specified period of time in exchange for consideration, which is based on a daily rate. We elected the practical expedient of the ASC 842 guidance that allows for contracts with an initial lease term of 12 months or less to be excluded from the operating lease right-of-use assets and lease liabilities recognized on our consolidated balance sheets and the expense is recognized under “Voyage and charter-in expenses” in the consolidated statements of operations on a straight line basis over the term of the relevant time charter. The Company recognizes right-of-use assets (“ROU”) and corresponding lease liabilities for its operating leases. ROU assets and liabilities are recognized at the commencement date of an arrangement based on the present value of lease payments over the lease term. The operating lease ROU asset also includes any lease payments made to the lessor prior to lease commencement, less any lease incentives, and initial direct costs incurred. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

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

Voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage and agency commissions, port expenses, canal dues and bunker fuel. Brokerage and agency commissions are paid to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on behalf of the Company and are expensed over the related charter period. All other voyage expenses are expensed as incurred, except for expenses during the ballast portion of the voyage (period between the contract date and the date of the vessel’s arrival to the load port). Any expenses incurred during the ballast portion of the voyage such as bunker fuel expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Company satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that we can specifically identify, (2) able to generate or enhance resources of the Company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘deferred voyage expenses’ in the accompanying consolidated balance sheets. Voyage expenses presented in the accompanying consolidated statements of operations, also include bunkers consumed during the ballast or idle periods and bunkers consumed when the related vessel operates under a spot voyage.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

Accounting for Voyage in contracts: In a voyage charter in contract, the Company hires the vessel from an owner to transport a specific agreed-upon cargo for a single voyage, which may contain multiple load ports and discharge ports. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charter party contracts commit for a minimum amount of cargo. The Company is liable for any short loading of cargo known as “dead” freight. The voyage charter party generally has a “demurrage” or “dispatch” clause. As per this clause, the Company reimburses the owner for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as demurrage expense. Demurrage expense is recognized from the commencement of the loading of cargo, on a straight line basis until the end of the voyage. Conversely, the Company is given credit if the loading/discharging activities happen in less time than the allowed laytime known as dispatch resulting in a reduction in expense and is recognized as earned and when the amount can be estimated and its collection is probable. In a voyage charter in contract, the expense begins to be recorded once the vessel begins loading the cargo and is recognized on a straight-line basis over the voyage days from the commencement of the loading of cargo to completion of discharge.

Syndication income, related party: Heidmar Investments LLC, a fully-owned consolidated subsidiary of Heidmar Inc., entered into “Syndication Agreements” (“syndication”) with Heidmar Trading LLC, a related party, (“syndication partner”) for two vessels (“Two Vessels”) which the syndication partner chartered-in from unrelated parties and then chartered-out to unrelated parties. The syndication is an assignment and transfer of profits and losses between Heidmar Investments LLC and the syndication partner wherein Heidmar Investments LLC will assume the syndication partner’s monthly charter hire and voyage expenses and in return will be assigned the revenues earned by the Two Vessels (the “syndication result”). Furthermore, in accordance with the provisions of the Syndication Agreements, Heidmar Inc. has been appointed as the commercial manager of the vessels based on the provisions of the related commercial management agreements (“CMA”) entered into between HMI and the syndication partner. In order to receive the proceeds from the Syndication Agreement, the Company needs to be performing the services under the CMA. Therefore, the Syndication Agreements and the CMA are considered a single service contract which depends on the provision of a service and in accordance with the guidance in ASC 606-10-25-9 for combining contracts, the Syndication Agreement and the CMA are accounted for as a single services contract under ASC 606 (the “services contract”). HMR concluded that the services contract includes a fixed and a variable consideration related to the servicing of the vessels. The variable consideration is equal to the net operating results of the two vessels which is recognized as the profits are earned or the losses are incurred during the period of the service contract as that is when the income, if any, can be reliably measured for this variable remuneration. The fixed based fee component is a fixed rate per day and a fixed commission on the gross freight, dead freight, hire and demurrage revenues of the Two Vessels. The fixed commissions earned are recognized ratably over the duration of each voyage on a load port-to-discharge port basis. Because the variable consideration is calculated after taking into account the fixed fee component recognized as an expense by the vessels in their operating results, the income related to the fixed fees is eliminated against such expense included in the variable fee income. The resulting variable fee income amounted to $nil, $670,231, and $8,409,528 for the years ended December 31, 2025, 2024 and 2023, respectively. The Syndication Agreements commenced in January and February 2022 and terminated in March 2024 and April 2023, respectively.

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

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

Goodwill and Intangible Asset: Goodwill represents the excess of the purchase consideration over the fair value of the net assets acquired in a business acquisition. The determination of the value of goodwill and intangible assets arising from acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair value of intangible assets acquired, and liabilities assumed and the excess purchase price over net assets acquired to goodwill. Goodwill is not amortized and is assessed for impairment using fair value measurement techniques at least annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. The goodwill is considered to be impaired if the Company determines that the carrying value of Company’s one reporting unit exceeds its respective fair value. No impairment charge was recorded for the year ended December 31, 2025.

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

Amortizable intangible assets are assessed for impairment upon triggering events that indicate that the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the associated asset. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the intangible assets. No impairment charge was recorded for the year ended December 31, 2025.

Acquisition Installments Payable: Upon the completion of an acquisition, the Company may record an acquisition installment payable. Acquisition installments payables, which are fixed future payments, are recorded at their net present value. Accretion of interest expense attributable to the acquisition installments payable is recorded as a component of finance costs.

Investments in joint ventures: The Company’s investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in joint ventures for impairment when events or circumstances indicate that the carrying value of such investments may have experienced other than temporary decline in value below their carrying value. If the estimated fair value is less than the carrying value and is considered other than a temporary decline, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the accompanying consolidated statements of income. No impairment charge was recorded for the year ended December 31, 2025.

Recent Accounting Pronouncements:

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the income statement. The amendments primarily affect disclosure requirements (and do not change expense recognition or income statement presentation) and generally require disaggregation, in the notes, of relevant expense captions into prescribed natural expense categories, as well as disclosures about selling expenses. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of this standard on its financial statements.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.” This standard clarifies the measurement of expected credit losses for accounts receivable and contract assets within its scope. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements.” The amendments clarify the applicability of Topic 270 to interim financial statements and notes prepared in accordance with GAAP, provide a comprehensive list of interim disclosure requirements and add a disclosure principle requiring disclosure of events and changes since the end of the most recent annual reporting period that have a material impact on the entity. For public business entities, the amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements.” The amendments clarify, correct errors in, and make minor improvements to various topics in the FASB Accounting Standards Codification. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements and related disclosures.

3.
Transactions with related parties and shareholders

Profit and Loss Sharing agreement:

During the years ended December 31, 2025, 2024 and 2023, the accrued interest costs of the profit and loss sharing agreement (the “Agreement”) entered into for one vessel described in Note 9 relating to MM Shipinvest Holdings Co. (“Assignee A”), a related party company owned by the ultimate beneficial owner of one of the Company’s principal shareholders, based on the effective interest method, were $nil, $77,117 and $4,833 respectively, and are presented under “Finance costs, related party” in the accompanying consolidated statements of operations.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

Payables to Assignee A, which mainly include the accrued recognized interest cost from the operations of the vessel and are analyzed as follows:

Payable to Assignee A, related party
January 1, 2024	783,852
Interest cost	77,117
Repayments	(779,019)
Interest paid	(21,058)
December 31, 2024	60,892
Interest paid	(60,892)
December 31, 2025	-

Transactions with the Non-consolidated Pool Subsidiaries and Capital Maritime and Trading Corp.:

The Company earns management fees and commissions from the Non-consolidated Pool Subsidiaries (Note 2). In addition, during the year ended December 31, 2025, the Company provided commercial management services to individual vessels indirectly owned by Capital Maritime and Trading Corp. (“Capital”). Capital is considered a related party, as it is owned by the father of the ultimate beneficial owner of one of the Company’s principal shareholders. The amounts earned for the years ended December 31, 2025, 2024 and 2023 are included in “Trade revenues, related parties” in the accompanying consolidated statements of operations and are analyzed as follows:

	December 31, 2025
	Management Fees	Commissions
Blue Fin Pool	423,765	878,068
SeaLion Pool	648,357	2,227,820
Dorado Pool	91,200	685,033
SeaHorse Pool	-	15,974
Seadragon Pool	822,927	528,647
Capital vessels	333,792	1,254,034
Total	2,320,041	5,589,576

	December 31, 2024
	Management Fees	Commissions
Blue Fin Pool	593,352	744,795
SeaLion Pool	966,198	2,825,367
Dorado Pool	29,452	768,779
SeaHorse Pool	22,500	17,075
Seadragon Pool	134,100	3,663,182
Total	1,745,602	8,019,198

	December 31, 2023
	Management Fees	Commissions
Blue Fin Pool	562,732	1,612,632
SeaLion Pool	1,080,585	4,163,287
Dorado Pool	73,000	889,057
SeaHorse Pool	160,772	206,890
Seadragon Pool	-	5,040,000
Total	1,877,089	11,911,866

During the year ended December 31, 2024, the Company provided aggregate funding of $930,000 to the Non-consolidated Pool Subsidiaries for working capital purposes. As of December 31, 2024, this loan to the Non-consolidated Pool Subsidiaries was included in “Receivables from related parties” in the accompanying consolidated balance sheet. The loan receivable was unsecured, with no fixed payment terms and repayable by the Non-consolidated Pool Subsidiaries upon demand and no later than December 31, 2025. The rate of interest on this loan receivable was 4.06% plus Secured Overnight Financing Rate (“SOFR”). As of December 31, 2025, the loan had been fully repaid. For the years ended December 31, 2025, 2024 and 2023, the Company earned interest income from the Non-consolidated Pool Subsidiaries of $5,060, $77,308 and $nil, respectively, at weighted average interest rates of 8.4% in 2025 and 9.2% and 8.7% in 2024, included in "Interest income, related parties" in the accompanying consolidated statement of operations.

During the year ended December 31, 2025, the Company sold a portion of its EU ETS units to the Non-consolidated Pool Subsidiaries, realizing a gain on sale of inventories of $256,970 (2024: $nil, 2023: $nil), presented under “Gain on inventories, related parties” in the accompanying consolidated statement of operations (Note 12).

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

Receivables from the Non-consolidated Pool subsidiaries are included in “Receivables from related parties” in the accompanying consolidated balance sheets and consist of receivables related to unpaid management fees, commissions earned from the Non-consolidated Pool Subsidiaries and amounts paid for expenses of the Non-consolidated Pool Subsidiaries on behalf of them or loan receivable from the Non-consolidated Pool Subsidiaries. Payables to the Non-consolidated Pool subsidiaries are included in “Payables to related party” in the accompanying consolidated balance sheets and mainly consist of revenue collected from Heidmar Inc. on behalf of Non-consolidated Pool Subsidiaries. As of December 31, 2025 and 2024, the Company had receivables from/ (payables to) the following Non-consolidated Pool subsidiaries:

	2025	2024
Blue Fin Pool	1,195,739	2,457,095
Sigma Pool	9,232	-
SeaLion Pool	485,769	1,299,135
Seadragon Pool	2,005,670	2,962,896
Seawolf Pool	579,080	15,592
Dorado Pool	-	1,041,740
Star Pool	1,364	7,186
Marlin Pool	-	4,595
SeaHorse Pool	38,148	525,384
Total Receivables	4,315,002	8,313,623
Dorado Pool	937,066	-
Total Payables	937,066	-

Revenues of the Non-consolidated Pool Subsidiaries, costs and expenses applicable to revenues of the Non-consolidated Pool Subsidiaries, net income of the Non-consolidated Pool Subsidiaries for the years ended December 31, 2025, 2024 and 2023 and current and total assets of the Non-consolidated Pool subsidiaries, current and total liabilities of the Non-consolidated Pool subsidiaries as of December 31, 2025, 2024 and 2023 are analyzed as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Revenues of the Non-consolidated Pool Subsidiaries	343,097,585	691,734,800	877,449,952
Costs and expenses of the Non-consolidated Pool Subsidiaries	151,104,842	281,851,357	328,587,308
Net income of the Non-consolidated Pool Subsidiaries	-	-	-
Current and total assets of the Non-consolidated Pool Subsidiaries	70,055,946	114,193,010	194,146,719
Current and total liabilities of the Non-consolidated Pool Subsidiaries	70,055,746	114,192,810	194,146,519

Transactions with Syndication partner:

Syndication income, related party consists of balances with Heidmar Trading LLC. (“Syndication partner”), an entity that is controlled by the ultimate beneficial owner of one of the Company’s principal shareholders.

Syndication income, related party

Syndication income, related party amounting to $nil, $670,231 and $8,409,528 for the years ended December 31, 2025, 2024 and 2023, respectively, represents the variable remuneration relating to the operating results of the Two Vessels under the Syndication Agreement. The syndication agreement for one vessel ended in April 2023 and for the second one in March 2024.

Payables to shareholder: Payables to shareholder consist of amounts paid by one of the Company’s principal shareholders, Maistros Shipinvest Corp., for working capital purposes with regards to the operations of the office in Dubai. The balance as of December 31, 2025 and 2024 was $nil and $5,239,219, respectively. Following the disposal of Heidmar Trading DMCC on September 30, 2025, the related liability was derecognized and included in the gain on disposal presented in the accompanying consolidated statement of operations (Note 1). This balance was unsecured, with no fixed payment terms, interest free and repayable upon demand.

Other: Included in “Other receivables” in the accompanying consolidated balance sheet, was the advance to an employee in a management position which is unsecured, interest free and callable upon demand. The balance as at December 31, 2025 and 2024 was $nil and $98,026, respectively.

On June 30, 2025, the Company entered into a Memorandum of Agreement (“MOA”) to acquire from a related party the C/V A. Obelix, a 1,702 TEU feeder container vessel built in 2008 at Wadan/Aker Yards, Wismar, Germany. The vessel was expected to be delivered with an attached time charter having a duration of approximately 2.5 years. The aggregate purchase price was $25.25 million, with delivery initially expected in October 2025, subject to customary closing conditions. As of December 31, 2025, advances for the acquisition of the respective vessel amounting to $2,525,000 were paid to the related party. On January 21, 2026, the Company terminated the MOA entered into on June 30, 2025, with respect to the acquisition of C/V A. Obelix (Note 22).

Operating lease expenses, related party: Included in “Operating lease expenses, related party” in the accompanying consolidated statement of operations, is the lease expense recognized in connection with a time charter-in agreement entered into by the Company in April 2025 (Note 8) with a related party company owned by the ultimate beneficial owner of one of the Company’s principal shareholders. The amount recognized for the year ended December 31, 2025 was $7,824,362 (2024: $nil, 2023: $nil).

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

Right-of-use asset from operating lease, related party: Included in “Right-of-use asset from operating lease, related party” in the accompanying balance sheet, is the ROU recognized in connection with a time charter-in agreement entered into by the Company in April 2025 (Note 8) with a related party company owned by the ultimate beneficial owner of one of the Company’s principal shareholders. The amount recognized as of December 31, 2025 was $40,279,432 (2024: $nil).

Operating lease liabilities, related party: Included in “Operating lease liabilities, current portion, related party” and “Operating lease liabilities, non-current portion, related party” in the accompanying balance sheet, are the lease liabilities recognized in connection with a time charter-in agreement entered into by the Company in April 2025 (Note 8) with a related party company owned by the ultimate beneficial owner of one of the Company’s principal shareholders. As of December 31, 2025, the amounts of “Operating lease liabilities, current portion, related party” and “Operating lease liabilities, non-current portion, related party” were $8,242,105 (2024: $nil) and $32,037,327 (2024: $nil), respectively.

Voyage-in expenses, related party: Included in “Voyage-in expenses, related party” in the accompanying consolidated statement of operations, is the expense recognized in connection with a short-term voyage in agreement entered into by the Company with a related party company owned by the ultimate beneficial owner of one of the Company’s principal shareholders. The amount recognized for the year ended December 31, 2025 was $5,905,714 (2024: $nil, 2023: $nil).

4.
Property and equipment, net

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,
	2025	2024
Furniture, office, IT equipment and software	385,399	387,374
Total	385,399	387,374
Less accumulated depreciation	(116,931)	(69,864)
Property and equipment, net	268,468	317,510

The Company recognized depreciation expense for property and equipment of $47,067, $39,874 and $12,828 for the years ended December 31, 2025, 2024 and 2023, respectively and is included under “Depreciation” in the accompanying consolidated statements of operations.

During the years ended December 31, 2025 and 2024, the Company purchased furniture and office equipment amounted to $930 and $268,438, respectively, for the offices in Greece and Hong Kong (Note 8).

During the year ended December 31, 2025, the Company disposed of furniture and office equipment amounting to $2,905 related to its office in Dubai, in connection with the disposal of Heidmar Trading DMCC (Note 1). The net result of the disposal of the subsidiary has been included in “Gain on disposal of subsidiary” in the accompanying consolidated statement of operations.

5.
Payables to vessel owners

Payables to vessel owners include amounts related to commercial and technical management services.

The Company has entered into commercial and technical management agreements for certain vessels. Under the terms of the commercial management agreements, the Company collects freight and other revenues and pays voyage expenses on behalf of the vessel owning subsidiaries. Under the terms of the technical management agreements, the Company receives advances from the vessel owning subsidiaries to fund the future operating expenses of their vessels on behalf of the vessel owning subsidiaries. Outstanding payable balances are recorded in payables to vessel owners.

Payables to vessel owners as of December 31, 2025 and 2024 consist of the following:

	December 31,
	2025	2024
Payables to non-pool vessels - commercial management services	12,723,999	4,491,923
Payables to non-pool vessels - technical management services	2,595,691	593,309
Total	15,319,690	5,085,232

6.
Income tax

HMR serves as a holding company for a group of companies primarily engaged in international operation and management of ships. Generally, income from the international operation and management of ships is subject to preferential tax regimes in the countries where the ship owning or operating companies are incorporated and exempt from income tax in other countries where the ships call due to the application of income tax treaties or, in the case of the United States, treaties or Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”). Among other things, in order to qualify, the Company must be incorporated in a country, which grants an equivalent exemption to U.S. corporations and must satisfy certain qualified ownership requirements.

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

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

these subsidiaries satisfy one of the ownership tests required by Section 883 and are therefore exempt from U.S. income tax on their transportation income derived from the operation of their chartered vessels to or from U.S. ports.

Uncertain tax positions are evaluated under the more likely-than-not threshold for financial statement recognition and measurement for tax positions taken or expected to be taken in a tax return. The Company reviews its tax positions annually and adjusts its tax reserve balances as more information becomes available. No such reserve was deemed necessary as of December 31, 2025 and December 31, 2024.

The Company through its subsidiaries operates in various jurisdictions and generates taxable income (if any). Current tax is recognized at the amount of tax payable using the tax rates and laws that have been enacted by the balance sheet date. For the years ended December 31, 2025, 2024, and 2023, the Company did not recognize any taxable profits. This was primarily due to the preferential tax regimes applicable to the international operation of ships, as well as the utilization of tax losses carryforward by certain subsidiaries in various jurisdictions. As a result, no income tax expense or benefit was recorded for any of the periods presented.

MGO engaged in brand acceleration and digital commerce activities, with a focus on the acquisition, development, and monetization of consumer brands across multiple product categories. MGO accounted for income taxes using the asset and liability approach, which required the recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in MGO’s financial statements or tax returns. In estimating future tax consequences, MGO considered all expected future events other than enactments of changes in the tax law. For deferred tax assets, management evaluated the probability of realizing the future benefits of such assets. MGO established valuation allowances if it was more likely than not that some portion or all of the deferred tax assets would not be realized. MGO evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management considered MGO’s history of cumulative net losses incurred and concluded that it was more likely than not that MGO would not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance was established against the deferred tax assets as of December 31, 2025.

MGO recognized the tax effects of an uncertain tax position only if it was more likely than not to be sustained based solely on its technical merits as of the reporting date and then only in an amount more likely than not to be sustained upon review by the tax authorities. Income tax positions that had previously failed to meet the more likely than not threshold were recognized in the first subsequent financial reporting period in which that threshold was met. Previously recognized tax positions that no longer meet the more likely than not threshold were derecognized in the first subsequent financial reporting period in which that threshold was no longer met. MGO classified potential accrued interest and penalties related to unrecognized tax benefits within the accompanying consolidated statements of operations as income tax expense. There were no income tax benefits/(expenses) for the year ended December 31, 2025.

7.
Revenues

Trade revenues from third parties for the years ended December 31, 2025, 2024 and 2023 consist of the following items. Trade revenues, related parties are presented in Note 3 “Transactions with related parties and shareholders”.

	December 31,
	2025	2024	2023
Commission revenue	2,312,490	2,072,752	3,409,716
Management fee revenue	695,051	1,111,791	1,173,139
Other revenue	1,414,565	149,599	347,419
Total	4,422,106	3,334,142	4,930,274

Voyage and time charter revenues from third parties for the years ended December 31, 2025, 2024 and 2023 consist of the following items.

	December 31,
	2025	2024	2023
Time charter revenue	16,666,482	15,260,157	22,047,017
Voyage revenue	27,528,241	-	-
Address commissions	(674,588)	(79,457)	(78,338)
Total	43,520,135	15,180,700	21,968,679

The amount of revenue earned as demurrage relating to the Company’s voyage charters for the years ended December 31, 2025, 2024 and 2023 was $730,311, $nil and $nil, respectively and is included within “Voyage revenue” in the above table.

As of December 31, 2025, and 2024, receivables from the Company’s voyage charters amounted to $321,642 and $nil, respectively.

As of December 31, 2025 and 2024 there were no voyage expenses incurred between the contract date and the date of the vessel’s arrival to the load port and no unearned revenue related to undelivered performance obligations.

As of December 31, 2025, two vessels that have been chartered in (Note 8) were employed under time charter agreements with unrelated parties with remaining tenor of 4.2 years.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

8.
Leases

Office lease

We currently have operating leases for our offices in Greece, Singapore, Hong Kong and Dubai.

Greece Office Leases

In December 2023 the Company entered into a lease agreement with an effective date of February 11, 2024, and for a lease term of 3 years.

Singapore Office lease

In May 2025 the Company entered into a lease agreement for a lease term of 2 years with an effective June 1, 2025, and the previous lease agreement was terminated on May 31, 2025.

Hong Kong Office lease

In April 2024, the Company entered into a lease agreement in Hong Kong with an effective date of April 17, 2024, and for a lease term of 3 years. The Company determined that the Greece, Singapore and Hong Kong office leases are operating leases and recorded the related right-of-use-assets within “Right-of-use assets from operating leases” and the lease liabilities within “Operating lease liabilities, current portion” and “Operating lease liabilities, non-current portion” in the accompanying consolidated balance sheets and the lease expenses within “Operating lease expenses” in the accompanying consolidated statements of operations. Right-of-use assets and lease liabilities initially recognized, during the years ended December 31, 2025 and 2024, arising from the office leases in Greece, Hong Kong and in Singapore, respectively, were $599,862 and $405,999 respectively.

Dubai Office lease

In May 2023 the Company entered into a lease agreement in Dubai with an effective date of June 16, 2023, and for a lease term of 1 year. The lease agreement was terminated on February 15, 2024, and the Company immediately signed a new lease agreement, effective from the same date, with a lease term of 1 year. On January 29, 2025, the Company entered into a new lease agreement with an effective date of February 15, 2025, and for a lease term of 1 year. Following the disposal of Heidmar Trading DMCC on September 30, 2025, the existing lease agreement was terminated. The Company signed a new lease agreement for an office in Dubai, effective from November 5, 2025, with a lease term of 1 year. The lease payments of this office lease for the years ended December 31, 2025, 2024 and 2023 were $40,925, $54,646 and $27,798, respectively. The aggregate future lease payments for this operating lease as of December 31, 2025, were $4,050.

The Company determined the office leases of Dubai to be operating lease. Leases that have an original term of 12 months or less are not recognized on the Company’s consolidated balance sheet, and the lease expense related to those short-term leases is recognized over the lease term within “General and administrative expenses” in the accompanying consolidated statements of operations.

Vessel leases

Charter-in vessels

During the year ended December 31, 2022, the Company time chartered-in two vessels that were delivered to the Company in October 2022 with a duration of 8 and 12 months, respectively with no option and one year option period, respectively. The charter-in contracts expired during the year ended December 31, 2023. Therefore, these operating leases were excluded from operating lease right-of-use asset and lease liability recognition on the Company’s accompanying consolidated balance sheets since they were short-term leases with a duration of less than 12 months.

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

During the year ended December 31, 2025, the Company entered into eighteen voyage charter agreements and one short-term time charter agreement. One of the voyage charter agreements was with a related party company owned by the ultimate beneficial owner of one of the Company’s principal shareholders. These operating leases were excluded from operating lease right-of-use asset and lease liability recognition on Company’s consolidated balance sheets, since they were short-term leases with a duration of less than 12 months.

Voyage and charter-in expenses recognized and paid for vessels chartered in, that are excluded from operating lease right-of-use asset and lease liability recognition due to original duration of not more than one year, were as follows:

Description	Location in consolidated statements of operations	2025	2024	2023
Vessels operating leases	Voyage and charter-in expenses	18,869,082	1,320,063	10,505,532
Vessel operating lease	Voyage-in expenses, related party	5,905,714	-	-

In August 2022, the Company entered into a time charter agreement with a vessel owner to lease one vessel for an initial lease term of 2 years with an additional 1-year option that the Company immediately exercised.

The Company determined this lease to be an operating lease and recorded the related right-of-use-asset within “Right-of-use assets from operating leases” and the lease liabilities within “Operating lease liabilities, current portion” and “Operating lease liabilities, non-current portion” in the accompanying consolidated balance sheet and the operating lease expenses within “Operating lease expenses” in the accompanying consolidated statements of operations. In August 2025, the vessel was redelivered to her owner.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

During the year ended December 31, 2023, the lease payments were adjusted for the fact that the vessel had an off-hire period, in which no lease payment was required. The operating right-of-use asset and lease liability were remeasured utilizing an estimated incremental borrowing rate of 5.25%. As a result of the remeasurement, the right-of-use asset and lease liability decreased by $1,737,851. No gain or loss was recognized upon the remeasurement.

In April 2025 the Company entered into a time charter agreement, with a related party vessel owner, to lease a platform supply vessel (“PSV”) for an initial lease term of 5 years with a three one-year extension options (Note 3).

The Company determined this lease to be an operating lease and recorded the related right-of-use-asset within “Right-of-use asset from operating lease, related party” and the lease liabilities within “Operating lease liabilities, current portion, related party” and “Operating lease liabilities, non-current portion, related party” in the accompanying consolidated balance sheets and the operating lease expenses within “Operating lease expenses, related party” in the accompanying consolidated statements of operations. Right-of-use asset and lease liabilities initially recognized, during the year ended December 31, 2025, arising from the time charter agreement with the vessel owner of PSV, were $45,913,646.

Charter-out vessels

The Company has earned income from chartering out the vessels that have been chartered-in with an original term of 12 months or less. For the years ended December 31, 2025, 2024 and 2023 the time charter revenue amounted to $4,168,724, $2,059,449 and $11,157,694, respectively and is included in “Voyage and time charter revenues” in the accompanying consolidated statements of operations.

The Company has earned income from chartering out one vessel that has been chartered under a time charter agreement entered into in August 2022 with an initial period exceeding 12 months. For the years ended December 31, 2025, 2024 and 2023, the voyage and time charter revenue amounted to $9,411,014, $13,121,251 and $10,810,985, respectively and is included in “Voyage and time charter revenues” in the accompanying consolidated statements of operations.

The Company has earned income from chartering out the PSV that has been chartered-in under a time charter agreement entered into in April 2025 for an initial lease term of 5 years with a three one-year extension options. For the year ended December 31, 2025, the time charter revenue amounted to $8,075,520 and is included in “Voyage and time charter revenues” in the accompanying consolidated statement of operations.

Right-of-use assets and lease liabilities as of December 31, 2025 and 2024 were as follows:

Description	Location in balance sheet	December 31, 2025	December 31, 2024
Non-current assets:
Office leases	Right-of-use assets from operating leases	601,067	412,828
Vessel lease	Right-of-use assets from operating leases	-	4,634,662
Vessel lease	Right-of-use asset from operating lease, related party	40,279,432	-
		40,880,499	5,047,490
Liabilities:
Office leases	Operating lease liabilities, current portion	454,045	254,877
Vessel lease	Operating lease liabilities, current portion	-	4,634,662
Vessel lease	Operating lease liabilities, current portion, related party	8,242,105	-
Lease liabilities - current portion		8,696,150	4,889,539
Office leases	Operating lease liabilities, non-current portion	162,928	179,593
Vessel lease	Operating lease liabilities, non-current portion, related party	32,037,327	-
Lease liabilities – non-current portion		32,200,255	179,593

The aggregate future lease payments for the Company’s operating leases that have been recognized within ROU assets as of December 31, 2025 were as follows:

2026	10,634,315
2027	10,834,225
2028	10,899,372
2029	11,448,081
2030	1,887,772
Total lease payments	45,703,765
Less: imputed interest	(4,807,360)
Present value of lease liabilities	40,896,405

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

The table below presents the components of the Company’s lease expenses.

Description	Location in consolidated statements of operations	2025	2024	2023
Lease expense for office leases	Operating lease expenses	439,203	390,632	289,442
Lease expense for vessel lease	Operating lease expenses	6,027,468	9,476,459	7,788,392
Lease expense for vessel lease	Operating lease expenses, related party	7,824,362	-	-
Total		14,291,033	9,867,091	8,077,834

For the Company’s office leases and time charter-in arrangements, the weighted average discount rates used to calculate the operating lease liability was 5.25%. Lease payments of the Company’s office leases and time charter-in arrangements with original duration above one year for the years ended December 31, 2025, 2024 and 2023 amounted to $13,902,781, $9,882,108 and $8,049,546, respectively. The weighted average remaining lease term on our office leases and a time chartered-in vessel as of December 31, 2025 is 49.50 months.

9.
Payables to sharing partner and assignees

During the year ended December 31, 2022, the Company entered into an arrangement associated with one vessel classified as a "right of use asset” (Note 8) that has time chartered in from an unrelated party (the “Lessor A”) based on a charter-in agreement, whereby the net profits or losses earned by the Company on its employment are equally shared with another unrelated party (“Sharing partner”) based on the specified terms in the respective profit and loss sharing agreement (the “Sharing agreement”). Since the Sharing agreement is a contract between the Company and the Sharing partner (i.e. Lessor A is not a party to the Sharing agreement) and there is no alteration or termination to the charter-in agreement that takes place at the time of the Sharing agreement, the terms in the charter-in agreement are in full effect notwithstanding the execution of the Sharing agreement. Therefore, the Company has not been released as the primary obligor for the charter-in agreement and records the entire ROU asset and liability in the accompanying consolidated balance sheet as well as the revenues generated from the operation of the vessel in the consolidated statements of operations. During the year ended December 31, 2022, the Company received from the Sharing partner an upfront cash payment of $972,089. As of December 31, 2024, the balance of $972,089 was included in “Payables to sharing partner and assignee” in the accompanying consolidated balance sheet, since the repayment date was due at the end of the agreement in 2025. As of December 31, 2025, the balance had been fully repaid following the termination of the agreement in August 2025.

During the year ended December 31, 2023, Heidmar Investments LLC., a fully-owned consolidated subsidiary of Heidmar Inc. (“Assignor"), entered into a profit and loss sharing agreement (the “Agreement”) with Assignee A and an unrelated party, (“Assignee B”) for one vessel (the “Vessel”) which the Assignor chartered-in from an unrelated party (the “Lessor B”) for an initial lease term of 7 months for $10,425 per day with an additional 9-month optional period, in the Company’s option based on a charter-in agreement (Note 8). The Agreement is a share of profits and losses between the Assignor and the Assignees wherein the Assignees will assume the 90% of the Assignor’s monthly charter hire and voyage expenses and in return will be assigned 90% of the revenues earned by the Vessel. The Assignor retains the remaining 10% interest (the “Result”). Since the Agreement is a contract between the Assignor and the Assignees (i.e. the Lessor B is not a party to the Agreement) and there is no alteration or termination to the charter-in agreement that takes place at the time of the Agreement, the terms in the charter-in agreement are in full effect notwithstanding execution of the Agreement. Therefore, the Assignor has not been released as the primary obligor for the charter-in agreement and records the entire charter-in expense and the revenues generated from the operation of the Vessel in the accompanying consolidated statement of operations. During the year ended December 31, 2023, the Assignor received from Assignee A an upfront cash payment and a subsequent cash payment of $491,661 and $287,358, respectively, and from Assignee B an upfront cash payment and a subsequent cash payment of $393,330 and $229,885, respectively, which have been included in “Payables to assignee, related party” and “Payables to sharing partner and assignee”, respectively, in the accompanying consolidated balance sheets. During the year ended December 31, 2024, the abovementioned amounts were repaid to Assignee A and Assignee B.

HMR concluded that both profit and loss sharing agreements should be accounted for as debt under ASC 470-10 because of the Company’s significant continuing involvement in the generation of the cash flows of both vessels.

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

During the years ended December 31, 2025, 2024 and 2023, the interest (income)/costs of the Sharing agreement and the Agreement, based on the effective interest method, were income of $86,169 and costs of $1,900,805 and $1,373,446, respectively, and are presented under “Finance income/ (costs), net ” and “Finance costs, related party” in the accompanying consolidated statements of operations (Note 11).

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

Payables to Sharing partner and assignees within total liabilities in the consolidated balance sheets as of December 31, 2025 and 2024 are analyzed as follows:

	Payable to sharing partner	Payable to Assignee A (Note 3)	Payable to Assignee B	Total
January 1, 2024	1,202,354	783,852	627,169	2,613,375
Interest cost	1,760,591	77,117	63,097	1,900,805
Interest paid	(1,670,051)	(21,058)	(16,847)	(1,707,956)
Repayments	-	(779,019)	(623,215)	(1,402,234)
December 31, 2024	1,292,894	60,892	50,204	1,403,990
Current liabilities	(1,292,894)	(60,892)	(50,204)	(1,403,990)
January 1, 2025	1,292,894	60,892	50,204	1,403,990
Interest income	(86,169)	-	-	(86,169)
Interest paid	(234,636)	(60,892)	(50,204)	(345,732)
Repayments	(972,089)	-	-	(972,089)
December 31, 2025	-	-	-	-

10.
Commitments and Contingencies

Operating Leases

As of December 31, 2025, the Company has entered into lease agreements expiring in 2026, 2027, 2027 and 2027 for office facilities in Dubai, Singapore, Greece and Hong Kong, respectively. The future minimum payments are described in Note 8.

Fixed Time Charter Commitments

We had the following future minimum fixed time charter hire receipts based on non-cancelable long-term fixed time charter contracts as of December 31, 2025:

Less than one year	10,475,466
Later than one year but less than two years	10,994,622
Later than two years but less than three years	11,232,178
Later than three years but less than four years	11,794,810
Later than four years but less than five years	1,944,774
Total lease receipts	46,441,850

Contingencies

On June 30, 2025, the Company entered into a MOA to acquire from a related party the C/V A. Obelix at the purchase price of $25.25 million, which subsequently on January 21, 2026 was terminated (Notes 3 and 22).

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

11.
Finance (income)/ costs, net

Finance (income)/costs, net for the years ended December 31, 2025, 2024 and 2023 consists of the following items:

	December 31,
	2025	2024	2023
Interest (income)/cost (Sharing agreement)	(86,169)	1,760,591	1,364,659
Accretion of interest expense of acquisition installments payable	6,365	9,307	-
Interest cost Assignee A, related party (Agreement)	-	77,117	4,833
Interest cost Assignee B (Agreement)	-	63,097	3,954
Total	(79,804)	1,910,112	1,373,446

12.
Inventories

Inventories as of December 31, 2025 and 2024 consist of the following:

	December 31,
	2025	2024
EU Emissions Trading System allowances	2,450	612,165
Total	2,450	612,165

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Shipping companies surrendered their first EU ETS allowances by September 30, 2025, for emissions reported in 2024. As of December 31, 2023, the Company had purchased EU ETS units for trading purposes, and by December 31, 2024, it had sold a portion of these EU ETS units, recognizing a total realized loss of $10,513 from the sales, presented under “(Gain)/ loss on inventories ” in the accompanying consolidated statement of operations. In addition, the Company recognized a noncash allowance of $91,243 on its remaining EU ETS units, to present them in their net realizable value, which is also presented under “(Gain)/ loss on inventories ” in the accompanying consolidated statement of operations for the year ended December 31, 2024. During 2025, the Company also purchased additional EU ETS units for trading purposes and, by December 31, 2025, had sold a portion of these units, recognizing a total gain of $305,600 from the sales, presented under “Gain on inventories” and “Gain on inventories, related parties” in the accompanying consolidated statement of operations for the year ended December 31, 2025.

13.
Accounts payable and accrued expenses

Accounts payable and accrued expenses as of December 31, 2025 and 2024 consist of the following:

	December 31,
	2025	2024
Trade accounts payable	1,934,171	856,558
Accrued expenses	2,234,650	873,750
Total	4,168,821	1,730,308

14.
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

As of December 31, 2025, and December 31, 2024, the amounts of $68,564 and $262,205, respectively represent the outstanding purchase consideration, which will be settled in monthly installments until August 2026. During the years ended December 31, 2025 and 2024, the Company paid $200,006 and $132,258, respectively, related to acquisition installments, which include a finance cost of $6,365 and $9,307, respectively, relating to accretion of interest expense attributable to the acquisition installments payable and presented under “Finance income/ (costs), net” in the accompanying consolidated statements of operations.

Acquisition installments payable

The Company had the following future acquisition installments payable in respect of LBSM acquisition as of December 31, 2025:

Less than one year	69,192
Total	69,192
Less: imputed interest	(628)
Present value of acquisition installment payable	68,564

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

As of December 31, 2025 and 2024, Intangible asset, net was as follows:

Description	Location in balance sheet	December 31, 2025	December 31, 2024
Technical License (Amortizable intangible asset)	Intangible asset, net	390,928	420,328
		390,928	420,328

The balance for intangible asset as of December 31, 2025 is detailed below:

	Remaining Weighted Average Amortization period (in years)	Gross Amortizable Intangible Asset	Accumulated Amortization	Net Amortizable Intangible Asset
Technical License	13.25	$441,000	$50,072	$390,928

Estimated amortization expense of the intangible asset to be recognized by the Company is as follows:

2026	29,400
2027	29,400
2028	29,400
2029	29,400
2030	29,400
Thereafter	243,928
Total	390,928

Business Combination with MGO

On February 19, 2025, the Business Combination (Note 1) was consummated and HMR became the going-forward public company and the direct parent company of both HMI and MGO. Pursuant to the provisions of ASC 805, this transaction is accounted for as a business acquisition, with Heidmar Inc. being the accounting acquirer and MGO the acquired entity since MGO was considered as a business. The Business Combination treated as the equivalent of Heidmar Inc. issuing stock to acquire the net assets of MGO. The excess purchase price over the estimated fair values of the net assets acquired, was recognized as goodwill. Goodwill arising on acquisition represents the intrinsic value of the listing on the stock exchange through the acquisition of MGO.

Pursuant to the Business Combination Agreement, HMR would also issue to each of the Heidmar Shareholders additional 2,606,338 common shares (the "Earnout Shares") if the Company achieved any one of the following financial milestones during the 12 months ending December 31, 2025: revenue, EBITDA or Net Income equals or exceeds $45 million, $30 million or $25 million, respectively. If the Company met any of these milestones, HMR would also issue 141,346 common shares to MGO’s financial advisor in the Business Combination. The fair value of the Earnout Shares to be issued to the Heidmar Shareholders and to MGO’s financial advisor, if the specified thresholds were met, has been classified within equity in accordance with the provisions of ASC 815-40 since the Earnout Shares are indexed to the HMR’s share and the Company controls the ability to settle these instruments in shares. The initial fair value of the Earnout Shares of Heidmar Shareholders’ amounted to $3,917,767 and was recognized within expenses under “Other expenses” in the accompanying consolidated statement of operations, since the Earnout Shares would not be issued pro rata to all the shareholders of the Company, and the offsetting entry increased stockholders’ equity, while the initial fair value of the Earnout Shares of MGO’s financial advisor amounting to $103,429 has been included within the purchase price consideration as contingent consideration in accordance with ASC 805, and has been classified within stockholders’ equity.

The following table summarizes the total purchase consideration and the allocation of the purchase price to the estimated fair value of the assets acquired and liabilities assumed at the acquisition date:

Purchase consideration (1)	14,258,460
Fair value of total purchase consideration	$14,258,460
Identifiable assets recognized upon business combination
Cash and cash equivalents	1,246,240
Accounts receivable, prepaid expenses and other current assets	405,357
Inventories	941,879
Property, plant and equipment	195,955
Trademark*	530,000
Accounts payable and accrued expenses	(143,145)
Total fair value of MGO’s net assets acquired	$3,176,286
Goodwill	$11,082,174

1) The fair value of the purchase price consideration of $14,258,460 is based on the following:

•
At the closing of the Business Combination, HMR issued 3,212,368 common shares to the former MGO stockholders, with fair value of $9,829,838, based on a total equity valuation of the Company’s equity of $175 million or $3.06 per share on acquisition date. The acquisition-date fair value of the Company’s equity was considered a more reliable measure than the market price of MGO common stock on that date and was determined using a Discounted Cash Flow Analysis and a Comparable Public Company Analysis. A weighted average cost of capital of 12% and a long-term growth rate of 2% were used in the Discounted Cash Flow

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

Analysis and the market multiple of Enterprise Value (“EV”)/EBITDA equal to 10.0 was used based on the Comparable Public Company Analysis.
•
At the closing of the Business Combination, HMR issued 1,413,462 common shares to MGO’s financial advisor as compensation under its advisory agreement with MGO. The fair value of these shares was $4,325,193, based on the per-share valuation of $3.06 per share as determined through the Company’s equity valuation discussed above.
•
The estimated number of the Earnout shares that would be issued to MGO’s financial advisor if certain performance conditions were met amounted to 141,346, with a fair value of $103,429.

* The trademark granted the Company the use of MGO’s brand name in the US and to the digital commerce business.

Goodwill and trademark were written off upon the sale of Americana Liberty (Note 18).

The following table represents the unaudited pro forma revenues and net loss assuming the acquisition of MGO occurred on January 1, 2024.

	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues	57,279,090	31,962,815
Net Loss	(22,969,048)	(4,814,083)

15.
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

The shares of BH Cape Holdings were issued with no par value. For the year ended December 31, 2024, an amount of $2,428,973 was contributed to BH Cape Holdings by the Company. The newly formed company operated in the commercial management of bulk carrier vessels worldwide. Under the joint venture agreement Heidmar Investments LLC and Bainbridge each have a 50% share in the net results of BH Cape Holdings. The board of BH Cape Holdings comprises of four directors, two directors from each of HMI and Bainbridge. Following the joint venture agreement, BH Cape Holdings meets the definition of a joint venture in accordance with the provisions of the ASC 323-10, “Investments—Equity Method and Joint Ventures”. Heidmar Inc. exercises joint control over BH Cape Holdings since all strategic decisions, including the approval of the budget, require the unanimous approval and consent of all four directors of BH Cape Holdings.

BH Cape Holdings had operations during the year ended December 31, 2024. Its operations were terminated in 2025. The Company recognized a share of loss amounting to $227,221 and $859,400, for the years ended December 31, 2025 and 2024, respectively, and is presented under “Share of loss from joint venture” in the accompanying consolidated statement of operations, representing the share of the joint venture’s net loss, based on the Company’s relative holding.

As of December 31, 2024, the carrying amount of the investment in this joint venture was $1,569,573. This amount represented the Company’s contributions to fund the operations of BH Cape Holdings of $2,428,973, partially offset by the share of loss from the joint venture of $859,400 and was included in “Investment in joint venture” in the accompanying consolidated balance sheet. As of December 31, 2024, the carrying value of the Company’s investment in this joint venture was $467,060 higher than its interest in the investee’s underlying net assets. This basis difference was not related to specific assets or liabilities of the investee and had been recognized as equity method goodwill.

As of December 31, 2025, the carrying amount of the investment in this joint venture was $nil. This amount reflects the opening balance as of January 1, 2025, the Company’s advances to the joint venture of $157,648 to fund the operations of BH Cape Holdings, offset by the Company’s share of losses from the joint venture of $227,221 and the return of contributions from the joint venture to the Company of $1,500,000. As of December 31, 2025, the carrying amount of the Company’s investment was $791 lower than its share of the investee’s underlying net assets.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

The summarized financial information presented in the following table presents the joint venture on a 100% basis.

Summarized Balance sheet	2025	2024
Assets
Cash and cash equivalents	1,053	365,152
Other current assets	529	2,937,096
Total Current Assets	1,582	3,302,248
Total Assets	1,582	3,302,248
Liabilities
Accounts payable and accrued expenses	-	1,097,221
Total Current Liabilities	-	1,097,221
Total Liabilities	-	1,097,221
Shareholders’ Equity
Additional paid-in capital	2,174,824	3,923,823
Accumulated losses	(2,173,242)	(1,718,800)
Total Shareholders’ Equity	1,582	2,205,027
Total Liabilities and Shareholders’ Equity	1,582	3,302,248

Summarized Statement of operations	2025	2024
Voyage and time charter revenues	2,355,919	3,182,372
Charter-in expenses	(401,162)	(2,879,797)
Voyage expenses	(2,186,879)	(1,544,569)
General and administrative expenses	(124,874)	(193,605)
Loss on freight forward agreements	(12,271)	(278,409)
Other expenses, net	(85,175)	(4,792)
Loss for the year	(454,442)	(1,718,800)

16.
(Loss)/earnings per share

Basic and diluted (loss)/earnings per share is presented below.

	December 31,
	2025	2024	2023
Net (loss)/ income from continuing operations	(8,637,616)	1,913,451	19,554,198
Weighted average shares outstanding basic and diluted	58,257,577	57,123,798	57,123,798
(Loss)/ earnings per share from continuing operations - Basic and diluted	$(0.15)	$0.03	$0.34
Net loss from discontinued operations	(13,923,516)	-	-
Weighted average shares outstanding basic and diluted	58,257,577	57,123,798	57,123,798
Loss per share from discontinued operations – Basic and diluted	$(0.24)	-	-
Net (loss)/ income	(22,561,132)	1,913,451	19,554,198
Weighted average shares outstanding basic and diluted	58,257,577	57,123,798	57,123,798
(Loss)/ earnings per share – Basic and diluted	$(0.39)	$0.03	$0.34

The computation of (loss)/earnings per share gives retroactive effect to the shares issued in connection with the Business Combination. Securities that could potentially dilute basic (loss)/earnings per share in the future that were not included in the computation of diluted (loss)/earnings per share, because to do so would have anti-dilutive effect, are shares relating to the non-vested share awards and common shares issuable upon the satisfaction of certain criteria relating to the Earnout Shares. As of December 31, 2025, the aggregate number of unvested shares were 1,961,172 (2024: nil, 2023: nil) and the potential common shares issuable upon the satisfaction of certain criteria relating to the Earnout Shares were 5,354,022 shares (2024: nil, 2023: nil).

17.
Financial Instruments

The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s consolidated financial statements.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables from related parties, accounts receivable, net and other receivables, The Company places its temporary cash investments, consisting mostly of short-term deposits, with creditworthy financial institutions rated by qualified rating agencies. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Refer to Note 20, “Segment Reporting”, for further details on revenue from significant clients. Credit risk with respect to accounts receivable, net is generally managed by the selection of customers among the major companies in the world and their dispersion across many geographic areas.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

Fair Value: The carrying values of cash and cash equivalents, receivables from related parties, accounts receivable, net, other receivables, payables to vessel owners, payables to related party and accounts payable and accrued expenses are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities. The valuation methodology and the significant unobservable inputs used for the valuation of the earnout shares, which are considered Level 3 items, are set out below.

	Valuation technique	Significant other unobservable input	Value
Earnout Shares	Monte Carlo Simulation	Stock price	3.06
		Stock price annual volatility	33%

18.
Discontinued operations

As a result of a strategic shift in its business operations, the Company completed, on June 27, 2025, the disposal of its subsidiary Americana Liberty LLC, which had been acquired through the business combination with MGO Global Inc. in the first quarter of 2025. As a result of this transaction, the Company recognized a loss on disposal on sale of $12,862,936 included in the loss from discontinued operations of $13,923,516 presented in the accompanying consolidated statement of operations. The Company has determined, in view of this strategic shift, that the financial results will be presented on a continuing operations basis, except where reference is made to discontinued operations. Financial results from continuing operations include the revenues, expenses, and cash flows arising from the Company’s subsidiaries excluding Americana Liberty. Financial results from discontinued operations include the revenues, expenses, and cash flows arising from Americana Liberty.

Summarized selected operating results of the discontinued operations are as follows:

For the Period February 20 - June 27, 2025
Revenues, net	1,377,987
Cost of sales	(347,208)
Gross profit	1,030,779
Operating expenses:
Selling, general and administrative expenses	790,181
Marketing and e-commerce expenses	1,318,518
Loss on disposal of subsidiary	12,862,936
Total operating expenses	14,971,635
Operating loss	(13,940,856)
Other income:
Interest income	17,628
Total other income	17,628
Loss from discontinued operations	(288)
Net loss from discontinued operations	(13,923,516)

The loss on disposal of the Company’s subsidiary, Americana Liberty, is analyzed as follows:

Assets of Americana Liberty as of June 27, 2025	$1,957,873
Goodwill attributed to Americana Liberty as of June 27, 2025	$11,082,174
Trademark attributed to Americana Liberty as of June 27, 2025	$530,000
Liabilities of Americana Liberty as of June 27, 2025	$(372,169)
Net assets of Americana Liberty as of June 27, 2025	$13,197,878
Fair value of consideration for the disposal of Americana Liberty on June 27, 2025
Receivables	$334,942
Total fair value of consideration for the disposal of Americana Liberty on June 27, 2025	$334,942
Loss on disposal of Americana Liberty on June 27, 2025	$(12,862,936)

Based on the sale and purchase agreement between the Company as seller and Americana Liberty Holdings LLC as buyer, the purchase consideration consists of an amount of $190,799 to be paid no later than June 30, 2026, and an amount of $190,799 to be paid no later than March 31, 2027. These amounts were discounted as of the disposal date with the discount rate of 10% and resulted in a receivable of $182,128 included under “Current assets of discontinued operations” and a receivable of $169,863 included under “Non-current assets of discontinued operations” in the accompanying consolidated balance sheet as of December 31, 2025.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

19.
Equity

On February 19, 2025, HMR amended and restated its articles of incorporation. Following the amendment, the authorized capital stock consisted of 450,000,000 common shares with a par value of $0.001 per share and 50,000,000 preferred shares with a par value of $0.001 per share. Under the Business Combination Agreement, HMR issued to the Heidmar Shareholders (and MGO’s financial advisor) an aggregate number of HMR’s shares equal to 16.6667 times the aggregate number of HMR’s shares issued to the stockholders of the MGO based on the relative enterprise values of HMI and MGO before the Business Combination. This ratio resulted in the allocation of 5.66% and 94.34% of the HMR’s shares to the MGO stockholders and Heidmar Shareholders (including MGO’s financial advisor), respectively. Upon the consummation of the Business Combination and as purchase price consideration, the Company issued to (a) the stockholders of MGO an aggregate of 3,212,368 of the Company’s common shares, par value $0.001 per share, (b) MGO’s financial advisor 1,413,462 common shares and (c) the Heidmar Shareholders an aggregate of $52,497,968 common shares. Therefore, the total capitalization at the closing of the Business Combination was $57,123,798 common shares at par value of $57,124.

On June 6, 2025, the Company entered into a common shares purchase agreement and a registration rights agreement (collectively the “Purchase Agreement”) with B. Riley Principal Capital II LLC (“BRPC II”). Pursuant to the Purchase Agreement, the Company has the right, at the Company’s sole discretion, to elect to sell to BRPC II up to $20 million worth of the Company’s common shares in one or more transactions from time to time. BRPC II is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). For the year ended December 31, 2025, the Company issued and sold 215,272 shares, with par value $0.001, at an average gross price of $1.30 per share, generating gross proceeds of $279,347 or net proceeds of $nil.

20.
Segment Reporting

The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), receives financial information and evaluates the Company’s operations by total revenues and not by type of business activity. The CODM does not use discrete financial information to evaluate the operating results for each business activity but is instead regularly provided with the consolidated expenses as noted on the face of the consolidated statements of operations and an analysis of general and administrative expenses per office location. Although revenue can be identified for each business activity, management cannot and does not identify expenses, profitability, or other financial information for these various types of business activities. As a result, the CODM reviews operating results by total profitability and the CODM assesses performance of the Company and decides how to allocate resources based on consolidated net income, which represents the Company’s measure of segment profit or loss. Net income is used to monitor budget versus actual results of the Company. The Company’s consolidated financial results are used in assessing the performance of the segment and in deciding whether to reinvest profits in the Company. As a result, management, including the CODM, reviews operating results solely by consolidated net income, and thus the Company has determined that it operates under one operating and one reportable segment.

The CODM regularly reviews general and administrative expenses by geographic region and by category to monitor actual spending against internal budgets. The following table presents significant general and administrative expense categories on the same basis provided to the CODM.

For the year ended December 31, 2025:

General & Administrative Expense Category	Greece office	Singapore Office	Dubai Office	Hong-Kong office	UK office	Total
Employee remuneration	5,380,992	1,665,267	637,783	938,610	3,813,587	12,436,239
IT expenses	457,663	787	-	1,221	1,771	461,442
Professional fees	4,143,677	214,301	22,104	10,553	42,064	4,432,699
Travel, marketing and communication expenses	272,733	46,994	61,473	27,596	120,282	529,078
Office expenses	757,132	34,981	56,060	86,075	201,285	1,135,533
Other expenses	108,762	41,108	19,258	47,106	48,360	264,594
Total	11,120,959	2,003,438	796,678	1,111,161	4,227,349	19,259,585

For the year ended December 31, 2024:

General & Administrative Expense Category	Greece office	Singapore Office	Dubai Office	Hong-Kong office	UK office	Total
Employee remuneration	4,360,185	1,224,812	835,185	663,132	1,966,132	9,049,446
IT expenses	629,900	9,456	172	7,083	5,988	652,599
Professional fees	1,246,513	8,491	31,770	18,452	36,938	1,342,164
Travel, marketing and communication expenses	301,019	61,718	37,859	34,240	131,774	566,610
Office expenses	733,744	16,010	72,179	29,842	194,660	1,046,435
Other expenses	59,033	38,361	57,326	57,406	30,219	242,345
Total	7,330,394	1,358,848	1,034,491	810,155	2,365,711	12,899,599

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

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

The total general and administrative expenses of $19,259,585 $12,899,599 and $10,099,716 for the years ended December 31, 2025, 2024 and 2023, respectively, as disaggregated by geography above, reconcile in full to the consolidated amounts of general and administrative expenses presented in the accompanying consolidated statements of operations.

The Company discloses in the table below the geographical information of revenues in accordance with ASC 280. Revenues are attributed to individual countries based on the location of the customer, which is determined by the customer's country of domicile as specified in the charter party agreements or other commercial arrangements. During the years ended December 31, 2025, 2024 and 2023, countries that individually represent more than 10% of total revenues are disclosed separately, while revenues from all other countries are aggregated and presented under "Other."

	Year ended December 31,
Country	2025	2024	2023
Singapore	4,948,657	13,741,100	21,991,563
USA	5,997,336	-	-
Marshall Islands	11,550,664	10,855,355	23,470,371
United Arab Emirates	6,890,498	-	-
Germany	8,075,520	-	-
Switzerland	8,790,159	-	-
Other	9,599,024	4,353,418	3,635,502
Total revenues	55,851,858	28,949,873	49,097,436

During the years ended December 31, 2025, 2024 and 2023 four, three and three customers, respectively, accounted for 10% or more of the Company’s revenues.

	Year ended December 31,
Customer	2025	2024	2023
A (Switzerland)	16%	-	-
B (Germany)	14%	-	-
C (United Arab Emirates)	12%	-	-
D (USA)	11%	-	-
E (Singapore)	-	45%	22%
F (Marshall Islands)	-	13%	-
G (Marshall Islands)	-	13%	11%
H (Marshall Islands)	-	-	17%

21.
Stock Based Compensation

On March 12, 2025, the Board of Directors and the Compensation Committee of the Company approved an Equity Incentive Plan (the “Plan”). Certain officers, directors and employees of the Company are eligible to receive awards under the Plan. During the year ended December 31, 2025, a total of 3,106,929 shares were granted under the Plan either as performance bonus to the employees for services already rendered, which were immediately considered vested, or as stock-based compensation to employees of the Company and to non-employee directors for services already rendered and were immediately considered vested or services that contained future service vesting conditions. The fair value of each share granted was $2.55 which is equal to the closing price of the HMR’s common stock on the grant date.

All unvested shares are conditional upon the option holder’s continued service as an employee of the Company, or as a director until the applicable vesting date. Until such time that restricted shares, are forfeited the grantee has the right to vote such restricted shares, to receive and retain all regular cash dividends paid on such restricted shares and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the restricted shares. The Company did not pay any dividends during the period from March 12, 2025, to December 31, 2025, to these shares.

The stock-based compensation expense for the year ended December 31, 2025, amounted to $4,962,819 and is included in “General and administrative expenses” in the consolidated statement of operations.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

A summary of the status of the Company’s non-vested shares as of December 31, 2025, is presented below:

	Number of shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2025	-	-
Granted	3,106,929	2.55
Vested	(1,129,091)	(2.55)
Forfeited	(16,666)	(2.55)
Non-vested, December 31, 2025	1,961,172	2.55

The remaining unrecognized compensation cost relating to the shares granted amounting to $2,917,350 as of December 31, 2025, is expected to be recognized over the weighted average remaining period of 2.1 years, according to the contractual terms of those non-vested share awards.

The total fair value of shares vested during the year ended December 31, 2025, was $2,864,982.

As of December 31, 2025, from the total vested share awards of 1,129,091, the shares of 1,070,753 were issued and included in the Company’s common stock with par value $0.001.

22.
Subsequent Events

On January 21, 2026, the Company terminated the MOA entered into on June 30, 2025, with respect to the acquisition of C/V A. Obelix. The deposit of $2,525,000 was returned to the Company in 2026, and there was no financial impact to the Company.

Subsequent to December 31, 2025 and as of April 30, 2026, the Company sold 45,356 shares, generating net proceeds of $50,045 under the common shares purchase agreement with B. Riley Principal Capital II, LLC that was entered into on June 6, 2025.

Subsequent to December 31, 2025, military conflict involving Iran disrupted vessel transit in and around the Strait of Hormuz. At the date of issuance of these consolidated financial statements, the Company cannot predict the duration or financial effect of this matter.

On April 22, 2026, the Company received a written notification from Nasdaq indicating that because the closing bid price of its common shares for the last 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on The Nasdaq Capital Market, the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until October 19, 2026.The Company intends to monitor the closing bid price of its common shares during this grace period and will consider its options in order to regain compliance with The Nasdaq Capital Market minimum bid price requirement. The Company intends to cure the deficiency within the prescribed grace period.